UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

 **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

 **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 000-22427



HESKA CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**77-0192527**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
3760 Rocky Mountain Avenue **Loveland, Colorado**	**80538**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(970) 493-7272**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, $0.01 par value	HSKA	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☒   Accelerated filer ☐

Non-accelerated filer ☐   Smaller Reporting Company ☐

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of voting common stock held by non-affiliates of the registrant was approximately $930,762,767 based upon the closing price on the Nasdaq Capital Market reported for such date. This calculation does not reflect a determination that certain persons are affiliates of the registrant for any other purpose.

10,876,018 shares of the Registrant's Public Common Stock, $.01 par value, were outstanding at February 16, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

Items 10, 11, 12, 13 and 14 of Part III incorporate by reference information from the Registrant's definitive proxy statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the Registrant's 2023 Annual Meeting of Stockholders to be held on or about May 3, 2023.

TABLE OF CONTENTS

HESKA, scil, ALLERCEPT, HemaTrue, Solo Step, Element DC, Element HT5, Element POC, Element i, Element i+, Element COAG, Element COAG+, Element DC5X and Element RC, Element RCX, Element RC3X, Element AIM, and scil vet, scil academy, scil vIP, scil ABC are registered trademarks of Heska Corporation. DRI-CHEM is a registered trademark of FUJIFILM Corporation. TRI-HEART is a registered trademark of Intervet Inc., d/b/a Merck Animal Health, formerly known as Schering-Plough Animal Health Corporation, which is a unit of Merck & Co., Inc., in the United States and is a registered trademark of Heska Corporation in other countries. Nu.Q is a registered trademark of Belgian Volition SPRL. This Annual Report on Form 10-K also refers to trademarks and trade names of other organizations.

Our Certificate of Incorporation, as amended (the "Charter"), authorizes three classes of stock: Original Common Stock, Public Common Stock, and Preferred Stock. Pursuant to an NOL Protective Amendment to the Charter adopted in 2010, all shares of Original Common Stock then outstanding were automatically reclassified into shares of Public Common Stock. Our Public Common Stock trades on the Nasdaq Stock Market LLC. In this Annual Report on Form 10-K, references to "Public Common Stock" and "common stock" are references to our Public Common Stock, unless the context otherwise requires.

Statement Regarding Forward Looking Statements

This Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For this purpose, any statements contained herein that are not statements of current or historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "scheduled," "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially from those expressed or forecasted in any such forward-looking statements as a result of certain factors. Such factors are set forth in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this Form 10-K and include, among others, risks and uncertainties related to:

- our business is subject to risk based on global economic conditions, including inflationary pressures and lingering economic effects of the COVID-19 pandemic;
- the success of third parties in marketing our products;
- our reliance on third party suppliers and collaborative partners;
- our dependence on key personnel and increased human capital costs;
- our dependence upon a number of significant customers;
- competitive conditions in our industry;
- our dependence on third parties to successfully develop new products;
- our ability to market and sell our products successfully;
- expansion of our international operations;
- the impact of regulation on our business;
- the success of our acquisitions and other strategic development opportunities;
- our ability to develop, commercialize and gain market acceptance of our products;
- cybersecurity incidents and related disruptions and our ability to protect our stakeholders' privacy;
- product returns or liabilities;
- volatility of our stock price;
- our ability to service our convertible notes and comply with their terms.

Readers are cautioned not to place undue reliance on these forward-looking statements.

Although we believe that expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect the passage of time, any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, except as otherwise required by applicable securities laws. These forward-looking statements apply only as of the date of this Form 10-K or for statements incorporated by reference from our 2023 proxy statement on Schedule 14A, as of the date of the Schedule 14A.

PART I

Item 1. Business

Unless we state otherwise or the context otherwise requires, the terms "Heska," "we," "our," "us" and the "Company" refer to Heska Corporation and its consolidated subsidiaries.

Overview

We sell, manufacture, market and support diagnostic and specialty products and solutions for veterinary practitioners. Our portfolio includes point-of-care ("POC") diagnostic laboratory instruments and consumables including rapid assay diagnostic products and digital cytology services; POC digital imaging diagnostic products; local and cloud-based data services; practice information management software ("PIMS") and related software and support; reference laboratory testing; allergy testing and immunotherapy; heartworm preventive products; and vaccines. Our primary focus is on supporting companion animal veterinarians in providing care to their patients.

Our business is composed of two operating and reportable segments: North America and International. North America consists of the United States, Canada and Mexico. International consists of geographies outside of North America, primarily our operations in Germany, Italy, Spain, France, Switzerland, Australia and Malaysia. The Company's strategic focus on POC diagnostic laboratory and imaging products is included in both segments. The North America segment also includes the contract manufacturing of vaccines and pharmaceutical products and a small veterinary laboratory, and the International segment includes our PIMS business and veterinary laboratories.

For the year ended December 31, 2022, our North America and International segments represent approximately 60% and 40% of our total revenue, respectively.

Acquisitions have been, and we expect that they will continue to be, meaningful to our organization's growth and results of operations. In 2020, we completed the acquisition of scil animal care company GmbH ("scil"). Like Heska, scil focuses on POC diagnostic solutions for companion animal veterinarians, primarily in Europe. The scil acquisition represented a key milestone in the Company's history, creating an international veterinary diagnostics company with leadership positions in key geographic markets including Germany, France, Italy, Spain, Canada, and Malaysia.

We believe that companion animal veterinarians look to us and other diagnostic providers to provide a portfolio of solutions for their varied diagnostic needs. The scil acquisition significantly expanded the geographies that we serve and our customer base with regard to our core offerings: POC laboratory and imaging diagnostic solutions. In addition, we have deployed capital to invest in other elements of our diagnostic portfolio further described under products and services and as follows:

- In 2021, we:

  ◦ acquired BiEsse A-Laboratorio die Analisi Veterinarie S.r.l. ("BSA"), based in Milan, Italy, which expanded our reference laboratory capabilities;

  ◦ acquired 65% of the equity of Biotech Laboratories U.S.A. LLC ("Biotech"), a developer of rapid assay diagnostic testing. In 2022, we incrementally increased our ownership to 75.50%; and

  ◦ acquired Lacuna Diagnostics, Inc. ("Lacuna") to expand our diagnostic offering to include digital cytology services.

- On January 3, 2022, we acquired Veterinärmedizinisches Dienstleistungszentrum (VetZ) GmbH ("VetZ"). VetZ is a European leader in veterinary PIMS.

- On March 28, 2022, we entered into a Master License and Product Supply Agreement with Belgian Volition SRL to develop and commercialize a POC cancer screening and monitoring solution for dogs and cats under an exclusive arrangement.

- On January 3, 2023, the Company completed the acquisition of MBio Diagnostics, Inc., d/b/a LightDeck Diagnostics ("LightDeck"). The LightDeck acquisition represents a meaningful increase in our intellectual property portfolio as well as our manufacturing and research and development capabilities.

Major Products and Services

We offer a portfolio of veterinary POC (stationary and portable) laboratory diagnostic instruments for testing blood and other biological substances, for diagnostic imaging and for other uses, including those described below. We also market and sell consumable supplies and services for these instruments. Our portfolio of veterinary instruments includes the following:

POC Laboratory

Blood Chemistry. Element DC® Veterinary Chemistry Analyzer (the "Element DC") uses consumable, dry slide technology for blood chemistry and electrolyte analysis. The Element DC5x® Veterinary Chemistry Analyzer (the "Element DC5x"), launched during 2018, delivers faster run times, higher throughput, and allows simultaneous staging of five patient samples. The Element DCX™ Veterinary Chemistry Analyzer (the "Element DCX"), launched during 2021, is a chemistry analyzer that is positioned between the economical Element DC and the higher-capacity Element DC5x. The Element DC, Element DCX, and Element DC5x utilize the same consumable test slides. We are supplied with the Element DC, Element DCX, and Element DC5x, as well as the affiliated test slides and supplies under a contractual agreement with a single third-party supplier. These products are sold in the North America segment and Australia.

We also market and distribute the Element RC®, Element RCX™, and Element RC3X™ compact chemistry systems that utilize load-and-go rotors (consumables) for blood chemistry and electrolyte analysis. Rotors of various test menus are available, providing results in some cases for up to 21 tests. We also market and distribute the scil Element DC®, compact chemistry system that utilizes load-and-go consumables for blood chemistry. We are supplied with the Element RC, the Element RCX, the Element RC3X, and the scil Element DC under contractual agreements with third-party suppliers. These products are sold and marketed in the International segment.

Hematology. The Element HT5® Hematology Analyzer (the "HT5") is a five-part hematology analyzer that measures key parameters such as white blood cell count, red blood cell count, platelet count and hemoglobin levels in animals, and it is sold in both the North America and International segments. We also market the scil Vet abc Plus +™, a four-part hematology analyzer, in the International segment.

Blood Gases and Electrolytes. The Element POC® Blood Gas & Electrolyte Analyzer is a handheld, wireless analyzer which delivers rapid blood gas, electrolyte, metabolite and basic blood chemistry testing utilizing consumable test cards. We market this in the North America segment. In our International segment, mainly Europe, we market and sell Edan blood gas products.

Immunodiagnostics. The Element i+® Immunodiagnostic Analyzer (the "Element i+"), which launched during 2020, and as of January 3, 2023 is part of our proprietary product offering, utilizes patented fluorescence waveguide immunoassay technology with laser evanescent illumination for in-clinic detection of Total T4, Cortisol, Progesterone, cCRP and cTSH. The Element i+ analyzer system has capability to run multiplexed assays in a consumable microfluidic cartridge, offering potential future menu expansions in endocrine, inflammatory, infectious disease, and other diagnostic target areas. We anticipate launching our proprietary cancer screen on the Element i+ platform. We market this in both the North America and International segments. The Cube-Vet™ is a compact benchtop analyzer used for the determination of various immunodiagnostic parameters sold throughout Europe.

Coagulation. The Element COAG® Veterinary Analyzer (the "Element COAG") is a compact cartridge-based system used for coagulation and specialty testing. We currently offer five consumable test cartridges on the Element COAG. The Element COAG+® Veterinary Analyzer is a lightweight, handheld, battery-powered, wifi-capable cartridge-based system used for coagulation testing. We market this in both the North America and International segments.

Urine and Fecal Diagnostics. The Element AIM® Veterinary Analyzer (the "Element AIM") is a novel, proprietary automated fecal and urine combination POC laboratory analyzer launched in 2021. The Element AIM analyzes images using artificial intelligence that can be presented for rapid viewing during the patient visit, eliminating manual sample processing and time-consuming microscopic slide review. Cloud image capture and continuous machine learning software capabilities allow identification, classification, and quantitation improvements. We market this in both the North America and International segments.

Digital Cytology. The HeskaView™ Telecytology service provides in-clinic automated microscopic slide scanning and computing equipment that is seamlessly integrated with an online, on-demand network of board-certified clinical pathologists available 24 hours a day, 7 days a week, 365 days a year in North America. Patient samples can be evaluated, and a comprehensive pathology report returned to the veterinarian quickly, expediting patient diagnosis and treatment and elevating overall patient care.

Rapid Assay Diagnostics. We sell rapid POC tests to detect antigens and antibodies associated with infectious and parasitic diseases of animals. The trūRapid™ line of lateral flow tests are single-use consumables that are fast, accurate, and convenient for veterinarians. There are over 20 different tests available for use, but only marketed in countries with respective regulatory approval, to detect antigens and antibodies for a variety of infectious and parasitic diseases. Both individual and multiplex tests are available to give clinics flexibility in testing options. trūRapids™ can be used on a variety of samples, including feces, whole blood, serum, or plasma.

POC Imaging and Informatics

Digital Radiography. We sell equipment, including digital radiography detectors and related accessories for use in digital radiography imaging diagnostics in both of our segments. With this hardware, we also provide licensed embedded software, support, data hosting, warranty and other services. CloudDR™ solutions bring digital radiography detectors, acquisition workstations and acquisition software together to produce, review, archive and share radiographic image studies for our veterinary customers. We also sell mobile digital radiography products, primarily for equine use, such as the Cuattro Hub, a mobile digital radiography acquisition console that is capable of operating as a general wireless x-ray imager and as the control and display for DentiPod™, an intraoral dental sensor, and SonoPod™, a wireless ultrasound.

Ultrasound Systems. We sell ultrasound products, including affiliated probes and peripherals, with varying features and corresponding price points from various suppliers in both of our segments.

Other Imaging Systems. We sell CT (computed tomography) and MRI (magnetic resonance imaging) products with varying features and corresponding price points in our International segment.

Diagnostic Data and Support. Cloudbank™ is an automatic, secure, web-based image storage solution designed to interface with the imaging products we sell. HeskaView+™ is a Picture Archival and Communications Systems (PACS) for web or local viewing, reporting, planning and email sharing of studies on Internet-enabled devices, including personal computers, tablet devices and smartphones. SupportCloud™ is a support package including call center voice and remote diagnostics, recovery and other services, such as the provision of warranty-related loaner units. Access and operation between our imaging devices, Cloudbank™ and SupportCloud™ is supported by the acquisition software used in the equipment we sell. The aforementioned solutions are available in both of our segments.

HeskaView and Heska's Data Capture Utility (DCU) are PIMS applications for POC devices. The HeskaView software can be used as independent practice information reporting software for Heska analyzers. HeskaView and the DCU can be used as a middleware to bi-directionally connect Heska's analyzers to a wide variety of veterinary PIMS platforms used throughout North America.

scil vIP® is software that enables connectivity for POC devices in our International segment. The software can be used as independent practice information software or as middleware to connect POC equipment to PIMS throughout Europe. It further provides a web interface allowing users to access the software easily.

VetZ is the name of our PIMS business. VetZ's signature software offering is the "easyVET" product which is sold via license to veterinary practices and combines practice management, image management, communication and other functionality. VetZ also provides recurring support service (including updates, upgrades, and helpdesk) after sale. In addition, VetZ provides "easyIMAGE", a PACS software package as part of easyVET as well as on a stand-alone basis, digital radiography systems (sourced from Heska), "vetsXL" which is connectivity software between veterinary practices and laboratory, insurance management and other providers to veterinary clinics, and "petsXL" which facilitates communication between veterinary clinics and pet owners. These software packages are offered primarily in Europe.

Heartworm Preventive Products

We have an agreement with Merck Animal Health granting Merck Animal Health the non-exclusive distribution and marketing rights for our canine heartworm prevention product, Tri-Heart® Plus Chewable Tablets, ultimately sold to or through veterinarians in the U.S. Tri-Heart Plus Chewable Tablets (ivermectin/pyrantel) are indicated for use as a monthly preventive treatment of canine heartworm infection and for treatment and control of ascarid and hookworm infections. We manufacture Tri-Heart Plus Chewable Tablets at our Des Moines, Iowa production facility.

Allergy Products and Services

Allergies are common in companion animals. Clinical symptoms of allergies are variable, but often manifest as persistent and serious skin disease in dogs and cats. Management of allergic disease is clinically problematic, as there are a large number of allergens that may give rise to these conditions. ALLERCEPT® Definitive Allergen Panels are used to determine the specific allergens to which an animal, such as a dog, cat or horse, is reacting. The test results often serve as the basis for prescription ALLERCEPT® Therapy Shots and ALLERCEPT® Therapy Drops. Our veterinary laboratories in Loveland, Colorado and Fribourg, Switzerland both offer blood testing using our ALLERCEPT® Definitive Allergen Panels.

Other Vaccines and Pharmaceuticals ("OVP")

We manufacture biological and pharmaceutical products for a number of other animal health companies in our facility in Des Moines, Iowa. We manufacture products for livestock and companion animals. Our offerings range from providing a portfolio of services which include research, licensing, production, labeling and packaging of products to providing any one of these services as needed by our customers, as well as validation support and distribution services.

We developed a line of bovine vaccines that are regulated by the U.S. Department of Agriculture ("USDA"). In January 2015, we signed a long-term Master Supply Agreement related to these vaccines with Elanco Animal Health, Inc. ("Elanco"), which terminates on June 17, 2023.

Marketing, Sales and Customer Support

The acceptance of our products and solutions by veterinarians is critical to our success. In both of our segments, we sell and market our core products and solutions to veterinarians through our internal marketing organization, our field sales organization, a telephone sales force and independent third-party distributors. In our North America segment, our OVP products are marketed and sold by third parties under third-party labels. We market and sell outside our key countries through third-party veterinary diagnostic laboratories and independent third-party distributors. As of December 31, 2022, our customer facing sales, installed base support and utilization organization consisted of 156 and 187 individuals in our North America and International segments, respectively.

Manufacturing

The majority of our revenue is derived from sales of products manufactured by third parties. Third parties manufacture our veterinary instruments, including affiliated consumables and supplies. Our acquisition of LightDeck represented an investment in our manufacturing capabilities. Following our acquisition of LightDeck, we own the manufacturing rights to the Element i+ analyzer and related consumables.

Our facility in Des Moines, Iowa is a USDA, Food and Drug Administration ("FDA") and Drug Enforcement Agency ("DEA") licensed biological and pharmaceutical manufacturing facility. This facility currently has the capacity to manufacture more than 50 million doses of vaccine each year. We expect that we will, for the foreseeable future, manufacture most, or all of our pharmaceutical and biological products at this facility. We currently manufacture our canine heartworm prevention product, our allergy treatment products and our OVP products at this facility.

The OVP products for our North America segment are purchased in both finished and bulk format, and we perform all phases of manufacturing, including growth of the active bacterial and viral agents, sterile filling, lyophilization and packaging at this facility. We manufacture our various allergy products at our Des Moines facility, our Loveland facility and our Fribourg facility. We believe the raw materials for most of the products we manufacture are readily available from more than one source.

Product Development

We are committed to providing innovative products to address the health needs of companion animals. We may obtain such products from external sources, third-party collaboration arrangements or internal research and development.

We are committed to identifying external product opportunities and creating business and technical collaborations that lead to high value veterinary products and solutions. We believe that our active participation in scientific networks and our reputation for investing in research enhance our ability to develop and acquire new products and solutions. Our acquisition of LightDeck expanded our internal research and development capabilities.

Intellectual Property

We rely upon various forms of intellectual property, including trade secrets, patents, trademarks, copyrights, know-how, continuing technological innovations, and licenses and other proprietary rights to develop and maintain our competitive position. Our various agreements with third party manufacturers for POC products provide obligations to protect our intellectual property, as well as intellectual property associated with our products. The proprietary technologies of our OVP products are primarily protected through trade secret protection of, for example, our manufacturing processes in this area.

We actively seek patent protection both in the U.S. and abroad. Our issued patent portfolios primarily relate to allergy and diagnostic technologies. As of December 31, 2022, we owned, co-owned or had rights to one issued U.S. patent expiring in April 2024 and had one pending U.S. patent application. Our corresponding foreign patent portfolio as of December 31, 2022 included one issued patent in Canada expiring in August 2024.

We also have obtained exclusive and non-exclusive licenses for numerous other patents held by academic institutions and for-profit companies. Our material licenses include our exclusive license to develop and commercialize the Nu.Q® POC cancer screening and monitoring solution for dogs and cats.

Seasonality

We do not experience significant seasonal fluctuations in our sales throughout the year.

Government Regulation

Although the majority of our revenue is from the sale of unregulated items, many of our products or products that we may develop are, or may be, subject to extensive regulation by governmental authorities in the U.S., including the USDA, FDA and the EPA and by similar agencies in other countries. These regulations govern, among other things, the development, testing, manufacturing, labeling, storage, pre-market approval, advertising, promotion, sale and distribution of our products. Satisfaction of these requirements can take several years to achieve, and the time needed to satisfy them may vary substantially, based on the type, complexity, and novelty of the product. Any product that we develop must receive all relevant regulatory approval or clearances, if required, before it may be marketed in a particular country. The following summarizes the major U.S. government agencies that regulate animal health products:

- *USDA*. Vaccines and certain single use, POC diagnostics are considered veterinary biologics and are therefore regulated by the Center for Veterinary Biologics, or CVB, of the USDA. The USDA licensing process involves the submission of several data packages. These packages include information on how the product will be manufactured, information on the efficacy and safety of the product in laboratory and target animal studies and information on performance of the product in field conditions.

- *FDA*. Pharmaceutical products, which typically include synthetic compounds, are approved and monitored by the Center for Veterinary Medicine of the FDA. Under the Federal Food, Drug and Cosmetic Act, the same statutory standard for FDA approval applies to both human and animal drugs: demonstrated safety, efficacy and compliance with FDA manufacturing standards. However, unlike human drugs, neither preclinical studies nor a sequential phase system of studies are required. Rather, for animal drugs, studies for safety and efficacy may be conducted immediately in the species for which the drug is intended. Thus, there is no required phased evaluation of drug performance, and the Center for Veterinary Medicine will review data at appropriate times in the drug development process.

- *EPA*. Products that are applied topically to animals or to premises to control external parasites are regulated by the Environmental Protection Agency, or EPA.

After we have received regulatory licensing or approval for our products, numerous regulatory requirements typically apply. Among the conditions for certain regulatory approvals is the requirement that our manufacturing facilities or those of our third-party manufacturers may need to conform to current Good Manufacturing Practices or other manufacturing regulations, which include requirements relating to quality control and quality assurance as well as maintenance of records and documentation. The USDA, FDA, EPA and foreign regulatory authorities strictly enforce manufacturing regulatory requirements through periodic inspections and/or reports.

A number of our animal health products are not regulated. For example, certain products such as our ALLERCEPT® panels are not regulated by either the USDA or FDA. Similarly, none of our veterinary instruments requires regulatory approval to be marketed and sold in the U.S.

We have pursued Conformité Européene (CE) Marking for certain POC laboratory instruments and imaging equipment and regulatory approval outside the U.S. based on market demographics of foreign countries. For marketing outside the U.S., we are subject to foreign regulatory requirements governing regulatory licensing and approval for many of our products. Licensing and approval by comparable regulatory authorities of foreign countries must be obtained before we can market products in those countries. Product licensing approval processes and requirements vary from country to country and the time required for such approvals may differ substantially from that required in the U.S. We cannot be certain that approval of any of our products in one country will result in approvals in any other country.

To date, we or our distributors have sought regulatory approval for certain of our products from the Canadian Center for Veterinary Biologics, or CCVB (Canada); the Japanese Ministry of Agriculture, Forestry and Fisheries, or MAFF (Japan); the Australian Department of Agriculture, Fisheries and Forestry, or ADAFF (Australia); the Republic of South Africa Department of Agriculture, or RSADA (South Africa); the Agriculture, Fisheries and Conservation Department, or ADCD (Hong Kong); the Macau Animal Health Division of Animal Control and Inspection, or IACM (Macau); the Spanish Ministry for Agriculture, Fisheries and Food; and from the relevant regulatory authorities in certain other countries requiring such approval.

The heartworm and allergy products previously discussed which have received regulatory approval in the U.S. and/or elsewhere are summarized below:

Products	Country	Regulated	Agency	Status
ALLERCEPT Allergy Treatment Sets	U.S.	Yes	USDA	Licensed
	Canada	Yes	CCVB	Licensed
SOLO STEP CH	U.S.	Yes	USDA	Licensed
	EU	No-in most countries		
	Canada	Yes	CCVB	Licensed
SOLO STEP FH	U.S.	Yes	USDA	Licensed
	Canada	Yes	CCVB	Licensed
TRI-HEART Plus Heartworm Preventive	U.S.	Yes	FDA	Licensed
	Hong Kong	Yes	AFCD	Licensed
	Macau	Yes	IACM	Licensed
Heartworm Antigen Test Kit	U.S.	Yes	USDA	Licensed

Competition

Our market is intensely competitive. Our competitors include animal health companies and major pharmaceutical companies that have animal health divisions as well as human health companies. We also compete with independent, third-party distributors and suppliers, including distributors and suppliers who sell products under their own private labels. In the POC diagnostic testing market, our major competitors include IDEXX Laboratories, Inc. ("IDEXX") and Zoetis Inc. ("Zoetis"). Each of IDEXX and Zoetis has a larger veterinary product and service offering than we do and a large sales infrastructure network and a well-established brand name. The primary business of IDEXX, like ours, is veterinary diagnostics while the primary business of Zoetis is veterinary pharmaceuticals.

In our North America segment, the OVP products we manufacture for sale by third parties compete with similar products offered by a number of other companies, some of which have substantially greater financial, technical, research and other resources than us and may have more established marketing, sales, distribution and service organizations than we do. Companies with a significant presence in the animal health market include C.H. Boehringer Sohn AG & Co. KG (Boehringer Ingelheim), CEVA Santé Animale, Elanco, Merck Animal Health, Sanofi, Vétoquinol S.A., and Virbac S.A. These and other competitors and potential competitors may have substantially greater financial, technical, research and other resources and larger, more established marketing, sales, distribution and service organizations than we do. Our competitors may offer broader product lines and have greater name recognition than we do.

Environmental Regulation

In connection with our product development activities and manufacturing of our biological, pharmaceutical, diagnostic and detection products, we are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, handling and disposal of certain materials, biological specimens and wastes. Although we believe that we have complied with these laws, regulations and policies in all material respects and have not been required to take any significant action to correct any noncompliance, we may be required to incur significant costs to comply with environmental and health and safety regulations in the future. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources.

Human Capital Resources

As of December 31, 2022, we employed approximately 808 persons, 428 in North America and 380 internationally. We employ temporary workers on a need only basis to maintain business flexibility and a dynamic workforce. We are committed to employee diversity and inclusion and the support of traditionally underrepresented groups in management. Our workforce is approximately 53% women and 47% men with 44% of our U.S. management team (defined as Director, Vice President, Senior Vice President and Executive Vice President) represented by women.

We believe that the current and future ability to execute on our strategic initiatives is highly dependent upon our ability to recruit, retain and reward our employees. We engage in targeted recruitment strategies to fill highly skilled positions. Our employees enjoy competitive compensation plans including market rate targeted salaries, robust benefits including retirement plans and employee stock purchase plan opportunities, and the opportunity for participation in short- and long-term incentive programs. Our compensation philosophy is designed to provide an appealing, market-based and rewarding compensation program that encourages high personal and company performance, strong cultural and ethical behavior, and incentives aligned with stockholder interests. Our aim is to attract, engage and retain highly qualified, motivated, and creative people who will fulfill our mission to be the "voice of the pet," while delivering on Heska goals in a healthy, honest, and sustainable manner.

We are committed to providing a workplace that protects the health and well-being of our employees. All employees are required to abide by our Code of Conduct and Ethics, company health and safety parameters and contribute to a positive and friendly company culture. Due to the COVID-19 pandemic and in consideration of our employees' safety, in March 2020, we implemented work from home policies for employees with the ability to work remotely, along with targeted on-site attendance for employees whose job requires their physical presence. At our Des Moines, Iowa manufacturing facility, we instituted staggered start times, designated building entry/exit protocols and closed common areas to maximize "social distancing" guidelines. We anticipate easing restrictions implemented during the height of the pandemic and continuing limited return to work procedures throughout 2023. Internationally, we continue to abide by local and country specific governmental requirements and follow local authority recommendations.

Where You Can Find Additional Information

Our principal executive offices are located at 3760 Rocky Mountain Avenue, Loveland, Colorado 80538. Our telephone number is 970-493-7272 and our Internet address is www.heska.com. References to our website in this Annual Report on Form 10-K are inactive textual references only and the content of our website should not be deemed incorporated by reference for any purpose.

Because we believe it provides useful information in a cost-effective manner to interested investors, we make available free of charge, via a link on our website, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practical after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC").

In addition, you may also review and download a copy of this Annual Report on Form 10-K, including any exhibits and any schedules filed therewith, and our other periodic and current reports, proxy and information statements, and other information that we file with the SEC, without charge, by visiting the SEC's website (http://www.sec.gov).

Information About Our Executive Officers

Our executive officers and their ages as of February 28, 2023 are as follows:

Name	Age	Position
Kevin S. Wilson	50	Chief Executive Officer and President
Catherine Grassman	47	Executive Vice President, Chief Financial Officer
Nancy Wisnewski, Ph.D.	60	Executive Vice President, Chief Operating Officer
Steven M. Eyl	57	Executive Vice President, Chief Commercial Officer, and President, scil animal care company
Christopher Sveen	40	Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary, Heska and President, Diamond Animal Health
Eleanor Baker	38	Executive Vice President, Managing Director and Chief Operating Officer scil animal care company
Anthony Providenti	56	Executive Vice President, Corporate Development

Kevin S. Wilson was appointed President and Chief Executive Officer effective March 31, 2014. He previously served as our President and Chief Operating Officer from February 2013. Mr. Wilson became a member of our Board of Directors in May 2014. Mr. Wilson is a founder, member and officer of Cuattro, LLC, an imaging and software company. Since 2008, he has been involved in developing technologies for radiographic imaging with Cuattro, LLC and as a founder of Cuattro Software, LLC, Cuattro Medical, LLC and Cuattro Veterinary, LLC. Mr. Wilson served on the board of various private, non-profit and educational organizations from 2005 to 2011. He was a founder of Sound Technologies, Inc., a diagnostic imaging company, in 1996. After Sound Technologies, Inc. was sold to VCA Antech, Inc. in 2004, Mr. Wilson served as Chief Strategy Officer for VCA Antech, Inc. until 2006. Mr. Wilson attended Saddleback College.

Catherine Grassman, CPA, was appointed Executive Vice President, Chief Financial Officer on May 6, 2019. She previously served as Vice President and Chief Accounting Officer from December 2017 to May 2019 and as Corporate Controller from January 2017 to December 2017. Prior to joining Heska, Ms. Grassman was Corporate Controller of KeyPoint Government Solutions, a mid-sized private-equity backed, background investigation services company. She also spent more than 15 years with PricewaterhouseCoopers, LLP as a senior manager in the audit practice. She is licensed in Colorado as a Certified Public Accountant and possesses a Master of Accountancy and a Bachelor of Business Administration from Stetson University.

Nancy Wisnewski, Ph.D. was appointed Executive Vice President, Chief Operating Officer in August 2019. She previously served as Executive Vice President, Diagnostic Operations and Product Development from September 2016 to August 2019, as Executive Vice President, Product Development and Customer Service from April 2011 to September 2016 and as Vice President, Product Development and Technical Customer Service from December 2006 to April 2011. From January 2006 to November 2006, Dr. Wisnewski was Vice President, Research and Development. Dr. Wisnewski held various positions in Heska's Research and Development organization between 1993 and 2005. She holds a Ph.D. in Parasitology/Biochemistry from the University of Notre Dame and a BS in Biology from Lafayette College. Dr. Wisnewski will step down from her current position effective March 31, 2023 and will remain with the Company in the position of Chief Science Advisor to the CEO, but will no longer serve as an executive officer as of such time.

Steven M. Eyl was appointed Executive Vice President, Global Sales and Marketing in September 2016. He previously served as our Executive Vice President, Commercial Operations from May 2013 to September 2016. Mr. Eyl was a principal of Eyl Business Services, a consulting firm, from January 2012 to May 2013. He was President of Sound Technologies, Inc. ("Sound") from 2000 to 2011, including after Sound's acquisition by VCA Antech, Inc. in 2004. Mr. Eyl has an extensive background in medical technology sales. He is a graduate of Indiana University.

Christopher Sveen, Esq. was appointed Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary of Heska Corporation and President, Diamond Animal Health in April 2020, previously serving as Vice President, General Counsel from December 2018 to April 2020. Before joining Heska, Mr. Sveen served as a Private Banker at J.P. Morgan Private Bank in Chicago from August 2015 to May 2018 and prior to that as a civil litigation and trial attorney at a boutique litigation firm. Mr. Sveen received his Juris Doctor from Chicago-Kent College of Law in 2009 and his Master of Business Administration (MBA) from the Kelley School of Business at Indiana University in 2015. He is licensed to practice law in Illinois and Colorado.

Eleanor Baker was appointed Executive Vice President, Managing Director of scil in April 2020, previously serving as Vice President, General Counsel since November 2017. Previously, Ms. Baker worked at KPMG, LLP as a technology and innovation solutions consultant from 2015 to November 2017. Ms. Baker received her Juris Doctor from Wake Forest School of Law, a Master of Laws from University of Houston and her undergraduate degree from Texas A&M University. She is licensed to practice law in Texas and Colorado.

Anthony Providenti was appointed Executive Vice President, Corporate Development in September 2021. Mr. Providenti brings over 25 years of transactional experience and over 15 years of veterinary industry experience to this role. Prior to Heska, Mr. Providenti held key roles at prominent animal health companies, having served most recently as Executive Vice President, Corporate Development at Covetrus, Inc. He joined Covetrus in February 2019 as part of its formation after serving as Vice President, Corporate Business Development Group, Animal Health and Medical at Henry Schein, Inc. (NASDAQ: HSIC). Before joining Henry Schein, Mr. Providenti acted as a corporate attorney at Gibson, Dunn & Crutcher LLP. Mr. Providenti holds a Juris Doctor from Fordham University School of Law, where he served as an editor and a member of the Fordham Law Review and a BS in Accounting from Lehigh University.

Item 1A.   Risk Factors

Risk Factors Summary

Pursuant to Item 105(b) of Regulation S-K, the following represents a summary of the principal factors that make an investment in our common stock speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below under the heading "Risk Factors" and should be carefully considered, together with other information in this Form 10-K and our other filings with the SEC, before making an investment decision regarding our common stock.

Risks related to our business and industry

- Our business is subject to risk based on global economic conditions, including inflationary pressures and lingering economic effects of the COVID-19 pandemic.
- If third parties with substantial marketing rights for certain of our historical products, existing products, or future products under development are not successful in marketing those products, then our sales and financial position may suffer.
- We rely substantially on third party suppliers and rights under contracts with third parties. The loss of products, or rights under contracts, or delays in product availability from one or more third party suppliers could substantially harm our business.
- We depend on key personnel for our future success. If we lose our key personnel or are unable to attract and retain additional personnel, we may be unable to achieve our goals.
- We operate in a highly competitive industry, which could render our products obsolete or substantially limit the volume of products that we sell. This would limit our ability to compete and maintain sustained profitability.

- We often depend on third parties for products we intend to introduce in the future. If our current relationships and collaborations are not successful, we may not be able to introduce the products we intend to introduce in the future.
- We may be unable to market and sell our products successfully.
- We face risks associated with our international operations and our international expansion may not generate the results we anticipate.
- We may face costly legal disputes, including disputes related to our intellectual property or technology or that of our suppliers or collaborators.
- Interpretation of existing legislation, regulations and rules, including financial accounting standards, or implementation of future legislation, regulations and rules could cause our costs to increase or could harm us in other ways.
- We are currently evaluating, and we intend to pursue, acquisitions, investments, licenses, joint ventures, and other strategic development opportunities, which may not have desired results and could be detrimental to our financial position.
- Obtaining and maintaining regulatory approvals in order to market our products may be costly and could delay the marketing and sales of our products. Failure to meet regulatory requirements could cause significant losses from affected inventory and the loss of market share.
- Our future revenues depend on successful product development, direct manufacturing, contract manufacturing, commercialization and/or market acceptance, any of which can be slower than we expect or may not occur.
- Many of our expenses are fixed and if factors beyond our control cause our revenue to fluctuate, this fluctuation could cause greater than expected losses, cash flow and liquidity shortfalls.
- Cyberattack related breaches of our information technology systems could have an adverse effect on our business.
- We may be unable to protect our stakeholders' privacy or we may fail to comply with privacy laws.
- We may not be able to achieve sustained profitability or increase profitability on a quarterly or annual basis.
- We may face product returns and product liability litigation in excess of, or not covered by, our insurance coverage or indemnities and/or warranties from our suppliers. If we become subject to product liability claims resulting from defects in our products, we may fail to achieve market acceptance of our products and our sales could substantially decline.
- We may be held liable for the release of hazardous materials, which could result in extensive remediation costs or otherwise harm our business.

Risks related to our common stock

- Our stock price has historically experienced high volatility, and could do so in the future, including experiencing a material price decline resulting from a large sale in a short period of time. This volatility could affect the value of our common stock.
- Our NOL Protective Amendment could adversely impact the value and trading liquidity of our common stock.
- If securities analysts do not publish research or reports about our business, or if they downgrade our stock, the price of our stock could decline.
- We have not declared or paid any dividends on our common stock since 2012 and we do not anticipate paying any cash dividends in the foreseeable future.
- We have fewer than 200 holders of record, which could allow us to terminate voluntarily the registration of our common stock with the SEC and after which we would no longer be eligible to maintain the listing of our common stock on The Nasdaq Capital Market. We may also be unable to otherwise maintain our listing on The Nasdaq Capital Market.

- Provisions in our Certificate of Incorporation and bylaws and under Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Risks related to the outstanding Notes

- Servicing our debt will require a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.
- We may not have the ability to raise the funds necessary to settle conversions of our convertible notes (the "Notes") in cash or to repurchase the Notes upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the Notes.
- The conditional conversion feature of the Notes, if triggered, may adversely affect our financial condition and operating results.

Risk Factors

Our future operating results may vary substantially from period to period due to a number of factors, many of which are beyond our control. The following discussion highlights the material factors and the possible impact of these factors on future results of operations. If any of the following factors actually occur, our business, financial condition or results of operations could be harmed. In that case, the price of our Public Common Stock could decline and investors in our Public Common Stock could experience losses on their investment.

Risks related to our business and industry

Our business is subject to risk based on global economic conditions, including inflationary pressures and lingering economic effects of the COVID-19 pandemic.

Macroeconomic, global inflationary pressures and pandemic-related disruptions could have a material adverse effect on our business, financial condition, results of operations and cash flows. Our veterinarians, their customers and the companion animals they serve could be affected by continuing local and global inflationary pressures, lingering economic effects of the COVID-19 pandemic, further or unexpected economic recessionary fears, increased political instability and threats of war and could suffer from increased borrowing costs that limit discretionary consumer spending, which could lead to decreased pet visits, demand for our products and delayed companion animal diagnostic testing and treatment.

The extent to which the COVID-19 pandemic will cause lingering economic effects on our business, results of operation and financial condition is difficult to predict and depends on numerous rapidly evolving factors, such as the severity and transmission rate of the virus, the emergence and spread of variants, infection rates in areas where we operate, the extent and effectiveness of containment actions, including the continued availability and effectiveness of vaccines in the markets where we operate, the impact of actions taken by governmental authorities and other third parties in response to the pandemic, and the impact of these and other factors on our employees, customers, and suppliers. We are also monitoring the effects of the COVID-19 pandemic on the operation of veterinary clinics, consumer discretionary spending on their pets' health and wellbeing, research and development trends regarding animal health *vis a vis* human health, and the ability of our sales staff to travel and our manufacturing staff to operate in their normal capacities. However, the effect of the COVID-19 pandemic on the foregoing issues and numerous other potential issues is difficult to predict, both in the short-term and in the long-term, and any one of them could cause a material adverse effect on our business, results of operation and financial condition. Global economic conditions and the COVID-19 pandemic could also have the effect of heightening other risk factors described in this report.

If third parties with substantial marketing rights for certain historical products, existing products or future products under development are not successful in marketing those products, then our sales and financial position may suffer.

We are party to agreements with Merck Animal Health for our canine heartworm preventive product, TRI-HEART Plus Chewable Tablets, and Elanco for certain bovine vaccines, which have been sold primarily under the Titanium and MasterGuard brands. Either of these marketing partners may not devote sufficient resources to marketing our products and our sales and financial position could suffer significantly as a result. For example, in 2019, Merck Animal Health failed to market, sell and support our heartworm preventive product, which resulted in depressed PVD product annual revenue in our North America segment. Furthermore, there may be nothing to prevent these partners from pursuing alternative technologies, products or supply arrangements, including as part of mergers, acquisitions or divestitures. Third party marketing assistance may not be available in the future on reasonable terms, if at all. If the third parties with marketing rights for our products were to merge or go out of business, the sale and promotion of our products could be diminished.

We rely substantially on third party suppliers and rights under contracts with third parties. The loss of products, or rights under contracts, or delays in product availability from one or more third party suppliers could substantially harm our business.

To be successful, we must contract for the supply of, or manufacture ourselves, current and future products of appropriate quantity, quality and cost. Such products must be available on a timely basis and be in compliance with any regulatory requirements. Similarly, we must provide ourselves, or contract for the supply of, certain services. Such services must be provided in a timely and appropriate manner. Failure to do any of the above could substantially harm our business.

We rely on third party suppliers to manufacture those products we do not manufacture ourselves and to provide services we do not provide ourselves. Proprietary products provided by these suppliers represent a majority of our revenue. We currently rely on these suppliers for our POC laboratory instruments and consumable supplies for these instruments, for our imaging products and related software and services, for key components of our POC diagnostic tests as well as for the manufacture of other products.

The loss of access to products from one or more suppliers could have a significant, negative impact on our business. Major suppliers that sell us proprietary products are FUJIFILM Corporation and Shenzen Mindray Bio-Medical Electronics Co., Ltd. We often purchase products from our suppliers under agreements that are of limited duration or potentially can be terminated on short notice subsequent to unfavorable legal action. In the case of our POC laboratory instruments and our digital radiography solutions, post-termination, we are typically entitled to non-exclusive access to consumable supplies, or ongoing non-exclusive access to products and services to meet the needs of an existing customer base, respectively, for a defined period upon expiration of exclusive rights, which could subject us to competitive pressures in the period of non-exclusive access. There can be no assurance that our suppliers will meet their obligations under any agreements we may have in place with them or that we will be able to compel them to do so. Risks of relying on suppliers include:

- *Inability to meet minimum obligations*. Current agreements, or agreements we may negotiate in the future, may commit us to certain minimum purchase or other spending obligations. It is possible we will not be able to create the market demand to meet such obligations, which could create a drain on our financial resources and liquidity. Some agreements may require minimum purchases and/or sales to maintain product rights and we may be significantly harmed if we are unable to meet such requirements and lose product rights.

- *Loss of exclusivity*. In the case of our POC laboratory instruments, if we are entitled to non-exclusive access to consumable supplies for a defined period upon expiration of exclusive rights, we may face increased competition from a third party with similar non-exclusive access or our former supplier, which could cause us to lose customers and/or significantly decrease our margins and could significantly affect our financial results. In addition, current agreements, or agreements we may negotiate in the future, with suppliers may require us to meet minimum annual sales levels to maintain our position as the exclusive distributor of these products. We may not meet these minimum sales levels and maintain exclusivity over the distribution and sale of these products. If we are not the exclusive distributor of these products, competition may increase significantly, reducing our revenues and/or decreasing our margins.
- *Changes in economics*. An underlying change in the economics with a supplier, such as a large price increase or new requirement of large minimum purchase amounts, could have a significant, adverse effect on our business, particularly if we are unable to identify and implement an alternative source of supply in a timely manner.
- *Supply chain constraints in raw materials to suppliers*. Our suppliers rely on sourcing raw materials, instrument components and other items necessary to produce the supply of products we offer our customers. Supply chain constraints faced by our suppliers may delay a supplier's ability to produce our products, which could create an interruption in our ability to fulfill orders.
- *The loss of product rights upon expiration or termination of an existing agreement*. Unless we are able to find an alternate supply of a similar product, we would not be able to continue to offer our customers the same breadth of products and our sales and operating results would likely suffer. In the case of an instrument supplier, we could also potentially suffer the loss of sales of consumable supplies, which would be significant in cases where we have built a significant installed base, further harming our sales prospects and opportunities. Even if we were able to find an alternate supply for a product to which we lost rights, we would likely face increased competition from the product whose rights we lost being marketed by a third party or the former supplier and it may take us additional time and expense to gain the necessary approvals and launch an alternative product.
- *High switching costs*. In our POC laboratory instrument products, we could face significant competition and lose all or some of the consumable revenues from the installed base of those instruments if we were to switch to a competitive instrument. If we need to change to other commercial manufacturing contractors for certain of our regulated products, additional regulatory licenses or approvals generally must be obtained for these contractors prior to our use. This would require new testing and compliance inspections prior to sale, thus resulting in potential delays. Any new manufacturer would have to be educated in, or develop, substantially equivalent processes necessary for the production of our products. We likely would have to train our sales force, distribution network employees and customer support organization on the new product and spend significant funds marketing the new product to our customer base.
- *The involuntary or voluntary discontinuation of a product line*. Unless we are able to find an alternate supply of a similar product in this or similar circumstances with any product, we would not be able to continue to offer our customers the same breadth of products and our sales would likely suffer. Even if we are able to identify an alternate supply, it may take us additional time and expense to gain the necessary approvals and launch an alternative product, especially if the product is discontinued unexpectedly.
- *Inconsistent or inadequate quality control*. We may not be able to control or adequately monitor the quality of products we receive from our suppliers. Poor quality items could damage our reputation with our customers.
- *Limited capacity or ability to scale capacity*. If market demand for our products increases suddenly, our current suppliers might not be able to fulfill our commercial needs, which would require us to seek new manufacturing arrangements and may result in substantial delays in meeting market demand. If we consistently generate more demand for a product than a given supplier is capable of

handling, it could lead to large backorders and potentially lost sales to competitive products that are readily available. This could require us to seek or fund new sources of supply, which may be difficult to find or may require terms that are less advantageous if available at all.

- *Regulatory risk*. Our manufacturing facility and those of some of our third-party suppliers are subject to ongoing periodic unannounced inspection by regulatory authorities, including the FDA, USDA and other federal, state and foreign agencies for compliance with regulations and similar foreign standards. We do not have control over our suppliers' compliance with these regulations and standards. Regulatory violations could potentially lead to interruptions in supply that could cause us to lose sales to readily available competitive products. If one of our suppliers is unable to provide a raw material or finished product due to regulatory issues, it could have a material adverse financial impact on our business and could expose us to legal action if we are unable to perform on contracts to our customers involving related products.

- *Developmental delays*. We may experience delays in the scale-up quantities needed for product development that could delay regulatory submissions and commercialization of our products in development, causing us to miss key opportunities.

- *Limited geographic rights*. We typically do not have global geographic rights to products supplied by third parties. If we were to determine a market opportunity in a geography where we did not have distribution rights and were unable to obtain such rights from the supplier, it might hamper our ability to succeed in such geography and our sales and profits would be lower than they otherwise would have been.

- *Limited intellectual property rights*. We typically do not have intellectual property rights, or may have to share intellectual property rights, to the products supplied by third parties and any improvements to the manufacturing processes or new manufacturing processes for these products.

- *Changes to United States tariff and import/export regulations*. Changes to United States trade policies, treaties and tariffs could have a material adverse effect on global trade. These changes could result in increased costs of goods imported into the United States for the Company and our third-party suppliers. Our third-party suppliers may limit their trade with companies in the United States, including us.

- *Global human and animal health risk*. Several of our suppliers have operations in areas that may be susceptible to public health emergencies that could restrict global trade generally, and our access to consumables and product, specifically. The risk of infectious disease in humans and animals may limit trade and product access with third party suppliers with companies inside and outside the United States, including us. In particular, the use of animal bi-product may affect our consumable supply as a result of global animal health risks.

Potential problems with suppliers such as those discussed above could substantially decrease sales, lead to higher costs and/or damage our reputation with our customers due to factors such as poor quality goods or delays in order fulfillment, resulting in our being unable to sell our products effectively and substantially harming our business.

We depend on key personnel for our future success. If we lose our key personnel or are unable to attract and retain additional personnel, we may be unable to achieve our goals.

Our future success is substantially dependent on the efforts of our senior management and other key personnel, including our Chief Executive Officer ("CEO") and President, Kevin Wilson. The loss of the services of members of our senior management or other key personnel may significantly delay or prevent the achievement of our business objectives. Although we have employment agreements with many of these individuals, all are at-will employees, which means that either the employee or Heska may terminate employment at any time without prior notice. If we lose the services of, or fail to recruit, key personnel, the growth of our business could be substantially impaired. We do not maintain key person life insurance for any of our senior management or key personnel.

We also expect that we may incur increased compensation expenses and higher-than-normal employee turnover as we attempt to attract and retain skilled employees during a macro working environment where qualified labor is in short supply, job-mobility is high in part because of remote working arrangements, and the benefits of company culture and personal relationships are more difficult to realize outside of the traditional office setting.

We operate in a highly competitive industry, which could render our products obsolete or substantially limit the volume of products that we sell. This would limit our ability to compete and maintain sustained profitability.

The market in which we compete is intensely competitive. Our competitors include independent animal health companies and major pharmaceutical companies that have animal health divisions. We also compete with independent, third party distributors, including distributors that sell products under their own private labels. In the POC diagnostic testing market, our major competitors include IDEXX and Zoetis. The OVP products manufactured by our North America segment for sale by third parties compete with similar products offered by a number of other companies, some of which have substantially greater financial, technical, research and other resources than us and may have more established marketing, sales, distribution and service organizations than those of our OVP product customers. Competitors may have facilities with similar capabilities to our Des Moines, Iowa facility, which they may operate and sell at a lower unit price to customers than we sell our OVP products for, which could cause us to lose customers. Companies with a significant presence in the companion animal health market, such as CEVA Sante´ Animale, Elanco, Merck Animal Health, Sanofi, Vétoquinol S.A. and Virbac S.A. may be marketing or developing products that compete with our products or would compete with them if developed. These and other competitors and potential competitors may have substantially greater financial, technical, research and other resources and larger, more established marketing, sales and service organizations than we do. Our competitors may offer broader product lines and have greater name recognition than we do. Our competitors may also develop or market technologies or products that are more effective or commercially attractive than our current or future products or that would render our technologies and products obsolete. Further, additional competition could come from new entrants to the animal health care market. Moreover, we may not have the financial resources, technical expertise or marketing, sales or support capabilities to compete successfully.

If we fail to compete successfully, our ability to achieve sustained profitability will be limited and sustained profitability, or profitability at all, may not be possible.

We benefit from relationships or collaboration with third parties, including but not limited to, companies, buying groups, veterinary hospital groups and reference laboratory entities that operate in our markets. Beneficial third party, semi-competitive, directly competitive and cooperative relationships that affect how we go to market, develop products, generate leads and other commercial efforts of Heska may be negatively affected as a result of consolidation, acquisition, merger, exclusive arrangement or other agreements or activities between and amongst those third parties and others.

We may depend on third parties for products we intend to introduce in the future. If our current relationships and collaborations are not successful, we may not be able to introduce the products we intend to introduce in the future.

We are occasionally dependent on third parties and collaborative partners to perform research and development activities to successfully develop new products. We routinely discuss Heska marketing in the veterinary market instruments being developed by third parties for use in the human health care market. In the future, one or more of these third parties or collaborative partners may not complete research and development activities in a timely fashion, or at all. Even if these third parties are successful in their research and development activities, we may not be able to come to an economic agreement with them. If these third parties or collaborative partners fail to complete research and development activities or fail to complete them in a timely fashion, or if we are unable to negotiate economic agreements with such third parties or collaborative partners, our ability to introduce new products may be impacted negatively and our revenues may decline.

We may be unable to market and sell our products successfully.

We may not develop and maintain marketing and/or sales capabilities successfully, and we may not be able to make arrangements with third parties to perform these activities on satisfactory terms, or at all. If our marketing and sales strategy is unsuccessful, our ability to sell our products will be negatively impacted and our revenues will decrease. This could result in the loss of distribution rights for products or failure to gain access to new products and could cause damage to our reputation and adversely affect our business and future prospects. The market for companion animal healthcare products is highly fragmented. Because our proprietary products are generally available only to veterinarians or by prescription and our medical instruments require technical training to operate, we ultimately sell our products primarily to or through veterinarians. The acceptance of our products by veterinarians is critical to our success. Changes in our ability to obtain or maintain such acceptance or changes in veterinary medical practice could significantly decrease our anticipated sales. As the vast majority of cash flow to veterinarians ultimately is funded by pet owners without private insurance or government support, our business may be more susceptible to severe economic downturns than other health care businesses that rely less on individual consumers.

For our POC laboratory blood diagnostics products, we primarily rely on contracts with our veterinary customers for their use of our owned equipment and our consumable supplies over a multiple year period. If veterinarians under these contracts experience a significant downturn in their business, they may not fulfill their use and financial obligations under these contracts. If veterinarians breach our contracts, and we are unable to collect on default payment provisions or otherwise enforce the terms of our contracts, our business will be adversely affected. If we have to litigate against customers to enforce our contracts, our expenses may increase, our sales may decrease to those customers, and our reputation may suffer. If significant numbers of our customers under contracts for use of our equipment and consumable supplies do not renew their contracts, our business will be adversely affected.

We have entered into agreements with independent third party distributors who we anticipate will market and sell our products to a greater degree than in the recent past. Independent third party distributors may be effective in increasing sales of our products to veterinarians, although we would expect a corresponding lower gross margin as such distributors typically buy products from us at a discount to end user prices. It is possible new or existing independent third-party distributors could cannibalize our direct sales efforts and lower our total gross margin. For us to be effective when working with an independent third party distributor, the distributor must agree to market and/or sell our products and we must provide proper economic incentives to the distributor as well as contend effectively for the time, energy and focus of the employees of such distributor given other products the distributor may be carrying, potentially including those of our competitors. If we fail to be effective with new or existing independent third-party distributors, our financial performance may suffer.

We face risks associated with our international operations and our international expansion may not generate the results we anticipate.

A core component of our future growth strategy is international expansion. As we continue to expand our international footprint, we will be increasingly susceptible to the risks associated with international operations including, but not limited to, the following:

- Increased competition from global market competitors;
- uncertain political and economic climates, including as a result of the conflict between Russia and the Ukraine;
- fluctuations in exchange rates, such as the strengthening of the U.S. Dollar, that may increase the volatility of foreign-based revenue and expense;
- burdens of complying with and unexpected changes in foreign laws, accounting and legal standards, regulatory requirements, taxes, tariffs and other barriers or trade restrictions;
- lack of experience in connection with the customs, cultures, languages and sales cycle;
- reduced or altered protection for intellectual property rights; and
- data privacy and cybersecurity laws in foreign countries, which may subject our data collection, storage and processing to different and more expansive requirements than the United States.

As a result of these and other factors, international expansion may be more difficult and not generate the results we anticipate, which could negatively impact our business.

We may face costly legal disputes, including disputes related to our intellectual property or technology or that of our suppliers or collaborators.

We have faced, and may face in the future, legal disputes related to our business. Even if meritless, these disputes may require significant expenditures on our part and could entail a significant distraction to members of our management team or other key employees. Insurance coverage may not cover any costs required to litigate a legal dispute or an unfavorable ruling or settlement. A legal dispute leading to an unfavorable ruling or settlement, whether or not insurance coverage may be available for any portion thereof, could have material adverse consequences on our business. Moreover, we may have to use legal means and incur affiliated costs to secure the benefits to which we are entitled under third party agreements, such as to collect payment for goods shipped to third parties, which would reduce our income as compared to what it otherwise would have been.

We may become subject to patent infringement claims and litigation in the United States or other countries or interference proceedings conducted in the United States Patent and Trademark Office, or USPTO, to determine the priority of inventions. The defense and prosecution of intellectual property suits, USPTO interference proceedings and related legal and administrative proceedings are likely to be costly, time-consuming and distracting. As is typical in our industry, from time to time we and our collaborators and suppliers have received, and may in the future receive, notices from third parties claiming infringement and invitations to take licenses under third-party patents. Any legal action against us or our collaborators or suppliers may require us or our collaborators or suppliers to obtain one or more licenses in order to market or manufacture affected products or services. We or our collaborators or suppliers may not, however, be able to obtain licenses for technology patented by others on commercially reasonable terms, or at all, or to develop alternative approaches to access or replace such technology if we or they are unable to obtain such licenses or if current and future licenses prove inadequate, any of which could substantially harm our business.

We may also need to pursue litigation to enforce any contractual rights or patents issued to us or our collaborative partners, to protect trade secrets or know-how owned by us or our collaborative partners, or to determine the enforceability, scope and validity of our contractual rights or the proprietary rights of others. Any litigation or interference proceedings will likely result in substantial expense to us and significant diversion of the efforts of our technical and management personnel. Any adverse determination in litigation or interference proceedings could subject us to significant liabilities to third parties. Further, as a result of litigation or other proceedings, we may be required to seek licenses from third parties which may not be available on commercially reasonable terms, or at all.

Interpretation of existing legislation, regulations and rules, including financial accounting standards, or implementation of future legislation, regulations and rules could cause our costs to increase or could harm us in other ways.

As a public company, we have incurred and will continue to incur significant legal, accounting and other expenses due to our compliance with regulations and disclosure obligations applicable to us, including compliance with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the Nasdaq Stock Market. We prepare our financial statements in conformance with GAAP. These accounting principles are established by and are subject to interpretation by the SEC, the FASB and others which interpret and create accounting policies. These rules and regulations will continue to cause us to incur significant legal and financial compliance costs and will make some activities more time-consuming and costly. A change in those policies or how those policies are interpreted can have a significant effect on our reported results and may affect our reporting of transactions completed before a change is made effective. Such changes may require us to incur additional compliance costs, adversely affect our reported financial results and the way we conduct our business or have a negative impact on us if we fail to track such changes.

If our regulators and/or auditors adopt or interpret more stringent standards than we anticipate, we could experience unanticipated changes in our reported financial statements, including but not limited to restatements, which could adversely affect our business due to litigation and investor confidence in our financial statements. In addition, changes in the underlying circumstances to which we apply given accounting standards and principles may affect our results of operations and have a negative impact on us. For example, we review goodwill recognized on our consolidated balance sheets at least annually and if we were to conclude there was an impairment of goodwill, we would reduce the corresponding goodwill to its estimated fair value and recognize a corresponding expense in our statement of operations. This impairment and corresponding expense could be as large as the total amount of goodwill recognized on our consolidated balance sheets, which was $135.9 million at December 31, 2022 and $118.8 million at December 31, 2021. There can be no assurance that future goodwill impairments will not occur if projected financial results are not met, or otherwise.

We regularly evaluate, and we intend to pursue, acquisitions, investments, licenses, joint ventures, and other strategic development opportunities, which may not have desired results and could be detrimental to our financial position.

We continue to evaluate, and we intend to pursue, acquisitions and other strategic development opportunities, including minority investments where strategic, such as our acquisition of scil in 2020, our acquisitions of Lacuna, BiEsseA, and Biotech in 2021, our acquisition of VetZ in 2022, and our acquisition of LightDeck in 2023. The ultimate business and financial performance of these opportunities may not create, and may end up adversely affecting materially, the value we hope to enhance by pursuing them. Any acquisition may significantly underperform relative to our financial expectations and may serve to diminish rather than enhance stockholder value. We may also diminish our cash resources or dilute stockholders in order to finance any such acquisition or other strategic transaction.

The success of any acquisition will depend on, among other things, our ability to integrate assets and personnel acquired in these transactions and to apply our internal controls process to these acquired businesses. The integration of acquisitions is likely to require significant attention from our management, and the diversion of management's attention and resources could have a material adverse effect on our ability to manage our business. Furthermore, we may not realize the degree or timing of benefits we anticipated when we first entered into the acquisition transaction. If actual integration costs are higher than amounts originally anticipated, if we are unable to integrate the assets and personnel acquired in an acquisition as anticipated, or if we are unable to fully benefit from anticipated synergies, our business, financial condition, results of operations and cash flows could be materially adversely affected. Furthermore, it is possible we will use management time and resources to pursue opportunities we ultimately are unable or decide not to consummate, in which case, we may not be able to utilize such management time and resources on what may have proved to be more productive matters in other areas of our business.

We make investments into licenses, third parties, and contracts with legal, development and commercial rights and obligations. These investments may not produce positive results, economic or strategic value, or any benefits and may decline in value or have no value.

Obtaining and maintaining regulatory approvals in order to market our products may be costly and could delay the marketing and sales of our products. Failure to meet all regulatory requirements could cause significant losses from affected inventory and the loss of market share.

Many of the products we develop, market or manufacture may subject us to extensive regulation by one or more of the USDA, the FDA, the EPA and foreign and other regulatory authorities. These regulations govern, among other things, the development, testing, manufacturing, labeling, storage, pre-market approval, advertising, promotion and sale of some of our products. Satisfaction of these requirements can take several years and time needed to satisfy them may vary substantially, based on the type, complexity and novelty of the product. The decision by a regulatory authority to regulate a currently non-regulated product or product area could significantly impact our revenue and have a corresponding adverse impact on our financial performance and position while we attempt to comply with the new regulation, if such compliance is possible at all.

The effect of government regulation may be to delay or to prevent marketing of our products for a considerable period of time and to impose costly procedures upon our activities. We may not be able to estimate the time to obtain required regulatory approvals accurately and such approvals may require significantly more time than we anticipate. We have experienced in the past, and may experience in the future, difficulties that could delay or prevent us from obtaining the regulatory approval or license necessary to introduce or market our products. Such delays in approval may cause us to forego a significant portion of a new product's sales in its first year due to seasonality and advanced booking periods associated with certain products. Regulatory approval of our products may also impose limitations on the indicated or intended uses for which our products may be marketed.

Difficulties in making established products to all regulatory specifications may lead to significant losses related to affected inventory as well as market share. Among the conditions for certain regulatory approvals is the requirement that our facilities and/or the facilities of our third party manufacturers conform to current Good Manufacturing Practices and other analogous or additional requirements. If any regulatory authority determines that our manufacturing facilities or those of our third party manufacturers do not conform to appropriate manufacturing requirements, we or the manufacturers of our products may be subject to sanctions, including, but not limited to, warning letters, manufacturing suspensions, product recalls or seizures, injunctions, refusal to permit products to be imported into or exported out of the United States, refusals of regulatory authorities to grant approval or to allow us to enter into government supply contracts, withdrawals of previously approved marketing applications, civil fines and criminal prosecutions. Furthermore, third parties may perceive procedures required to obtain regulatory approval objectionable and may attempt to disrupt or otherwise damage our business as a result. In addition, certain of our agreements may require us to pay penalties if we are unable to supply products, including for failure to maintain regulatory approvals.

Any of these events, alone or in combination with others, could significantly damage our business or results of operations.

Our future revenues depend on successful product development, direct manufacturing, contract manufacturing, commercialization and/or market acceptance, any of which can be slower than we expect or may not occur.

The product development and regulatory approval and maintenance process for many of our current and potential products is extensive and may take substantially longer than we anticipate. Research projects may fail. New products that we may be developing for the veterinary marketplace may not perform consistently within our expectations. Because we have limited resources to devote to product development and commercialization, any delay in the development of one product or reallocation of resources to product development efforts that prove unsuccessful may delay or jeopardize the development of other product candidates. If we fail to successfully develop new products and bring them to market in a timely manner, our ability to generate additional revenue will decrease.

Even if we are successful in the development of a product or obtain rights to a product from a third party supplier, we may experience delays or shortfalls in commercialization and/or market acceptance of the product. For example, veterinarians may be slow to adopt a product, a product may not achieve the anticipated technical performance in field use or there may be delays in producing large volumes of a product. The former is particularly likely where there is no comparable product available or historical precedent for such a product. The ultimate adoption of a new product by veterinarians, the rate of such adoption and the extent veterinarians choose to integrate such a product into their practice are all important factors in the economic success of any new products and are factors that we do not control to a large extent. If our products do not achieve a significant level of market acceptance, demand for our products will not develop as expected and our revenues will be lower than we anticipate.

Even if we are successful in the development of a product or obtain rights to a product from a third party supplier, we may not be able to, ourselves or through a third party, manufacture such product or continue to manufacture such product on an ongoing basis necessary to realize economic value or service customers, or manufacture such product economically or to the standard necessary to realize economic value or service customers.

Many of our expenses are fixed and if factors beyond our control cause our revenue to fluctuate, this fluctuation could cause greater than expected losses, cash flow and liquidity shortfalls.

We believe that our future operating results will fluctuate on a quarterly basis due to a variety of factors which are generally beyond our control, including:

- supply of products and components, including minimum purchase agreements, from third party suppliers or termination, cancellation or expiration of such relationships;
- competition and pricing pressures from competitive products;
- the introduction of new products or services by our competitors or by us;
- large customers failing to purchase at historical levels;
- fundamental shifts in market demand;
- manufacturing delays;
- shipment problems;

- information technology problems, which may prevent us from conducting our business effectively, or at all, and may also raise our costs;
- regulatory and other delays in product development;
- product recalls or other issues which may raise our costs;
- changes in our reputation and/or market acceptance of our current or new products; and
- changes in the mix of products sold.

We have high operating expenses, including those related to personnel. Many of these expenses are fixed in the short term and may increase over time. If any of the factors listed above cause our revenues to decline, our operating results could be substantially harmed.

Cyberattack related breaches of our information technology systems could have an adverse effect on our business.

Cyberattacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect and defend against, notwithstanding our ongoing evaluation of and improvements to the preventive measures we take on to reduce the risks associated with these threats based on our own experience and those observed in the broader market. Cyberattacks, ranging from the use of malware, computer viruses, dedicated denial of services attacks, credential harvesting, social engineering and other means for obtaining unauthorized access to our Company's confidential information or assets or disrupting our Company's ability to operate normally, could have a material adverse effect on our business. Cyberattacks may cause equipment failures, loss of information or assets, including sensitive personal information of third-party vendors, customers or employees, or valuable technical and marketing information, as well as disruptions to our or our vendor or customers' operations. These attacks may be committed by company employees or external actors operating in any geography, including jurisdictions where law enforcement measures to address such attacks are unavailable or ineffective. Cyberattacks may occur alone or in conjunction with physical attacks, especially where disruption of service is an objective of the attacker. The preventive actions we take on an ongoing basis to reduce the risks and mitigate the potential damages associated with cyberattacks, including protection of our systems, networks and assets and the retention of cybersecurity insurance policies, may be insufficient to repel or mitigate entirely the effects of a cyberattack.

We devote significant resources to network security, data encryption and other security measures to protect our systems and data, but these security measures cannot provide absolute security. To the extent we were to experience a breach of our systems and were unable to protect sensitive data in the wake of the breach, such a breach could materially damage business partner and customer relationships and reduce or otherwise negatively impact access to online services. Moreover, if a computer security breach affects our systems or results in the unauthorized release of Personally Identifiable Information ("PII"), our reputation and brand could be materially damaged; use of our products and services could decrease, we could suffer from reputational harm impacting sales revenue, and we could be faced with unforeseen regulatory investigation, remediation and litigation costs. Our cybersecurity insurance policies may not cover the full extent, or any, of the potential financial harm that could be caused by a breach of our systems, including in respect of theft or possible damages claims that may be brought against us by our business partners and customers in respect of any such breach.

The frequently changing attack techniques, along with the increased volume and sophistication of the attacks, create additional potential for us to be adversely impacted by this activity. This impact could result in reputational, competitive, operational or other business harm as well as management distraction, financial losses and costs, and regulatory action.

We may be unable to protect our stakeholders' privacy or we may fail to comply with privacy laws.

The protection of customer, employee, supplier and company data is critical and the regulatory environment surrounding information security, storage, use, processing, and disclosure of personal information is demanding. There is frequent imposition of new and changing requirements and enforcement risks, particularly as more U.S. states enact comprehensive privacy laws, including Colorado, which recently passed the Colorado Privacy Act, effective July 2023. In addition, our customers, employees and suppliers expect that we will protect their personal information. Any actual or perceived cyberattack, unauthorized access or acquisition of customer, employee or supplier data, or our failure to comply with federal, state, local and foreign privacy laws, such as the European Union's General Data Protection Regulation ("GDPR") and the Health Insurance Portability and Accountability Act, could result in lost sales, extensive remediation costs, and legal liability including severe penalties, regulatory action and reputational harm. The GDPR became effective in 2018, for example, and requires companies to meet enhanced requirements regarding the processing of personal data, and provides data subjects with various rights, including the right to request correction or deletion of their personal data. Failure to meet GDPR requirements could result in penalties of up to 4% of worldwide revenue. Despite implementation of reasonable technical, administrative, and physical safeguards, and our efforts and investments in technology to secure our ecosystem, no computer network or system can ever be 100% secure. Given the sophisticated and evolving threat landscape, system disruptions or data incidents can occur and result in the compromise or misappropriation of personal or confidential information. In addition, in the event of a data incident, failure to comply with applicable security requirements or timely rectify a security issue may result in fines and notice obligations to regulators, consumers, or third parties, and the imposition of restrictions on our ability to accept payment by credit or debit cards. In addition, the payment card industry ("PCI") is controlled by a limited number of vendors that have the ability to impose changes in PCI's fee structure and operational requirements on our payment processing vendors without negotiation. Such changes in fees and operational requirements may result in the failure to comply with PCI security standards, as well as significant unanticipated expenses. Such failures could materially adversely affect our operating results and financial condition. Furthermore, we maintain cybersecurity insurance coverage at levels that we believe are appropriate for our business. However, the costs related to significant security breaches or disruptions could be material and exceed the limits of the cybersecurity insurance we maintain against such risks, and given the increase in cyberattacks, cybersecurity insurance providers are increasingly raising premiums while narrowing the scope of coverage. If the amounts of our insurance coverage are inadequate to satisfy any damages and losses in the event of a cybersecurity incident, we may have to expend significant resources to mitigate the impact of such an incident, and to develop and implement protections to prevent future incidents from occurring. Such financial exposure could have a material adverse effect on our business.

We may not be able to achieve sustained profitability or increase profitability on a quarterly or annual basis.

As of December 31, 2022, we had an accumulated deficit of $168.5 million. Relatively small differences in our performance metrics may cause us to generate an operating or net loss in future periods. Our ability to be profitable in future periods will depend, in part, on our ability to increase sales, including maintaining and growing our installed base of instruments and related consumables, to maintain or increase gross margins and to limit the increase in our operating expenses to a reasonable level as well as avoid or effectively manage any unanticipated issues. We may not be able to generate, sustain or increase profitability on a quarterly or annual basis. If we cannot achieve or sustain profitability for an extended period, we may not be able to fund our expected cash needs, including the repayment of debt as it comes due, or continue our operations.

We may face product returns and product liability litigation in excess of, or not covered by, our insurance coverage or indemnities and/or warranties from our suppliers. If we become subject to product liability claims resulting from defects in our products, we may fail to achieve market acceptance of our products and our sales could substantially decline.

The testing, manufacturing and marketing of our current products as well as those currently under development entail an inherent risk of product liability claims and associated adverse publicity. Following the introduction of a product, adverse side effects may be discovered. Adverse publicity regarding such effects could affect sales of our other products for an indeterminate time period. To date, we have not experienced any material product liability claims, but any claim arising in the future could substantially harm our business. Potential product liability claims may exceed the amount of our insurance coverage or may be excluded from coverage under the terms of the policy. We may not be able to continue to obtain adequate insurance at a reasonable cost, if at all. In the event that we are held liable for a claim against which we are not indemnified or for damages exceeding the $10 million limit of our insurance coverage or which results in significant adverse publicity against us, we may lose revenue, be required to make substantial payments which could exceed our financial capacity and/or lose or fail to achieve market acceptance.

We may be held liable for the release of hazardous materials, which could result in extensive remediation costs or otherwise harm our business.

Certain of our products and development programs produced at our Des Moines, Iowa facility involve the controlled use of hazardous and biohazardous materials, including chemicals and infectious disease agents. We cannot eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for any fines, penalties, remediation costs or other damages that result. Our liability for the release of hazardous materials could exceed our resources, which could lead to a shutdown of our operations, significant remediation costs and potential legal liability. In addition, we may incur substantial costs to comply with environmental regulations if we choose to expand our manufacturing capacity.

Risks related to our common stock

Our stock price has historically experienced high volatility, and could do so in the future, including experiencing a material price decline resulting from a large sale in a short period of time. This volatility could affect the value of our common stock.

Should a relatively large stockholder decide to sell a large number of shares in a short period of time, it could lead to an excess supply of our shares available for sale and correspondingly result in a significant decline in our stock price.

The securities markets have experienced significant price and volume fluctuations and the market prices of securities of many small cap companies have in the past been, and can in the future be expected to be, especially volatile. During the year ended December 31, 2022, the closing price of our common stock has ranged from a low of $60.21 to a high of $171.74, and the closing price of our common stock on February 16, 2023 was $83.41 per share. Fluctuations in the trading price or liquidity of our common stock may adversely affect our ability to raise capital through future equity financings. Factors that may have a significant impact on the market price and marketability of our common stock include:

- stock sales by large stockholders or by insiders;
- changes in the outlook for our business;

- our quarterly operating results, including as compared to expected revenue or earnings and in comparison to historical results;
- termination, cancellation or expiration of our third-party supplier relationships;
- announcements of technological innovations or new products by our competitors or by us;
- litigation;
- regulatory developments, including delays in product introductions;
- developments or disputes concerning patents or proprietary rights;
- availability of our revolving line of credit and compliance with debt covenants;
- releases of reports by securities analysts;
- economic and other external factors;
- issuances of equity or equity-linked securities by us; and
- general market conditions

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. If a securities class action suit is filed against us, it is likely we would incur substantial legal fees and our management's attention and resources would be diverted from operating our business in order to respond to the litigation.

Our NOL Protective Amendment could adversely impact the value and trading liquidity of our common stock.

On May 4, 2010, our stockholders approved an amendment (the "NOL Protective Amendment") to our Certificate of Incorporation. The NOL Protective Amendment places restrictions on the transfer of our common stock that could adversely affect our ability to use our domestic Federal Net Operating Loss carryforward ("NOL"). In particular, the NOL Protective Amendment prevents the transfer of shares without the approval of our board of directors if, as a consequence, an individual, entity or groups of individuals or entities would become a 5-percent holder under Section 382 of the Internal Revenue Code of 1986, as amended, and the related Treasury regulations, and also prevents any existing 5-percent holder from increasing his or her ownership position in the Company without the approval of our board of directors. Any transfer of shares in violation of the NOL Protective Amendment (a "Transfer Violation") shall be void ab initio under the our Certificate of Incorporation and our board of directors has procedures under our Certificate of Incorporation to remedy a Transfer Violation including requiring the shares causing such Transfer Violation to be sold and any profit resulting from such sale to be transferred to a charitable entity chosen by the Company's board of directors in specified circumstances. The NOL Protective Amendment could have an adverse impact on the value and trading liquidity of our stock if certain buyers who would otherwise have bid on or purchased our stock, including buyers who may not be comfortable owning stock with transfer restrictions, do not bid on or purchase our stock as a result of the NOL Protective Amendment. In addition, because some corporate takeovers occur through the acquirer's purchase, in the public market or otherwise, of sufficient shares to give it control of a company, any provision that restricts the transfer of shares can have the effect of preventing a takeover. The NOL Protective Amendment could discourage or otherwise prevent accumulations of substantial blocks of shares in which our stockholders might receive a substantial premium above market value and might tend to insulate management and the board of directors against the possibility of removal to a greater degree than had the NOL Protective Amendment not passed.

In February 2018, our board of directors granted a waiver to a non-affiliated stockholder to allow the purchase, subject to certain limitations, of up to 730,000 shares of our common stock without causing a Transfer Violation. This waiver can be withdrawn by our board of directors at any time, in which case the non-affiliated stockholder is to only sell our stock until the non-affiliated stockholder ceases to be a Five Percent Stockholder (as defined in our Certificate of Incorporation). On August 7, 2019, our board of directors determined to waive the application of any NOL transfer restrictions contained in our Certificate of Incorporation with respect to the issuance and transfer of our Notes, any issuance of shares of the Company's common stock upon conversion of any of the Notes, and any subsequent and further transfer of any such common stock, to the extent such restrictions would otherwise have been applicable thereto. In January 2020, our board of directors waived the application of any NOL transfer restrictions contained in our Certificate of Incorporation with respect to the issuance and sale of the shares of preferred stock and underlying common stock issued in connection with the financing of the scil acquisition. In February 2021, our board of directors waived the application of any NOL transfer restrictions contained in our Certificate of Incorporation with respect to the issuance and transfer of the shares of common stock in our March 2021 public offering, and any subsequent and further transfer of any such shares, to the extent such restrictions would otherwise have been applicable thereto. In July 2022, our board of directors granted a waiver to a non-affiliated stockholder with respect to the acquisition of shares by such stockholder in reliance on receipt of certain representations and covenants from such stockholder, to the extent such restrictions would have otherwise been applicable thereto. This waiver can be withdrawn with 90 days of notice to the stockholder. These waivers, and any similar waivers that our board of directors may grant in the future, may make it more likely that we have a "change of ownership" as defined under the provisions of Section 382 of the Internal Revenue Code of 1986, as amended, which could place a significant restriction on our ability to utilize our domestic Federal NOL in the future and materially adversely affect our results of operations. State net operating loss carryforwards may be similarly or more stringently limited. Any limitations on our ability to use our pre-change of ownership net operating losses to offset taxable income could potentially result in increased future tax liability to us.

If securities analysts do not publish research or reports about our business, or if they downgrade our stock, the price of our stock could decline.

The trading market for our common stock will likely be influenced by research and reports that securities or industry analysts publish about us or our business. In the event securities or industry analysts cover our company and one or more of these analysts downgrades our stock, lowers their price target, or publishes unfavorable or inaccurate research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

We have not declared or paid any dividends on our common stock since 2012 and we do not anticipate paying any cash dividends in the foreseeable future.

We have not declared or paid any dividends on our common stock since October 2012. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. As a result, investors in our common stock may only receive a return on their investment in our common stock if the market price of our common stock increases.

We have fewer than 200 holders of record, which could allow us to terminate voluntarily the registration of our common stock with the SEC and after which we would no longer be eligible to maintain the listing of our common stock on The Nasdaq Capital Market. We may also be unable to otherwise maintain our listing on The Nasdaq Capital Market.

We have fewer than 200 holders of record as of our latest information, a fact which could make us eligible to terminate voluntarily the registration of our common stock with the SEC and therefore suspend our reporting obligations with the SEC under the Exchange Act and become a non-reporting company. If we were to cease reporting with the SEC, we would no longer be eligible to maintain the listing of our common stock on The Nasdaq Capital Market, which we would expect to materially adversely affect the liquidity and market price for our common stock. The Nasdaq Capital Market has several additional quantitative and qualitative requirements companies must comply with to maintain this listing. While we believe we are currently in compliance with Nasdaq requirements, there can be no assurance we will continue to meet Nasdaq listing requirements, that Nasdaq will interpret these requirements in the same manner we do if we believe we meet the requirements, or that Nasdaq will not change such requirements or add new requirements to include requirements we do not meet in the future.

If we were delisted from The Nasdaq Capital Market, our common stock may be considered a penny stock under the regulations of the SEC and would therefore be subject to rules that impose additional sales practice requirements on broker-dealers who sell our securities. The additional burdens imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our common stock, which could severely limit market liquidity of the common stock and any stockholder's ability to sell our securities in the secondary market. This lack of liquidity would also likely make it more difficult for us to raise capital in the future.

Provisions in our Certificate of Incorporation and bylaws and under Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our Certificate of Incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

- place restrictions on the transfer of our common stock that could adversely affect our ability to use our domestic NOL, which can have an effect of preventing a takeover;
- provide that our board of directors may, without stockholder approval, issue shares of preferred stock with special voting or economic rights;
- prohibit stockholders from calling a special meeting of our stockholders;
- provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and
- establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Additionally, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder and which may discourage, delay, or prevent a change of control of our company. Any provision of our Certificate of Incorporation, bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also negatively affect the price that some investors are willing to pay for our common stock.

Risks related to the outstanding Notes

Servicing our debt will require a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the amounts payable under the Notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

We may not have the ability to raise the funds necessary to settle conversions of the Notes in cash or to repurchase the Notes upon a fundamental change, and our future debt may contain, limitations on our ability to pay cash upon conversion or repurchase of the Notes.

Holders of the Notes will have the right to require us to repurchase their notes upon the occurrence of a fundamental change at a fundamental change repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any. In addition, upon conversion of the Notes, unless we elect to deliver solely shares of our common stock to settle such conversion (other than paying cash in lieu of delivering any fractional share), we will be required to make cash payments in respect of the Notes being converted. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of Notes surrendered therefor or Notes being converted. In addition, our ability to repurchase the Notes or to pay cash upon conversions of the Notes may be limited by law, by regulatory authority or by agreements governing our existing and future indebtedness. Our failure to repurchase Notes at a time when the repurchase is required by the indenture or to pay any cash payable on future conversions of the Notes as required by the indenture would constitute a default under the indenture. If a fundamental change occurs, or if the Notes are accelerated due to an event of default under the indenture, such events may lead to a default under agreements governing our future indebtedness. Any future indebtedness of ours may contain restrictions on our ability to pay cash upon conversion or repurchase of the Notes. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the Notes or make cash payments upon conversions thereof.

The conditional conversion feature of the Notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional conversion feature of the Notes is triggered, holders of Notes will be entitled to convert the Notes at any time during specified periods at their option. If one or more holders elect to convert their Notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our common stock (other than paying cash in lieu of delivering any fractional share) or by electing an exchange process for the Notes and a designated financial institution delivers the applicable conversion consideration, we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders of Notes do not elect to convert their Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

Item 1B.   Unresolved Staff Comments

None.

Item 2.   Properties

Our principal administrative and research and development activities are located in Loveland, Colorado. We lease approximately 60,000 square feet at a facility in Loveland, Colorado under an agreement that expires in 2023. On February 8, 2023, we signed a 10-year lease for a new facility in Loveland of approximately 60,000 square feet to replace the current building, which will commence in November 2023. Our principal production facility located in Des Moines, Iowa, consists of approximately 160,000 square feet of buildings on 34 acres of land, which we own. We also lease a building in Maryland that is used for research, development and manufacturing. Following the acquisition of LightDeck on January 3, 2023, we lease approximately 65,000 square feet at a manufacturing facility in Longmont, Colorado, and approximately 31,000 square feet at a facility in Boulder, Colorado.

Our principal international administrative and research and development activities are located in Germany, France, Spain, Canada, Italy and Malaysia. In Germany, we own an office space and a warehouse that are approximately 45,000 and 15,000 square feet, respectively, and lease a showroom that totals approximately 3,000 square feet. In addition, in Germany, we lease approximately 25,000 square feet at a facility for VetZ's administrative and research and development activities. In Spain and Malaysia, we lease office spaces and warehouses. In Canada, we lease an office space. In Italy, we own an office space, warehouse, and showroom and lease an office and a reference lab facility. In France, we own an office space and lease an office space and warehouse.

Item 3.   Legal Proceedings

From time to time, the Company may be involved in litigation relating to claims arising out of its operations. The Company records accruals for outstanding legal matters when it believes it is probable that a loss will be incurred, and the amount can be reasonably estimated.

As of December 31, 2022, we were not a party to any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on our business, financial condition or operating results.

Item 4.   Mine Safety Disclosures

Not applicable.

PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our Public Common Stock is quoted on the Nasdaq Capital Market under the symbol "HSKA".

As of February 16, 2023, there were approximately 177 holders of record of our Public Common Stock. We do not anticipate any dividend payments in the foreseeable future.

Issuer Purchases of Equity Securities

The following table sets forth information about the Company's purchases of our outstanding Public Common Stock during the quarter ended December 31, 2022:

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share (1)		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet be Purchased Under Plans or Programs	
October 2022	—	$	—	—	$	—
November 2022	717	$	64.41	—	$	—
December 2022	—	$	—	—	$	—
	717	$	64.41	—	$	—

(1)   Shares of Public Common Stock we purchased between October 1, 2022 and December 31, 2022 were solely for the cancellation of shares of stock withheld for related tax obligations.

STOCK PRICE PERFORMANCE GRAPH

The following graph provides a comparison over the five-year period ended December 31, 2022 of the cumulative total shareholder return from a $100 investment in the Company's common stock with the NASDAQ Medical Supplies Index and the NASDAQ Composite Total Return:



	Dec-17	Dec-18	Dec-19	Dec-20	Dec-21	Dec-22
Heska Corporation	$ 100	$ 107	$ 120	$ 182	$ 228	$ 77
NASDAQ Medical Supplies Index	$ 100	$ 107	$ 142	$ 180	$ 216	$ 141
NASDAQ Composite Total Return Index	$ 100	$ 97	$ 133	$ 192	$ 235	$ 159

Item 6.   **[Reserved]**

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and related Notes included in Part II. Item 8 of this Form 10-K. This discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties, and can generally be identified by our use of the words "scheduled," "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and variations of such words and similar expressions. Such statements, which include statements concerning future revenue sources and concentration, international market expansion, gross margin, selling and marketing expenses, remaining minimum performance obligations, research and development expenses, general and administrative expenses, capital resources, financings or borrowings and additional losses, are subject to risks and uncertainties, including, but not limited to, those discussed below and elsewhere in this Form 10-K, particularly in Item 1A. "Risk Factors," that could cause actual results to differ materially from those projected. The forward-looking statements set forth in this Form 10-K are as of the close of business on February 27, 2023, and we undertake no duty and do not intend to update this information, except as required by applicable securities laws. If we updated one or more forward looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. See "Statement Regarding Forward Looking Statements."

On January 3, 2023, the Company completed the acquisition of MBio Diagnostics, Inc., d/b/a LightDeck Diagnostics ("LightDeck") which represents a meaningful increase in our intellectual property portfolio as well as our manufacturing and research and development capabilities. Refer to Note 4 - Investments in Unconsolidated Affiliates and Note 19 - Subsequent Events to the consolidated financial statements included in Part II. Item 8 of this Annual Report on Form 10-K.

A discussion of significant changes from the periods ending December 31, 2021 compared to December 31, 2020 can be found in Part II. Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2021.

Overview

We sell, manufacture, market and support diagnostic and specialty products and solutions for veterinary practitioners. Our portfolio includes POC diagnostic laboratory instruments and consumables including rapid assay diagnostic products; digital cytology services; POC digital imaging diagnostic products; local and cloud-based data services; PIMS and related software and support; reference laboratory testing; allergy testing and immunotherapy; heartworm preventive products; and vaccines. Our primary focus is on supporting companion animal veterinarians in providing care to their patients.

Our business is composed of two operating and reportable segments: North America and International. North America consists of the United States, Canada and Mexico. International consists of geographies outside of North America, primarily our operations in Germany, Italy, Spain, France, Switzerland, Australia and Malaysia. The product groups described below are offered in both segments unless otherwise noted.

POC Laboratory Instruments and Other Sales include outright instrument sales, revenue recognized from sales-type lease treatment, and other revenue sources, such as charges for repairs and reference laboratory sales. Revenue from our POC laboratory consumables, a recurring revenue stream, primarily involves placing an instrument under contract in the field and generating future revenue from testing consumables, such as cartridges and reagents, as that instrument is used. Instruments placed under subscription agreements are considered operating or sales-type leases, depending on the duration and other factors of the underlying agreement. A loss of, or disruption in, the supply of consumables we are selling to an installed base of instruments could substantially harm our business. The majority of our POC laboratory and other non-imaging instruments and consumables are supplied by third parties, who typically own the product rights and supply the product to us under marketing and/or distribution agreements. Major products in this area include our instruments for chemistry, hematology, blood gas, urine fecal, and immunodiagnostic testing and their affiliated operating consumable as well as our rapid assay diagnostic tests and digital cytology services. More recently, the Company has developed and/or acquired product rights pertaining to our urine fecal and immunodiagnostic platforms.

Radiography is the largest product offering in POC Imaging and Informatics, which includes digital and computed radiography, ultrasound instruments, and diagnostic data and support. Radiography solutions typically consist of a combination of hardware and software placed with a customer, often combined with an ongoing service and support contract. Our experience has been that most of the revenue is generated at the time of sale, in contrast to the POC diagnostic laboratory placements discussed above where ongoing consumable revenue is often a larger component of economic value as a given instrument is used. In 2022, the Company acquired VetZ, a provider of PIMS and other clinical practice-related applications, which are primarily offered in our International segment.

Pharmaceuticals, Vaccines and Diagnostic ("PVD") revenue primarily includes pharmaceuticals and biologicals as well as research and development, licensing and royalty revenue. Since items in this area are often single use by their nature, our typical aim is to build customer satisfaction and loyalty for each product, generate repeat annual sales from existing customers and expand our customer base in the future. Products in this area are both supplied by third parties and provided by us. Major products and services in this area include heartworm preventives and allergy test kits, allergy immunotherapy and testing.

Other Vaccines and Pharmaceuticals ("OVP") revenue is generated in our USDA, FDA and DEA licensed production facility in Des Moines, Iowa. We view this facility as an asset which could allow us to control our cost of goods on any pharmaceuticals and vaccines that we may commercialize in the future. We have increased integration of this facility with our operations elsewhere. For example, virtually all of our U.S. inventory, excluding our imaging products, is stored at this facility and related fulfillment logistics are managed there. Our OVP revenue includes vaccines and pharmaceuticals produced for third parties. OVP is attributable only to the North America segment.

Our products are ultimately sold primarily to or through veterinarians. The acceptance of our products by veterinarians is critical to our success. These products are sold directly to end users by us as well as through distribution relationships, such as the sale of kits to conduct blood testing to third-party veterinary diagnostic laboratories and sales to independent third-party distributors. Revenue from direct sales and distribution relationships represented 78% and 22%, respectively, of revenue for the year ended December 31, 2022 and 72% and 28%, respectively, for both the years ended December 31, 2021 and December 31, 2020.

Effects of Certain Industry and Economic Factors and Trends on Results of Operations

Industry Trends - We continue to see demand for companion animal healthcare, which supported solid growth for POC diagnostic products and services compared to very strong prior year. We have a healthy liquidity position with cash of $156.6 million as of December 31, 2022. We continue to be active in mergers and acquisitions and other pursuits that support our growth in the companion animal healthcare space.

Supply Chain and Logistics - Due to our dependence on global suppliers, manufacturers and shipping routes, we are experiencing intermittent delays in receiving supply, increased shipping costs and some targeted increase in materials cost. Because our long-term subscription programs, the commercial program of our largest revenue category, POC laboratory instruments and consumables, include annual price adjustments at a greater of 4% or the consumer price index, we are able to mitigate some of these costs in this highly inflationary environment. Further, we have worked closely with our suppliers to evaluate and identify products with long-lead time parts and provided advanced purchase notification and have secured products in advance to further mitigate supply disruption.

Inflation, Foreign Currency, Interest Rate Risk Impact - Refer to Item 7A. Quantitative and Qualitative Disclosures about Market Risk of this form 10-K.

Critical Accounting Estimates

Note 1 - Operations and Summary of Significant Accounting Policies to the consolidated financial statements included in Part II. Item 8 of this Annual Report on Form 10-K describes the significant accounting policies used in preparation of these consolidated financial statements. We believe the following critical accounting estimates and assumptions may have a material impact on reported financial condition and operating performance and involve significant levels of judgment to account for highly uncertain matters or are susceptible to significant change. In each of these areas, management makes estimates based on historical results, current trends and future projections. Therefore, these are considered to be our critical accounting policies and estimates.

Business Combinations

We account for transactions that represent business combinations under the acquisition method of accounting, which requires us to allocate the total consideration paid for each acquisition to the assets we acquire and liabilities we assume based on their fair values as of the date of acquisition, including identifiable intangible assets. The allocation of the purchase price utilizes significant estimates in determining the fair values of identifiable assets acquired and liabilities assumed, especially with respect to intangible assets. We may refine our estimates and make adjustments to the assets acquired and liabilities assumed over a measurement period, not to exceed one year.

The Company has financial liabilities resulting from our business combinations, including contingent consideration arrangements and notes payable. We estimate the fair value of these financial liabilities using Level 3 inputs that require the use of numerous assumptions and a probability-weighted outcome analysis, which may change based on the occurrence of future events and lead to increased or decreased operating income in future periods. Estimating the fair value at an acquisition date and in subsequent periods involves significant judgments, including projecting the future financial and product development performance of the acquired businesses. The Company will update its assumptions each reporting period based on new developments and record such amounts at fair value based on the revised assumptions. Changes in the fair value of these financial liabilities are recorded in the Consolidated Statements of Loss within general and administrative expenses.

Valuation of Goodwill and Intangibles

A significant portion of the purchase price for acquired businesses is generally assigned to intangible assets. Intangible assets other than goodwill are initially valued at fair value. If a quoted price in an active market for the identical asset is not readily available at the measurement date, the fair value of the intangible asset is estimated based on discounted cash flows using market participant assumptions, which are assumptions that are not specific to Heska. The selection of appropriate valuation methodologies and the estimation of discounted cash flows require significant assumptions about the timing and amounts of future cash flows, risks, appropriate discount rates, and the useful lives of intangible assets. When material, we utilize independent valuation experts to advise and assist us in determining the fair values of the identified intangible assets acquired in connection with a business acquisition and in determining appropriate amortization methods and periods for those intangible assets. Goodwill is initially valued based on the excess of the purchase price of a business combination over the fair value of acquired net assets recognized and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized.

We assess goodwill for impairment annually, at the reporting unit level, in the fourth quarter and whenever events or circumstances indicate impairment may exist. In evaluating goodwill for impairment, we have the option to first assess the qualitative factors to determine whether it is more-likely-than-not that the estimated fair value of the reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the comparison of the estimated fair value of the reporting unit to the carrying value. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. If, after assessing the totality of events or circumstances, we determine that is it more-likely-than-not that the estimated fair value of a reporting is less than its carrying amount, we would then estimate the fair value of the reporting unit and compare it to the carrying value. If the carrying value exceeds the estimated fair value we would recognize an impairment for the difference; otherwise, no further impairment test would be required. In contrast, we can opt to bypass the qualitative assessment for any reporting unit in any period and proceed directly to quantitative analysis. Doing so does not preclude us from performing the qualitative assessment in any subsequent period.

As part of our goodwill testing process, we evaluate factors specific to a reporting unit as well as industry and macroeconomic factors that are reasonably likely to have a material impact on the fair value of a reporting unit. Examples of the factors considered in assessing the fair value of a reporting unit include: the results of the most recent impairment test, the competitive environment, the regulatory environment, anticipated changes in product or labor costs, revenue growth trends, the consistency of operating margins and cash flows and current and long-range financial forecasts. The long-range financial forecasts of the reporting units, which are based upon management's long-term view of our markets, are used by senior management and the Board of Directors to evaluate operating performance.

In the fourth quarter we elected to bypass the qualitative approach and instead proceeded directly to assessing the fair value of all of our reporting units and comparing the fair value of each reporting unit to the carrying value to determine if any impairment exists. We estimate the fair values of the reporting units using an income approach based on discounted forecasted cash flows. The income approach involves making significant assumptions about the extent and timing of future cash flows, revenue growth rates, which incorporate the continued growth of some of the existing products as well as success rates of newly launched or future launches of products, and discount rates. Model assumptions are based on our projections and best estimates, using appropriate and customary market participant assumptions. Changes in forecasted cash flows or the discount rate would affect the estimated fair values of our reporting units and could result in a goodwill impairment loss in a future period. We also utilize a market approach utilizing the guideline public company method or guideline transaction method, or both, which incorporate subjectivity of management in determining appropriate comparable companies and transactions. Finally, the weighting of each approach is highly subjective and could result in an impairment in a future period. No impairment existed based on the analysis. We performed qualitative assessments in the fourth quarters of 2021 and 2020 and determined that no indications of impairment existed.

We assess the realizability of intangible assets other than goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If an impairment review is triggered, we evaluate the carrying value of intangible assets based on estimated undiscounted future cash flows over the remaining useful life of the primary asset of the asset group and compare that value to the carrying value of the asset group. The cash flows that are used contain our best estimates, using appropriate and customary assumptions and projections at the time. If the net carrying value of an intangible asset exceeds the related estimated undiscounted future cash flows, an impairment to adjust the intangible asset to its fair value would be reported as a non-cash charge to earnings. If necessary, we would calculate the fair value of an intangible asset using the present value of the estimated future cash flows to be generated by the intangible asset, and applying a risk-adjusted discount rate. We had a $0.2 million impairment of our intangible assets during the year ended December 31, 2022. We had no impairments of our intangible assets during the years ended December 31, 2021, and 2020.

These valuations require the use of management's assumptions, which would not reflect unanticipated events and circumstances that may occur.

Share-Based Compensation Expense

We utilize share-based compensation arrangements as part of our long-term incentive plan. Our share-based compensation programs provide for grants of many types of awards, but we currently grant stock options, including performance stock options, restricted stock awards, and restricted stock units, along with the issuance of employee stock purchase rights. The total fair value of future awards may vary significantly from past awards based on a number of factors, including our share-based award practices. Therefore, share-based compensation expense is likely to fluctuate, possibly significantly, from year to year.

The majority of our currently issued restricted stock awards, restricted stock units, and performance stock options are tied to Company and market-related performance metrics and generally include a time vesting component. We also grant stock options and restricted stock awards tied to time vesting to employees and directors. All significant inputs into the determination of expense as well as the related expense are discussed further in Note 12 - Capital Stock to the consolidated financial statements included in Part II. Item 8 of this Annual Report on Form 10-K.

Performance-Based Stock Compensation Awards

We grant restricted stock awards, restricted stock units, and performance stock options subject to performance vesting criteria, in addition to service, to our executive officers and other key employees. This type of grant consists of the right to receive shares of, or options to purchase, common stock, subject to achievement of time-based criteria and certain Company or market performance-related goals over a specified period, as established by the Compensation Committee of our Board of Directors. We recognize any related share-based compensation expense ratably over the requisite service period based on the probability assessment on the outcome of the performance condition related to company performance metrics. The fair value used in our expense recognition method is measured based on the number of shares granted and the closing market price of our common stock on the date of grant for restricted stock awards and units and the Black-Scholes model for performance stock options. The amount of share-based compensation expense recognized in any one period can vary based on the attainment or expected attainment of the performance goals. If such performance goals are not ultimately met, no compensation expense is recognized and any previously recognized compensation expense is reversed. We recognize any related share-based compensation expense ratably over the service period based on the most probable outcome of the performance condition related to market performance metrics. For awards related to market performance, the fair value used in our expense recognition method is measured based on the number of shares granted, and a Monte Carlo simulation model, which incorporates the probability of the achievement of the market-related performance goals as part of the grant date fair value. If such performance goals are not ultimately met, the expense is not reversed.

Recent Accounting Pronouncements

From time to time, the FASB or other standard setting bodies issue new accounting pronouncements. Updates to the FASB ASC are communicated through issuance of an ASU. Unless otherwise discussed, we believe that recently issued guidance, whether adopted or to be adopted in the future, is not expected to have a material impact on our Consolidated Financial Statements upon adoption.

To understand the impact of recently issued guidance, whether adopted or to be adopted, please review the information provided in Note 1 - Operations and Summary of Significant Accounting Polici*e*s to the consolidated financial statements included in Part II. Item 8 of this Annual Report on Form 10-K.

Results of Operations

Our analysis presented below is organized to provide the information we believe will facilitate an understanding of our historical performance and relevant trends going forward. This discussion should be read in conjunction with our consolidated financial statements, including the notes thereto, in Part II. Item 8 of this Annual Report on Form 10-K.

The following table sets forth, for the periods indicated, certain data derived from our Consolidated Statements of Loss (in thousands):

| | Year Ended December 31, | |
	2022	**2021**
Revenue, net	$ 257,307	$ 253,739
Gross profit	111,167	105,794
Operating expenses	131,465	106,787
Operating loss	(20,298)	(993)
Interest and other expense, net	1,536	2,448
Loss before income taxes and equity in losses of unconsolidated affiliates	(21,834)	(3,441)
Income tax benefit	(3,410)	(3,573)
Net (loss) income before equity in losses of unconsolidated affiliates	(18,424)	132
Equity in losses of unconsolidated affiliates	(1,465)	(1,280)
Net loss attributable to Heska Corporation	$ (19,889)	$ (1,148)
Diluted loss per share attributable to Heska Corporation[1]	$ (1.92)	$ (0.11)
Non-GAAP net income per diluted share [1][2]	$ 1.58	$ 1.61
Adjusted EBITDA [2]	$ 27,203	$ 29,739
Net margin [2]	(7.2)%	0.1 %
Adjusted EBITDA margin [2]	10.6 %	11.7 %

[1] Shares used in the diluted per share calculation for diluted loss per share attributable to Heska Corporation are (in thousands) 10,343 for the year ended December 31, 2022 and 10,015 for the year ended December 31, 2021. Shares used in the diluted per share calculation for non-GAAP net income per diluted share are (in thousands): 10,523 for the year ended December 31, 2022 compared to 10,407 for the year ended December 31, 2021.

[2] See "Non-GAAP Financial Measures" for a reconciliation of Adjusted EBITDA to net income, Non-GAAP net income per diluted share to Diluted loss per share attributable to Heska Corporation, and Adjusted EBITDA margin to Net margin, the closest comparable GAAP measures, for each of the periods presented.

Revenue

Total revenue increased 1.4% to $257.3 million in 2022 compared to $253.7 million in 2021. The increase in revenue is driven primarily by the acquisition of VetZ, which was completed on January 3, 2022, and which contributed $12.2 million for the year ended December 31, 2022 that was not included in the prior year period. Revenue growth was also driven by the global launch of Element AIM, increased capital lease placements globally and higher consumable sales mainly due to increased selling prices, particularly in North America. These were partially offset by a 11.7% decline in PVD due to decreased demand for the heartworm preventive, Tri-Heart, as well as a $10.2 million foreign exchange impact, primarily due to the weakening of the Euro, impacting the POC product lines.

Gross Profit

Gross profit increased 5.1% to $111.2 million in 2022 compared to $105.8 million in 2021. Gross margin percent expanded to 43.2% in 2022 compared to 41.7% in 2021. The increase in both gross profit and gross margin percentage is driven by higher sales of consumables relative to total sales, which are our highest margin products, further strengthened by product rationalization and transition effort within our International segment and overall annual price increases. The acquisition of VetZ also favorably impacted gross profit and gross margin.

Operating Expenses

Selling and marketing expenses increased 5.2% to $47.7 million in 2022 compared to $45.3 million in 2021. The increase is driven by the acquisition of VetZ of $3.2 million, increased travel and trade show expenses due to relaxing COVID-19 restrictions, higher employee compensation costs, and higher non-recurring costs, partially offset by lower stock-based compensation of $2.2 million and favorable foreign exchange impacts.

Research and development expenses increased to $19.8 million in 2022 from $7.0 million in 2021. The increase is primarily related to a $10.0 million payment for an exclusive global supply and licensing agreement to develop and commercialize the Heska Nu.Q® vet cancer screening test, a POC cancer monitoring and screening test. The remaining increase is due to investment in new products and technologies acquired over the prior 18 months.

General and administrative expenses increased 17.5% to $64.1 million in 2022, compared to $54.5 million in 2021. The increase is driven by the $3.9 million provision for credit losses on a convertible note receivable, increased costs related to recent acquisitions and higher non-recurring items of $6.1 million, and increased cash and stock-based compensation costs, partially offset by lower incentive compensation and favorable foreign exchange impacts.

Interest and Other Expense, Net

Interest and other expense, net, was $1.5 million in 2022, compared to $2.4 million in 2021. The decrease was primarily driven by interest income earned in 2022 related to our investment in a money market fund that was not earned in 2021.

Income Tax (Benefit) Expense

In 2022, we had total income tax benefit of $3.4 million compared to a total income tax benefit in 2021 of $3.6 million. See Note 5 - Income Taxes to the consolidated financial statements included in Part II. Item 8 of this Annual Report on Form 10-K for additional information regarding our income taxes.

Net (Loss) Attributable to Heska Corporation

Net loss attributable to Heska Corporation was $19.9 million in 2022, compared to net loss attributable to Heska Corporation of $1.1 million in 2021 driven by the $10 million licensing payment, the $3.9 million provision for credit losses on the convertible note receivable, increased cash compensation costs as well as non-recurring and recurring costs associated with recent acquisitions, partially offset by increases in revenue and gross profit.

Adjusted EBITDA

Adjusted earnings before interest, taxes, depreciation, and amortization ("EBITDA") in 2022 was $27.2 million (10.6% adjusted EBITDA margin), compared to $29.7 million (11.7% adjusted EBITDA margin) in 2021. The decrease is driven by increased investments in growth and new technologies, such as the ongoing development of a cloud-based PIMS and the new trūRapid™ portfolio, and higher cash compensation costs, partially offset by increased revenue and gross profit. See "Non-GAAP Financial Measures" for a reconciliation of adjusted EBITDA to net income and adjusted EBITDA margin to net loss margin, the closest comparable GAAP measures, for each of the periods presented.

Earnings Per Share

Diluted loss per share attributable to Heska was $1.92 in 2022 compared to loss of $0.11 per diluted share in 2021. The increased loss is due to increased operating expenses, partially offset by higher revenue and gross profit, as discussed above.

Non-GAAP Earnings Per Share

Non-GAAP EPS was income of $1.58 per diluted share in 2022 compared to income of $1.61 per diluted share in 2021. The decrease is primarily due to increased operating expenses, excluding non-recurring and acquisition-related costs, partially offset by higher revenue and gross profit as discussed above. See "Non-GAAP Financial Measures" for a reconciliation of non-GAAP EPS to net (loss) income attributable to Heska per diluted share, the closest comparable U.S. GAAP measure, in each of the periods presented.

Non-GAAP Financial Measures

In addition to financial measures presented on the basis of accounting principles generally accepted in the U.S. ("U.S. GAAP"), we also present EBITDA, adjusted EBITDA, adjusted EBITDA margin, and non-GAAP net income (loss) per diluted share, which are non-GAAP measures.

These measures should be viewed as a supplement to, not substitute for, our results of operations presented under U.S. GAAP. The non-GAAP financial measures presented may not be comparable to similarly titled measures of other companies because they may not calculate their measures in the same manner. Management uses EBITDA, adjusted EBITDA, adjusted EBITDA margin and non-GAAP net income (loss) per diluted share as key profitability measures, which are included in our quarterly analyses of our operating results to our senior management team, our annual budget and related goal setting and other performance measurements. We believe these non-GAAP measures enhance our investors' understanding of our business performance and that not adjusting for the items included in the reconciliations below would hinder comparison of the performance of our businesses on a period-over-period basis or with other businesses.

The following tables reconcile our most directly comparable as-reported financial measures calculated in accordance with GAAP to our non-GAAP financial measures (in thousands, except percentages and per share amounts):

	Year Ended December 31,	
	2022	**2021**
Net (loss) income [1]	$ (18,424)	$ 132
Income tax (benefit)	(3,410)	(3,573)
Interest expense, net	613	2,404
Depreciation and amortization	13,966	13,555
EBITDA	$ (7,255)	$ 12,518
Acquisition-related and other non-recurring/extraordinary costs [2]	$ 19,919	$ 238
Stock-based compensation	16,004	18,263
Equity in losses of unconsolidated affiliates	(1,465)	(1,280)
Adjusted EBITDA	$ 27,203	$ 29,739
Net margin [3]	(7.2)%	0.1 %
Adjusted EBITDA margin [3]	10.6 %	11.7 %

[1] Net (loss) income used for reconciliation represents the "Net income (loss) before equity in losses of unconsolidated affiliates."

[2] To exclude the effect of acquisition related costs, non-recurring items and extraordinary charges not indicative of ongoing operations of $19.9 million for the year ended December 31, 2022 compared to $0.2 million for the year ended December 31, 2021. These costs were incurred as a result of a $10.0 million licensing payment, the $3.9 million provision for credit losses for a convertible note receivable, the $1.0 million mark-to-market adjustment of the fair value of the embedded derivative on the convertible note receivable, $2.2 million related to the acquisitions of LightDeck and VetZ as well as other acquisition related and non-recurring charges, partially offset by a reduction in contingent consideration of $1.3 million for the year ended December 31, 2022.

[3] Net margin and adjusted EBITDA margin are calculated as the ratio of net (loss) income and adjusted EBITDA, respectively, to revenue.

| | Year Ended December 31, | |
	2022	**2021**
GAAP net loss attributable to Heska per diluted share	$ (1.92)	$ (0.11)
Acquisition related and other non-recurring/extraordinary costs[1]	1.89	0.02
Amortization of acquired intangibles[2]	0.81	0.60
Purchase accounting adjustments related to inventory and fixed asset step-up[3]	0.22	0.03
Amortization of debt discount and issuance costs	—	0.01
Stock-based compensation	1.52	1.75
Loss on equity investee transactions	0.14	0.12
Estimated income tax effect of non-GAAP adjustments[4]	(1.08)	(0.81)
Non-GAAP net income per diluted share	$ 1.58	$ 1.61
Shares used in diluted per share calculations	10,523	10,407

[1] To exclude the effect of acquisition related costs, non-recurring items and extraordinary charges not indicative of ongoing operations of $19.9 million for the year ended December 31, 2022 compared to $0.2 million for the year ended December 31, 2021. These costs were incurred as a result of a $10.0 million licensing payment, the $3.9 million provision for credit losses for a convertible note receivable, the $1.0 million mark-to-market adjustment of the fair value of the embedded derivative on the convertible note receivable, $2.2 million related to the acquisitions of LightDeck and VetZ as well as other acquisition related and non-recurring charges, partially offset by a reduction in contingent consideration of $1.3 million for the year ended December 31, 2022.

[2] To exclude the effect of amortization of acquired intangibles of $8.6 million in the year ended December 31, 2022, compared to $6.3 million in the year ended December 31, 2021. These costs were incurred as part of the purchase accounting adjustments for recent acquisitions.

[3] To exclude the effect of purchase accounting adjustments for inventory step up amortization and depreciation related to the step-up of fixed assets of $2.3 million for the year ended December 31, 2022, compared to $0.3 million for the year ended December 31, 2021.

[4] Represents income tax expense utilizing an estimated effective tax rate that adjusts for non-GAAP measures including: acquisition related, non-recurring and extraordinary costs (excluding charges which are not deductible for tax of $0.3 million for the year ended December 31, 2022 compared to benefits of $1.0 million for the year ended December 31, 2021), amortization of acquired intangibles, purchase accounting adjustments, amortization of debt discount and issuance costs, and stock-based compensation. This incorporates the tax expense related to stock-based compensation of $0.6 million for the year ended December 31, 2022 compared to $1.6 million benefit for the year ended December 31, 2021. Adjusted effective tax rates are approximately 25% for the years ended December 31, 2022 and December 31, 2021.

Analysis by Segment

The North America segment includes sales and costs from the United States, Canada and Mexico. The International segment includes sales and costs from Australia, France, Germany, Italy, Malaysia, Spain and Switzerland.

The North America segment represented 62.9% of our revenue and the International segment represented 37.1% of our revenue for the year ended December 31, 2022.

The following sections and tables set forth, for the periods indicated, certain data derived from our Consolidated Statements of (Loss) Income (in thousands).

North America Segment

	Year Ended December 31,		Change	
	2022	**2021**	**Dollar Change**	**% Change**
POC Laboratory:	$ 95,480	$ 86,841	$ 8,639	9.9 %
Instruments & Other	*17,178*	*14,837*	*2,341*	*15.8 %*
Consumables	*78,302*	*72,004*	*6,298*	*8.7 %*
POC Imaging & Informatics	27,335	29,512	(2,177)	(7.4)%
PVD	22,020	24,939	(2,919)	(11.7)%
OVP	16,927	17,606	(679)	(3.9)%
Total North America revenue	$ 161,762	$ 158,898	$ 2,864	1.8 %
North America Gross Profit	$ 75,528	$ 74,426	$ 1,102	1.5 %
North America Gross Margin	46.7 %	46.8 %		
North America Operating (Loss) Income	$ (15,797)	$ 650	$ (16,447)	NM
North America Operating (Loss) Income Margin	(9.8)%	0.4 %		

North America segment revenue increased 1.8% to $161.8 million for the year ended December 31, 2022, compared to $158.9 million for the year ended December 31, 2021 driven by a 9.9% increase in POC laboratory instruments and consumables, in part as a result of continued rollout of Element AIM, as well as increased capital lease placements and favorable price on consumables due to annual price escalators. This is partially offset by an 11.7% decline in PVD due to lower demand for the heartworm preventive, Tri-Heart, and a 7.4% decline in POC imaging & informatics.

Gross profit was $75.5 million compared to $74.4 million for the year ended December 31, 2022 and 2021, respectively. The increase in gross profit is primarily driven by increased revenue in the current year, specifically related to POC laboratory instruments and consumables. Gross margin was 46.7% for the year ended December 31, 2022, compared to 46.8% in the year ended December 31, 2021. The slight margin decline is driven by increased AIM instrument placements and unfavorable product mix, which offset consumable price increases.

North America operating loss was $15.8 million in the year ended December 31, 2022 compared to operating income of $0.7 million for the year ended December 31, 2021. The loss in the year ended December 31, 2022 is driven by increased operating expenses, primarily due to higher acquisition related costs, non-recurring items and extraordinary charges not indicative of ongoing operations including a $10.0 million licensing payment, a $3.9 million provision for credit losses on a convertible note receivable, increased acquisition costs higher cash-based compensation expenses and increased travel, meals & trade show expenses due to easing COVID-19 restrictions. These are partially offset by increased revenue and gross profit as well as lower stock-based and incentive compensation.

International Segment

| | Year Ended December 31, | | Change | |
	2022	2021	Dollar Change	% Change
POC Laboratory:	$ 56,865	$ 61,017	$ (4,152)	(6.8)%
Instruments & Other	*15,660*	*15,001*	*659*	*4.4 %*
Consumables	*41,205*	*46,016*	*(4,811)*	*(10.5)%*
POC Imaging & Informatics	35,209	28,492	6,717	23.6 %
PVD	3,471	5,332	(1,861)	(34.9)%
Total International revenue	$ 95,545	$ 94,841	$ 704	0.7 %
International Gross Profit	$ 35,639	$ 31,368	$ 4,271	13.6 %
International Gross Margin	37.3 %	33.1 %		
International Operating Loss	$ (4,501)	$ (1,643)	$ (2,858)	(174.0)%
International Operating Loss Margin	(4.7)%	(1.7)%		

International revenue was $95.5 million compared to $94.8 million for the year ended December 31, 2022 and 2021, respectively, driven by the acquisition of VetZ, which delivered $12.2 million that was not present in the prior year period, and the introduction of Element AIM, partially offset by $9.6 million of negative foreign currency impact.

Gross profit was $35.6 million compared to $31.4 million for the year ended December 31, 2022 and 2021, respectively. Gross margin for the International segment was 37.3% for the year ended December 31, 2022, compared to 33.1% for the year ended December 31, 2021. The increase in gross profit and gross margin for both periods is driven by increased revenue, excluding foreign exchange impacts, as well as favorable product mix, particularly within POC laboratory consumables. The acquisition of VetZ also favorably impacted gross margin while the introduction of Element AIM in the International segment unfavorably impacted gross margin.

International operating loss was $4.5 million for the year ended December 31, 2022 compared to a loss of $1.6 million for the year ended December 31, 2021, driven primarily by increased operating expenses for the development of new PIMS technology, partially offset by increased revenue and gross profit.

Liquidity, Capital Resources and Financial Condition

We believe that adequate liquidity and cash generation is important to the execution of our strategic initiatives. Our ability to fund our operations, acquisitions, capital expenditures, and product development efforts may depend on our ability to access other forms of capital as well as our ability to generate cash from operating activities, which is subject to future operating performance, as well as general economic, financial, competitive, legislative, regulatory, and other conditions, some of which may be beyond our control, including but not limited to effects of the COVID-19 pandemic. Our primary source of liquidity is our available cash of $156.6 million.

A summary of our cash from operating, investing and financing activities is as follows (in thousands):

| | December 31, | | Change | |
	2022	2021	Dollar Change	% Change
Net cash (used in) provided by operating activities	$ (21,813)	$ 6,247	$ (28,060)	NM
Net cash used in investing activities	(35,770)	(35,001)	(769)	(2.2)%
Net cash (used in) provided by financing activities	(7,051)	166,404	(173,455)	NM
Foreign exchange effect on cash and cash equivalents	(2,322)	(410)	(1,912)	(466.3)%
(Decrease) increase in cash and cash equivalents	(66,956)	137,240	(204,196)	NM
Cash and cash equivalents, beginning of the period	223,574	86,334	137,240	159.0 %
Cash and cash equivalents, end of the period	$ 156,618	$ 223,574	$ (66,956)	(29.9)%

For the year ended December 31, 2022 and the year ended December 31, 2021, cash flow used in operations was $21.8 million and cash flow provided by operations was $6.2 million, respectively, which was primarily the result of (in thousands):

| | December 31, | | Change | |
	2022	2021	Dollar Change	% Change
Operating Activity:	$ (19,889)	$ (1,148)	$ (18,741)	(1,632.5)%
Non cash expenses and other adjustments	33,528	30,842	2,686	8.7 %
Change in accounts receivable	(1,494)	2,193	(3,687)	NM
Change in inventories, net	(13,981)	(14,905)	924	6.2 %
Change in lease receivables, net	(9,078)	(5,902)	(3,176)	(53.8)%
Change in other assets	(1,887)	(4,329)	2,442	56.4 %
Change in accounts payable	1,428	662	766	115.7 %
Change in other liabilities	(10,440)	(1,166)	(9,274)	(795.4)%
Net cash (used in) provided by operating activities	$ (21,813)	$ 6,247	$ (28,060)	NM

For the year ended December 31, 2022 and the year ended December 31, 2021, cash flow used in investing activities was $35.8 million and $35.0 million, respectively, which was primarily used for (in thousands):

| | December 31, | | Change | |
	2022	2021	Dollar Change	% Change
Acquisition of Biotech	$ —	$ (16,250)	$ 16,250	NM
Acquisition of BiEssA, net of cash acquired	—	(4,513)	4,513	NM
Acquisition of Lacuna, net of cash acquired	—	(3,882)	3,882	NM
Acquisition of VetZ, net of cash acquired	(28,956)	—	(28,956)	NM
Promissory note receivable issuance	(4,700)	(9,000)	4,300	47.8 %
Purchases of property and equipment	(2,114)	(1,768)	(346)	(19.6)%
Proceeds from disposition of property and equipment	—	412	(412)	NM
Net cash used in investing activities	$ (35,770)	$ (35,001)	$ (769)	(2.2)%

For the year ended December 31, 2022 and the year ended December 31, 2021, cash flow used in financing activities was $7.1 million and cash flows provided by financing activities was $166.4 million, respectively, which was the result of (in thousands):

| | December 31, | | Change | |
	2022	2021	Dollar Change	% Change
Proceeds from issuance of common stock	$ 3,191	$ 169,230	$ (166,039)	(98.1)%
Purchase of shares withheld for tax obligations	(5,269)	(1,629)	(3,640)	(223.4)%
Payment of stock issuance costs	—	(314)	314	NM
Notes Payable	(4,770)	—	(4,770)	NM
Proceeds from line of credit borrowings	—	7	(7)	NM
Repayments of line of credit borrowings	(203)	(890)	687	77.2 %
Net cash provided by financing activities	$ (7,051)	$ 166,404	$ (173,455)	NM

We believe that our cash, cash equivalents and marketable securities balances, as well as the cash flows generated by our operations, will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures, including selling and marketing team expansion, investment in key corporate functions, product development initiatives, and the build out of our new leased office space in Loveland, Colorado (see Part I. Item 2. Properties), for at least the next 12 months. Our belief may prove to be incorrect, however, and we could utilize our available financial resources sooner than we currently expect. For example, we actively seek opportunities that are consistent with our strategic direction, which may require additional capital. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in Part I. Item 1A, "Risk Factors". We may seek additional equity or debt financing in order to meet these future capital requirements, even in the absence of any acquisitions. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us, or at all. If we are unable to raise additional capital when desired, our business, results of operations and financial condition would be adversely affected.

Effect of currency translation on cash

Net effect of foreign currency translations on cash changed $1.9 million to a $2.3 million negative impact in 2022, compared to a $0.4 million negative impact in 2021. The net effect of foreign currency translation on cash changed $1.2 million in 2021 from a $0.8 million positive impact in 2020. These effects are related to changes in exchange rates between the U.S. Dollar and the Swiss Franc, Euro, Canadian Dollar, Australian Dollar, and Malaysian Ringgit which are the functional currencies of our subsidiaries.

Material Cash Requirements

The Company has not entered into any transactions with unconsolidated entities whereby the Company has financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose the Company to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provided financing, liquidity, market risk or credit risk support to the Company, or engages in leasing, hedging or research and development services with the Company.

Purchase obligations represent contractual agreements to purchase goods or services that are legally binding; specify a fixed, minimum or range of quantities; specify a fixed, minimum, variable, or indexed price provision; and specify approximate timing of the transaction.

The following table presents certain future payments due by the Company as of December 31, 2022 (in thousands):

	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	After 5 Years
Purchase obligations	$ 55,291	$ 27,361	$ 24,065	$ 3,865	$ —
Operating lease obligations	7,886	3,257	2,110	1,114	1,405
Finance lease obligations	460	168	236	56	—
Convertible senior notes [1]	86,250	—	—	86,250	—
Future interest obligations [2]	11,994	3,234	6,469	2,291	—
Total	$ 161,881	$ 34,020	$ 32,880	$ 93,576	$ 1,405

[1] Includes the principal amount of the convertible senior notes. Although the notes mature in 2026, they can be converted into cash and shares of our common stock prior to maturity if certain conditions are met. Any conversion prior to maturity can result in repayments of the principal amounts sooner than the scheduled repayments as indicated in the table. For additional information, refer to Note 16 - Convertible Notes to the consolidated financial statements included in Part II. Item 8 of this Annual Report on Form 10-K.

[2] Includes interest payments for both the convertible senior notes and other long term borrowings.

Net Operating Loss Carryforwards

As of December 31, 2022, we had a net operating loss carryforward ("NOL") and domestic research and development tax credit carryforward. See Note 5 - Income Taxes to the consolidated financial statements included in Part II. Item 8 of this Annual Report on Form 10-K for additional information regarding our carryforwards.

Item 7A.   Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact the financial position, results of operations or cash flows due to adverse changes in financial and commodity market prices and rates. We are exposed to market risk in the areas of changes in U.S. and foreign interest rates and changes in foreign currency exchange rates as measured against the U.S. Dollar. These exposures are directly related to our normal operating and funding activities.

Interest Rate Risk

In September 2019, we issued $86.25 million aggregate principal amount of Notes. The fair market value of the Notes is affected by our common stock price. The fair value of the Notes will generally increase as our common stock price increases and will generally decrease as our common stock price declines in value. In addition, the fair market value of the Notes is exposed to interest rate risk. Generally, the fair market value of our fixed interest rate Notes will increase as interest rates fall and decrease as interest rates rise. Additionally, on our balance sheet we carry the Notes at face value less unamortized discount and debt issuance cost and we present the fair value for required disclosure purposes only. For additional information, refer to Note 16 - Convertible Notes to the consolidated financial statements included in Part II. Item 8 of this Annual Report on Form 10-K and to our consolidated financial statements included herein. We had no interest rate hedge transactions in place on December 31, 2022.

Foreign Currency Risk

Foreign currency risk may impact our revenue and results of operations. In cases where we purchase inventory in one currency and sell corresponding products in another, our gross margin percentage is typically at risk based on foreign currency exchange rates. In addition, in cases where we may be generating operating income in foreign currencies, the magnitude of such operating income when translated into U.S. Dollars will be at risk based on foreign currency exchange rates. We had no foreign currency hedge transactions in place on December 31, 2022. We do not currently consider foreign currency risk to be material to our business. However, to the extent that the U.S. Dollar is stronger in current or future periods relative to the exchange rates in effect in comparative periods presented, our growth rates will be negatively affected.

Inflation Risk

Inflation generally impacts us by increasing our costs of labor, energy, material, transportation, increased price from suppliers, and general overhead costs. The rates of inflation experienced in recent years have not had a material impact on our financial statements as inflationary cost increases have been offset by annual price increases and productivity gains. However, any price increases imposed may lead to declines in sales volume if competitors do not similarly adjust prices. We cannot reasonably estimate our ability to successfully recover any impact of inflation cost increases into the future.

Item 8.   **Financial Statements and Supplementary Data**

HESKA CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Heska Corporation

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Heska Corporation (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of loss, comprehensive loss, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 28, 2023 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Stock-based compensation – assessment of probability related to stock-based compensation subject to performance-based vesting requirements

As described further in Note 12 to the financial statements, the Company grants restricted stock awards, restricted stock units, and stock options to management and directors. Certain restricted stock awards, restricted stock units, and stock options have performance-based vesting conditions, which vest based on when performance targets are met. Performance-based awards are recognized as an expense based on the probability of achieving the underlying performance targets. We identified the probability assessment of achieving the performance targets as a critical audit matter.

The principal considerations for our determination that the probability assessment of achieving the performance targets is a critical audit matter is that the probability is based on a subjective assessment of the Company's prospective financial information. The probability assessment requires management to estimate achievement of future financial performance for sales growth, margins, and operating performance. Changes in the subjective probability assessment can materially affect the amount and timing of stock-based compensation expense and the probability assessment requires significant auditor subjectivity in evaluating the reasonableness of those judgments and estimates.

Our audit procedures related to the probability assessment of achieving the performance targets included the following, among others.

– We tested the design and operating effectiveness of internal controls related to management's determination of stock-based compensation expense, including testing management's review control over the Company's forecast and multi-year outlook to achieve those performance targets and the manual control over the calculation of performance-based stock compensation.
– We evaluated the reasonableness of management's prospective financial information by comparing management's previous forecasts to actual results to assess management's ability to accurately forecast actual results. We also evaluated the reasonableness of forecasted revenue, margin, and operating performance by comparing each to current market and industry trends, historical information, and inquiring of individuals outside the finance department. We also evaluated the consistency of forecasts used in the probability assessment with other elements of the financial statements that use the forecast as an input.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2020.

Denver, Colorado
February 28, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Heska Corporation

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Heska Corporation (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2022, and our report dated February 28, 2023 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Denver, Colorado
February 28, 2023

HESKA CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

		December 31,		
		2022		**2021**
ASSETS				
Current assets:				
Cash and cash equivalents	$	156,618	$	223,574
Accounts receivable, net of allowance for losses of $1,129 and $874, respectively		29,493		27,995
Inventories		60,050		49,361
Net investment in leases, current, net of allowance for losses of $182 and $137, respectively		7,433		6,175
Prepaid expenses		5,514		5,244
Other current assets		5,926		7,206
Total current assets		265,034		319,555
Property and equipment, net		32,171		33,413
Operating lease right-of-use assets		6,897		5,198
Goodwill		135,918		118,826
Other intangible assets, net		62,393		56,705
Deferred tax asset, net		23,684		19,429
Net investment in leases, non-current		27,499		20,128
Investments in unconsolidated affiliates		3,959		5,424
Related party convertible note receivable, net		2,224		6,800
Promissory note receivable from investee, net		13,511		8,448
Other non-current assets		12,526		10,146
Total assets	$	585,816	$	604,072
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	16,403	$	15,374
Accrued liabilities		15,149		19,424
Operating lease liabilities, current		2,944		2,227
Deferred revenue, current, and other		5,081		6,901
Total current liabilities		39,577		43,926
Convertible note, non-current, net		84,467		84,034
Notes payable		11,130		15,900
Deferred revenue, non-current		4,096		3,854
Operating lease liabilities, non-current		4,528		3,509
Deferred tax liability		16,438		12,667
Other liabilities		3,372		4,328
Total liabilities		163,608		168,218
Commitments and contingencies (Note 14)				
Stockholders' equity:				
Preferred stock, $0.01 par value, 2,500,000 shares authorized, none issued or outstanding		—		—
Common stock, $0.01 par value, 20,000,000 shares authorized, none issued or outstanding		—		—
Public common stock, $0.01 par value, 20,000,000 shares authorized, 10,829,518 and 10,712,347 shares issued and outstanding, respectively		108		107
Additional paid-in capital		597,139		579,354
Accumulated other comprehensive (loss) income		(6,506)		5,037
Accumulated deficit		(168,533)		(148,644)
Total stockholders' equity		422,208		435,854
Total liabilities and stockholders' equity	$	585,816	$	604,072

See accompanying notes to consolidated financial statements.

HESKA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF LOSS
(in thousands, except per share amounts)

	Year Ended December 31,		
	2022	**2021**	**2020**
Revenue, net	$ 257,307	$ 253,739	$ 197,323
Cost of revenue	146,140	147,945	116,033
Gross profit	111,167	105,794	81,290
Operating expenses:			
Selling and marketing	47,661	45,284	38,468
Research and development	19,753	6,982	8,772
General and administrative	64,051	54,521	42,242
Total operating expenses	131,465	106,787	89,482
Operating loss	(20,298)	(993)	(8,192)
Interest and other expense, net	1,536	2,448	5,601
Net loss before income taxes and equity in losses of unconsolidated affiliates	(21,834)	(3,441)	(13,793)
Income tax (benefit) expense:			
Current income tax expense	1,288	891	1,780
Deferred income tax benefit	(4,698)	(4,464)	(1,541)
Total income tax (benefit) expense	(3,410)	(3,573)	239
Net (loss) income before equity in losses of unconsolidated affiliates	(18,424)	132	(14,032)
Equity in losses of unconsolidated affiliates	(1,465)	(1,280)	(720)
Net loss after equity in losses of unconsolidated affiliates	(19,889)	(1,148)	(14,752)
Net loss attributable to redeemable non-controlling interest	—	—	(353)
Net loss attributable to Heska Corporation	$ (19,889)	$ (1,148)	$ (14,399)
Basic loss per share attributable to Heska Corporation	$ (1.92)	$ (0.11)	$ (1.66)
Diluted loss per share attributable to Heska Corporation	$ (1.92)	$ (0.11)	$ (1.66)
Weighted average outstanding shares used to compute basic loss per share attributable to Heska Corporation	10,343	10,015	8,653
Weighted average outstanding shares used to compute diluted loss per share attributable to Heska Corporation	10,343	10,015	8,653

See accompanying notes to consolidated financial statements.

HESKA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Net loss after equity in losses of unconsolidated affiliates	$ (19,889)	$ (1,148)	$ (14,752)
Other comprehensive income (loss):			
Minimum pension benefit (liability)	99	107	(40)
Translation adjustments and (losses) gains from intra-entity transactions	(11,642)	(9,239)	13,696
Comprehensive loss	(31,432)	(10,280)	(1,096)
Comprehensive loss attributable to redeemable non-controlling interest	—	—	(353)
Comprehensive loss attributable to Heska Corporation	$ (31,432)	$ (10,280)	$ (743)

See accompanying notes to consolidated financial statements.

HESKA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balances, December 31, 2019	—	$ —	7,882	$ 79	$ 290,216	$ 513	$ (136,444)	$ 154,364
Adoption of accounting standards	—	—	—	—	—	—	(18)	(18)
Balances, January 1, 2020	—	—	7,882	79	290,216	513	(136,462)	154,346
Net loss attributable to Heska Corporation	—	—	—	—	—	—	(14,399)	(14,399)
Issuance of common stock, net of shares withheld for employee taxes	—	—	85	1	2,795	—	—	2,796
Issuance of preferred stock	122	1	—	—	121,785	—	—	121,786
Conversion to common stock	(122)	(1)	1,509	15	(14)	—	—	—
Stock-based compensation	—	—	—	—	9,490	—	—	9,490
Purchase of minority interest	—	—	—	—	(622)	—	—	(622)
Other comprehensive income	—	—	—	—	—	13,656	—	13,656
Balances, December 31, 2020	—	$ —	9,476	$ 95	$ 423,650	$ 14,169	$ (150,861)	$ 287,053
Adoption of accounting standards	—	—	—	—	(29,834)	—	3,365	(26,469)
Balances, January 1, 2021	—	—	9,476	95	393,816	14,169	(147,496)	260,584
Net loss attributable to Heska Corporation	—	—	—	—	—	—	(1,148)	(1,148)
Issuance of common stock, net of shares withheld for employee taxes	—	—	295	3	3,098	—	—	3,101
Equity offering, net of issuance costs	—	—	941	9	164,177	—	—	164,186
Stock-based compensation	—	—	—	—	18,263	—	—	18,263
Other comprehensive loss	—	—	—	—	—	(9,132)	—	(9,132)
Balances, December 31, 2021	—	$ —	10,712	$ 107	$ 579,354	$ 5,037	$ (148,644)	$ 435,854
Net loss attributable to Heska Corporation	—	—	—	—	—	—	(19,889)	(19,889)
Issuance of common stock, net of shares withheld for employee taxes	—	—	118	1	(2,079)	—	—	(2,078)
Equity contingent consideration	—	—	—	—	3,860	—	—	3,860
Stock-based compensation	—	—	—	—	16,004	—	—	16,004
Other comprehensive loss	—	—	—	—	—	(11,543)	—	(11,543)
Balances, December 31, 2022	—	$ —	10,830	$ 108	$ 597,139	$ (6,506)	$ (168,533)	$ 422,208

See accompanying notes to consolidated financial statements.

HESKA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss after equity in losses from unconsolidated affiliates	$ (19,889)	$ (1,148)	$ (14,752)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:			
Depreciation and amortization	13,966	13,555	11,385
Non-cash impact of operating leases	2,738	2,136	1,985
Deferred income tax benefit	(4,698)	(4,464)	(1,541)
Stock-based compensation	16,004	18,263	9,490
Provision for credit losses on convertible note receivable	3,899	—	—
Change in fair value of contingent consideration	(1,641)	(1,607)	—
Equity in losses of unconsolidated affiliates	1,465	1,280	720
Accretion of discounts and issuance costs	36	60	3,090
Provision for credit losses	—	353	614
Other losses (gains)	1,759	1,266	(91)
Changes in operating assets and liabilities (net of effect of acquisitions):			
Accounts receivable	(1,494)	2,193	(5,755)
Inventories	(13,981)	(14,905)	(5,409)
Lease receivables	(9,078)	(5,902)	(611)
Other assets	(1,887)	(4,329)	340
Accounts payable	1,428	662	(280)
Other liabilities	(10,440)	(1,166)	159
Net cash (used in) provided by operating activities	(21,813)	6,247	(656)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisition of VetZ, net of cash acquired	(28,956)	—	—
Acquisition of Biotech	—	(16,250)	—
Acquisition of BiEssA, net of cash acquired	—	(4,513)	—
Acquisition of Lacuna, net of cash acquired	—	(3,882)	—
Acquisition of scil, net of cash acquired	—	—	(104,401)
Acquisition of CVM	—	—	(14,420)
Promissory note receivable issuance	(4,700)	(9,000)	—
Convertible note receivable issuance	—	—	(6,650)
Purchase of minority interest	—	—	(450)
Purchases of property and equipment	(2,114)	(1,768)	(686)
Proceeds from disposition of property and equipment	—	412	10
Net cash used in investing activities	(35,770)	(35,001)	(126,597)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock	3,191	169,230	4,273
Payments for taxes related to shares withheld for employee taxes	(5,269)	(1,629)	(1,477)
Payment of stock issuance costs	—	(314)	(214)
Proceeds from issuance of preferred stock	—	—	122,000
Payments of related party debts	—	—	(1,140)
Borrowings on line of credit and other debts	—	7	613
Repayments of line of credit borrowings and other debts	(203)	(890)	(291)
Notes Payable	(4,770)	—	—
Net cash (used in) provided by financing activities	(7,051)	166,404	123,764
FOREIGN EXCHANGE EFFECT ON CASH AND CASH EQUIVALENTS	(2,322)	(410)	793
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(66,956)	137,240	(2,696)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	223,574	86,334	89,030
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 156,618	$ 223,574	$ 86,334

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:						
Non-cash transfers of equipment between inventory and property and equipment, net	$	2,563	$	4,600	$	4,437
Non-cash conversion of preferred stock to common stock	$	—	$	—	$	122,000
Contingent consideration for acquisitions	$	3,860	$	4,034	$	—
Notes payable issued in acquisition	$	—	$	15,900	$	—
Indemnity holdback for acquisition	$	1,420	$	346	$	—

See accompanying notes to consolidated financial statements.

1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Heska Corporation and its wholly-owned subsidiaries ("Heska", the "Company", "we" or "our") sell, manufacture, market and support diagnostic and specialty products and solutions for veterinary practitioners. Our portfolio includes POC diagnostic laboratory instruments and consumables including rapid assay diagnostic products and digital cytology services; POC digital imaging diagnostic products; local and cloud-based data services; PIMS and related software and support; reference laboratory testing; allergy testing and immunotherapy; heartworm preventive products; and vaccines. Our primary focus is on supporting companion animal veterinarians in providing care to their patients.

Basis of Presentation and Consolidation

In the opinion of management, the accompanying Consolidated Financial Statements contain all adjustments, consisting of normal, recurring adjustments, necessary to present fairly the financial position of the Company as of December 31, 2022 and 2021, as well as the results of our operations, statements of stockholders' equity and cash flows for the years ended December 31, 2022, 2021 and 2020.

The audited Consolidated Financial Statements included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Our audited Consolidated Financial Statements include our accounts and the accounts of our wholly-owned subsidiaries since their respective dates of acquisitions. All intercompany accounts and transactions have been eliminated in consolidation. Where our ownership of a subsidiary was less than 100%, the non-controlling interest is reported on our consolidated balance sheets. The non-controlling interest in our consolidated net loss is reported as "Net loss attributable to non-controlling interest" on our Consolidated Statements of Loss. Our audited Consolidated Financial Statements are stated in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the U.S. ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are required when establishing the allowance for credit losses and the net realizable value of inventory; determining future costs associated with warranties provided; determining the period over which our obligations are fulfilled under agreements to license product rights and/or technology rights; evaluating long-lived and intangible assets and investments for estimated useful lives and impairment; estimating the useful lives and standalone selling prices of instruments under leasing arrangements; determining the allocation of purchase price under purchase accounting; estimating the expense associated with the granting of stock; determining the need for, and the amount of a valuation allowance on deferred tax assets; determining the fair value of our embedded derivatives; determining the value of the contingent consideration in a business combination and determining the value of the non-controlling interest in a business combination. Our actual results may differ from these estimates and there may be changes to those estimates in future periods.

Concentration of Credit Risk

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and cash equivalents and accounts receivable. We maintain the majority of our cash and cash equivalents with high credit quality financial institutions, and at times may have cash levels that exceed federally insured limits. We have no off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign currency hedging arrangements. Our accounts receivable balances are due largely from distribution partners, domestic veterinary clinics and individual veterinarians and other animal health companies.

No customer accounted for more than 10% of our consolidated accounts receivable at December 31, 2022 or 2021.

We have established an allowance for credit losses based upon factors surrounding the credit risk of specific customers, historical trends and other information.

Accounts Receivable

Accounts receivable are recorded net of an allowance for credit losses. From time to time, our customers are unable to meet their payment obligations. We continuously monitor our customers' credit worthiness and establish allowances for estimated credit losses related to our accounts receivable, net investment in leases, contract assets, and promissory notes. Our allowances are established based on factors surrounding the credit risk of specific customers, historical experience including collections and write-off history, and current economic conditions. Account balances are considered past due if payments have not been received within agreed upon invoice and/or contract terms and the Company may employ collection agencies and legal counsel to pursue recovery of defaulted amounts. Account balances are written off against the allowance after all collection efforts have been exhausted and it is probable the receivable will not be recovered. The Company also performs a qualitative assessment, on a quarterly basis, to monitor economic factors and other uncertainties that may require additional adjustments for the expected credit loss allowance.

While such credit losses have historically been within our expectations and the provisions established, there is no assurance that we will continue to experience the same credit loss rates that we have in the past. A significant change in the liquidity or financial position of our customers could have a material adverse impact on the collectability of accounts receivable and our future operating results.

Changes in the allowance for credit losses are summarized as follows (in thousands):

| | **Years Ended December 31,** | | | | | |
	2022		**2021**		**2020**	
Balances at beginning of period	$	874	$	769	$	186
Additions from acquisitions		—		3		90
Additions - charged to expense		485		353		614
Deductions - write offs, net of recoveries		(214)		(248)		(121)
Foreign exchange effects		(16)		(3)		—
Balances at end of period	$	1,129	$	874	$	769

The balance of accounts receivable, net of allowance for credit losses was $29.5 million, $28.0 million and $31.1 million as of December 31, 2022, December 31, 2021 and December 31, 2020, respectively.

As discussed in Note 17, Notes Receivable, the Company also recorded an allowance for expected credit losses on our long-term notes receivable. Inherent in the assessment of the allowance are certain judgments and estimates including, among others, the borrower's access to capital, the borrower's willingness or ability to pay, general economic conditions and industry default rates, and the ongoing relationship with the borrower.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost, which approximates market value, and include short-term, highly liquid investments with original maturities of less than three months. We valued our foreign cash accounts at the spot market foreign exchange rate as of each balance sheet date, with changes due to foreign exchange fluctuations recorded in Accumulated other comprehensive income in the Consolidated Balance Sheets. The majority of our cash and cash equivalents are held in accounts not insured by governmental entities. The foreign cash balances are summarized as follows (denominated in foreign currency, in thousands):

	As of December 31,	
	2022	**2021**
European Union Euros	12,497	5,497
Swiss Francs	1,342	224
Canadian Dollars	1,854	4,191
GB Pounds	104	—
Australian Dollars	564	676
Malaysian Ringgit	1,369	1,412

Fair Value of Financial Instruments

In accordance with ASC 820, *Fair Value Measurements* ("ASC 820"), the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Quoted prices in active markets for similar assets and liabilities, quoted prices for identically similar assets or liabilities in markets that are not active and models for which all significant inputs are observable either directly or indirectly.

Level 3: Unobservable inputs reflecting the reporting entity's own assumptions or external inputs for inactive markets.

The Company's financial instruments consist of cash, short-term trade receivables and payables, a long-term note receivable with an embedded derivative asset, and its 3.75% Convertible Senior Notes due 2026 (the "Notes"). The carrying values of cash and cash equivalents and short-term trade receivables and payables approximate fair value because of the short-term nature of the instruments.

The fair values of our financial instruments at December 31, 2022 and December 31, 2021 were (in thousands):

2022		Total		Level 1		Level 2		Level 3
Financial Assets								
Money market fund	$	95,000	$	95,000	$	—	$	—
Convertible note receivable embedded derivative		177		—		—		177
Financial Liabilities								
BiEsseA Contingent Consideration		438		—		—		438
Balances, December 31, 2022	$	95,615	$	95,000	$	—	$	615

2021		Total		Level 1		Level 2		Level 3
Financial Assets								
Convertible note receivable embedded derivative	$	888	$	—	$	—	$	888
Promissory note receivable embedded derivative		337		—		—		337
Financial Liabilities								
BiEsseA Contingent Consideration		2,334		—		—		2,334
Balances, December 31, 2021	$	3,559	$	—	$	—	$	3,559

The Company's financial assets based upon Level 3 inputs include embedded derivatives relating to its notes receivable. The Company determined the redemption features of its convertible note receivable represents an embedded derivative. The estimated fair value of the embedded derivative asset is evaluated through Level 3 inputs using a probability-weighted scenario analysis. The Company determined the warrant associated with its promissory note receivable represents a derivative. The estimated fair value of the derivative asset is evaluated through Level 3 inputs, using an enterprise valuation model. For additional information regarding the Company's note receivables and derivatives, refer to Note 17, Notes Receivable.

The estimated fair value of the Company's 3.75% Convertible Senior Notes due in 2026 (the "Notes"), is disclosed at each reporting period and is evaluated through Level 2 inputs with consideration of quoted market prices in less active markets. For additional information regarding the Company's accounting treatment for the issuance of the Notes, refer to Note 16, Convertible Notes.

The Company's financial liabilities based upon Level 3 inputs include contingent consideration arrangements and notes payable relating to its acquisitions of Lacuna Diagnostics, Inc. ("Lacuna"), BiEsse A-Laboratorio die Analisi Veterinarie S.r.l. ("BSA"), and Biotech Laboratories U.S.A. LLC ("Biotech"). The Company is obligated to pay contingent consideration payments of $2.0 million in connection with the Lacuna acquisition based on the achievement of certain performance metrics within a twelve month period ("Initial Earn Out Period"), reducing to $1.0 million if such metrics were met in a twelve month period subsequent to the Initial Earn Out Period. The fair value of the Lacuna contingent consideration was $0 as of both December 31, 2021 and 2022. The Company is obligated to pay contingent consideration payments of $2.7 million in connection with the BSA acquisition based on the achievement of certain revenue metrics within three annual periods after 2021. Refer to Note 3, Acquisitions and Related Party Items for further discussion.

The fair value of our contingent consideration and notes payable arrangements was determined at inception based on a probability-weighted outcome analysis. The fair value of the contingent consideration and notes payable liabilities associated with future payments were based on several factors, the most significant of which are the financial and product development performance of the acquired businesses. For the contingent consideration liabilities, the Company will update its assumptions each reporting period based on new developments and record such amounts at fair value based on the revised assumptions until the agreements expire. Changes in fair value are recorded in the Consolidated Statements of Loss within general and administrative expenses. The note payable associated with the Biotech acquisition is not adjusted to fair value each period.

The following table presents the changes of our recurring Level 3 assets and liabilities as of December 31, 2022 (in thousands):

	Derivative Assets		Contingent Consideration Liabilities	
	Convertible note receivable	Promissory note receivable	Lacuna	BiEsseA
Balances, December 31, 2021	$ 888	$ 337	$ —	$ 2,334
Changes in fair value	(711)	(337)	—	(1,641)
Foreign currency impact	—	—	—	(255)
Balances, December 31, 2022	$ 177	$ —	$ —	$ 438

Options Embedded in Non-controlling Interest

In connection with the Biotech acquisition, the Company applied the guidance in ASC 480, *Distinguishing Liabilities from Equity*, to determine whether the put and call options embedded in shares representing a non-controlling interest represent a liability. If the fixed price of the embedded put and call options are identical at a stated future date, the embedded options and the non-controlling interest are accounted for on a combined basis as a financing arrangement of the purchase of the non-controlling interest and are recorded as a liability at fair value on the reporting date. The Company fully consolidates the subsidiary, including 100 percent of the subsidiary net income or loss, in its Consolidated Statements of Loss.

Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation. The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. When an item is sold or retired, the cost and related accumulated depreciation is relieved and the resulting gain or loss, if any, is recognized in the Consolidated Statements of Loss. We provide for depreciation primarily using the straight-line method by charges to income in amounts that allocate the cost of property and equipment over their estimated useful lives as follows:

Asset Classification	Estimated Useful Life
Building	10 to 43 years
Machinery and equipment	2 to 10 years
Office furniture and equipment	3 to 13 years
Computer hardware and software	3 to 5 years
Leasehold and building improvements	5 to 30 years

We capitalize certain costs incurred in connection with developing or obtaining software designated for internal use based on three distinct stages of development. Qualifying costs incurred during the application development stage, which consist primarily of internal payroll and direct fringe benefits and external direct project costs, including labor and travel, are capitalized and amortized on a straight-line basis over the estimated useful life of the asset, which range from three to five years. Costs incurred during the preliminary project and post-implementation and operation phases are expensed as incurred. These costs are general and administrative in nature and related primarily to the determination of performance requirements, data conversion and training. Costs capitalized in connection with internal-use software were immaterial for the years ended December 31, 2022, 2021, and 2020.

Inventories

Inventories are stated at the lower of cost or net realizable value using the first-in, first-out method. Inventory we manufacture includes the cost of material, labor and overhead. We write down the carrying value of inventory for estimated obsolescence by an amount equal to the difference between the cost of inventory and the estimated market value when warranted based on assumptions of future demand, market conditions, remaining shelf life, or product functionality.

Investments in Unconsolidated Affiliates

Investments in unconsolidated affiliates are measured and recorded as either non-marketable equity securities or equity method investments. Non-marketable equity securities are equity securities without readily determinable fair value that are measured and recorded using a measurement alternative which measures the securities at cost minus impairment, if any, plus or minus changes from qualifying observable price changes. Equity method investments are equity securities in investees we do not control but over which we have the ability to exercise significant influence. When the equity method of accounting is determined to be appropriate, the initial measurement of the investment includes the cost of the investment and all direct transaction costs incurred to acquire the investment. Equity method investments are measured at cost minus impairment, if any, plus or minus our share of equity method investee income or loss, which is recorded as a separate line on the income statement. Both types of investments are evaluated for impairment if a triggering event occurs.

Goodwill, Intangible and Other Long-Lived Assets

Goodwill is initially valued based on the excess of the purchase price of a business combination over the fair value of acquired net assets recognized and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Intangible assets other than goodwill are initially valued at fair value. If a quoted price in an active market for the identical asset is not readily available at the measurement date, the fair value of the intangible asset is estimated based on discounted cash flows using market participant assumptions, which are assumptions that are not specific to the Company. The selection of appropriate valuation methodologies and the estimation of discounted cash flows require significant assumptions about the timing and amounts of future cash flows, risks, appropriate discount rates, and the useful lives of intangible assets. When material, we utilize independent valuation experts to advise and assist us in determining the fair values of the identified intangible assets acquired in connection with a business acquisition and in determining appropriate amortization methods and periods for those intangible assets.

We assess goodwill for impairment annually, at the reporting unit level, in the fourth quarter and whenever events or circumstances indicate impairment may exist. In evaluating goodwill for impairment, we have the option to first assess the qualitative factors to determine whether it is more-likely-than-not that the estimated fair value of the reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the comparison of the estimated fair value of the reporting unit to the carrying value. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. If, after assessing the totality of events or circumstances, we determine that it is more-likely-than-not that the estimated fair value of a reporting is less than its carrying amount, we would then estimate the fair value of the reporting unit and compare it to the carrying value. If the carrying value exceeds the estimated fair value we would recognize an impairment for the difference; otherwise, no further impairment test would be required. In contrast, we can opt to bypass the qualitative assessment for any reporting unit in any period and proceed directly to quantitative analysis. Doing so does not preclude us from performing the qualitative assessment in any subsequent period. Following the acquisition of scil in April 2020, we restructured our operating segments based on how the Chief Operating Decision Maker ("CODM") manages the business, allocates resources, makes operating decisions and evaluates operating performance. As further discussed in Note 18, our new reporting segments are North America and International. As a result of the change in operating segments, we also revised our reporting units to aggregate our legal entities based on similarities in economic characteristics.

As a result of the recent global economic disruption and uncertainty due to the COVID-19 pandemic, the Company performed a qualitative assessment during the first quarter of 2020. Based on the interim assessment performed, we concluded that there was no triggering event and additionally, no indications of impairment existed. We performed qualitative assessments in the fourth quarters of 2021 and 2020 and determined that no indications of impairment existed. Despite no indication of a triggering event or indications of impairment throughout 2022, in the fourth quarter, we elected to bypass the qualitative approach and instead proceeded directly to assessing the fair value of all of our reporting units and comparing the fair value of each reporting unit to the carrying value to determine if any impairment exists. We estimate the fair values of the reporting units using an income approach based on discounted forecasted cash flows. The income approach involves making significant assumptions about the extent and timing of future cash flows, growth rates and discount rates. Model assumptions are based on our projections and best estimates, using appropriate and customary market participant assumptions. Changes in forecasted cash flows or the discount rate would affect the estimated fair values of our reporting units and could result in a goodwill impairment loss in a future period. We also utilize a market approach utilizing guideline public company method or guideline transaction method, or both.

No goodwill impairment was identified during the year ended December 31, 2022.

We assess the realizability of intangible assets other than goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If an impairment review is triggered, we evaluate the carrying value of intangible assets based on estimated undiscounted future cash flows over the remaining useful life of the primary asset of the asset group and compare that value to the carrying value of the asset group. The cash flows that are used contain our best estimates, using appropriate and customary assumptions and projections at the time. If the net carrying value of an intangible asset exceeds the related estimated undiscounted future cash flows, an impairment to adjust the intangible asset to its fair value would be reported as a non-cash charge to earnings. If necessary, we would calculate the fair value of an intangible asset using the present value of the estimated future cash flows to be generated by the intangible asset, and applying a risk-adjusted discount rate. We had a $0.2 million impairment of our intangible assets during the year ended December 31, 2022. We had no impairments of our intangible assets during the years ended December 31, 2021 and 2020.

Revenue Recognition

We generate revenue through the sale of products, either by outright purchase by our customers or through a subscription agreement whereby our customers receive instruments and pay us a monthly fee for the consumables needed to conduct testing. Subscription placement is the majority of our POC laboratory transactions while outright sales to customers are the majority of both POC imaging diagnostic transactions and Pharmaceuticals, Vaccines and Diagnostic ("PVD") revenue.

With the acquisition of VetZ on January 3, 2022, the Company entered the market for veterinary PIMS. Revenue for the sale of software licenses is recognized at a point in time upon delivery of the software. The software has significant stand-alone functionality, and provides the customer with the right to use the intellectual property as it exists at the point in time at which the license is granted. Revenue for support services, cloud-based services, and installation and training is recognized over time as the services are performed. Refer to Note 3 for further details regarding the VetZ acquisition.

For outright sales of products, revenue is recognized when control of the promised product or service is transferred to our customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products or services (the transaction price). Taxes assessed by governmental authorities and collected from the customer are excluded from our revenue recognition. A performance obligation is a promise in a contract to transfer a distinct product or service to a customer and is the unit of account under ASC 606. For instruments, consumables and most software licenses sold by the Company, control transfers to the customer at a point in time. To indicate the transfer of control, the Company must have a present right to payment, legal title must have passed to the customer, the customer must have the significant risks and rewards of ownership and where acceptance is not a formality, the customer must have accepted the product or service. Heska's principal terms of sale are FOB Shipping Point, or equivalent, and, as such, we primarily transfer control and record revenue for product sales upon shipment. If a performance obligation to the customer with respect to a sales transaction remains unfulfilled following shipment (typically owed installation), revenue recognition for that performance obligation is deferred until such commitments have been fulfilled. For extended warranty and service plans, control transfers to the customer over the term of the arrangement and as such the revenue is recognized ratably based upon the period of time elapsed under the arrangement.

The Company may enter into contracts that represent a bill-and-hold-arrangement, under which the Company bills a customer for product but retains physical possession of the product until some future point in time. For bill-and-hold arrangements, the Company recognizes revenue when control of the product transfers to the customer in accordance with the additional criteria in ASC 606-10-55-83.

Our revenue under subscription agreements relates to operating-type lease ("OTL") arrangements or sales-type lease ("STL") arrangements. Classification of an OTL or STL is primarily determined as a result of the length of the contract as compared to the estimated economic life of the instrument, among other factors. Leases are outside of the scope of ASC 606 and are therefore accounted for in accordance with ASC 842, *Leases*. An STL would result in earlier recognition of instrument revenue as compared to an OTL, which is generally upon installation of the instruments. Instrument lease revenue for our OTL subscription agreements is recognized on a straight-line basis over the life of the lease and is included with the predominant non-lease components in consumables revenue. For instrument only OTL agreements, operating lease income is recognized on a straight-line basis over the term of the lease. The cash collected under both arrangements is over the term of the contract. The OTLs and STLs are not cancellable until after an initial term. See below for additional information on our lease accounting policies.

For contracts with both lease and non-lease components, the Company allocates the contracts' transaction price for each component on a relative standalone selling price basis using our best estimate of the standalone selling price of each distinct product or service in the contract. When available, the method used to estimate the standalone selling price is the price observed in standalone sales to customers. When prices in standalone sales are not available, we use a cost-plus margin approach. Changes in these values can impact the amount of consideration allocated to each component of the contract. Allocation of the transaction price is determined at the contracts' inception. The Company does not adjust the transaction price for the effects of a significant financing component when the period between the transfer of the promised good or service to the customer and payment for that good or service by the customer is expected to be one year or less.

To the extent the transaction price includes variable consideration, such as future payments based on consumable usage over time, we apply judgment to determine if the variable consideration should be constrained. As the variable consideration is highly susceptible to factors outside of the Company's influence, and the potential values contain a broad range of possible outcomes given all potential amounts of consumption that could occur, it is likely that a significant revenue reversal would occur should the variable consideration be estimated at an amount greater than the minimum stated amount until such a time as the uncertainty is resolved. For our subscription agreements with variable consideration based on consumable usage over time, the variable consideration is allocated to the non-lease components upon resolution of the uncertainty and is included in consumables revenue.

We generate Other Vaccines and Pharmaceuticals ("OVP") revenue through contract manufacturing agreements with customers. Revenue from these customer contracts is generally recognized upon shipment or acceptance by our customer, under the same guidelines noted above for other outright product sales. Heska assessed the over-time criteria within ASC 606 and concluded that while products within this segment have no alternative use to Heska, as Heska is contractually prohibited to redirect the product to other customers, Heska does not have right to payment for performance to date. Therefore, point in time revenue recognition has been determined to be appropriate.

Recording revenue from the sale of products involves the use of estimates and management's judgment. We must make a determination at the time of sale whether the customer has the ability and intent to make payments in accordance with arrangements. For contracts with multiple performance obligations, we exercise judgment in allocating the transaction price for each performance obligation based on an estimated standalone selling price for each distinct product or service. We do not generally allow return of products or instruments. Distributor rebates are recorded as a reduction to revenue.

Refer to Note 2 for additional disclosures required by ASC 606.

Leases

The Company acts as a lessee and a lessor. As a lessee, the Company leases buildings, office equipment, and vehicles. As a lessor, the Company enters into sales-type and operating leases as part of its subscription agreements.

The Company determines if an arrangement is a lease at inception based on whether control of an identified asset is transferred. For leases where the Company is the lessee, ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent an obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The measurement of future lease payments includes fixed payments, as well as fixed rate increases that are initially measured at the lease commencement date. Variable lease payments, typically based on the usage of the underlying asset or changes in an index or rate, are excluded from the measurement of ROU assets and lease liabilities and are expensed as incurred.

As most of the Company's leases do not provide an implicit interest rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The lease terms used to calculate the ROU asset and related lease liability include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for operating leases is recognized on a straight-line basis over the lease term as an operating expense while the expense for finance leases is recognized as amortization expense and interest expense. The Company has lease agreements which require payments for lease and non-lease components and has elected to account for these as a single lease component for our building and office equipment leases, but as separate components for our vehicle leases.

As a lessor, our subscription agreements relate to both OTL arrangements and STL arrangements. For a STL, instrument revenue is generally recorded upon installation of the instruments and the cost of the customer-leased instruments is removed from inventory and recognized in the Consolidated Statements of Loss. There is no residual value taken into consideration as it does not meet our capitalization requirements. There is no option for a lessee to purchase the underlying asset and the lease term does not include an assumption that the lease will be extended or terminated. For our OTL agreements that include both lease and non-lease components, revenue is recognized on a straight-line basis over the term of the lease and is included with the predominant non-lease components in consumables revenue. For instrument only OTL agreements, operating lease income is recognized on a straight-line basis over the term of the lease. For an OTL, the costs of customer-leased instruments are recorded within property and equipment in the accompanying Consolidated Balance Sheets and depreciated over the instrument's estimated useful life. The depreciation expense is reflected in cost of revenue in the accompanying Consolidated Statements of Loss.

For leases that commenced before the January 1, 2019 effective date of ASC 842, the Company elected the permitted practical expedients to not reassess the following: (i) whether any expired or existing contracts contain leases; (ii) the lease classification for any expired or existing leases; and (iii) initial direct costs for any existing leases. The Company also elected to exclude leases with a term of 12 months or less from the recognized ROU assets and lease liabilities.

Stock-based Compensation

Stock-based compensation expense is measured at the grant date based upon the estimated fair value of the portion of the award that is ultimately expected to vest and is recognized as expense over the applicable requisite service period of the award generally using the straight-line method.

Advertising Costs

Advertising costs are expensed as incurred and are included in sales and marketing expenses. Advertising expenses were $1.4 million for the year ended December 31, 2022, $0.6 million for the year ended December 31, 2021, and $0.4 million for the year ended December 31, 2020.

Income Taxes

The Company records a current provision for income taxes based on estimated amounts payable or refundable on tax returns filed or to be filed each year. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates, in each tax jurisdiction, expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. The overall change in deferred tax assets and liabilities for the period measures the deferred tax expense or benefit for the period. Deferred tax assets are reduced by a valuation allowance based on a judgmental assessment of available evidence if the Company is unable to conclude that it is more likely than not that some or all of the deferred tax assets will be realized.

Earnings Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing income available to common shareholders by the weighted-average number of shares of common stock outstanding during the period increased to include the number of additional shares of common stock that would have been outstanding if the potentially dilutive securities had been issued.

Foreign Currency Translation

The functional currency of certain foreign subsidiaries is the local currency. Accordingly, assets and liabilities of these subsidiaries are translated using the exchange rate in effect at the balance sheet date. Revenue and expense accounts and cash flows are translated using an average of exchange rates in effect during the period. Cumulative translation gains and losses are shown in the Consolidated Balance Sheets as a separate component of stockholders' equity. Exchange gains and losses arising from transactions denominated in foreign currencies (i.e., transaction gains and losses) are recognized as a component of other income (expense) in current operations, as are exchange gains and losses on intercompany transactions expected to be settled in the near term. Gains and losses arising from intercompany foreign currency transactions that are of a long-term investment nature are reported as a component of Accumulated other comprehensive income in the Consolidated Balance Sheets.

Warranty Costs

The Company generally provides for the estimated cost of hardware and software warranties in the period the related revenue is recognized. The Company assesses the adequacy of its accrued warranty liabilities and adjusts the amounts as necessary based on actual experience and changes in future estimates. Should product failure rates differ from our estimates, actual costs could vary significantly from our expectations. Extended warranties are sold to our customers and revenue is recognized over the term of the warranty agreement, as expected costs are incurred.

Adoption of New Accounting Pronouncements

Effective January 1, 2022, we adopted ASU 2021-05, *Leases (Topic 842), Lessors- Certain Leases with Variable Lease Payments*. This guidance amends the lease classification accounting for lessors for certain leases with variable lease payments that do not depend on a reference index or a rate and would have resulted in the recognition of a loss at lease commencement if classified as a sale-type or direct financing lease. Under the new guidance, these leases will be classified as an operating lease. We evaluated the impact of the standard on our consolidated financial statements and the adoption of this ASU did not have a material impact on our consolidated financial statements and disclosures.

Effective January 1, 2022, we early adopted ASU 2021-08, *Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*. This guidance requires an acquiring entity to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, the acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. We evaluated the impact of the standard on our consolidated financial statements and the adoption of this ASU did not have a material impact on our consolidated financial statements and disclosures.

2.   REVENUE

We separate our goods and services among two reportable segments, North America and International. The two segments consist of revenue originating from:

- **North America:** including the United States, Canada and Mexico
- **International:** all geographies outside North America, currently consisting primarily of Australia, France, Germany, Italy, Malaysia, Spain and Switzerland

Refer to Note 18 for further detail regarding the Company's reportable segments.

The following table summarizes our segment revenue (in thousands):

	Year Ended December 31,					
	2022		**2021**		**2020**	
North America Revenue:						
POC Lab Instruments & Other	$	17,178	$	14,837	$	13,663
POC Lab Consumables		78,302		72,004		59,247
POC Imaging & Informatics		27,335		29,512		20,651
PVD		22,020		24,939		19,810
OVP		16,927		17,606		17,695
Total North America Revenue	$	161,762	$	158,898	$	131,066
International Revenue:						
POC Lab Instruments & Other	$	15,660	$	15,001	$	7,782
POC Lab Consumables		41,205		46,016		32,354
POC Imaging & Informatics		35,209		28,492		22,537
PVD		3,471		5,332		3,584
Total International Revenue	$	95,545	$	94,841	$	66,257
Total Revenue	$	257,307	$	253,739	$	197,323

Remaining Performance Obligations

Remaining performance obligations represent the aggregate transaction price allocated to performance obligations with an original contract term greater than one year which are fully or partially unsatisfied at the end of the period. Remaining performance obligations include noncancellable purchase orders, the non-lease portion of minimum purchase commitments under long-term supply arrangements, extended warranty, service and other long-term contracts. Remaining performance obligations do not include revenue from contracts with customers with an original term of one year or less, revenue from long-term supply arrangements with no minimum purchase requirements, revenue expected from purchases made in excess of the minimum purchase requirements, or revenue from instruments leased to customers. While the remaining performance obligation disclosure is similar in concept to backlog, the definition of remaining performance obligations excludes leases and contracts that provide the customer with the right to cancel or terminate for convenience with no substantial penalty, even if historical experience indicates the likelihood of cancellation or termination is remote. Additionally, the Company has elected to exclude contracts with customers with an original term of one year or less from remaining performance obligations.

As of December 31, 2022, the aggregate amount of the transaction price allocated to remaining minimum performance obligations was approximately $219.2 million. As of December 31, 2022, the Company expects to recognize revenue as follows (in thousands):

Year Ending December 31,		Revenue
2023	$	51,556
2024		47,923
2025		41,660
2026		36,428
2027		22,720
Thereafter		18,941
	$	219,228

Contract Balances

The timing of revenue recognition, billings and cash collections results in billed accounts receivable, unbilled contract assets, deferred revenue, and customer deposits and billings in excess of revenue recognized. In addition, the Company defers certain costs incurred to obtain contracts.

Contract Assets

Certain unbilled amounts related to long-term contracts for which we provide a free term to the customer are recorded in Other current assets and Other non-current assets on the accompanying Consolidated Balance Sheets. The collection of these balances occurs over the term of the underlying contract. The balances as of December 31, 2022 were $1.8 million and $5.9 million for current and non-current assets, respectively, shown net of related unearned interest. The balances as of December 31, 2021 were $1.5 million and $5.1 million for current and non-current assets, respectively, shown net of related unearned interest. The increase in contract assets for the twelve-month period ended December 31, 2022 is primarily related to additional contract assets recorded for contracts with a free term, partially offset by payments received. The balances as of December 31, 2020 were $1.2 million and $4.1 million for current and non-current assets, respectively, shown net of related unearned interest.

Contract Liabilities

The Company receives cash payments from customers for licensing fees or other arrangements that extend for a specified term. These contract liabilities are classified as either current or long-term in the Consolidated Balance Sheets based on the timing of when the Company expects to recognize revenue. As of December 31, 2022, 2021 and 2020 contract liabilities were $8.3 million, $9.6 million and $9.9 million respectively, and are included within Deferred revenue, current, and other and Deferred revenue, non-current in the accompanying Consolidated Balance Sheets. The decrease in the contract liability balance during the year ended December 31, 2022 is attributable to approximately $10.9 million of revenue recognized during the period and an exchange rate impact of $0.1 million, partially offset by approximately $8.8 million of additional deferred sales in 2022, and the acquisition of VetZ contract liabilities of approximately $0.9 million. The decrease in the contract liability balance during the year ended December 31, 2021 is $6.8 million of revenue recognized during the period, offset by $6.5 million of additional deferred sales. Contract liabilities are reported on the accompanying Consolidated Balance Sheets on a contract-by-contract basis.

Contract Costs

The Company capitalizes certain direct incremental costs incurred to obtain customer contracts, typically sales-related commissions, where the recognition period for the related revenue is greater than one year. Contract costs are classified as current or non-current, and are included in "Other current assets" and "Other non-current assets" in the Consolidated Balance Sheets based on the timing of when the Company expects to recognize the expense. Contract costs are generally amortized into selling and marketing expense with a certain percentage recognized immediately based upon placement of the instrument with the remainder recognized on a straight-line basis (which is consistent with the transfer of control for the related goods or services) over the average term of the underlying contracts, approximately 6 years. Management assesses these costs for impairment at least quarterly on a portfolio basis and as "triggering" events occur that indicate it is more-likely-than-not that an impairment exists. The balances of contract costs as of December 31, 2022, 2021 and 2020 were $5.0 million, $4.1 million and $3.0 million respectively. The increase in contract costs for the year ended December 31, 2022 is due to approximately $2.4 million of additional contract cost capitalization, offset by amortization expense of approximately $1.5 million. In the year ended December 31, 2021, approximately $2.2 million of additional contract costs were capitalized, offset by amortization expense of approximately $1.1 million. Contract costs are calculated and reported on a portfolio basis.

3.   ACQUISITION AND RELATED PARTY ITEMS

VetZ Acquisition

On January 3, 2022, the Company acquired 100% of the equity of VetZ, a European leader in veterinary PIMS, for an aggregate purchase price of approximately $35.5 million. The purchase price consisted of approximately $31.6 million in cash as well as contingent consideration as described below. The cash purchase price includes a general indemnity holdback of approximately $1.4 million to be released within 18 months of closing. The cash purchase price was also reduced by a negative net working capital adjustment of approximately $0.6 million.

As additional consideration for the acquisition, the Company agreed to a contingent earn-out of 91,039 shares of Heska stock, with a total value of $15.5 million, which will be issued in tranches based on future financial and non-financial milestones. The fair value of the contingent consideration as of the acquisition date was approximately $3.9 million, determined using a Monte-Carlo simulation model. The Company evaluated whether the contingent earn-out should be treated as a liability or equity in accordance with ASC 480, *Distinguishing Liabilities from Equity* ("ASC 480"), and ASC 815, *Derivatives and Hedging* ("ASC 815"). The contingent earn-out did not meet the ASC 480 definition of a liability as it is not mandatorily redeemable, is not an obligation to repurchase the Company's shares, and it can only be settled with a fixed number of shares. Additionally, the Company noted the contingent earn-out met the scope exception in ASC 815-10 as the earn-out is indexed to the Company's own shares, and also met the criteria in ASC 815-40 to be classified in equity as the Company has sufficient authorized and unissued shares, the earn-out has an explicit share limit, there are no required cash payments. As such the contingent earn-out is classified in equity, and is not subsequently remeasured each reporting period. Subsequent settlement of the obligation will be accounted for within equity.

The purchase price exceeded the fair value of the identifiable net assets, resulting in goodwill of $22.0 million, all of which is attributable to our International segment. The goodwill resulting from this acquisition consists of new product offerings from entering the PIMS market. All of the goodwill is tax deductible for purposes of calculating Controlled Foreign Corporation tested income, which may result in a decrease to the Company's future U.S. federal tax liability.

The acquisition was accounted for as a business combination in accordance with ASC 805, *Business Combinations*. As such, the total purchase consideration was allocated to the assets acquired and liabilities assumed based on their fair values as of January 3, 2022. The total purchase consideration is subject to customary working capital adjustments.

The information below represents the purchase price allocation as of the acquisition date (in thousands):

	January 3, 2022
Purchase price in cash	$ 31,627
Fair value of equity contingent consideration	3,860
Total purchase consideration	$ 35,487
Cash and cash equivalents	$ 1,251
Inventory	359
Accounts receivable	824
Prepaid expenses and other assets	318
Property and equipment, net	602
Operating lease right-of-use assets	2,962
Intangible assets	18,504
Total assets acquired	24,820
Accounts payable	520
Accrued liabilities	1,260
Operating lease liabilities, current	247
Deferred revenue, current, and other	1,014
Operating lease liabilities, non-current	2,714
Deferred tax liabilities	5,246
Other liabilities	318
Net assets acquired	13,501
Goodwill	21,986
Total fair value of consideration transferred	$ 35,487

During the year ended December 31, 2022, the Company made certain valuation adjustments to provisional amounts previously recognized. These measurement period adjustments resulted in a net $584 thousand decrease of goodwill, primarily due to fair value adjustments and a change in municipality tax rate resulting in an increase in net identifiable assets acquired. The Company finalized the accounting for the VetZ acquisition in the fourth quarter of 2022.

Intangible assets acquired, amortization method and estimated useful life as of January 3, 2022, were as follows (dollars in thousands):

	Weighted-Average Useful Life	Amortization Method	Fair Value
Customer relationships	12 years	Straight-line	$ 12,941
Trade name	8 years	Straight-line	1,816
Developed technology	4.3 years	Straight-line	3,747
Total intangible assets acquired			$ 18,504

VetZ generated net revenue of $12.2 million and a net loss of $1.5 million for the period from January 3, 2022 to December 31, 2022.

The Company incurred acquisition related costs of approximately $0.7 million and $0.6 million for the twelve months ended December 31, 2022 and 2021, respectively, which are included within general and administrative expenses on our Consolidated Statements of Loss.

Unaudited Pro Forma Financial Information

The following table presents unaudited supplemental pro forma financial information as if the acquisition had occurred on January 1, 2021 (in thousands):

	Year Ended December 31,	
	2022	**2021**
Revenue, net	$ 257,307	$ 265,093
Net (loss) income before equity in losses of unconsolidated affiliates	$ (18,424)	$ 940
Net loss attributable to Heska Corporation	$ (19,889)	$ (340)

Biotech Acquisition

On September 1, 2021, Heska acquired 65% of the equity of Biotech Laboratories U.S.A. LLC ("Biotech"), a developer of rapid assay diagnostic testing, in exchange for approximately $16.3 million in cash. As part of the purchase, Heska entered into put and call options in order to purchase the remaining 35% ownership in future years. The counterparty, Chinta Lamichhane, DVM, Ph.D, maintains an interest in Biotech and is an employee of the Company, thus commencing a related party relationship. Aside from the acquisition described herein, there were no financial or non-financial transactions between the Company and the counterparty.

In conjunction with the acquisition, the Company entered into various put and call options which are classified on the Consolidated Balance Sheets as Notes payable. The Company is obligated to pay contingent notes of up to $17.5 million based on the achievement of certain product development milestones or at a predetermined date in the future. The written put options can be exercised after June 30, 2024, at a valuation identical to the initial purchase price. The written call options can be exercised at any time prior to June 30, 2026, at an amount equal to two times the initial valuation or after June 30, 2026, at a valuation identical to the initial purchase price. Additionally, if certain product development milestones are met, the shares may be bought in various tranches at two times the initial valuation. The Company evaluated the put and call options embedded in the shares representing the non-controlling interest under the guidance in ASC 480, *Distinguishing Liabilities from Equity,* and determined the instrument met the criteria to be recorded as a liability because the fixed price of the put and call options are identical starting after June 30, 2026. As a result, the Company recorded the transaction as a financing arrangement of the purchase of the non-controlling interest, and will record 100% of the income and loss of Biotech in our Consolidated Statements of Loss. The options were not redeemable as of the acquisition date. As of the period ending December 31, 2022, two of the product development milestones were achieved. During the year ended December 31, 2022, the Company made payments of $5.3 million. $4.8 million was a reduction to Notes payable and $0.5 million was recorded to interest expense. The Company acquired an additional 10.50% interest for a majority interest ownership of 75.50%. The counterparty owns the remaining minority interest of 24.50%. The estimated fair value of the Notes Payable as of the acquisition date of $15.9 million is inclusive of the probability weighted outcomes of the options described herein and was determined using Level 3 inputs. As of the period ending December 31, 2022, the remaining value of the Notes Payable is $11.1 million.

The total purchase consideration exceeded the fair value of the identifiable net assets acquired, resulting in goodwill of $25.8 million, all of which is attributable to our North America segment and primarily consists of opportunities to expand product offerings and the experienced workforce acquired. In connection with the acquisition and pursuant to the elections under Section 754 of the Internal Revenue Code, the Company expects to obtain an increase with respect to the tax basis in the assets of Biotech.

The acquisition was accounted for as a business combination in accordance with ASC 805, *Business Combinations*. As such, the total purchase consideration was allocated to the assets acquired and liabilities assumed based on their fair values as of September 1, 2021. The total purchase consideration is subject to customary working capital adjustments, which were finalized as of September 1, 2022.

The information below represents the purchase price allocation as of the acquisition date (in thousands):

		September 1, 2021
Purchase price in cash	$	16,250
Notes payable		15,900
Total purchase consideration	$	32,150
Accounts receivables	$	18
Other current assets		1
Inventories		190
Property and equipment, net		148
Operating lease right-of-use assets		1,033
Other intangible assets, net		6,000
Other non-current assets		15
Total assets acquired		7,405
Accounts payable		11
Accrued liabilities		33
Operating lease liabilities, current		188
Operating lease liabilities, non-current		845
Net assets acquired		6,328
Goodwill		25,822
Total fair value of consideration transferred	$	32,150

Intangible assets acquired, amortization method and estimated useful life as of September 1, 2021, was as follows (dollars in thousands):

	Useful Life	Amortization Method	Fair Value	
Developed technology	6 years	Straight-line	$	6,000
Total intangible assets acquired			$	6,000

The Company incurred acquisition related costs of approximately $0.6 thousand and $0.4 million for the years ended December 31, 2022 and 2021, respectively, which are included within general and administrative expenses on our Consolidated Statements of Loss.

Pro forma financial information related to the acquisition of Biotech has not been provided as it is not material to our consolidated results of operations.

BiEsseA Acquisition

On July 1, 2021, the Company completed the acquisition of BiEsse A-Laboratorio die Analisi Veterinarie S.r.l. ("BSA"). The Company acquired 100% of the issued and outstanding shares of BSA for an aggregate purchase price of $7.2 million, consisting of $4.8 million in cash and contingent consideration described below. On January 1, 2022, BSA was merged into scil animal care company Srl, a wholly owned subsidiary of scil animal care company GmbH ("scil").

As additional consideration for the shares, the Company agreed to a contingent earn-out of an additional $2.7 million based on the achievement of certain performance metrics within three annual periods after 2021, each of which can pay up to one third of the total earn-out. The fair value of the contingent consideration was $2.3 million as of the acquisition date and as of December 31, 2021, and subsequently decreased to $0.4 million as of December 31, 2022.

The total purchase consideration exceeded the fair value of the identifiable net assets acquired, resulting in $4.6 million of goodwill, all of which is attributable to our International segment. The goodwill resulting from this acquisition consists largely of the Company's expected future product sales and synergies from combining operations. All of the goodwill is tax deductible for purposes of calculating Controlled Foreign Corporation tested income, which may result in a decrease to the Company's future U.S. federal income tax liability.

The acquisition was accounted for as a business combination in accordance with ASC 805, *Business Combinations*. As such, the total purchase consideration was allocated to the assets acquired and liabilities assumed based on their fair values as of July 1, 2021. The total purchase consideration is subject to customary working capital adjustments, which were finalized as of December 31, 2021.

Per the tax indemnification included in the purchase agreement of BSA, the seller has indemnified the Company for $0.5 million related to uncertain tax positions taken in prior years. The outcome of this arrangement will either be settled or expire due to lapse of statute of limitations by 2025. As of December 31, 2022, approximately $0.3 million of the indemnification agreement remains outstanding.

The information below represents the purchase price allocation as of the acquisition date (in thousands):

	July 1, 2021
Purchase price in cash	$ 4,835
Fair value of contingent consideration	2,334
Total purchase consideration	$ 7,169
Cash and cash equivalents	$ 322
Accounts receivables	152
Other receivables	497
Prepaid expenses	8
Other current assets	275
Property and equipment, net	89
Operating lease right-of-use assets	44
Other intangible assets, net	3,329
Total assets acquired	4,716
Accounts payable	208
Accrued liabilities	334
Operating lease liabilities, current	37
Deferred revenue, current, and other	85
Operating lease liabilities, non-current	20
Deferred tax liability, net	925
Other liabilities	500
Net assets acquired	2,607
Goodwill	4,562
Total fair value of consideration transferred	$ 7,169

Intangible assets acquired, amortization method and estimated useful life as of July 1, 2021, was as follows (dollars in thousands):

	Useful Life	Amortization Method	Fair Value
Customer relationships	14 years	Straight-line	$ 3,329
Total intangible assets acquired			$ 3,329

The Company incurred acquisition related costs of approximately $0 and $0.3 million for the years ended December 31, 2022 and 2021, respectively, which are included within general and administrative expenses on our Consolidated Statements of Loss.

Pro forma financial information related to the acquisition of BSA has not been provided as it is not material to our consolidated results of operations.

Lacuna Acquisition

On February 1, 2021, the Company completed the acquisition of Lacuna Diagnostics, Inc. ("Lacuna"), a veterinary digital cytology company, to broaden the Company's POC diagnostic offerings. The Company acquired 100% of the issued and outstanding shares of Lacuna for a purchase price of $4.3 million. The Company then dissolved Lacuna on February 1, 2021. In accordance with the purchase agreement, the Company is required to hold a $0.4 million general indemnity holdback that is intended to provide a non-exclusive source of funds for the payment of any losses identified and shall be released within 18 months of closing. $0.3 million and $0.1 million of the indemnification holdback was released for licensing fees during the twelve months ended December 31, 2022 and 2021, respectively. As of December 31, 2022, $0.0 million of the indemnification holdback remains outstanding.

As additional consideration for the shares, the Company agreed to a contingent earn-out of an additional $2.0 million based on the achievement of certain performance metrics within a twelve month period ("Initial Earn Out Period"), reducing to $1.0 million if such metrics were met in a twelve month period subsequent to the Initial Earn Out Period. The fair value of the contingent consideration as of the acquisition date was $1.7 million, and subsequently decreased to $0 as of December 31, 2022 and 2021, which resulted in a $1.7 million gain included within general and administrative expenses in the Consolidated Statement of Loss for the year ended December 31, 2021.

The total purchase consideration exceeded the fair value of the identifiable net assets acquired, resulting in $4.2 million of goodwill, primarily related to expanded opportunities with our offerings. All of the goodwill is allocated to the North America segment and is not tax deductible for income tax purposes.

The acquisition was accounted for as a business combination in accordance with ASC 805, *Business Combinations*. As such, the total purchase consideration was allocated to the assets acquired and liabilities assumed based on their fair values as of February 1, 2021. The total purchase consideration is subject to customary working capital adjustments, which were finalized as of February 1, 2022.

The information below represents the purchase price allocation as of the acquisition date (in thousands):

	February 1, 2021
Purchase price in cash	$ 4,255
Fair value of contingent consideration	1,700
Total purchase consideration	$ 5,955
Cash and cash equivalents	$ 3
Accounts receivable	170
Property and equipment, net	530
Other intangible assets, net	1,185
Total assets acquired	1,888
Deferred tax liability	133
Net assets acquired	1,755
Goodwill	4,200
Total fair value of consideration transferred	$ 5,955

Intangible assets acquired, amortization method and estimated useful life as of February 1, 2021, was as follows (dollars in thousands):

	Useful Life	Amortization Method	Fair Value	
Developed technology	3 years	Straight-line	$	1,000
Customer relationships	6 months	Straight-line		150
Trade name	11 months	Straight-line		35
Total intangible assets acquired			$	1,185

The Company incurred acquisition related costs of approximately $0 and $0.1 million for the years ended December 31, 2022 and 2021, respectively, which are included within general and administrative expenses on our Consolidated Statements of Loss.

Pro forma financial information related to the acquisition of Lacuna has not been provided as it is not material to our consolidated results of operations.

scil Acquisition

On April 1, 2020, the Company completed the acquisition of scil animal care company GmbH ("scil") from Covetrus, Inc. The Company purchased 100% of the capital stock of scil for an aggregate purchase price of $110.3 million in cash. The acquisition represents a key milestone in the Company's long-term strategic plan, creating a global veterinary diagnostics company with leadership positions in key geographic markets. The purchase price exceeded the identifiable net assets, resulting in goodwill of $46.0 million, primarily attributable to the synergies expected from the expanded market opportunities with our offerings and the experienced workforce acquired. Of the goodwill acquired, $37.3 million is allocated to our International segment and $8.7 million is allocated to our North America segment. All of the goodwill is tax deductible for purposes of calculating Controlled Foreign Corporation ("CFC") tested income, which may result in a decrease to the Company's future U.S. federal tax liability.

The acquisition was accounted for using the acquisition method of accounting in accordance with ASC 805, *Business Combinations*, which requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. As such, the total purchase consideration was allocated to the assets acquired and liabilities assumed based on a preliminary estimate of their fair values as of April 1, 2020. The Company finalized the accounting for the acquisition as of March 31, 2021.

The information below represents the final purchase price allocation of scil (in thousands):

		April 1, 2020
Total purchase consideration	$	110,290
Cash and cash equivalents	$	5,889
Accounts receivable		10,707
Inventories		11,278
Net investment in leases, current		311
Prepaid expenses		1,692
Other current assets		1,338
Property and equipment, net		19,320
Operating lease right-of-use assets		877
Other intangible assets, net		44,517
Net investment in leases, non-current		1,027
Investments in unconsolidated affiliates		55
Other non-current assets		291
Total assets acquired		97,302
Accounts payable		8,221
Accrued liabilities		7,067
Operating lease liabilities, current		356
Deferred revenue, current, and other		3,220
Deferred revenue, non-current		94
Operating lease liabilities, non-current		529
Deferred tax liability		13,249
Other liabilities		276
Net assets acquired		64,290
Goodwill		46,000
Total fair value of consideration transferred	$	110,290

Per the tax indemnification included in the purchase agreement of scil, the seller has indemnified the Company for $1.1 million related to uncertain tax positions taken in prior years. The outcome of this arrangement will either be settled or expire due to lapse of statute of limitations by 2027. As of December 31, 2022, approximately $0.1 million of the indemnification agreement remains outstanding.

Intangible assets acquired, amortization method and estimated useful life as of April 1, 2020, was as follows (dollars in thousands):

	Useful Life	Amortization Method	Fair Value
Customer relationships	10 years	Straight-line	$ 36,272
Internally developed software	7 years	Straight-line	353
Backlog	0.2 years	Straight-line	210
Non-compete agreements	2 years	Straight-line	60
Trade name subject to amortization	0.8 years	Straight-line	66
Trademarks and trade names not subject to amortization	n/a	Indefinite	7,556
Total intangible assets acquired			$ 44,517

scil generated net revenue of $61.3 million and a net loss of $1.1 million for the period from April 1, 2020 to December 31, 2020.

The Company incurred acquisition related costs of approximately $0, $0 and $6.3 million for the years ended December 31, 2022, 2021 and 2020, respectively, which are included within general and administrative expenses on our Consolidated Statements of Loss.

Unaudited Pro Forma Financial Information

The following tables present unaudited supplemental pro forma financial information as if the acquisition had occurred on January 1, 2020 (in thousands):

	Year Ended December 31, 2020
Revenue, net	$ 215,874
Net loss before equity in losses of unconsolidated affiliates	$ (14,848)
Net loss attributable to Heska Corporation	$ (15,215)

The pro forma financial information presented above has been prepared by combining our historical results and the historical results of scil and further reflects the effect of purchase accounting adjustments, including: (i) amortization of acquired intangible assets, (ii) the impact of certain fair value adjustments such as depreciation on the acquired property, plant and equipment, and (iii) historical intercompany sales between the Company and scil. The unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of what actual results of operations would have been if the acquisition had occurred as the beginning of the period presented, nor are they indicative of future results of operations.

Other Related Party Activities

In connection with the VetZ acquisition, the Company entered into a related party building lease agreement with the former owners, who are now employees of the Company. The Company recorded operating lease expense of $284 thousand related to this lease for the twelve months ended December 31, 2022. The right-of-use asset and lease liability related to the building lease were approximately $2.3 million and $2.3 million as of December 31, 2022, respectively.

Prior to the closing of the VetZ acquisition, the former owners who are now employees of the Company purchased vehicles and bicycles from VetZ. As of January 3, 2022, a receivable of approximately $165 thousand was included in the preliminary purchase price allocation related to these transactions. These receivables were settled in full on January 7, 2022.

4.   INVESTMENTS IN UNCONSOLIDATED AFFILIATES

The carrying values of investments in unconsolidated affiliates, categorized by type of investment, is as follows (in thousands):

	December 31, 2022	December 31, 2021
Equity method investment	$ 941	$ 2,406
Non-marketable equity security investment	3,018	3,018
Investment in Unconsolidated Affiliates	$ 3,959	$ 5,424

Equity Method Investment

On September 24, 2018, we invested approximately $5.1 million, including costs, to acquire an equity interest in a business as part of our product development strategy. As of December 31, 2022, our ownership interest in the business was 26.0%. In connection with the investment, the Company entered into a Manufacturing Supply Agreement that grants the Company global exclusivity to specified products to be delivered under the agreement for a 15-year period that begins upon the Company's receipt and acceptance of an initial order under the agreement. The Company accounts for this investment using the equity method of accounting. Under the equity method, the carrying value of the investment is adjusted for the Company's proportionate share of the investee's reported earnings or losses with the corresponding share of earnings or losses reported as Equity in losses of unconsolidated affiliates, listed below Net income before equity in losses of unconsolidated affiliates within the Consolidated Statements of Loss. The Company has a note receivable from the equity method investee. Refer to Note 17, Notes Receivable, for additional details.

Non-Marketable Equity Security Investment

On August 8, 2018, the Company invested approximately $3.0 million, including costs, in exchange for preferred stock of LightDeck. The Company's investment is a non-marketable equity security, recorded using the measurement alternative of cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes.

As part of the agreement, the Company entered into a Supply and License Agreement, which provides that the LightDeck produce and commercialize products that will enhance the Company's diagnostic portfolio. As part of this agreement, the Company made an upfront payment of $1.0 million related to a worldwide exclusive license agreement over a 20-year period, recorded in both short and long-term other assets. In addition, the agreement provides for an additional contingent payment of $10.0 million, relating to the successful achievement of sales milestones. This potential future milestone payment has not yet been accrued as it is not deemed by the Company to be probable at this time.

Both parties in this arrangement are active participants and are exposed to significant risks and rewards dependent on the commercial success of the activities of the collaboration. The parties are actively working on developing and testing the product as well as funding the research and development. Heska classifies the amounts paid for research and development work within the North America segment research and development operating expenses. Expense is recognized ratably when incurred and in accordance with the development plan.

On January 3, 2023 (the "closing date"), the Company acquired 100% of the shares of LightDeck for approximately $37 million, of which $13.7 million was the reacquisition of the Company's previously held promissory notes discussed further below and in Note 17. The agreement also included a general indemnity holdback of approximately $2.6 million. The preliminary cash purchase price is subject to potential purchase price adjustments, and the holdback must be released within 18 months of the closing date. The preliminary allocation of the cash purchase price to the fair value of assets acquired and liabilities assumed has not yet been completed. It is not practicable to disclose the preliminary purchase price allocation for this acquisition given the short period of time between the acquisition date and the issuance of these consolidated financial statements.

The Company evaluated the investment in LightDeck as well as a First Promissory Note and Second Promissory Note, discussed in Note 17, to determine whether we met the requirement for consolidation prior to the acquisition within the Variable Interest Entity ("VIE") and Voting Interest Entity ("VOE") models. In accordance with both the VIE and VOE models, it was concluded that while the Company does have a variable interest in LightDeck, the Company does not assert control over LightDeck and therefore should not consolidate their financial results prior to closing a merger transaction.

5.   INCOME TAXES

The components of income before income taxes were as follows (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Domestic	$ (13,465)	$ 2,347	$ (9,441)
Foreign	(8,369)	(5,788)	(4,352)
	$ (21,834)	$ (3,441)	$ (13,793)

Temporary differences that give rise to the components of net deferred tax assets (liabilities) are as follows (in thousands):

	December 31,	
	2022	**2021**
Inventory	$ 6,995	$ 4,616
Accrued compensation	182	(70)
Stock options	3,882	3,581
Research and development tax credit	1,803	1,276
Research and development expense	6,387	3,291
Deferred revenue	1,411	1,390
Property and equipment	1,533	524
Net operating loss carryforwards	3,764	4,401
Foreign tax credit carryforward	—	64
Sales-type leases	1,800	2,494
Foreign intangible	(14,098)	(11,477)
Foreign net investment in leases	(2,474)	—
Allowance for bad debt	1,319	219
Interest expense limitation	807	—
Other	(598)	(759)
	12,713	9,550
Valuation allowance	(4,997)	(2,788)
Total net deferred tax assets	$ 7,716	$ 6,762

The components of the income tax (benefit) expense are as follows (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Current income tax expense (benefit) :			
Federal	$ 273	$ —	$ (24)
State	1,041	666	339
Foreign	(26)	225	1,465
Total current expense	$ 1,288	$ 891	$ 1,780
Deferred income tax (benefit) expense:			
Federal	$ (2,930)	$ (4,364)	$ 369
State	(1,223)	(813)	289
Foreign	(545)	713	(2,199)
Total deferred benefit	(4,698)	(4,464)	(1,541)
Total income tax (benefit) expense	$ (3,410)	$ (3,573)	$ 239

The Company's income tax (benefit) expense relating to income (loss) for the periods presented differs from the amounts that would result from applying the federal statutory rate to that income (loss) as follows:

	Year Ended December 31,		
	2022	**2021**	**2020**
Statutory federal tax rate	21 %	21 %	21 %
State income taxes, net of federal benefit	1 %	3 %	(4)%
Non-consolidated investment income	1 %	8 %	1 %
Foreign income inclusion	— %	— %	(12)%
Non-temporary stock option benefit	4 %	49 %	6 %
Other permanent differences	(1)%	— %	1 %
Foreign tax rate differences	3 %	10 %	2 %
Change in tax rate	— %	8 %	1 %
Change in valuation allowance	(11)%	88 %	(4)%
Other deferred differences	(1)%	(25)%	(2)%
Transaction costs	— %	(4)%	(6)%
Executive compensation limitation	(9)%	(65)%	(6)%
Research & development credit	6 %	(1)%	2 %
Equity investment	(1)%	(8)%	(4)%
Change in uncertain tax benefits	— %	11 %	3 %
Contingent consideration	2 %	10 %	— %
Other foreign income taxes due	— %	(2)%	— %
Other	1 %	1 %	(1)%
Effective income tax rate	16 %	104 %	(2)%

In 2022, we had total income tax benefit of $3.4 million, including $4.2 million in domestic deferred income tax benefit and $0.5 million in foreign deferred income tax benefit, and $1.3 million in current income tax expense. In 2021, we had total income tax benefit of $3.6 million, including approximately $5.2 million in domestic deferred income tax benefit and $0.7 million of foreign deferred income tax expense, and $0.9 million in current income tax expense. In 2020, we had total income tax expense of $0.2 million, including approximately $0.6 million in domestic deferred income tax expense and $2.2 million of foreign deferred income tax benefit, and approximately $1.8 million in current income tax expense. Income tax benefit decreased in 2022 from 2021 due to income tax expense related to change in valuation allowance offset by the additional tax benefit from financial reporting loss and research and development credits. Income tax expense decreased in 2021 from 2020 due to change in valuation allowance, stock option benefits, and executive compensation limitation.

Cash paid for income taxes for the years ended December 31, 2022, 2021 and 2020 was $2.7 million, $2.4 million and $993 thousand, respectively.

The Company is subject to income taxes in the U.S. federal jurisdiction, and various foreign, state and local jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. Although the U.S. and many states generally have statutes of limitations ranging from 3 to 5 years, those statutes could be extended due to the Company's net operating loss and tax credit carryforward positions in several of the Company's tax jurisdictions. In the U.S., the tax years 2019 - 2021 remain open to examination by the Internal Revenue Service.

As of December 31, 2022, the Company had a domestic research and development tax credit carryforward of approximately $1.8 million for federal tax purposes, which is offset by the uncertain tax position of $0.5 million, discussed below. All federal net operating loss carryforwards ("NOL") are expected to be utilized in 2022. Our foreign NOL of $13.1 million and foreign interest expense limitation carryforward of $0.8 million do not have an expiration date.

The Company considered multiple factors in assessing the need for an increase in the partial valuation allowance against the Company's deferred tax assets as of December 31, 2022. Due to future projected income and IRC §174 research and development capitalization requirements, the Company believes it will be able to utilize the remaining research and development tax credits before they expire. For foreign purposes, the Company believes due to projected losses and historical three year cumulative losses in Germany, France, Italy and Spain, all statutory deferred tax assets will not be utilized and therefore increased the valuation allowance against all statutory deferred balances. As a result, the Company recorded an additional $2.2 million tax effected increase to the current partial valuation allowance against the Company's statutory foreign assets for the year ended December 31, 2022. As of December 31, 2022, the Company had a deferred tax asset of approximately $6.4 million from net operating losses, interest expense limitation carryforward, and tax credits and a net partial valuation allowance of approximately $5.0 million recorded against these deferred tax assets. The Company will continue to closely monitor the need for an additional valuation allowance against its deferred tax assets in each subsequent reporting period, which can be impacted by actual operating results compared to the Company's forecast.

ASC Topic 740 prescribes the accounting for uncertainty in income taxes recognized in the financial statements in accordance with the other provisions contained within this guidance. This topic prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by the taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely or being realized upon ultimate audit settlement. In the normal course of business, the Company's tax returns are subject to examination by various taxing authorities. Such examination may result in future tax and interest assessments by these taxing authorities for uncertain tax positions taken in respect to certain matters.

The following provides a reconciliation of unrecognized tax benefits (in thousands):

	Year Ended December 31,	
	2022	**2021**
Balance at beginning of period	$ (893)	$ (808)
Additions based on prior year tax positions	(378)	(508)
Additions based on current year tax position	(104)	—
Reductions from lapse in statues of limitation	436	404
Currency translation adjustment	47	19
Other adjustment	28	—
Balance at the end of period	$ (864)	$ (893)

The total amount of unrecognized tax benefits as of December 31, 2022 was approximately $0.9 million, which may impact the effective tax rate if recognized. Historically, these unrecognized tax benefits were recognized as part of the acquisition of scil animal care company GmbH ("scil") in 2020 and BiEssA A-Laboratorio die Analisi Veterinarie S.r.l ("BSA") in 2021. Per the tax indemnification included in the purchase agreements of scil and BSA, the sellers have indemnified the Company for these other liabilities, which would reduce the economic impact to the Company if these positions were settled with tax authorities. In 2022, the Company increased unrecognized tax benefits of $0.5 million related to the 2019 - 2022 domestic research and development tax credits. These credits often receive challenge and include controversy in the Internal Revenue Service's interpretation of both facts and law that may differ from that of the Company. It is expected that the amount of unrecognized tax benefits will change in the next 12 months; however, the Company does not expect the change to have a material impact on the combined financial statements. The Company recognizes interest and penalties related to uncertain tax positions in income tax (benefit)/expense. Interest and penalties accrued as of December 31, 2022 are $28 thousand.

As of December 31, 2022, the Company had accumulated undistributed earnings generated by foreign subsidiaries of approximately $4.1 million, which would be subject to U.S. taxes and foreign withholding taxes of approximately $0.2 million if repatriated. If the Company decides to repatriate these foreign earnings, it would need to adjust its income tax provision in the period it determined that the earnings would no longer be indefinitely invested outside the United States.

6.   **LEASES**

Lessee Accounting

The Company leases buildings, office equipment, and vehicles. The following table summarizes the Company's operating and finance lease balances (in thousands):

Leases	Balance Sheet Location	December 31, 2022	December 31, 2021
Assets			
Operating	Operating lease right-of-use assets	$ 6,897	$ 5,198
Finance	Property and equipment, net	1,471	1,650
Total Leased Assets		$ 8,368	$ 6,848
Liabilities			
Operating	Operating lease liabilities, current	$ 2,944	$ 2,227
	Operating lease liabilities, non-current	4,528	3,509
Finance	Deferred revenue, current, and other	127	200
	Other liabilities	307	331
Total Lease Liabilities		$ 7,906	$ 6,267

For the year ended December 31, 2022, operating lease expense was approximately $3.2 million, including immaterial variable lease costs. For the year ended December 31, 2021, operating lease expense was approximately $3.1 million, including immaterial variable lease costs. For the year ended December 31, 2020, operating lease expense was approximately $2.8 million, including immaterial variable lease costs.

Finance lease amortization expense was $0.2 million, $0.4 million, and $0.3 million for the years ended December 31, 2022, 2021 and 2020, respectively. Finance lease interest expense was $15 thousand, $12 thousand, and $10 thousand for the years ended December 31, 2022, 2021 and 2020, respectively.

Supplemental cash flow information related to the Company's operating and finance leases for the years ended December 31, 2022, 2021, and 2020 respectively, was as follows (in thousands):

| | | **Year Ended** | | | | |
| | | **December 31,** | | | | |
		2022		**2021**		**2020**
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash outflows - operating leases	$	2,984	$	2,315	$	2,213
Operating cash outflows - finance leases	$	15	$	12	$	10
Financing cash outflows - finance leases	$	199	$	290	$	250
ROU assets obtained in exchange for new lease obligations:						
Operating leases	$	1,781	$	1,028	$	788
Finance leases	$	122	$	310	$	159

The following table presents the weighted average remaining lease term and weighted average discount rate related to the Company's leases:

| | **December 31,** | |
	2022	**2021**
Weighted average remaining lease term:		
Operating	4.8 years	3.0 years
Finance	3.2 years	3.5 years
Weighted average discount rate:		
Operating	3.7 %	4.2 %
Finance	3.5 %	3.0 %

The following table presents the maturity of the Company's lease liabilities as of December 31, 2022 (in thousands):

Year Ending December 31,		**Operating Leases**		**Finance Leases**
2023	$	3,255	$	168
2024		1,212		134
2025		898		102
2026		653		50
2027		461		5
Thereafter		1,405		—
Total lease payments		7,884		459
Less: imputed interest		412		25
Total lease liabilities	$	7,472	$	434

Lessor Accounting

The Company enters into sales-type leases as part of our subscription agreements. The following table presents the maturity of the Company's lease receivables as of December 31, 2022 (in thousands):

Year Ending December 31,	Sales-Type Leases
2023	$ 7,674
2024	7,451
2025	6,636
2026	5,888
2027	4,335
Thereafter	2,948
Total lease receivables	$ 34,932

The following table summarizes the profit recognized on the commencement date for sales-type leases and lease income for equipment-only operating leases (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Sales-type lease revenue	$ 16,273	$ 12,243	$ 5,617
Sales-type lease cost of revenue	13,553	9,925	3,951
Profit recognized at commencement for sales-type leases	$ 2,720	$ 2,318	$ 1,666
Operating lease income	$ 1,669	$ 2,110	$ 1,012

7.   **EARNINGS PER SHARE**

Basic earnings per share ("EPS") is computed by dividing net loss attributable to the Company by the weighted-average number of common shares outstanding during the period. The computation of diluted EPS is similar to the computation of basic EPS except that the numerator is increased to exclude charges that would not have been incurred, and the denominator is increased to include the number of additional common shares that would have been outstanding (using the if-converted and treasury stock methods), if securities containing potentially dilutive common shares (stock options and restricted stock awards but excluding options to purchase fractional shares resulting from the Company's December 2010 1-for-10 reverse stock split) had been converted to common shares, and if such assumed conversion is dilutive.

The following is a reconciliation of the weighted-average shares outstanding used in the calculation of basic and diluted earnings per share ("EPS") for the years ended December 31, 2022, 2021 and 2020 (in thousands, except per share data):

	Years ended December 31,		
	2022	**2021**	**2020**
Net loss attributable to Heska Corporation	$ (19,889)	$ (1,148)	$ (14,399)
Basic weighted-average common shares outstanding	10,343	10,015	8,653
Assumed exercise of dilutive stock options and restricted shares	—	—	—
Diluted weighted-average common shares outstanding	10,343	10,015	8,653
Basic loss per share attributable to Heska Corporation	$ (1.92)	$ (0.11)	$ (1.66)
Diluted loss per share attributable to Heska Corporation	$ (1.92)	$ (0.11)	$ (1.66)

The following potentially outstanding common shares from convertible preferred stock, convertible senior notes, stock options and restricted stock awards were excluded from the computation of diluted EPS because the effect would have been antidilutive (in thousands):

	Years ended December 31,		
	2022	**2021**	**2020**
Convertible preferred stock	—	—	458
Convertible senior notes	996	996	118
Stock options and restricted shares	278	404	328
	1,274	1,400	904

As more fully described in Note 16, the Notes are convertible under certain circumstances, as defined in the indenture, into a combination of cash and shares of the Company's common stock. As discussed in Note 1, the Company early adopted ASU 2020-06, effective January 1, 2021, which amends certain guidance on the computation of EPS for convertible instruments. Prior to the adoption of ASU 2020-06, the Company used the treasury stock method when calculating the potential dilutive effect of the conversion feature of the Notes on earnings per share, if any. Under ASU 2020-06, the treasury stock method is no longer available, and entities must apply the if-converted method for convertible instruments and the effect of potential share settlement must be included in the diluted earnings per share calculation when an instrument may be settled in cash or shares. To determine the dilutive effect to earnings per share using the if-converted method, interest expense on the outstanding Notes is added back to the diluted earnings per share numerator and all of the potentially dilutive shares are included in the diluted earnings per share denominator. For year ended December 31, 2022, all of the potentially issuable shares with respect to the Notes were excluded from the calculation of diluted net earnings per share because the effect was anti-dilutive. The Company has elected to apply the modified retrospective method of adoption and will not restate EPS for the prior period.

As discussed in Note 12, the Company issued and sold an aggregate of 122,000 shares of its Preferred Stock to certain investors in a private placement offering. The shares were converted into 1,508,964 shares of Public Common Stock, effective on April 21, 2020. The potential dilutive effect of the convertible preferred stock was calculated using the if-converted method for the period the preferred shares were outstanding. For the year ended December 31, 2020, these shares were excluded from the computation of diluted EPS because the effect would have been antidilutive.

8.   GOODWILL AND OTHER INTANGIBLES

The following summarizes the changes in goodwill during the years ended December 31, 2022 and 2021 (in thousands):

	North America	International	Total
Carrying amount, December 31, 2020	$ 35,414	$ 52,862	$ 88,276
Goodwill attributable to acquisitions	30,039	4,562	34,601
Foreign currency adjustments	82	(4,133)	(4,051)
Carrying amount, December 31, 2021	$ 65,535	$ 53,291	$ 118,826
Goodwill attributable to acquisitions	—	21,986	21,986
Measurement period adjustment to prior year acquisition	(17)	—	(17)
Foreign currency adjustments	(606)	(4,271)	(4,877)
Carrying amount, December 31, 2022	$ 64,912	$ 71,006	$ 135,918

Other intangibles assets, net consisted of the following as of December 31, 2022 and 2021 (in thousands):

	2022			2021		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets subject to amortization:						
Customer relationships and other	$ 56,900	$ (16,002)	$ 40,898	$ 47,629	$ (11,145)	$ 36,484
Developed technology	19,143	(6,462)	12,681	15,633	(3,218)	12,415
Trade names	1,818	(319)	1,499	223	(166)	57
Intangible assets not subject to amortization:						
Trade names	7,315	—	7,315	7,749	—	7,749
Total intangible assets	$ 85,176	$ (22,783)	$ 62,393	$ 71,234	$ (14,529)	$ 56,705

Amortization expense relating to other intangibles is as follows (in thousands):

	Years Ended December 31,		
	2022	2021	2020
Amortization expense	$ 8,559	$ 6,291	$ 5,196

During the twelve months ended December 31, 2022, the Company impaired customer relationship and trade name intangible assets as a result of entity rationalization due to acquisition activity. Impairment expense of $0.2 million was recorded to Sales and marketing within operating expenses.

The remaining weighted-average amortization period for intangible assets is approximately 7.6 years.

Estimated amortization expense related to intangibles for each of the five years from 2023 through 2027 and thereafter is as follows (in thousands):

Year Ending December 31,		
2023	$	8,470
2024		7,870
2025		7,826
2026		7,432
2027		6,505
Thereafter		16,975
Total amortization related to finite-lived intangible assets		55,078
Indefinite-lived intangible assets		7,315
Net intangible assets	$	62,393

9.   PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following (in thousands):

	December 31,			
	2022		**2021**	
Land	$	2,182	$	2,959
Building		11,558		11,288
Machinery and equipment		39,141		39,851
Office furniture and equipment		1,951		1,732
Computer hardware and software		5,923		5,285
Leasehold and building improvements		10,854		10,796
Construction in progress		283		286
Property and equipment, gross		71,892		72,197
Less accumulated depreciation		(39,721)		(38,784)
Total property and equipment, net	$	32,171	$	33,413

The Company has subscription agreements whereby its instruments in inventory may be placed at a customer's location on a rental basis. For instruments classified as operating leases, the cost of these instruments is transferred to machinery and equipment and depreciated, typically over a 5 to 7 year period depending on the circumstance under which the instrument is placed with the customer. Our cost of instruments under operating leases as of December 31, 2022 and 2021 was $15.7 million and $15.1 million, respectively, before accumulated depreciation of $6.5 million and $5.8 million, respectively.

Depreciation expense for property and equipment was $4.7 million, $6.4 million and $6.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.

10. INVENTORIES

Inventories consisted of the following (in thousands):

	December 31,	
	2022	2021
Raw materials	$ 20,978	$ 16,094
Work in process	4,102	3,656
Finished goods	34,970	29,611
Total inventories	$ 60,050	$ 49,361

Inventories are measured on a first-in, first-out basis and stated at lower of cost or net realizable value.

11. ACCRUED LIABILITIES

Accrued liabilities consisted of the following (in thousands):

	December 31,	
	2022	2021
Accrued payroll and employee benefits	$ 7,908	$ 9,392
Accrued property taxes	670	656
Accrued purchase orders	203	552
Accrued taxes	2,123	3,574
Other	4,245	5,250
Total accrued liabilities	$ 15,149	$ 19,424

Other accrued liabilities consist of items that are individually less than 5% of total current liabilities.

12. CAPITAL STOCK

Stock Plans

The Company has stock incentive plans which authorize granting of stock options, restricted stock awards, restricted stock units, and stock purchase rights to our employees, officers, directors and consultants. In 1997, the board of directors adopted the 1997 Stock Incentive Plan (the "1997 Plan"), which was later amended in December 2018 to be renamed the "Stock Incentive Plan." In May 2012, stockholders approved an amendment allowing for an increase of 250,000 shares and an annual increase through 2016 based on the number of non-employee directors serving as of our Annual Meeting of Stockholders, subject to a maximum of 45,000 shares per year. The plan was further amended in May 2016, May 2018, and April 2020 to increase the number of shares authorized for issuance by 500,000, 250,000, and 300,000 shares, respectively. In May 2003, the stockholders approved a new plan, the 2003 Equity Incentive Plan (the "2003 Plan"), which allows for the granting of stock options/restricted stock for up to 239,050 shares of the Company's common stock. In May 2021, stockholders approved the Heska Corporation Equity Incentive Plan (the "Stock Plan") that replaced the Stock Incentive Plan and the 2003 Plan and includes a reserve for an additional 250,000 shares of common stock along with any shares that remained available for grant under the prior plans. The total number of shares reserved for issuance as of December 31, 2022 was 132,024.

Stock Options

The stock options granted by the Board of Directors may be either incentive stock options ("ISOs") or non-qualified stock options ("NQs") and may include time-based vesting terms and/or be tied to Company and market-related performance metrics. The exercise price for options under all of the plans may be no less than 100% of the fair value of the underlying common stock. Options granted will expire no later than the tenth anniversary subsequent to the date of grant or three months following termination of employment, except in cases of death or disability, in which case the options will remain exercisable for up to twelve months. Under the terms of the Stock Incentive Plan, in the event we are sold or merged, outstanding options will either be assumed by the surviving corporation or vest immediately.

We use the Black-Scholes option-pricing model to estimate the fair value of time-vested and performance stock options granted, which includes four key inputs: expected term, expected volatility, risk-free interest rate and expected dividends. Our expected term is estimated based on historical exercise patterns. Our expected volatility input was estimated based on our historical stock price volatility. Our risk-free interest rate input was determined based on the U.S. Treasury yield curve at the time of option issuance. Our expected dividends inputs were zero in all periods as we did not anticipate paying dividends in the foreseeable future. For options tied to market performance, the fair value used in our expense recognition method is measured based on the number of shares granted, and a Monte Carlo simulation model, which incorporates the probability of the achievement of the market-related performance goals as part of the grant date fair value. We recognize forfeitures as they occur. No stock options were granted during 2022.

Time Vesting Stock Options

The fair value of each time vesting option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2021	**2020**
Risk-free interest rate	0.98%	3.64%
Expected lives	5.6 years	5.3 years
Expected volatility	47%	46%
Expected dividend yield	0%	0%

A summary of our time vesting stock option activity is as follows:

	Year Ended December 31,	
	2022	
	Options	**Weighted Average Exercise Price**
Outstanding at beginning of period	420,202	$ 64.06
Granted at market	—	$ —
Forfeited	(7,416)	$ 122.56
Expired	(291)	$ 150.29
Exercised	(72,457)	$ 25.87
Outstanding at end of period	340,038	$ 70.84
Exercisable at end of period	322,662	$ 66.18

The total estimated fair value of time vesting stock options granted was computed to be approximately $1.6 million and $2.4 million during the years ended December 31, 2021 and 2020, respectively. The amounts are amortized ratably over the requisite service periods of the options. The weighted average estimated fair value per option of options granted was computed to be approximately $82.77 and $28.66 during the years ended December 31, 2021 and 2020, respectively. The total intrinsic value of options exercised was $7.2 million, $9.9 million and $5.0 million during the years ended December 31, 2022, 2021 and 2020, respectively. The cash proceeds from options exercised were $2.2 million, $3.3 million and $3.4 million during the years ended December 31, 2022, 2021 and 2020, respectively.

The following table summarizes information about time vesting stock options outstanding and exercisable at December 31, 2022.

	Options Outstanding			Options Exercisable		
Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price
$7.36 - $21.09	36,148	1.41	$ 12.49	36,148	1.41	$ 12.49
$21.10 - $69.76	89,717	6.11	$ 54.97	89,717	6.11	$ 54.97
$69.77 - $71.83	80,851	5.33	$ 69.81	80,851	5.33	$ 69.81
$71.84 - $95.65	86,131	5.80	$ 79.59	86,131	5.80	$ 79.59
$95.66 - $188.62	47,191	7.05	$ 131.51	29,815	6.46	$ 116.40
$7.36 - $188.62	340,038	5.48	$ 70.84	322,662	5.34	$ 66.18

As of December 31, 2022, there was approximately $0.8 million of total unrecognized compensation cost related to outstanding time vesting stock options. That cost is expected to be recognized over a weighted-average period of 1.1 years with all cost to be recognized by the end of May 2024, assuming all options vest according to the vesting schedules in place at December 31, 2022. As of December 31, 2022, the aggregate intrinsic value of outstanding options was approximately $2.4 million and the aggregate intrinsic value of exercisable options was approximately $2.4 million.

Performance Stock Options

Our performance-based stock options are tied to either market-related vesting conditions or Company performance metrics, including future product launches, future sales targets, operating performance, and EBITDA.

A summary of our performance-based stock option activity is as follows:

	Year Ended December 31,	
	2022	
	Options	**Weighted Average Exercise Price**
Outstanding at beginning of period	254,800	$ 79.71
Granted at market	—	$ —
Forfeited	(5,000)	$ 60.94
Exercised	(5,000)	$ 60.94
Outstanding at end of period	244,800	$ 80.48
Exercisable at end of period	93,750	$ 60.94

The total estimated fair value of performance-based stock options granted was computed to be approximately $2.6 million and $6.0 million during the years ended December 31, 2021 and 2020, respectively. The weighted-average estimated fair value per option of options granted was computed to be approximately $75.62 and $25.04 during the years ended December 31, 2021 and 2020, respectively. As of December 31, 2022, the aggregate intrinsic value of outstanding options was approximately $0.3 million and the aggregate intrinsic value of exercisable options was approximately $0.1 million. As of December 31, 2022, there was approximately $0.4 million of total unrecognized compensation cost related to outstanding performance-based stock options that is expected to be recognized over a weighted-average period of 0.7 years.

	Options Outstanding			**Options Exercisable**		
Exercise Prices	**Number of Options Outstanding at December 31, 2022**	**Weighted Average Remaining Contractual Life in Years**	**Weighted Average Outstanding Price**	**Number of Options Exercisable at December 31, 2022**	**Weighted Average Remaining Contractual Life in Years**	**Weighted Average Exercise Price**
$60.94	210,000	7.29	$ 60.94	93,750	7.29	$ 60.94
$198.40	34,800	3.44	$ 198.40	—	—	$ —
$60.94 - $198.40	244,800	6.75	$ 80.48	93,750	7.29	$ 60.94

As of December 31, 2022, we reviewed each of the underlying corporate performance targets and determined that approximately 75,000 shares were related to corporate performance targets of which we did not deem achievement probable. The unrecognized compensation cost associated with the performance options not deemed probable, based on grant date fair value, is approximately $1.9 million. Any change in the probability determination could accelerate the recognition of this expense.

Restricted Stock Awards and Units

We have granted unvested restricted stock awards and restricted stock units (collectively, "restricted stock") to management and directors pursuant to the Stock Incentive Plan. The restricted stock awards and units have varying vesting periods, but generally become fully vested between one and seven years after the grant date, depending on the specific award, performance targets met for performance based awards granted to management, and vesting period for time based awards. Management performance based awards are granted at the target amount of shares that may be earned and are tied to future sales targets, product development, profitability measures such as gross margin and operating profit, and/or non-GAAP measures such as EBITDA and adjusted EBITDA margin. We value the restricted stock awards and units related to service and/or company performance targets based on grant date fair value and expense over the period when achievement of those conditions is deemed probable. For restricted stock awards related to market conditions, we utilize a Monte Carlo simulation model to estimate grant date fair value and expense over the requisite period. We recognize forfeitures as they occur.

The following table summarizes restricted stock transactions for the year ended December 31, 2022:

	Restricted Stock Awards		Restricted Stock Units	
	Restricted Stock	Weighted-Average Grant Date Fair Value Per Award	Restricted Stock	Weighted-Average Grant Date Fair Value Per Award
Non-vested as of December 31, 2021	493,513	$ 141.98	6,000	$ 172.11
Granted	78,236	$ 115.91	26,173	$ 100.97
Vested	(114,991)	$ 90.57	—	$ —
Forfeited	(14,239)	$ 91.17	(243)	$ 127.09
Non-vested as of December 31, 2022	442,519	$ 152.36	31,930	$ 114.14

The weighted average grant date fair value per share of awards granted during the year was $115.91, $207.24, and $87.29 for the years ended December 31, 2022, 2021 and 2020, respectively. Fair value of restricted stock vested was $15.8 million, $5.6 million, and $5.0 million for the years ended December 31, 2022, 2021 and 2020, respectively.

As of December 31, 2022, there was approximately $16.1 million and $2.1 million of total unrecognized compensation cost related to restricted stock awards and restricted stock units, respectively, with probable Company performance targets, as well as market and time vesting conditions. The Company expects to recognize this expense over a weighted average period of 1.7 years for restricted stock awards and 2.0 years for restricted stock units. As of December 31, 2022, we reviewed each of the underlying corporate performance targets and determined that approximately 222,000 shares of common stock for restricted stock awards and approximately 3,000 shares of common stock for restricted stock units were related to corporate performance targets of which we did not deem achievement probable. The unrecognized compensation cost associated with the restricted stock awards and restricted stock units not deemed probable, based on grant date fair value, is approximately $33.5 million and $0.6 million, respectively. Any change in the probability determination could accelerate the recognition of this expense.

Employee Stock Purchase Plan

Under the 2020 Employee Stock Purchase Plan (the "ESPP"), we are authorized to issue up to 200,000 shares of common stock to our employees, of which 21,484 had been issued as of December 31, 2022. The ESPP provides for the issuance of shares of our common stock to participating employees. At the end of each designated offering period, which occurs every six months on June 30 and December 31, employees can elect to purchase shares of our common stock with contributions of up to 10% of their base pay, accumulated via payroll deductions, at an amount equal to 85% of the lower of our stock price on (i) the first trading day of the offering period, or (ii) the last trading day of the offering period.

We issued 12,188, 5,437 and 3,859 shares under the ESPP for the years ended December 31, 2022, 2021 and 2020, respectively. In the year ended December 31, 2020, we also issued 6,210 shares under a previous ESPP. The weighted-average fair value of the purchase rights granted was $14.43, $29.56 and $16.19 per share for the years ended December 31, 2022, 2021 and 2020, respectively.

Series X Convertible Preferred Stock

On March 30, 2020, the Company completed a private placement offering in which the Company issued and sold an aggregate of 122,000 shares of its Series X Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock"). The shares of Preferred Stock issued and sold were priced at $1,000 per share (the "Stated Value"), resulting in gross proceeds of $122.0 million, less issuance costs of $0.2 million. The Company used approximately $111.0 million of the proceeds from the offering to fund the April 1, 2020 acquisition of scil and plans to use the remaining proceeds for working capital and general corporate purposes.

The offering was made pursuant to the Securities Purchase Agreement (the "Securities Purchase Agreement"), dated as of January 12, 2020, by and among the Company and certain investors, and subsequent amendment (the "Securities Purchase Agreement Amendment") to the Securities Purchase Agreement, entered into by the Company and each investor on March 30, 2020 (the Securities Purchase Agreement as amended by the Securities Purchase Agreement Amendment, the "Amended Securities Purchase Agreement").

The shares of Preferred Stock were convertible into shares of the Company's Common Stock at an initial ratio of approximately 12.4 shares of Common Stock for each share of Preferred Stock (equivalent to a conversion price of approximately $80.85 per share of common stock), at the option of the holders of the Preferred Stock or the Company, subject to the Company possessing sufficient unissued and otherwise unreserved shares of Common Stock under the Company's Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"). On April 14, 2020, the Company gave notice of its exercise of its right to convert the 122,000 shares of Preferred Stock into 1,508,964 shares of Public Common Stock (the "Conversion Shares") and the conversion was effective on April 21, 2020. The conversion resulted in dilution of less than 20% of total shares of the Company's Public Common Stock currently issued and outstanding. A registration statement on Form S-3 (File No. 333-238005) registering the Conversion Shares for resale was filed by us with the SEC on May 5, 2020.

2021 Equity Offering

On March 5, 2021, the Company completed a public offering of 940,860 shares of common stock, $0.01 par value per share, at a public offering price of $186.00 per share. The Company received net proceeds of approximately $164.2 million after deducting underwriting discounts and commissions and issuance costs. The Company granted the underwriters an option to purchase up to an additional 141,129 shares of common stock from the Company at the offering price of $186.00 per share (less the underwriting discounts and commissions), within 30 days of the Prospectus Supplement dated March 2, 2021. The Company evaluated the accounting treatment of the option under ASC 815-40, *Derivatives and Hedging - Contracts on an Entity's Own Equity*, and determined that it met the criteria for equity treatment thereunder. The underwriters' option was not exercised and expired on April 1, 2021. The Company is using the net proceeds of the offering for general corporate purposes, including working capital, further development and potential commercialization of current and future product initiatives, collaborations, and capital expenditures. The Company may also use a portion of the net proceeds of this offering to fund possible investments in or acquisitions of complementary businesses, products or technologies, or to repay indebtedness. See the Consolidated Statements of Cash Flows for further details regarding investing activities completed thus far.

13. ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income (loss) consisted of the following (in thousands):

	Pension Adjustments	Foreign Currency Translation[1]	Foreign Currency Gain on Intra-Entity Transactions[2]	Total Accumulated Other Comprehensive Income
Balances at December 31, 2020	$ (386)	$ 5,872	$ 8,683	$ 14,169
Other comprehensive income (loss)	107	(3,898)	(5,341)	(9,132)
Balances at December 31, 2021	(279)	1,974	3,342	5,037
Other comprehensive income (loss)	99	(6,874)	(4,768)	(11,543)
Balances at December 31, 2022	$ (180)	$ (4,900)	$ (1,426)	$ (6,506)

[1] Foreign currency gains and losses related to translation of foreign subsidiary financial statements.
[2] The Company has intercompany loans of a long-term investment nature that are denominated in a foreign currency. These transactions are considered to be of a long-term nature if settlement is not planned or anticipated in the foreseeable future.

14. COMMITMENTS AND CONTINGENCIES

Warranties

The Company's current terms and conditions of sale include a limited warranty that its products and services will conform to published specifications at the time of shipment and a more extensive warranty related to certain products. The Company also sells a renewal warranty for certain of its products. The typical remedy for breach of warranty is to correct or replace any defective product. Historically, the Company has incurred minimal warranty costs. The Company's warranty reserve was $0.3 million and $0.5 million as of December 31, 2022 and 2021.

Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of its operations. The Company records accruals for outstanding legal matters when it believes it is probable that a loss will be incurred, and the amount can be reasonably estimated.

On February 18, 2020, a former managing director of scil filed a claim disputing the effective date of the termination of his management service agreement and the validity of the Company´s waiver of his two-year post-contractual non-compete obligation. The Company defended itself from the claim but ultimately reached a settlement agreement and paid $0.8 million to the defendant on April 28, 2022. The Company is indemnified by the scil acquisition agreement for this claim.

At December 31, 2022, the Company was not a party to any other legal proceedings that were expected, individually or in the aggregate, to have a material adverse effect on our business, financial condition or operating results.

Global Supply and Licensing Agreement

On March 28, 2022, the Company entered into a global supply and licensing agreement with VolitionRx Limited ("Volition") to adapt and commercialize the Nu.Q® Vet Cancer Screening Test at the POC for canines and felines on Heska's technology. On March 30, 2022, the Company made an upfront milestone payment of $10 million to Volition in exchange for exclusive rights to develop the Nu.Q® Vet Cancer Screening Test for the POC and non-exclusive rights for central reference lab testing. The $10 million payment was expensed to Research and development on the Consolidated Statements of Loss for the year ended December 31, 2022. The Company is obligated to pay an additional $13 million on or before December 31, 2024, if certain milestones are met, or to obtain an extended timeline to meet those milestones. If those milestones are not met by the agreed upon extension, the agreement may be terminated. However, if the $13 million milestones are met, the agreement will have a total term of 22 years for exclusivity in POC testing. If the first milestones are met and the agreement does not terminate, there will be another $5 million payment due upon the achievement of an additional milestone within the remaining term of the agreement. These potential future milestone payments have not yet been accrued, as the Company has not deemed them probable at this time.

Off-Balance Sheet Commitments

We have no off-balance sheet arrangements. Refer to Note 4 for discussion of our variable interest entity.

Purchase Obligations

The Company has contractual obligations with suppliers for unconditional annual minimum inventory purchases through 2026 in the aggregate amount of $55.3 million as of December 31, 2022.

15. INTEREST AND OTHER EXPENSE, NET

Interest and other expense, net, consisted of the following (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Interest income	$ (3,578)	$ (1,797)	$ (607)
Interest expense	4,191	4,201	6,374
Other expense (income), net	923	44	(166)
Interest and other expense, net	$ 1,536	$ 2,448	$ 5,601

Cash paid for interest was $4.3 million, $3.3 million and $3.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.

16. CONVERTIBLE NOTES

Convertible Notes

On September 17, 2019, the Company issued $86.25 million aggregate principal amount of 3.750% Convertible Senior Notes due 2026 (the "Notes"), which included the exercise in full of an $11.25 million purchase option, to certain financial institutions as the initial purchasers of the Notes (the "Initial Purchasers"). The Notes are senior unsecured obligations of the Company. The Notes were issued pursuant to an Indenture, dated September 17, 2019 (the "Indenture"), between the Company and U.S. Bank National Association, as trustee.

The net proceeds from the sale of the Notes were approximately $83.7 million after deducting the initial purchasers' discounts and the offering expenses payable by the Company. The Company used approximately $12.8 million of the net proceeds from the Notes to repay all outstanding indebtedness on its existing Credit Facility with JPMorgan Chase Bank, N.A., and an additional $2.0 million to fully fund a cash collateralized, letter of credit facility under a new Credit Facility. The Company subsequently terminated the Credit Facility with JPMorgan Chase Bank, N.A. on December 31, 2019. The Company expects to use the remainder of the net proceeds from the sale of the Notes to fund our intended expansion efforts, including through acquisitions of complementary businesses or technologies or other strategic transactions, and for working capital and other general corporate purposes.

The Notes are senior unsecured obligations of the Company and will rank senior in right of payment to any of our indebtedness that is expressly subordinated in right of payment to the Notes; equal in right of payment to any of our unsecured indebtedness that is not so subordinated; effectively junior in right of payment to any of our secured indebtedness to the extent of the value of assets securing such indebtedness; and structurally junior to all indebtedness and other liabilities (including trade payables) of our subsidiaries.

The Company pays interest on the Notes semiannually in arrears at a rate of 3.750% per annum on March 15 and September 15 of each year. The Notes are convertible based upon an initial conversion rate of 11.5434 shares of the Company's common stock per $1,000 principal amount of Notes (equivalent to a conversion price of approximately $86.63 per share of common stock). The Notes would convert in full into 995,618 shares of common stock based on the initial conversion rate. The conversion rate will be subject to standard anti-dilution adjustments upon the occurrence of certain events but will not be adjusted for accrued and unpaid interest. The interest rate on the Notes may be increased by up to 0.50% upon the occurrence of certain events of default or non-timely filings until such matter has been cured.

The Indenture includes customary covenants, but no financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities, and sets forth certain events of default and certain types of bankruptcy or insolvency events of default involving the Company after which the Notes become automatically due and payable. The Company can settle any conversions of the Notes in cash, shares of the Company's common stock or a combination thereof, with the form of consideration determined at the Company's election. The Company intends to settle the principal value of the Notes in cash and issue shares of the Company's common stock to settle the intrinsic value of the conversion feature. There can be no guarantee, however, that any settlement will be affected by the Company as currently intended, and the timing and other factors of any settlement, many of which may be outside the Company's control, could impact the actual amounts to be settled in either cash or common stock.

The Notes will mature on September 15, 2026, unless earlier repurchased, redeemed or converted. Prior to March 15, 2026, holders may convert all or a portion of their Notes only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on December 31, 2019 (and only during such calendar quarter), if the last reported sale price of the Company's common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the 5 business day period after any 5 consecutive trading day period (the "Notes measurement period") in which the trading price per $1,000 principal amount of Notes for each trading day of the Notes measurement period was less than 98% of the product of the last reported sale price of the Company's common stock and the conversion rate on each such trading day; (3) with respect to any Notes called for redemption by the Company, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date; or (4) upon the occurrence of specified corporate events. On and after March 15, 2026 until the close of business on the scheduled trading day immediately preceding the maturity date, holders may convert their

Notes at any time, regardless of the foregoing circumstances. Holders of Notes who convert their Notes in connection with a notice of a redemption or a make-whole fundamental change (each as defined in the Indenture) may be entitled to a premium in the form of an increase in the conversion rate of the Notes.

The Company may not redeem the Notes prior to September 20, 2023. On or after September 20, 2023, the Company may redeem for cash all or part of the Notes if the last reported sale price of the Company's common stock equals or exceeds 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of the redemption. The redemption price will be 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any. No sinking fund is provided for the Notes.

Upon the occurrence of a fundamental change (as defined in the Indenture), holders may require the Company to repurchase all or a portion of their Notes for cash at a price equal to 100% of the principal amount of the Notes to be repurchased plus any accrued but unpaid interest to, but excluding, the fundamental change repurchase date.

In accounting for the issuance of the Notes prior to the adoption of ASU 2020-06, the Company initially separated the Notes into liability and equity components. The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated convertible feature. The carrying amount of the equity component, representing the conversion option, which does not meet the criteria for separate accounting as a derivative as it is indexed to the Company's own stock, was determined by deducting the fair value of the liability component from the par value of the Notes. The difference between the principal amount of the Notes and the liability component represented the debt discount, which was recorded as a direct deduction from the related debt liability in the Consolidated Balance Sheet and amortized to interest expense using the effective interest method over the term of the Notes. The effective interest rate of the Notes was 15.3% per annum prior to adopting ASU 2020-06. The equity component of the Notes was approximately $39.5 million, net of allocated issuance costs of $1.5 million. The Company allocated transaction costs related to the Notes using the same proportions as the proceeds from the Notes. Transaction costs attributable to the liability component were recorded as a direct deduction from the related debt liability in the Consolidated Balance Sheet and amortized to interest expense over the term of the Notes, and transaction costs attributable to the equity component were netted with the equity component in shareholders' equity.

In addition, the Company determined that the additional interest that could be due to the holders of the Notes upon an event of default or non-timely filing represented an embedded derivative feature that should be bifurcated from the Notes. The Company concluded that the fair value of this embedded derivative feature was de minimis upon the issuance of the Notes and at December 31, 2022.

The Company early adopted ASU 2020-06, effective January 1, 2021, which simplifies the accounting for certain convertible instruments. Under the new standard, qualifying convertible debt is accounted for as a single liability measured at its amortized cost, as long as no other features require bifurcation and recognition as derivatives. As a result of ASU 2020-06, the Company's cash interest expense is not impacted, however, the Company's non-cash interest accretion is limited to the amortization of debt issuance costs under ASC 835-30. The new effective interest rate of the Notes post-adoption is 4.35%. The Company also reversed the conversion feature amount recorded in APIC and reversed the difference in non-cash interest expense via retained earnings.

During the years ended December 31, 2022 and 2021, no portion of the Notes was converted and the liability was classified as long-term debt on the Company's Consolidated Balance Sheet as of December 31, 2022.

The following table summarizes the net carrying amount of the Notes as of December 31, 2022 (in thousands):

	December 31, 2022	December 31, 2021
Principal amount of the Notes	$ 86,250	$ 86,250
Unamortized debt discount	(1,783)	(2,216)
Net carrying amount	$ 84,467	$ 84,034

Interest expense related to the Notes is comprised of the amortization of debt discount and debt issuance costs and the contractual coupon interest as follows (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Interest expense related to contractual coupon interest[2]	$ 3,234	$ 3,755	$ 3,234
Interest expense related to amortization of debt discount[1]	434	415	3,111
Total interest expense	$ 3,668	$ 4,170	$ 6,345

[1] Immaterial out of period error correction of non-cash interest identified and recorded during the fourth fiscal quarter of 2020.

[2] The year ended December 31, 2021 includes $0.5 million of additional interest expense related to the restrictive legend on the Notes. The legend was removed as of December 31, 2021 and the Notes will not accrue additional interest in future periods.

As of December 31, 2022, the remaining period over which the unamortized discount will be amortized is 3.8 years.

The estimated fair value of the Notes was $89.1 million and $194.3 million as of December 31, 2022 and 2021, respectively, determined through consideration of quoted market prices in less active markets. The fair value measurement is classified as Level 2 in the fair value hierarchy, which is defined in ASC 820 as inputs other than quoted prices in active markets that are either directly or indirectly observable. Based on our closing stock price of $62.16 on December 31, 2022, the if-converted value did not exceed the aggregate principal amount of the Notes.

17.   NOTES RECEIVABLE

Convertible Promissory Note

On December 9, 2020, the Company's equity method investee (the "Equity Method Investee"), issued a Convertible Promissory Note to the Company (the "Convertible Promissory Note") with a principal amount of $6.65 million and a stated interest rate of 3.0% per annum that is payable monthly. The Convertible Promissory Note has a maturity date of December 9, 2023, or otherwise upon qualified redemption event or in the event of a default. Refer to Note 4 for additional information on our equity method investment.

The conversion of the Convertible Promissory Note is contingent upon certain events. Due to the convertible debt features included in the Convertible Promissory Note, it is not an equity security and is therefore not considered an additional investment in our Equity Method Investee. The Company accounted for the transaction as a note receivable, included in Related party convertible note receivable, net on the Consolidated Balance Sheets. The note receivable will be measured at amortized cost and evaluated for credit losses each reporting period. The Company determined that the redemption features described above met the definition of an embedded derivative that requires bifurcation from the note receivable host. The Company measured the redemption features at fair value, with the residual proceeds paid allocated to the note receivable host, creating a discount to the note receivable. The discount will be amortized over the contractual term of the Convertible Promissory Note using the effective interest method. The effective interest rate of the Convertible Promissory Note is 8.69%, and the amortization of the discount will be included as interest income within Interest and other (income) expense, net on the Consolidated Statements of Loss. The fair value of the derivative will be remeasured each reporting period, with the mark-to-market adjustment to be included in Interest and other (income) expense, net on the Consolidated Statements of Loss.

The following table summarizes the net carrying amount of the note receivable, including the unamortized discount and allowance for expected credit losses, as well as the fair value of the embedded derivative asset (in thousands):

	December 31, 2022	December 31, 2021
Principal amount	$ 6,650	$ 6,650
Unamortized discount	(339)	(672)
Allowance for expected credit losses	(4,264)	(66)
Net carrying amount	$ 2,047	$ 5,912
Embedded derivative asset	177	888
Related party convertible note receivable, net	$ 2,224	$ 6,800

The Company recorded an allowance for expected credit losses on the promissory note of $4.3 million as of December 31, 2022. The allowance for expected credit losses increased $4.2 million from December 31, 2021. The change reflects increased risk of collectability given the investee's current financial position and ability to achieve certain events required for conversion of the note, which are largely driven by more recent challenges and uncertainties in the macro-economic environment. These factors increased the probability of default.

Promissory Notes

On February 1, 2021, one of the Company's equity investees, LightDeck, which the Company accounts for as a non-marketable equity security, issued a Promissory Note to the Company (the "First Promissory Note") with a principal amount of $9.0 million and a stated interest rate of 10.0% per annum that is payable monthly.

The First Promissory Note has a maturity date of December 1, 2024 and provides for interest only payments through December 1, 2023. Beginning on January 1, 2024, the First Promissory Note requires repayment of the principal and interest over twelve consecutive monthly payments. As additional consideration, the Company was also issued a warrant to acquire securities of LightDeck that expires December 31, 2034. On September 19, 2022, a second Promissory Note (the "Second Promissory Note") was issued to the Company with a principal amount of $4.7 million and a stated interest rate of 10.0% per annum that is payable on December 31, 2023. The Second Promissory Note has a maturity date of the earlier of December 31, 2023 and a merger transaction with LightDeck. Refer to Note 4 for additional information on our equity investments and the acquisition of LightDeck.

The Company evaluated the accounting treatment of the warrant to acquire securities and determined it is a freestanding instrument that meets the definition of a derivative under ASC 815 and requires bifurcation from the note receivable host. The Company measured the warrant at fair value, with the residual proceeds paid allocated to the note receivable host, creating a discount to the note receivable. The discount will be amortized over the contractual term of the First Promissory Note using the effective interest method. The effective interest rate of the Promissory Note is 10.99%, and the amortization of the discount will be included as interest income within Interest and other (income) expense, net on the Consolidated Statements of Loss. The fair value of the derivative was $0.3 million at issuance and $0 as of December 31, 2022, and is included in Other non-current assets on the Consolidated Balance Sheets. The fair value of the derivative will be remeasured each reporting period, with the mark-to-market adjustment to be included in other Interest and other expense, net on the Consolidated Statements of Loss.

The following table summarizes the carrying value of the notes receivable, including the unamortized discount and allowance for expected credit losses (in thousands):

	December 31, 2022	December 31, 2021
Principal amount	$ 13,700	$ 9,000
Unamortized discount	(189)	(254)
Allowance for expected credit loss	—	(298)
Net carrying amount	$ 13,511	$ 8,448

18.   SEGMENT REPORTING

The Company's two segments are North America and International. The North America segment is comprised of the Company's operations in the United States, Canada and Mexico and the International segment is comprised of geographies outside of North America, which are the Company's operations primarily in Australia, France, Germany, Italy, Malaysia, Spain and Switzerland. Certain expenses incurred at the Company's headquarters located in the North America segment are allocated to each segment in a manner consistent with where the benefits from the expenses are derived. However, there are certain corporate expenses included in the North America segment that the Company does not allocate. Such expenses include research and development, and certain selling, marketing, general, and administrative costs that support the global organization. Sales and transfers between operating segments are accounted for at market-based transaction prices and are eliminated in consolidation. The Company's sales are determined by the country of origin where the sale occurred.

Our Chief Operating Decision Maker ("CODM") evaluates segment performance and allocates resources based on Revenue, Cost of Revenue, Gross Profit, Gross Margin and Operating Income. The CODM does not evaluate operating segments using asset information; however, we have included total asset information by segment below as there was a material change in total assets by segment as of December 31, 2022, due to the acquisition of VetZ on January 3, 2022.

Summarized financial information concerning the Company's reportable segments is shown in the following tables (in thousands):

Year Ended December 31, 2022	**North America**	**International**	**Total**
Total revenue	$ 161,762	$ 95,545	$ 257,307
Cost of revenue	86,234	59,906	146,140
Gross profit	75,528	35,639	111,167
Gross margin	47%	37%	43%
Operating loss	(15,797)	(4,501)	(20,298)
Loss before income taxes	(13,830)	(8,004)	(21,834)
Investments in unconsolidated affiliates	3,959	—	3,959
Total assets	374,737	211,079	585,816
Net assets	248,882	173,326	422,208
Capital expenditures	837	1,277	2,114
Depreciation and amortization	5,216	8,750	13,966

Year Ended December 31, 2021	**North America**	**International**	**Total**
Total revenue	$ 158,898	$ 94,841	$ 253,739
Cost of revenue	84,472	63,473	147,945
Gross profit	74,426	31,368	105,794
Gross margin	47%	33%	42%
Operating income (loss)	650	(1,643)	(993)
Income (loss) before income taxes	2,072	(5,513)	(3,441)
Investments in unconsolidated affiliates	5,424	—	5,424
Total assets	441,234	162,838	604,072
Net assets	308,973	126,881	435,854
Capital expenditures	700	1,068	1,768
Depreciation and amortization	5,673	7,882	13,555

Year Ended December 31, 2020	North America	International	Total
Total revenue	$ 131,066	$ 66,257	$ 197,323
Cost of revenue	70,163	45,870	116,033
Gross profit	60,903	20,387	81,290
Gross margin	46%	31%	41%
Operating loss	(4,977)	(3,215)	(8,192)
Loss before income taxes	(7,871)	(5,922)	(13,793)
Investments in unconsolidated affiliates	6,704	—	6,704
Total assets	238,550	161,289	399,839
Net assets	156,931	130,122	287,053
Capital expenditures	443	243	686
Depreciation and amortization	4,735	6,650	11,385

The Company measures its geographic revenue information based on the country of origin where the sale occurred. The geographic classification is independent of where the customer resides or where the customer is physically located while using the Company's product. Total revenue by principal geographic area was as follows (in thousands):

	For the Year Ended December 31,		
	2022	**2021**	**2020**
United States	$ 145,014	$ 141,588	$ 120,244
Canada	16,748	17,310	10,822
Germany	53,529	44,148	29,543
France	13,607	18,671	12,615
Spain	11,106	14,071	12,995
Italy	9,128	10,145	5,850
Switzerland	3,472	3,885	3,343
Other International	4,703	3,921	1,911
Total	$ 257,307	$ 253,739	$ 197,323

Total long-lived assets by principal geographic areas were as follows (in thousands):

	As of December 31,		
	2022	**2021**	**2020**
United States	$ 14,351	$ 12,502	$ 11,805
Canada	1,274	719	643
Germany	15,429	12,795	14,630
France	3,362	3,127	4,205
Spain	1,167	1,051	1,209
Italy	2,090	1,966	1,944
Switzerland	87	63	46
Other International	1,308	1,190	1,060
Total	$ 39,068	$ 33,413	$ 35,542

No customers accounted for more than 10% of our consolidated revenue for the years ended December 31, 2022, 2021 or 2020.

19.   SUBSEQUENT EVENTS

LightDeck Acquisition

On January 3, 2023, the Company completed the acquisition of MBio Diagnostics, Inc., d/b/a LightDeck Diagnostics ("LightDeck"). The LightDeck acquisition represents a meaningful increase in our intellectual property portfolio as well as our manufacturing and research and development capabilities. Total acquisition related expense for the year ended December 31, 2022 was $1.4 million and is recorded within General and administrative in the Consolidated statements of loss. See Note 4 for further discussion.

Stock Issuances

On January 11, 2023, the Compensation Committee of the Company's Board of Directors authorized the issuance of 47,400 performance-based restricted stock awards to executive officers . The vesting of the restricted stock awards is subject to the achievement of certain Company performance conditions. The performance conditions must be achieved by December 31, 2026, otherwise the restricted stock awards are forfeited.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined by Rule 13a-15 of the Exchange Act, as of December 31, 2022. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, the Company's management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2022.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even an effective system of internal control will provide only reasonable assurance that the objectives of the internal control system are met.

Grant Thornton, an independent registered public accounting firm, has audited our Consolidated Financial Statements included in this Form 10-K, and as part of the audit, has issued a report, included herein, on the effectiveness of our internal control over financial reporting as of December 31, 2022.

Changes in Internal Control over Financial Reporting

We evaluated our internal controls over financial reporting in relation to recurring performance and changes to the control environment due to COVID-19. Based on the assessment, we determined there was no change in our internal control over financial reporting that occurred during the fourth quarter of 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   Other Information

None.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Certain information required by Part III is incorporated by reference to our definitive Proxy Statement to be filed with the SEC in connection with the solicitation of proxies for our 2023 Annual Meeting of Stockholders.

Item 10.   Directors, Executive Officers and Corporate Governance

Executive Officers

The information required by this item with respect to executive officers is incorporated by reference to Item 1 of this report and can be found under the caption "Information About Our Executive Officers."

Directors

The information required by this section with respect to our directors will be incorporated by reference to the information in the sections entitled Proposal No. 1 "Election of Directors" in the Proxy Statement.

Code of Ethics

Our Board of Directors has adopted a code of conduct and ethics for our senior executive and financial officers (including our principal executive officer, principal financial officer and principal accounting officer). The code of conduct and ethics is available on our website at www.heska.com under the Corporate Governance section under the Company Information section under the "Investors" tab. We intend to disclose any amendments to or waivers from the code of conduct and ethics at that location.

Audit Committee

The information required by this section with respect to our Audit Committee will be incorporated by reference to the information in the section entitled "Board Structure and Committees" in the Proxy Statement.

Item 11.   Executive Compensation

The information required by this section will be incorporated by reference to the information in the sections entitled "Director Compensation," "Executive Compensation," "Compensation Committee Report" in the Proxy Statement.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The other information required by this section will be incorporated by reference to the information in the section entitled "Ownership of Securities - Common Stock Ownership of Certain Beneficial Owners and Management" in the Proxy Statement.

Equity Compensation Plan Information

The following table sets forth information about our common stock that may be issued upon exercise of options and rights under all of our equity compensation plans as of December 31, 2022, including the Equity Incentive Plan, the Stock Incentive Plan, as amended and restated, the 2003 Stock Incentive Plan, as amended and the 2020 Employee Stock Purchase Plan. Our stockholders have approved all of these plans.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights	(b) Weighted-Average Exercise Price of Outstanding Options and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity Compensation Plans Approved by Stockholders	584,838	$74.88	310,540
Equity Compensation Plans Not Approved by Stockholders	None	None	None
Total	584,838	$74.88	310,540

Item 13.   Certain Relationships and Related Transactions and Director Independence

The information required by this section will be incorporated by reference to the information in the sections entitled "Board Structure and Committees" and "Significant Relationships and Transactions with Directors, Officers or Principal Stockholders" in the Proxy Statement.

Item 14.   Principal Accountant Fees and Services

The information required by this section will be incorporated by reference to the information in the section entitled "Auditor Fees and Services" in the Proxy Statement.

The information required by Part III to the extent not set forth herein, will be incorporated herein by reference to our definitive Proxy Statement for the 2023 Annual Meeting of Stockholders.

PART IV

Item 15.   Exhibits and Financial Statement Schedules

(a)   The following documents are filed as a part of this Form 10-K.

(1) Financial Statements:

Reference is made to the Index to Consolidated Financial Statements under Item 8 in Part II of this Form 10-K.

(2) Financial Statement Schedules:

NOTE: All schedules have been omitted because they are either not required or the information is included in the financial statements and notes thereto.

(3)   Exhibits:

The exhibits listed below are required by Item 601 of Regulation S-K. Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K has been identified.

Exhibit Number	Notes	Description of Document
2.1#++	(19)	Agreement regarding the sale and purchase of the sole share in scil animal care company GmbH among Registrant, Heska GmbH, Covetrus Animal Health Holdings Limited and Covetrus, Inc. dated January 14, 2020.
2.2#	(22)	Amendment Agreement dated April 1, 2020 regarding the agreement on the sale and purchase of the sole share in scil animal care company GmbH.
2.3	(27)	Sale and Purchase Agreement dated November 1, 2021 regarding Veterinärmedizinisches Dienstleistungszentrum (VetZ) GmbH Online-Dienstleistungen Für Tierärzte among Registrant, Heska GmbH, F2 Beteiligungs GmbH & Co. KG, F3P GmbH, Mr. Ingo Fraedrich, and Mr. Thomas Fraedrich.
2.4#++	(28)	Agreement and Plan of Merger dated September 9, 2022 by and among Heska Corporation, Mbio Merger Sub, Inc., Mbio Diagnostics, Inc. and Shareholder Representative Services LLC
2.5#	(28)	Amendment No. 1 to Agreement and Plan of Merger dated October 24, 2022 by and among Heska Corporation, Mbio Merger Sub, Inc., Mbio Diagnostics, Inc. and Shareholder Representative Services LLC
3(i)	(4)	Restated Certificate of Incorporation of the Registrant.
3(ii)	(4)	Certificate of Amendment to Restated Certificate of Incorporation of Registrant.
3(iii)	(4)	Certificate of Amendment to the Restated Certificate of Incorporation, as amended, of Registrant.
3(iv)	(9)	Certificate of Amendment to the Restated Certificate of Incorporation, as amended, of Registrant.
3(v)	(10)	Certificate of Amendment to the Restated Certificate of Incorporation, as amended, of Registrant.
3(vi)	(13)	Certificate of Amendment to the Restated Certificate of Incorporation, as amended, of Registrant.
3(vii)	(15)	Certificate of Amendment to the Restated Certificate of Incorporation, as amended, of Registrant.
3(viii)	(20)	Certificate of Amendment to the Restated Certificate of Incorporation, as amended, of Registrant.

3(ix)	(27)	Certificate of Amendment to the Restated Certificate of Incorporation, as amended, of Registrant.
3(x)#	(22)	Certificate of Designation of Preferences, Rights and Limitations of Series X Convertible Preferred Stock.
3(xi)	(15)	Amended and Restated Bylaws of the Registrant, as amended.
4.1	(18)	Indenture, dated as of September 17, 2019, by and between Heska Corporation and U.S. National Bank Association, as Trustee (including the form of the Notes).
4.2	(29)	Description of Securities
10.1*	(23)	Heska Corporation Equity Incentive Plan.
10.2*	(20)	Heska Corporation Stock Incentive Plan, as amended and restated.
10.3*	(17)	Stock Incentive Plan Restricted Stock Grant Agreement.
10.4*	(17)	Stock Incentive Plan Restricted Stock Grant Agreement (Performance-based Award).
10.5*	(17)	Stock Incentive Plan Restricted Stock Grant Agreement (Management Incentive Plan Award).
10.6*	(17)	Stock Incentive Plan Restricted Stock Grant Agreement (Outside Director Award).
10.7*	(17)	Stock Incentive Plan Employees and Consultants Option Agreement.
10.8*	(17)	Stock Incentive Plan Outside Directors Option Agreement.
10.09*	(3)	2003 Equity Incentive Plan, as amended and restated.
10.10*	(9)	2003 Equity Incentive Plan Restricted Stock Grant Agreement (Performance-based Award).
10.11*	(9)	2003 Equity Incentive Plan Restricted Stock Grant Agreement (Management Incentive Plan Award).
10.12*	(9)	2003 Equity Incentive Plan Restricted Stock Grant Agreement (Outside Director Award).
10.13*	(9)	2003 Equity Incentive Plan Employees and Consultants Option Agreement.
10.14*	(9)	2003 Equity Incentive Plan Outside Directors Option Agreement.
10.15*	(20)	2020 Employee Stock Purchase Plan of Registrant, as amended and restated.
10.16*	(26)	Amended and Restated Management Incentive Plan Master Document.
10.17*	(19)	Director Compensation Policy.
10.18*	(2)	Form of Indemnification Agreement entered into between Registrant and its directors and certain officers.
10.19*	(24)	Amended and Restated Employment Agreement dated June 8, 2021 by and between Registrant and Kevin Wilson.
10.20*	(5)	Restricted Stock Grant Agreement between Registrant and Kevin S. Wilson, effective as of March 26, 2014.
10.21*	(7)	Restricted Stock Grant Agreement between Registrant and Kevin S. Wilson, effective as of May 6, 2014.
10.22*	(11)	Restricted Stock Grant Agreement between Registrant and Kevin S. Wilson, effective as of December 1, 2017.
10.23*	(12)	Restricted Stock Grant Agreement between Registrant and Kevin S. Wilson, effective as of March 7, 2018.
10.24*	(14)	Restricted Stock Grant Agreement between Registrant and Kevin S. Wilson, effective as of May 3, 2018.
10.25*	(16)	Employment Agreement between Registrant and Catherine I. Grassman, effective as of June 1, 2019

10.26*	(1)	Employment Agreement between Registrant and Nancy Wisnewski, effective as of April 15, 2002.
10.27*	(2)	Amendment to Employment Agreement between Registrant and Nancy Wisnewski, effective as of January 1, 2008.
10.28*	(21)	Employment Agreement between Registrant and Steven M. Eyl, effective as of April 16, 2020.
10.29*	(26)	Employment Agreement between Registrant and Christopher Sveen, effective as of April 15, 2020
10.30*	(26)	Employment Agreement between Registrant and Eleanor Baker, effective as of April 9, 2020
10.31*		Employment Agreement between Registrant and Anthony Providenti, effective as of June 20, 2020
10.32*	(12)	Restricted Stock Grant Agreement form for grants issued on March 7, 2018 (for officers other than Kevin S. Wilson).
10.33*	(12)	Notice of Stock Option Grant for grants issued on March 7, 2018.
10.34+	(6)	Clinical Chemistry Analyzer Agreement between Registrant and FUJIFILM Corporation, effective as of January 30, 2007; and First Amendment to Clinical Chemistry Analyzer Agreement between Registrant and FUJIFILM Corporation, effective as of April 1, 2014.
10.35	(8)	Second Amendment to Clinical Chemistry Analyzer Agreement between Registrant and FUJIFILM Corporation, effective as of April 1, 2015.
10.36++	(19)	Third Amendment to Clinical Chemistry Analyzer Agreement between Registrant and FUJIFILM Corporation, effective as of August 27, 2019.
10.37#++	(25)	Fourth Amendment to Clinical Chemistry Analyzer Agreement between Registrant and FUJIFILM Corporation, effective as of February 18, 2021.
10.38+	(11)	Exclusive Supply Agreement by and between Registrant and Shenzhen Mindray Bio-Medical Electronics Co., Ltd., effective as of September 1, 2013; and Supplemental memo to September 1, 2013 Exclusive Supply Agreement by and between Registrant and Shenzhen Mindray Bio-Medical Electronics Co., Ltd., effective as of March 1, 2015.
10.39++	(21)	First Amendment to Exclusive Supply Agreement by and between Registrant and Shenzhen Mindray Bio-Medical Electronics Co., Ltd., effective as of June 1, 2020.
10.40+	(21)	Amended and Restated Supply Agreement by and between Registrant and Shenzhen Mindray Bio-Medical Electronics Co., Ltd., effective as of June 1, 2020.
10.41+	(11)	Master Supply Agreement between Registrant and Butler Animal Health Supply, LLC d/b/a Henry Schein Animal Health effective as of October 17, 2014.
10.42*	(30)	Amendment to Heska Corporation Equity Incentive Plan, effective May 4, 2022.
21.1		Subsidiaries of the Company.
23.1		Consent of Grant Thornton LLP.
24.2		Power of Attorney (See Signature Page of this Form 10-K).
31.1		Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.
31.2		Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.
32.1**		Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS		XBRL Instance Document.
101.SCH		XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
104.0	Cover Page Interactive Data File (embedded within the Inline XBRL document contained in Exhibit 101)

Notes

*	Indicates management contract or compensatory plan or arrangement.
+	Portions of the exhibit have been omitted pursuant to a request for confidential treatment.
++	Certain confidential information contained in this exhibit has been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.
#	Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) under Regulation S-K.
**	Furnished herewith but not filed.
(1)	Filed with the Registrant's Form 10-K for the year ended December 31, 2006.
(2)	Filed with the Registrant's Form 10-K for the year ended December 31, 2007.
(3)	Filed with the Registrant's Form 10-K for the year ended December 31, 2008.
(4)	Filed with the Registrant's Form 10-K for the year ended December 31, 2012.
(5)	Filed with the Registrant's Form 10-K for the year ended December 31, 2013.
(6)	Filed with the Registrant's Form 10-Q for the quarter ended June 30, 2014.
(7)	Filed with the Registrant's Form 10-K for the year ended December 31, 2014.
(8)	Filed with the Registrant's Form 10-Q for the quarter ended March 31, 2015.
(9)	Filed with the Registrant's Form 10-K for the year ended December 31, 2016.
(10)	Filed with the Registrant's Form 10-Q for the quarter ended March 31, 2017.
(11)	Filed with the Registrant's Form 10-K for the year ended December 31, 2017.
(12)	Filed with the Registrant's Form 10-Q for the quarter ended March 31, 2018.
(13)	Filed with the Registrant's Form 8-K on May 9, 2018.
(14)	Filed with the Registrant's Form 10-Q for the quarter ended June 30, 2018.
(15)	Filed with the Registrant's Form 10-Q for the quarter ended June 30, 2019.
(16)	Filed with the Registrant's Form 8-K on June 1, 2019.
(17)	Filed with the Registrant's Form 10-K for the year ended December 31, 2018.
(18)	Filed with the Registrant's Form 8-K on September 17, 2019.
(19)	Filed with the Registrant's Form 10-K for the year ended December 31, 2019.
(20)	Filed with the Registrant's Form 10-Q for the quarter ended March 31, 2020.
(21)	Filed with the Registrant's Form 10-Q for the quarter ended June 30, 2020.
(22)	Filed with the Registrant's Form 8-K on April 1, 2020.
(23)	Filed with the Registrant's Form 10-Q for the quarter ended June 30, 2021.
(24)	Filed with the Registrant's Form 8-K on June 10, 2021.
(25)	Filed with the Registrant's Form 10-Q for the quarter ended March 31, 2021.
(26)	Filed with the Registrant's Form 10-K for the year ended December 31, 2020.
(27)	Filed with the Registrant's S-3 on February 16, 2022, File Number 333-262795.
(28)	Filed with the Registrant's Form 10-Q for the quarter ended September 30, 2022.
(29)	Filed with the Registrant's Form 10-K for the year ended December 31, 2021.
(30)	Filed with the Registrant's Form 10-Q for the quarter ended June 30, 2022.

Item 16.   Form 10-K Summary

Registrants may voluntarily include a summary of information required by Form 10-K under this Item 16. The Registrant has elected not to include such summary information.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 28, 2023.

HESKA CORPORATION

By: /s/ KEVIN S. WILSON
Kevin S. Wilson
Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Catherine Grassman his or her true and lawful attorneys-in-fact, with full power of substitution, for him or her in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all of said attorney-in-fact or their substitute may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ KEVIN S. WILSON Kevin S. Wilson	Chief Executive Officer, President and Director (Principal Executive Officer)	February 28, 2023
/s/ CATHERINE GRASSMAN Catherine Grassman	Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	February 28, 2023
/s/ SCOTT HUMPHREY Scott Humphrey	Chair	February 28, 2023
/s/ ROBERT L. ANTIN Robert L. Antin	Director	February 28, 2023
/s/ STEPHEN L. DAVIS Stephen L. Davis	Director	February 28, 2023
/s/ MARK F. FURLONG Mark F. Furlong	Director	February 28, 2023
/s/ JOACHIM HASENMAIER Joachim Hasenmaier	Director	February 28, 2023
/s/ SHARON J. MAPLES Sharon J. Maples	Director	February 28, 2023
/s/ DAVID E. SVEEN David E. Sveen, Ph.D.	Director	February 28, 2023

(This page intentionally left blank)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
EXCHANGE ACT OF 1934 (Amendment No.)

Filed by the Registrant [X]   Filed by a Party other than the Registrant [_]

Check the appropriate box:

[_] Preliminary Proxy Statement

[_] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[X]   Definitive Proxy Statement

[_] Definitive Additional Materials

[_] Soliciting Material Pursuant to §240 Rule 14a-12

HESKA CORPORATION
(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):
[x]   No fee required.
[_]   Fee paid previously with preliminary materials.
[_]   Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11.



March 21, 2023

Dear Heska Corporation Stockholder:

I am pleased to invite you to attend the 2023 Annual Meeting of Stockholders of Heska Corporation. The meeting is to be held on Wednesday, May 3, 2023, at 9:00 a.m., MDT, virtually. The meeting is online only, with no physical meeting location. You will be able to attend the meeting and vote your shares by logging on to http://meetnow.global/M2CPXHH.

We encourage you to indicate your voting preferences as soon as possible as described in the enclosed proxy statement if you do not plan to attend the Annual Meeting virtually.

Details regarding the Annual Meeting and the business to be conducted are more fully described in the accompanying Notice of 2023 Annual Meeting and Proxy Statement. This Notice and all proxy materials in connection with this Annual Meeting are available at https://materials.proxyvote.com/42805E.

Your vote is important, so please act at your first opportunity. Whether or not you plan to virtually attend the Annual Meeting, I hope you will indicate your voting preferences as soon as possible. You may vote by proxy or virtually at the Annual Meeting. Please review the instructions in the Proxy Statement and on the proxy card regarding your voting options.

Thank you for your ongoing support of, and continued interest in, Heska Corporation.

Sincerely,

Scott W. Humphrey
Chair of the Board of Directors,
Heska Corporation

Loveland, Colorado

YOUR VOTE IS IMPORTANT
———————————

In order to ensure your representation at the Annual Meeting if you will not attend virtually, please follow the corresponding instructions on any enclosed proxy card to indicate your voting preferences.



NOTICE OF 2023 ANNUAL MEETING OF STOCKHOLDERS

Important Notice Regarding the Availability of Proxy Materials for the 2023 Annual Meeting of Stockholders of Heska Corporation to be held on May 3, 2023. *The Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 are available at https://materials.proxyvote.com/42805E.*

TIME	9:00 a.m., MDT, on Wednesday, May 3, 2023
PLACE	Virtually, at http://meetnow.global/M2CPXHH
ITEMS OF BUSINESS	1. To elect the eight Directors named in this proxy statement to a one-year term.
	2. To ratify the appointment of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023.
	3. To amend the Heska Corporation Equity Incentive Plan to increase the number of shares authorized for issuance thereunder by 100,000 shares.
	4. To approve our executive compensation in a non-binding advisory vote.
	To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.
RECORD DATE	You can vote if you were an eligible stockholder at the close of business on March 6, 2023.
VOTING BY PROXY	If you do not plan to attend the Annual Meeting, please submit a proxy card appointing a proxy as soon as possible so that your shares can be voted at the Annual Meeting in accordance with your instructions. For specific instructions on voting, please refer to the instructions on the proxy card or the enclosed materials.

Please see pages 1-6 for additional information about how to access, vote, examine the list of stockholders and submit questions during the meeting. A list of stockholders entitled to vote at the Annual Meeting will be available during the meeting at http://meetnow.global/M2CPXHH.

March 21, 2023

By Order of the Board of Directors

Christopher D. Sveen
Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary, Heska Corporation; President, Diamond Animal Health

TABLE OF CONTENTS

PROXY STATEMENT
ABOUT THE ANNUAL MEETING

This proxy statement is being furnished to holders of all classes of common stock, $0.01 par value per share, of Heska Corporation ("Heska" or the "Company"). Proxies are being solicited on behalf of the Board of Directors of the Company (the "Board") to be used at the Annual Meeting of Stockholders (the "Annual Meeting") to be held virtually on Wednesday, May 3, 2023, at 9:00 a.m., MDT. Stockholders may participate online by logging onto http://meetnow.global/M2CPXHH, where you will be able to listen to the meeting live, ask questions, and vote online. To participate in the Annual Meeting, you will need the 15-digit control number included in the Notice of Internet Availability of Proxy Materials or on the proxy card that you request and receive by mail or email. There will be no physical meeting location.

At the Annual Meeting, you will be asked to (1) elect the eight Directors named in this proxy statement to a one-year term; (2) ratify the appointment of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023; (3) approve an amendment of the Heska Corporation Equity Incentive Plan to increase the number of shares authorized for issuance thereunder by 100,000 shares (the "Stock Plan Amendment"); and (4) approve our executive compensation in a non-binding advisory vote.

This proxy statement and the accompanying proxy card are being made available to our stockholders of record entitled to vote at the Annual Meeting on or about March 21, 2023.

We are furnishing proxy materials to most of our stockholders via the Internet by mailing a Notice of Internet Availability of Proxy Materials, instead of mailing copies of those materials. The Notice of Internet Availability of Proxy Materials directs stockholders to a website where they can access our proxy materials, including our proxy statement and our Annual Report on Form 10-K, and view instructions on how to vote via the Internet, mobile device, or by telephone. The Notice of Internet Availability of Proxy Materials also includes information on how to attend the meeting virtually and vote online. If you received a Notice of Internet Availability of Proxy Materials and would prefer to receive a paper copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials. We encourage you to register to receive all future stockholder communications electronically, instead of in print. This means that access to the proxy statement, Annual Report on Form 10-K, and other correspondence will be delivered to you via email.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on Wednesday, May 3, 2023:
_____

The proxy statement, proxy card and Annual Report on Form 10-K are available at https://materials.proxyvote.com/42805E.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS
AND THE 2023 ANNUAL MEETING

Q: *What is the purpose of these materials?*

A: The Board is providing these proxy materials for you in connection with Heska's upcoming 2023 Annual Meeting. Eligible stockholders of record as of the close of business on March 6, 2023 (the "Record Date"), are invited to attend the Annual Meeting and are entitled and requested to vote on the items of business to be conducted at the Annual Meeting.

Q: *Why did I receive a Notice of Internet Availability of Proxy Materials regarding the Internet availability of proxy materials instead of a full set of printed proxy materials?*

A: In accordance with the rules of the Securities and Exchange Commission, instead of mailing a printed copy of our proxy materials to all of our stockholders, we have elected to furnish such materials to selected stockholders by providing access to these documents over the Internet through the notice and access process. Accordingly, commencing on or about March 21, 2023, we sent a Notice of Internet Availability of Proxy Materials (the "Notice") to most of our stockholders. These stockholders have the ability to access the proxy materials on a website referred to in the Notice and to download printable versions of the proxy materials or to request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy of the materials from us may be found in the Notice.

Q: *When and where is the Annual Meeting?*

A: The Annual Meeting will be held virtually, at http://meetnow.global/M2CPXHH, on Wednesday, May 3, 2023, at 9:00 a.m., MDT. To virtually gain entry to the Annual Meeting, you will need the 15-digit control number included in the Notice or on the proxy card that you request and receive by mail or email.

Q: *What information is contained in our proxy materials?*

A: The information included in this proxy statement relates to the proposals to be voted on at the 2023 Annual Meeting, the voting process, the compensation of our Directors and most highly paid Executive Officers, and certain other required information. Our Annual Report on Form 10-K for the year ended December 31, 2022 (our "2022 Form 10-K"), as filed with the Securities and Exchange Commission (the "SEC"), is also included on the website referred to in the Notice.

Q: *What items of business will be voted on at the Annual Meeting?*

A: The items of business scheduled to be voted on at the Annual Meeting are:

(1) The election of the eight nominees named in this proxy statement to serve on our Board of Directors, each for a one-year term;

(2) The ratification of the appointment of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023;

(3) The approval of the Stock Plan Amendment; and

(4) The approval of our executive compensation in a non-binding advisory vote.

We will also transact such other business as may properly come before the 2023 Annual Meeting or any adjournment or postponement thereof.

Q: *How does the Board recommend I vote on the proposals?*

A: The Board recommends that you vote **FOR** the election of the eight Director nominees named in this proxy statement, **FOR** the ratification of Grant Thornton LLP as the Company's independent registered public accounting firm, **FOR** the approval of the Stock Plan Amendment, and **FOR** the approval of the Company's executive compensation.

Q: *What classes of stock does Heska's Charter authorize?*

A: Our Charter authorizes three classes of stock. First, our Charter authorizes a class of Traditional Common Stock and defines it as the "Original Common Stock". We will refer to this class of stock in these proxy materials as the "Original Common Stock". Second, our Charter authorizes a class of Public Common Stock and defines it as the "Common Stock" or the "NOL Restricted Common Stock". We will refer to this class of stock in these proxy materials as the "Public Common Stock" or the "NOL Restricted Common Stock". Third, our Charter authorizes a class of Preferred Stock. We refer to this class of stock in these proxy materials as the "Preferred Stock". For the purpose of these proxy materials, references to "Common Stock" mean collectively Original Common Stock and Public Common Stock.

Q: *Who is an eligible stockholder entitled to vote at the Annual Meeting?*

A: Stockholders of record of our Common Stock as of the close of business on March 6, 2023, the record date, will be entitled to notice of, and to vote at, the Annual Meeting. If your shares of Common Stock are registered directly in your name with Computershare Trust Company, N.A. ("Computershare"), our registrar and transfer agent, you are considered a stockholder of record with respect to those shares. Some stockholders hold shares through a bank, broker, or other nominee, and are often said to hold these shares in "street name." These stockholders are considered "beneficial owners" of those shares of Common Stock. If you held shares of Common Stock as a beneficial owner in street name as of the close of business on March 6, 2023, you must obtain a legal proxy, executed in your favor, from the holder of record of those shares at that time to be entitled to vote those shares of Common Stock at the Annual Meeting. Each stockholder is entitled to one vote for each share of Common Stock held on the Record Date. As of the Record Date, 10,871,518 shares of our Common Stock were issued and outstanding; and no shares of Preferred Stock were issued and outstanding. A list of stockholders entitled to vote at the Annual Meeting will be available at the Annual Meeting and for ten days prior to the meeting during normal business hours at our offices at 3760 Rocky Mountain Avenue, Loveland, Colorado 80538, and during the Annual Meeting accessible at http://meetnow.global/M2CPXHH. Though our offices may generally remain closed to public visitors through the date of the Annual Meeting, if you wish to examine the list in person, you may contact our Corporate Secretary, and arrangements will be made for you to review the list.

If you own Common Stock of record, you will be able to virtually gain entry to the Annual Meeting by entering the 15-digit control number found on the Notice. If you own Common Stock in street name, in order to gain entry you must present proof of beneficial stock ownership as of the record date to Computershare prior to the Annual Meeting.

Q: *Can eligible stockholders who are unable or unwilling to attend the Annual Meeting vote?*

A: Yes, such stockholders may vote by proxy.

Q: *How can I direct a vote by proxy?*

A: If you are a record holder you may: (a) indicate your voting preferences, sign and date each proxy card by following the corresponding instructions on each proxy card you receive by request and return each such proxy card in the postage prepaid envelope or by other means acceptable to Computershare; (b) indicate your voting preferences via the telephone by following the corresponding instructions; (c) indicate your voting preferences via the Internet prior to the Annual Meeting by following the corresponding instructions on the Notice; or (d) vote during the Annual Meeting by clicking the "Cast Your Vote" link.

If you have shares held in street name, you should indicate your vote for the shares via any procedure(s) adopted by your broker, bank or other nominee. These may include directing proxy votes by mail, telephone or the internet.

Q: *How can I change my proxy vote or revoke my proxy?*

A: If you are a record holder, you have the right to revoke your proxy and change your voting instructions at any time before the meeting by notifying our Corporate Secretary, returning a later-dated proxy card, updating your vote via the telephone by following the corresponding instructions or updating your vote via the Internet by following the corresponding instructions on the Notice. You may also revoke your proxy and change your vote by voting at the Annual Meeting.

For shares held in street name, you should follow any corresponding procedure(s) adopted by your broker, bank or other nominee.

Q: *Who can help answer my questions?*

A: If you have any questions about the Annual Meeting or how to vote or revoke your proxy, you should contact:

Heska Corporation
Attn: Corporate Secretary
3760 Rocky Mountain Avenue
Loveland, Colorado 80538
(970) 493-7272
InvestorRelations@Heska.com

If you need printed copies of this proxy statement or voting materials, please contact our Corporate Secretary as described above.

Q: *What does it mean if I get more than one proxy card?*

A: It probably means that you hold shares of Common Stock in more than one account. Direct your votes on **all** proxies to ensure that all of your shares are voted if you do not plan to attend the Annual Meeting.

Q: *Who will serve as inspector of elections?*

A: The inspector of elections will be a representative of Computershare, our registrar and transfer agent.

Q: *How do you expect votes will be counted for quorum and other purposes?*

A: Shares underlying proxies containing directions indicating a "for", "withhold" (in the case of Proposal No. 1), "against", or "abstain" vote, as well as any legitimate proxies without any voting instructions, will be counted as "present" for purposes of determining a quorum.

If you hold shares in street name through a broker, bank or other nominee, your broker, bank or nominee may not be permitted by law, rule or policy to exercise voting discretion with respect to certain matters to be acted upon at the Annual Meeting that are not considered to be "routine" matters. If you do not give your broker, bank or nominee specific instructions, your underlying shares may not be voted on those matters, potentially resulting in so-called "broker non-votes."

Pursuant to our bylaws, abstentions or broker non-votes on a given matter will be treated as not present or entitled to vote on such matter, but shall be treated as present and entitled to vote for all other purposes. Therefore,

withheld votes, abstentions or broker non-votes will not affect the outcome of the vote on such matters.

We suggest you clearly indicate your voting preferences on all matters to help ensure your voting preferences are accurately recorded.

Q: *What are the quorum and voting requirements for the Annual Meeting?*

A: The holders of a majority of the issued and outstanding shares of our Common Stock, present virtually or represented by proxy at the Annual Meeting, will constitute a quorum for the transaction of business at the Annual Meeting.

The election of Directors presented in Proposal No. 1 is to be determined by a plurality of the votes of the shares of Common Stock having voting power present virtually or represented by proxy at the Annual Meeting and entitled to vote on the subject matter (a "Plurality Vote"). This means that the eight nominees with the most votes will be elected. Votes may be cast for or withheld from each nominee, but a withheld vote or a broker non-vote will not affect the outcome of the election of Directors at the Annual Meeting. See "Board Structure and Committees—Director Resignation Policy" for a description of our policy that applies in the event a Director is not elected by a majority vote.

The ratification of the selection of our independent registered public accounting firm for fiscal 2023 in Proposal No. 2 is to be approved by the vote of a majority of the shares of our Common Stock present virtually or by proxy, and entitled to vote on the subject matter (a "Voting Majority"). Abstentions and broker non-votes, if any, will have no effect on the outcome of the vote for this proposal.

Nasdaq rules require stockholder approval by a majority of votes cast to approve the Stock Plan Amendment in Proposal No. 3. Our bylaws require approval by a Voting Majority. Abstentions and broker non-votes will not affect the outcome of the vote for this proposal.

Approval of our executive compensation in a non-binding advisory vote in Proposal No. 4 is to be obtained by the vote of a Voting Majority. Abstentions and broker non-votes will have no effect on the vote for this proposal.

Q: *How do I ask a question in connection with the 2023 Annual Meeting?*

A: Stockholders will have the opportunity to submit questions in advance of and during the Annual Meeting.

In advance of the Annual Meeting, stockholders may submit questions by emailing the question and proof of ownership to InvestorRelations@Heska.com. The deadline to submit question in advance is 5:00 p.m. Mountain Daylight Time on May 2, 2023. Proof of ownership includes a copy of one of the following: (i) your proxy card or voting instruction form, (ii) your Computershare account statement indicating your ownership of our common stock as of the record date, or (iii) the Notice of Internet Availability of Proxy Materials.

During the Annual Meeting, stockholders may submit questions in writing by accessing the virtual meeting website at http://meetnow.global/M2CPXHH and entering the 15-digit control number included in the Notice of Internet Availability of Proxy Materials or on the proxy card that you request and receive by mail or email. Questions may be submitted using the "Q&A" tab.

Questions submitted that are pertinent to the Company and the items being voted on by stockholders during the Annual Meeting will be read aloud and answered, as time permits and in accordance with Annual Meeting procedures. Questions regarding personal matters, including those related to employment, product or service issues, or related to strategic transactions are not pertinent to Annual Meeting matters and therefore will not be answered. Substantially similar questions will be grouped, summarized and answered together due to time constraints. Our Investor Relations or General Counsel's office will respond to other questions not answered during the Annual Meeting, as appropriate.

Q: *What happens if additional matters are presented at the 2023 Annual Meeting?*

A: Other than the four specific items of business described in this proxy statement, we are not aware of any other business to be acted upon at the 2023 Annual Meeting. If other business properly comes before the Annual Meeting, the persons named in the form of proxy will vote in accordance with their best judgment.

Q: *What happens if a nominee for Director is unable to stand for election?*

A: If for any unforeseen reason any nominee is unwilling or unable to serve as a Director, the persons named as proxyholders may vote your proxy for such other candidate or candidates who may be nominated by the Board, although the proxyholders retain full discretion to vote as they may determine. Alternatively, the Board may reduce the size of the Board, or the proxies may vote just for the remaining nominees, leaving a vacancy that the Board may fill at a later date. However, we have no reason to believe that any of the nominees will be unwilling or unable to serve if elected as a Director.

Q: *Where can I find the voting results of the meeting?*

A: We intend to announce preliminary voting results at the Annual Meeting, and publish final voting results in a Current Report on Form 8-K (a "Form 8-K") to be filed with the SEC within four business days after the Annual Meeting. If final voting results are not available within four business days after the Annual Meeting, we intend to publish preliminary voting results in a Form 8-K to be filed with the SEC by the fourth business day following the Annual Meeting and then publish final voting results in a Form 8-K to be filed with the SEC within four business days following the final voting results becoming known.

Q: *Who bears the costs of soliciting votes for the Annual Meeting?*

A: Heska is making this solicitation and will pay

the entire cost of the solicitation. If requested, certain of our Directors and employees may solicit proxies on our behalf in person, by mail, telephone, email, facsimile or other means. No additional compensation will be paid to these people for such solicitation. We have engaged Morrow Sodali LLC, 333 Ludlow St, Stamford, CT 06902 ("Morrow Sodali") to solicit proxies on our behalf for a fee of $12,500, plus variable amounts for additional proxy solicitation services. Upon request, we will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to stockholders.

Q: *May I propose actions for consideration at next year's Annual Meeting or nominate individuals to serve as Directors?*

A: Yes. You may submit proposals, including Director nominations, for consideration at future stockholder meetings. All proposals or nominations should be addressed to: Corporate Secretary, Heska Corporation, 3760 Rocky Mountain Avenue, Loveland, Colorado 80538.

Stockholder Proposals: For a stockholder proposal to be considered for inclusion in our proxy statement for the annual meeting next year, the written proposal must be received by our Corporate Secretary at our principal executive offices under either (1) Rule 14a-8 (a "Rule 14 Proposal") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or (2) the Bylaws of Heska (a "Bylaws Proposal"). A Rule 14 Proposal must be received by our Corporate Secretary at our principal executive offices no later than November 22, 2023. If the date of next year's annual meeting is moved more than 30 days before or after the anniversary date of this year's annual meeting, the deadline for inclusion of proposals in our proxy statement is instead a reasonable period of time before we begin to print and mail our proxy materials. Such proposals will also need to comply with Rule 14a-8 under the Exchange Act regarding the inclusion of stockholder proposals in company-sponsored proxy materials. For a Bylaws Proposal, the stockholder must deliver a written notice of

intent to propose such action in accordance with our Bylaws, which in general require that the notice be received by us not less than 60 days nor more than 90 days prior to the first anniversary of the date on which notice of the prior year's annual meeting was mailed to stockholders. These proxy materials for the Annual Meeting are to be mailed on or about March 21, 2023. This means that for the 2024 Annual Meeting of Stockholders, any such proposal must be received no earlier than December 22, 2023 and no later than January 21, 2024.

Director Nominees: You may propose Director candidates for consideration by the Board's Corporate Governance Committee. Any such recommendations should be directed to our Corporate Secretary at our principal executive offices. In addition, you may nominate a Director for consideration by Heska's stockholders if you give timely and adequate notice to our Corporate Secretary of your intention to make such nomination in accordance with our Bylaws, which require that the notice be received by the Corporate Secretary within the time periods for a Bylaws Proposal described above under "*Stockholder Proposals*" and with the detail regarding your nomination as is required by our Bylaws. In addition to satisfying the deadlines in the advance notice provisions of our Bylaws, a stockholder who intends to solicit proxies in support of nominees submitted under these advance notice provisions must provide the notice required under Rule 14a-19 to our Corporate Secretary no later than March 4, 2024.

Copy of Bylaw Provisions: You may contact our Corporate Secretary at our principal executive offices for a copy of the relevant Bylaw provisions regarding the requirements for making stockholder proposals and nominating Director candidates. A copy of our current Bylaws has also been filed with the SEC and is included as an exhibit with our 2022 Form 10-K. This document is accessible at the website of the SEC at www.sec.gov.

BOARD STRUCTURE AND COMMITTEES

Our Board has three standing Committees, each of which is chaired by an independent Director: (1) Audit (the "Audit Committee"), (2) Compensation (the "Compensation Committee") and (3) Corporate Governance (the "Corporate Governance Committee"). The membership during 2022 and the function of each Committee are described below. Our Board held seven meetings during 2022. Our Board currently has eight Directors, with terms set to expire in 2023: Scott W. Humphrey, Chair, Robert L. Antin, Stephen L. Davis, Dr. Joachim A. Hasenmaier, Mark F. Furlong, Sharon J. Maples, David E. Sveen, Ph.D., and Kevin S. Wilson. We encourage our Directors to attend each Annual Meeting, and all of our Directors attended our last Annual Meeting of Stockholders on May 4, 2022 via webcast or telephone. All Board members (during the periods that he or she served) attended at least 75% of all Board and applicable Committee meetings during 2022.

Board Leadership Structure

We separate the role of Chair of the Board and Chief Executive Officer. Scott W. Humphrey serves as the Chair of our Board, while Kevin S. Wilson serves as our Chief Executive Officer. In considering the separation of the Chair of the Board and Chief Executive Officer roles, the Board considered corporate governance, potential conflicts of interest and time management questions.

Board Risk Oversight

Our business, including risk oversight, is conducted with the advice, counsel and direction of our Board. The formal channel for risk-related information to be communicated to our Board is through our Chief Executive Officer. Our Chief Executive Officer periodically conveys the Company's risks, including credit, cybersecurity, liquidity, regulatory, legal, environmental, social and governance ("ESG") and operational risks to the Board at Board meetings and through other forms of communication, as appropriate. Our Board may also discuss the Company's risks with other members of management as directed by our Chief Executive Officer or as part of another Board function. For example, our Chief Financial Officer has discussed credit and regulatory risks and our Chief Administrative Officer has discussed cybersecurity and ESG risks with Directors during Audit Committee meetings.

Board Independence

Our Board has determined that the following Directors standing for election have no material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company) and meet the requirements of "independence" as set forth in the rules and regulations promulgated by the SEC and the Nasdaq Stock Market listing standards (the "Nasdaq Listing Standards"): Mr. Humphrey, Mr. Antin, Mr. Davis, Dr. Hasenmaier, Mr. Furlong, and Ms. Maples. Dr. Sveen, whose son, Christopher Sveen, is an Executive Officer of the Company, and Mr. Wilson, Heska's Chief Executive Officer and President, are not considered independent.

Audit Committee

Our Audit Committee has the following primary responsibilities and powers:

- appoint and replace our independent auditor;
- compensate and oversee the work of our independent auditor;
- select, retain, compensate, oversee and terminate any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services for the Company;
- pre-approve all audit and audit-related services, tax services and permitted non-audit services to be performed by our independent auditor;

- form and delegate authority to subcommittees when appropriate;
- retain special legal, accounting or other advisors;
- make regular reports to the Board, at least annually;
- review and discuss with management and the independent auditor the Company's annual audited financial statements, including disclosures made in management's discussion and analysis and ESG related disclosures, and recommend to the Board whether the audited financial statements should be included in the Company's Form 10-K;
- review and discuss with management and the independent auditor the Company's quarterly financial statements;
- review and discuss with management the Company's quarterly earnings press releases prior to their release;
- discuss with management and the independent auditor significant financial reporting issues and judgements made in connection with the preparation of the Company's financial statements;
- receive reports from management regarding, and review and discuss the adequacy and effectiveness of, the Company's disclosure controls and procedures;
- review and discuss quarterly reports from the independent auditors;
- discuss with management and the independent auditor the effect of regulatory and accounting initiatives;
- discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including, without limitation the incorporation of cybersecurity, data privacy and ESG related risks into the Company's risk assessment and risk management policies;
- discuss with the independent auditor the matters required to be discussed by PCAOB Auditing Standard No. 1301, *Communications with Audit Committees*;
- review disclosures made to the Audit Committee by the Company's CEO and CFO during their certification process for the Form 10-K and Form-Q;
- ensure that the independent auditor is informed of the Audit Committee's understanding of the Company's relationships and transactions with related parties;
- oversee relevant related party transactions governed by applicable accounting standards;
- review and evaluate the senior members of the independent auditor team;
- obtain and review a report from the independent auditor at least annually;
- ensure the rotation of the lead (or coordinating) audit partner;
- recommend to the Board policies for the Company's hiring of current or former employees of the independent auditor;
- meet with the independent auditor regarding the planning and staffing of the audit;
- obtain from the independent auditor assurance that Section 10A(b) of the Exchange Act has not been implicated;
- oversee the Company's compliance program with respect to legal and regulatory requirements;
- oversee and review the adequacy and effectiveness of the Company's cybersecurity, information and technology security, and data privacy programs, procedures and policies;
- establish procedures for the receipt, retention and treatment of reports of potential misconduct; and
- discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Company's financial statements or accounting policies.

During 2022, our Audit Committee met six times. Our Audit Committee consists of Mr. Furlong, as Chair, Mr. Humphrey, Dr. Hasenmaier, and Mr. Davis.

Our Board has determined that each of the current members of our Audit Committee meets the requirements of "independence" as set forth in Section 10A(m)(3) of the Exchange Act, the rules and regulations promulgated by the SEC and the Nasdaq Listing Standards. Our Board has also determined that each of Mr. Furlong, Mr. Humphrey, and Dr. Hasenmaier are qualified as an audit committee financial expert within the meaning of the rules and regulations promulgated by the SEC and each has accounting and related financial management expertise within the meaning of the Nasdaq Listing Standards.

Our Audit Committee has a written charter, which is available on our website at www.heska.com (under the tabs — Investors — Company Information — Corporate Governance). *The Company's website address provided above is not intended to function as a hyperlink, and the information on the Company's website is not and should not be considered part of this proxy statement and is not incorporated by reference herein.*

Compensation Committee

Our Compensation Committee has the following primary responsibilities and powers:

- review and approve the annual base salaries and annual incentive compensation opportunities of the Executive Officers;
- review and approve the following as they affect the Executive Officers: (a) any incentive awards and opportunities, (b) any employment agreements and severance agreements, (c) any change-in-control agreements and change-in-control provisions affecting any elements of compensation and benefits, and (d) any special or supplemental compensation or benefits for Executive Officers and persons who formerly served as Executive Officers;
- review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of those goals and objectives, and recommend to the Board the CEO's compensation levels based on this evaluation;
- review and discuss any Compensation Discussion and Analysis to be included in the Company's proxy statement and Annual Report on Form 10-K;
- produce any annual Compensation Report for including in the Company's proxy statement;
- oversee the Company's compliance with SEC rules and regulations regarding stockholder approval of certain executive compensation matters;
- receive periodic reports on the Company's compensation program as they affect all employees;
- approve and oversee compensation programs involving use of the Company's stock;
- retain, terminate and approve the retention terms and fees of any compensation consultant;
- appoint, compensate and oversee the work of any such compensation consultant, legal counsel or other advisor;
- form and delegate authority to subcommittees when appropriate; and
- make regular reports to the Board.

During 2022, our Compensation Committee met five times. From May 5, 2021 to February 22, 2022 our Compensation Committee consisted of Ms. Maples, as Chair, Mr. Antin, Mr. Humphrey and Mr. Furlong. From February 22, 2022 to present, our Compensation Committee consists of Ms. Maples, as Chair, Mr. Humphrey, and Mr. Furlong.

Our Board has determined that each of the current members of our Compensation Committee meets the requirements of "independence" as set forth in the rules and regulations promulgated by the SEC and the Nasdaq Listing Standards.

Our Compensation Committee has a written charter, which is available on our website at www.heska.com (under the tabs — Investors — Company Information — Corporate Governance). *The Company's website address provided above is not intended to function as a hyperlink, and the information on the Company's website is not and should not be considered part of this proxy statement and is not incorporated by reference herein.*

Corporate Governance Committee

Our Corporate Governance Committee has the following primary responsibilities and powers:

- evaluate the current composition, organization and governance of the Board and its committees, determine future requirements and make recommendations to the Board for approval;
- determine desired Board member skills and attributes and evaluate and propose nominees for election to the Board;
- review Director candidates recommended by stockholders that are submitted in compliance with the Company's bylaws and stockholder nominations and recommendations policy;
- oversee and administer a biennial Board performance evaluation process;
- consider matters of corporate governance and review periodically the Company's corporate governance guidelines and codes of conduct and ethics and recommend proposed changes to the Board for approval;
- consider questions of possible conflicts of interest of Board members and the Company's senior executives and review and approve in advance any proposed related party transactions;
- conduct reviews periodically on succession planning and make recommendations to the Board;
- monitor stock ownership guidelines related to Directors that may be adopted by the Board;
- review and advise the Board on Director compensation matters;
- recommend matters for consideration by the Board and regarding the structure of Board meetings;
- form and delegate to subcommittees when appropriate;
- make regular reports to the Board; and
- retain and terminate any search firm used to identify Director candidates.

During 2022, our Corporate Governance Committee met four times. From February 4, 2021 to February 22, 2022, our Corporate Governance Committee consisted of Mr. Davis, as Chair, Mr. Antin, Ms. Maples, and Dr. Hasenmaier. From February 22, 2022 to present, our Corporate Governance Committee consists of Mr. Davis, as Chair, Ms. Maples, and Dr. Hasenmaier.

Our Board has determined that each of the current members of our Corporate Governance Committee meets the requirements of "independence" as set forth in the rules and regulations promulgated by the SEC and the Nasdaq Listing Standards.

Our Corporate Governance Committee has a written charter, which is available on our website at www.heska.com. In addition, our Corporate Governance Committee prepared, and our full Board has approved, Corporate Governance Guidelines outlining the qualifications, responsibilities and other issues related to our Board's governance role and functions. The document is also available on our website at www.heska.com (under the tabs — Investors — Company Information — Corporate Governance). *The references to the Company's website address provided above is not intended to function as a hyperlink, and the information on the Company's website is not and should not be considered part of this proxy statement and is not incorporated by reference herein.*

Director Qualification and Nomination

The tenure of the Directors serving on our Board varies from two years to twelve years. All of our Directors have gained Company and industry specific knowledge as a result. The experience, qualifications, attributes or skills that qualify our Directors to serve on our Board are discussed on a Director-by-Director basis in the "Election of Directors" section of this document as well as in this "Board Structure and Committees" section. None of our Directors are serving as a result of one specific qualification. It is the breadth of their individual experiences and the manner in which they complement each other as a group that make them individually and collectively attractive Directors.

Our Corporate Governance Committee does not have an established policy for minimum qualifications of Director nominees or appointees. However, pursuant to our Corporate Governance Committee Charter, we believe that it is in the best interests of the Corporation and its stockholders to obtain highly qualified candidates for the Board. Our Corporate Governance Committee seeks candidates with excellent decision-making ability, business experience, relevant experience, personal integrity and reputation as candidates for nomination and appointment.

Our Corporate Governance Committee does not have an established policy for diversity of Director nominees or appointees. However, we believe diversity is inherent in our approach of seeking high quality individuals with complementary skills to create a group dynamic and decision-making process that is even stronger than would be obtained by the mere summation of its individual contributors in isolation. While not an established policy, in 2021, our Corporate Governance Committee adopted an overriding principle named the "Wilson Rule" to seek qualified and diverse candidates as new Director openings become available.

In 2020, our Corporate Governance Committee formalized its process for identifying and evaluating nominees or appointees for Director. Our Corporate Governance Committee determines desired Board member skills and attributes and conducts searches for prospective Director candidates whose skills and attributes reflect those desired. This analysis may start with a Board evaluation, including determination of areas of strength and areas for improvement. Particular skills and experience may be desired in areas of improvement. Our Corporate Governance Committee may determine guidelines and parameters for a search for an individual with the desired skills and experience. Our Corporate Governance Committee will evaluate candidates identified by its own initiative as well as candidates referred to it by other members of the Board, by the Company's management, or by external sources, such as a third-party executive search firm. Our Corporate Governance Committee has adopted a policy stating it will not consider unsolicited applications for Board membership.

Our Corporate Governance Committee will also consider nominees recommended by stockholders provided such recommendations are made in accordance with our Bylaws and the procedures described in this proxy statement under "Questions and Answers About the Proxy Materials and the 2023 Annual Meeting". Although to date no stockholder has presented any candidate for Board membership to us, it is expected that recommendations from stockholders would generally be considered in the same manner as recommendations by a Director or an Officer of the Company.

Director Resignation Policy

Pursuant to our bylaws, Directors are elected by a plurality vote. The Board has adopted a Director Resignation Policy pursuant to which, in uncontested elections of Directors in which the number of nominees does not exceed the number of Directors to be elected, the Board will nominate for election or re-election only candidates who agree that if, in an uncontested election of Directors, the nominee receives a greater number of votes "withheld" from his or her election than votes "for" his or her election (a "Majority Withhold Vote"), the nominee will tender, within five days following the certification of the stockholder vote, an irrevocable offer of resignation to the Chair of the Board. The offer of resignation shall be conditional upon acceptance by the Board, following consideration of the offer by the Board and the Corporate Governance Committee. When a nominee fails to receive the required number of votes for reelection and the resignation offer takes effect, the Corporate Governance Committee will promptly consider the offer and recommend to the Board whether to accept or reject it. The Board then will, within 90 days following certification of the stockholder vote, act on the Corporate Governance Committee's recommendation. The Company will disclose in a filing with the SEC or a widely-disseminated press release the Board's decision to accept or reject the resignation offer, including its rationale.

The Corporate Governance Committee, in making its recommendation, and the Board, in making its decision, will consider the best interests of the Company and its stockholders and may consider any factors or information it deems relevant, including but not limited to: (i) the stated reasons, if any, why stockholders withheld their votes; (ii) possible alternatives for curing the underlying cause of the withheld votes; (iii) the Director's tenure; (iv) the Director's qualifications; (v) the Director's past and expected future contributions to the Company; and (vi) the overall composition of the Board and its committees.

In addition, the Corporate Governance Committee and the Board may consider a range of alternatives in determining what action to take, including but not limited to: (i) accepting the resignation; (ii) rejecting the resignation, including with conditions for the Director's continued service; (iii) rejecting the resignation to allow the Director to remain on the Board but agreeing that the Director will not be nominated for re-election upon expiration of the Director's term; or (iv) deferring acceptance of the Director's resignation until the Board can find a replacement Director with the necessary qualifications to fill the vacancy that accepting the resignation would create.

Any Director who fails to receive the required number of votes will not participate in the deliberations or voting by the Corporate Governance Committee or the Board with respect to the Director's resignation offer.

If a Director's resignation offer is not accepted by the Board, that Director will continue to serve for the term for which he or she was elected and until his or her successor is duly elected, or his or her earlier resignation or removal. If a Director's resignation offer is accepted by the Board, then the Board, in its sole discretion in accordance with the our bylaws, may fill any resulting vacancy or may decrease the size of the Board.

Stockholder Communication with our Board

Stockholders can contact our Board, any Committee thereof, or any Director in particular, by writing to them, c/o Heska Corporation, 3760 Rocky Mountain Avenue, Loveland, Colorado 80538, Attn: Corporate Secretary. We will forward any correspondence sent in the foregoing manner to the appropriate addressee without review by management.

Commitment to Corporate Responsibility and Stewardship

The Company is committed to corporate responsibility and stewardship. Driven by oversight from the Board and executive leadership, we are promoting and engaging environmental, social and governance ("ESG") priorities throughout the organization to align activities and resources with sound practices and accountability. The Board's Governance Committee, in collaboration with key management, is responsible for advancing the Company's ESG strategy with input and execution from a cross-functional team consisting of Legal, Human Resources, Finance, Operations, Supply Chain and Procurement, Research and Development, Product Quality and Safety, Data Privacy and Security, and business leaders. Members of the cross-functional team periodically engage with external stakeholders such as shareholders and industry experts regarding best practices and initiatives. In addition, ESG-related risks and opportunities are identified and assessed as part of the Board's regular discussions and meetings, at least annually, including matters related to human capital management; diversity, equity and inclusion; sustainability within supply chain; and environmental management practices.

Hedging Company Securities

Our Directors and Executive Officers may not engage in pledging or hedging transactions, or other transactions designed to hedge or offset any decrease in the market value of our securities. These restrictions do not apply to other employees of the Company.

Board Diversity Matrix

The following table presents certain information with respect to the composition of the Company's Board as of March 6, 2023.

Board Diversity Matrix (as of March 6, 2023)		
Total Number of Directors	8	
	Female	**Male**
Part I: Gender Identity		
Directors	1	7
Part II: Demographic Background		
African American or Black	0	1
White	1	6

DIRECTOR COMPENSATION

The form and amount of compensation paid to the non-employee Directors is periodically reviewed by our Corporate Governance Committee. Any revisions to our Director compensation program are recommended by our Corporate Governance Committee and approved by our Board.

Our employee Directors do not receive any separate compensation for Board activities.

Non-Employee Director Compensation

Under our current Director compensation program, on the date of each Annual Meeting of Stockholders each non-employee Director receives restricted stock awards valued at $125,000 (the "Annual Director Grant"). These grants vest in full on the later of (i) the one year anniversary of the date of grant and (ii) the Company's next Annual Meeting of Stockholders. Such vesting is generally subject to the non-employee Director's continued service with the Company through the vesting period. Any non-employee Director appointed or elected between Annual Meetings is granted a pro-rata restricted stock award which vests on the same schedule outlined above.

Each non-employee Director also receives an annual cash retainer in the amount of $55,000, with the Chair of the Board receiving an additional amount of $50,000 per year ($105,000 total). The Company pays the annual retainers in quarterly installments on the first business day of each calendar quarter, subject to the non-employee Director's continued service to the Company as a non-employee Director on such date.

Non–employee Directors are additionally provided a quarterly $1,000 stipend for customary and usual travel and other expenses incurred in connection with their services on the Board. These stipends are only paid when travel is required for in-person attendance. Travel and other expenses that exceed the fixed sum are eligible for reimbursement.

Director Compensation Table

The following table presents the compensation earned by or paid by the Company to the non-employee Directors for the year ended December 31, 2022.

Director Compensation

Name	Fees Earned Or Paid in Cash ($)	Stock Awards ($) (1) (2)	All Other Compensation ($) (3)	Total ($)
Robert L. Antin	55,000	124,936	4,000	183,936
Stephen L. Davis	55,000	124,936	4,000	183,936
Mark F. Furlong	55,000	124,936	4,000	183,936
Dr. Joachim A. Hasenmaier	55,000	124,936	4,000	183,936
Scott W. Humphrey (4)	105,000	124,936	4,000	233,936
Sharon J. Maples	55,000	124,936	4,000	183,936
David E. Sveen, Ph.D.	55,000	124,936	4,000	183,936

(1) These amounts represent the aggregate grant date fair value of stock awards granted in 2022 as calculated pursuant to Financial Accounting Standards Board Accounting Standards Codification Topic 718. The methodology and assumptions used in the valuation of stock awards can be found in our 2022 Form 10-K in Note 12 "Capital Stock" of the Notes to Consolidated Financial Statements.
(2) As of December 31, 2022, each of our non-employee Directors held the following unvested restricted stock awards and outstanding options:

2022 Outstanding Awards to Directors

Name	Unvested Shares	Outstanding Options
Robert L. Antin	1,107	—
Stephen L. Davis	1,107	—
Mark F. Furlong	1,107	—
Dr. Joachim A. Hasenmaier	1,107	—
Scott W. Humphrey	1,107	—
Sharon J. Maples	1,107	3,571
David E. Sveen, Ph.D.	1,107	—
All Directors (7 persons)	**7,749**	**3,571**

(3)   These amounts represent the quarterly travel stipends.

(4)   Mr. Humphrey was paid all cash retainers and his annual travel stipend through Chumley Enterprises, LLC.

2022 Equity Grants to Directors

Name	Grant Date	Number of Shares	Grant Date Closing Share Price ($)	Stock Value of Stock Award ($)
Robert L. Antin	5/4/2022	1,107	112.86	124,936
Stephen L. Davis	5/4/2022	1,107	112.86	124,936
Mark F. Furlong	5/4/2022	1,107	112.86	124,936
Dr. Joachim A. Hasenmaier	5/4/2022	1,107	112.86	124,936
Scott W. Humphrey	5/4/2022	1,107	112.86	124,936
Sharon J. Maples	5/4/2022	1,107	112.86	124,936
David E. Sveen, Ph.D.	5/4/2022	1,107	112.86	124,936

Non-Employee Director Stock Ownership Guidelines

Each of our non-employee Directors is required to hold shares of Common Stock at least equal in value to three times (3x) the annual cash retainer for Board service (the "Director Ownership Guideline"). Non-employee Directors are required to achieve this level of ownership on or before the fifth anniversary of the date such Director became a member of the Company's Board.

For purposes of Heska's stock ownership guidelines, a non-employee Director's stock ownership includes all shares of Common Stock owned outright by the Director and by his or her immediate family members (spouse and dependent children), and any shares held in trust for the benefit of the Director and/or his or her immediate family members. Unvested restricted stock and unexercised stock options are excluded from the calculation of stock ownership under the Director Ownership Guideline.

As the Company's current cash retainer for non-employee Directors is $55,000, the Director Ownership Guideline currently requires Directors to hold at least $165,000 in shares of Common Stock. As of December 31, 2022, each of our non-employee Directors held shares in excess of this value or was within the time frame available for meeting the ownership requirement.

PROPOSALS TO BE VOTED ON
PROPOSAL NO. 1
ELECTION OF DIRECTORS

We are to elect eight Directors at our 2023 Annual Meeting: Robert L. Antin, Stephen L. Davis, Mark F. Furlong, Dr. Joachim A. Hasenmaier, Scott W. Humphrey, Sharon J. Maples, David E. Sveen, Ph.D., and Kevin S. Wilson. Directors elected at our 2023 Annual Meeting are to hold office for a one-year term expiring at our 2024 Annual Meeting (or until their respective successors are elected and qualified, or until their earlier death, resignation or removal).

Nominees for Election

Robert L. Antin, age 73, has served us as a Director since November of 2020. Mr. Antin was a founder of VCA Antech, Inc. ("VCA"), a publicly traded national animal healthcare company (NASDAQ: WOOF) that provides veterinary services, diagnostic testing and various medical technology products and related services to the veterinary market. Mr. Antin has served as a Director, Chief Executive Officer and President at VCA since its inception in 1986. From September 1983 to 1985, Mr. Antin was President, Chief Executive Officer, a Director and co-founder of AlternaCare Corp., a publicly held company that owned, operated and developed freestanding out-patient surgical centers. From July 1978 until September 1983, Mr. Antin was an officer of American Medical International, Inc., an owner and operator of health care facilities. Mr. Antin received his Bachelor's degree from the State University of New York at Cortland and his MBA with a certification in hospital and health administration from Cornell University. Mr. Antin's executive experience in the veterinary industry provides an excellent background for service on the Board.

Stephen L. Davis, age 65, has served us as a Director since August of 2020. Mr. Davis is the Chairman and Founder of the Will Group. He created Electrical Resource Management, the first Will Group company, in 1986 to honor the legacy of his father William E. Davis, who was known for his integrity and hard work. Since then, the Will Group has established several more companies to provide diverse lighting products, data and communications technologies, manufacturing, and services to metropolitan areas around the world. The Will Group has generated hundreds of local jobs, highlighted by its offender reentry program, and won many large-scale projects over the years, regularly contracting with utility, industrial, and commercial organizations across the United States. Embodying its mantra, "Where there's a Will, there's a Way," the Will Group has consistently been recognized as one of the country's Top 100 Black Businesses by Black Enterprise Magazine. Mr. Davis currently serves on the Board of the Trust Company of Illinois, PMI Energy Solutions, and Inland Real Estate Trust, specifically on Inland's Audit and Compensation committees. Mr. Davis previously served on the Board of Wheaton Bank and Trust, specifically on the Loan committee, and he is currently a member of the Economic Club of Chicago and the University Club of Chicago. With a strong commitment to philanthropy, Mr. Davis created the William and Mary Davis foundation which funds programs to help underprivileged individuals find purpose and empowerment. His philanthropic work includes founding the Tuskegee NEXT Foundation, which is focused on training the next generation of African-American pilots, Purpose by Design, a mentoring program for teens in under-resourced and at-risk communities, and Haymarket Center of Chicago, which provides support services to people and families with chemical dependencies. Mr. Davis's financial and corporate governance experience provides valuable insight to the Board.

Mark F. Furlong, age 65, has served us as a Director since March 2019. Mr. Furlong retired as President and Chief Executive Officer of BMO Harris Bank, N.A. in June 2015, a role he held from 2011. He joined Marshall & Ilsley in 2001 as Chief Financial Officer, was elected President in 2004, Chief Executive Officer in 2007, and Chairman in 2010. Prior to joining Marshall & Ilsley, he was Chief Financial Officer of Old Kent Financial Corp.; First Vice President, Corporate Development, for H. F. Ahmanson & Company; and an audit partner for Deloitte & Touche LLP. Mr. Furlong also is a member of the boards of Directors of Kforce Inc. and Antares Capital. Mr. Furlong is also active in numerous civic and charitable activities. He is a former Chair of Chicago United and Leap Innovations, is a former board member of the Chicago Board of

Education and the Chicago Teachers Pension Fund. He is currently a member of the board of Directors for Common Ground Foundation and HomeRising. Mr. Furlong's experience includes his role as an audit partner, serving as Chief Financial Officer and Chief Executive Officer, and his background in finance and his experience serving on boards contribute valuable insight and experience to the Board.

Dr. Joachim A. Hasenmaier, age 62, has served us as a Director since January of 2021. Dr. Hasenmaier served as a Member of the Board of Managing Directors of C.H. Boehringer Sohn AG & Co. KG ("BI") from October 1, 2012 until his retirement in 2019, responsible for the Corporate Board Division Consumer Health Care and Animal Health. He received a veterinary medical degree (DVM) in 1986 from Ludwig-Maximilians-University, Munich, where he entered into a microbiological research program until 1989 receiving his Doktor med. vet. (PhD) degree. He completed his education with a Master in Management from Kellogg Business School, Chicago, USA in 1991. Prior to joining BI he worked in various positions for various international companies in Germany, Japan, Mexico and Brazil. In 2002 he joined Boehringer Ingeheim as Corporate Senior Vice President for Boehringer Ingelheim Animal Health. In 2011 he took over the regional responsibility for Prescription Medicine in NECAR (UK/Ireland, Nordics, Benelux, Canada, Australia/New Zealand). He held this position until he became Member of the Board of Managing Directors at C.H. Boehringer Sohn AG & Co. KG in October 2012. Dr. Hasenmaier's executive experience in the animal health and consumer healthcare industry provides an excellent background for service on the Board. Dr. Hasenmaier is an active member of the Rotary Club Ingelheim for more than 20 years. Through Rotary and private projects Dr. Hasenmaier tries to fight poverty and to give young, less favored people a fair chance to succeed in life.

Scott W. Humphrey, age 52, has served us as a Director since June 2017 and as our Board Chair from October 2018 to the present. Mr. Humphrey is a semi-retired executive, having spent the first chapter of his professional life as an investment banker and the second chapter in the non-profit arena. Most recently, he served as the President & CEO of One Hope United (OHU), a diversified, multi-state social services provider, a position he held from August 2015 to February 2018. Mr. Humphrey also does private investing and periodically serves in advisory board roles for several for-profit organizations. At the time of his retirement from investment banking in 2015, Mr. Humphrey was a Senior Advisor/Vice Chair for BMO Capital Markets (BMO), the US investment banking business of the Bank of Montreal, where he was responsible for corporate board relationship development and financial advisory assignments. He joined BMO in 2007 as the Head of U.S. Mergers & Acquisitions and, in early 2012, expanded his responsibility to include the Industrial Investment Banking business. Prior to joining BMO Capital Markets, Mr. Humphrey spent almost ten years with Deutsche Bank as a Managing Director focusing on global mergers and acquisitions. Given his global business and financial market background, he is a financial expert and provides expertise with respect to the Company's strategic planning as well as advising on various capital market and stockholder matters. In the non-profit arena, Mr. Humphrey serves on the Board of Nexus Family Healing, a multi-state social services provider, and the Lake County Community Foundation, a regional foundation serving the needs of the residents of Lake County (IL). He also serves on the President's Council of Kids Above All, an Illinois-based social services provider. Mr. Humphrey holds a BS in Finance and Economics from the University of Arizona and a Master's in Public Policy and Administration from Northwestern University.

Sharon J. Maples, age 62, has served as a Director since July 2011. She served as Board Chair from October 2015 to October 2018 and was Lead Director for a year prior to her time as Board Chair. Ms. Maples currently serves as Principal and CEO of SLR Associates, LLC. a healthcare strategy consulting firm. Ms. Maples served as Chief Executive Officer for University of Texas Southwestern ("UTSW") Hospitals, Dallas, Texas from 2004 to 2011. Prior to joining UTSW, Ms. Maples was Chief Operating Officer of Anne Arundel Health System in Annapolis, Maryland. She has held additional executive roles leading top healthcare organizations including serving as the Chief Operating Officer of the University of Nebraska Medical Center, Omaha Nebraska, and as a Vice President responsible for service line growth and development as well as operational accountability at Inova Fairfax and Inova Mt. Vernon Hospitals, Inova Health System, Fairfax Virginia. Ms. Maples is a board member with a track record of strategic success, mentoring and financial turnaround. She is a health care executive with hospital and health system experience at the CEO and COO level, leading academic medical centers, community based health systems and specialty hospitals. Currently, Ms. Maples serves as an Advisory Board member for the University of Texas at Dallas (UTD) Center for Healthcare Leadership and Management, Jindal School of Management and to the Dallas County Initiative to end the HIV Epidemic. She is a member of the Executive Leadership team for Texas Scottish Rite Hospital for Children and member of the International Women's Foundation (IWF). She currently serves Texas Women's Ventures, LLC. as a member and has also served as a portfolio advisor. Ms. Maples is former Chair of American Heart Association's "Go Red for Women" annual initiative and former Board member of the American Hospital Association Regional Planning Board. She has served on the Dallas-Fort Worth Hospital Council Board of Directors and The University of Iowa Health Management Alumni Board, where she served as Chair. She has held Board positions at Digi Works Corporation, a privately held data mining services and analytics company and Anthelio, a privately held information technology and software company. Ms. Maples holds a BBA (Business Administration) and MA (Hospital and Health Administration) from the University of Iowa, Iowa City, Iowa. Ms. Maples's executive experience in the healthcare industry leading major healthcare companies and advising companies at both the executive and board level regarding strategic growth and operational integration provide an excellent background for service on the Board.

David E. Sveen, Ph.D., age 66, has served us as a Director since November 2013. He is the Executive Chair and Managing Director of Cedarstone, an operations, analytics and strategy consulting practice for nonprofit organizations, which he founded in 1993. He is also currently the President of the Domanada Foundation. His professional background includes 13 years in senior management with investment banking firm Griffin, Kubik, Stephens and Thompson, an adjunct assistant professorship of Christian Formation and Ministry at Wheaton College since 1995 and service on several profit and nonprofit boards. Dr. Sveen holds a Ph.D. degree from Trinity Evangelical Divinity School, an MBA from DePaul University, an MA from Wheaton Graduate School, and a B.S. degree from Northern Illinois University. Dr. Sveen brings to the board extensive leadership experience, financial and accounting knowledge and executive level management capability.

Kevin S. Wilson, age 51, has been our Chief Executive Officer and President since March 31, 2014. He previously served as our President and Chief Operating Officer from February 2013 to March 2014. Mr. Wilson is a founder, member and officer of Cuattro, LLC, Cuattro Software, LLC, and Cuattro Medical, LLC, which, since 2008, have been involved in developing technologies for digital imaging. Mr. Wilson served on the board of various private, non-profit, and educational organizations from 2005 to the present. He was a founder of Sound Technologies, Inc., a diagnostic imaging company, in 1996, which was sold to VCA Antech, Inc. in 2004, after which Mr. Wilson served as Chief Strategy Officer for VCA Antech, Inc. until 2006. Mr. Wilson attended Saddleback College. Mr. Wilson brings to the Board extensive executive leadership and relationships experience in the animal health industry, including the management of operations, sales, service, product development, business development, and support.

If a Director or any alternative nominee is unable or declines to serve as Director at the time of the 2023 Annual Meeting, the proxyholders intend to vote for such other candidate or candidates who may be nominated by the Board.

Recommendation of our Board of Directors

Our Board recommends a vote **FOR** the election of all eight nominees.

PROPOSAL NO. 2

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Board is submitting the appointment of Grant Thornton LLP ("Grant Thornton") as the Company's independent registered public accounting firm for stockholder ratification at the 2023 Annual Meeting. A representative of Grant Thornton is expected to be present at the Annual Meeting and will have an opportunity to make a statement if the representative desires to do so. Such representative also is expected to be available to answer questions at the meeting.

Stockholder ratification of the appointment of Grant Thornton as our independent registered public accounting firm is not required by our Bylaws or otherwise. Our Board, however, is submitting the appointment of Grant Thornton to the stockholders for ratification as a matter of good corporate governance practice. If stockholders fail to ratify the appointment, our Audit Committee will reconsider whether or not to retain Grant Thornton as our independent registered public accounting firm, although our Audit Committee maintains the full discretion to continue to retain Grant Thornton in such a circumstance. Even if the appointment is ratified, our Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interest of the Company and its stockholders.

Recommendation of our Board of Directors

Our Board recommends a vote **FOR** the ratification of Grant Thornton as our independent registered public accounting firm for the fiscal year ending December 31, 2023.

PROPOSAL NO. 3

APPROVAL OF AN AMENDMENT TO THE HESKA CORPORATION EQUITY INCENTIVE PLAN TO INCREASE THE NUMBER OF SHARES AUTHORIZED FOR ISSUANCE THEREUNDER BY 100,000 SHARES

We currently maintain the Heska Corporation Equity Incentive Plan (the "Stock Plan") for the purpose of promoting the long-term success of the Company and the creation of stockholder value by (a) encouraging employees, outside Directors and consultants to focus on critical long-range objectives, (b) encouraging the attraction and retention of employees, outside Directors and consultants with exceptional qualifications and (c) linking employees, outside Directors and consultants directly to stockholder interests through increased stock ownership. The Stock Plan serves as an important part of our overall compensation program. The number of shares available for issuance under the Stock Plan, however, is believed to be insufficient for future needs. The Board adopted, subject to the approval of our stockholders, a proposed amendment to increase the number of shares of Common Stock authorized for issuance under the Stock Plan.

Summary of Proposed Amendment to the Stock Plan

As of March 6, 2023, we had an aggregate of 1,150,318 shares authorized for issuance under the Company's Equity Incentive Plan or prior equity incentive plans (the "Prior Plans") of which approximately 1,059,741 shares had previously been issued under the Equity Incentive Plan or the Prior Plans or were reserved for issuance pursuant to outstanding awards under the Equity Incentive Plan or the Prior Plans, leaving approximately 90,577 shares of Common Stock available for future issuance under the Equity Incentive Plan.

If the Stock Plan amendment is approved, the aggregate number of shares of Common Stock available for awards under the plan will be increased by 100,000 (representing approximately 0.92% of our shares outstanding as of March 6, 2023), so that the new total of shares authorized for issuance as under the Stock Plan will be 1,250,318. Assuming none of the unexercised options as of March 6, 2023 are exercised and none of the unvested restricted shares or restricted stock units as of March 6, 2023 vest, the total number of shares available for new awards under the Stock Plan, as amended would be 804,999. Conversely, assuming all such unexercised options are exercised and unvested restricted shares and restricted share units vest, the total number of shares available for new awards under the Stock Plan, as amended, would be 190,577.

After consultation with management and Willis Towers Watson, the Compensation Committee's independent compensation consultant, the Board has determined the need to increase the shares authorized under the Stock Plan in order to give the Company flexibility recruiting new members of its management team and retaining and rewarding its existing management team. Willis Towers Watson has advised the board on median equity requirements for management positions and, based on current grant practices and the Company's current stock price, the Board currently believes that 100,000 shares will be sufficient to meet these needs in the next year. The Company expects to continue with a yearly share authorization request of between 75,000 and 125,000 shares a year (representing approximately 0.7%-1.2% of our shares outstanding as of March 6, 2023).

As of March 6, 2023, there were 10,871,518 common shares outstanding. In addition, as of March 6, 2023, approximately 90,577 shares of Common Stock were available for future issuance under the Stock Plan and the following equity awards were outstanding as of the same date (assuming full achievement of any applicable performance-conditions for performance-based awards):

- Outstanding options: 339,272 (weighted average remaining life of 5.3 years and weighted average exercise price of $62.95)
- Outstanding performance stock options: 244,800 (weighted average remaining life of 6.6 years and weighted average exercise price of $80.48)
- Non-vested restricted stock units: 30,350
- Non-vested restricted stock awards: 475,879

Summary of Stock Plan

Below is a summary of the material terms of the Stock Plan. This summary is qualified by reference to the full text of the Stock Plan, as proposed to be amended, which is included as Appendix A hereto.

General. The purpose of the Stock Plan is to promote the long-term success of the Company and the creation of stockholder value by (a) encouraging employees, outside Directors and consultants to focus on critical long-range objectives, (b) encouraging the attraction and retention of employees, outside Directors and consultants with exceptional qualifications and (c) linking employees, outside Directors and consultants directly to stockholder interests through increased stock ownership. The Stock Plan seeks to achieve this purpose by providing for restricted stock awards, restricted stock units, options (which may constitute incentive stock options or non-qualified stock options), stock appreciation rights, other cash-based awards, or other stock-based awards.

Effective Date and Expiration. The Stock Plan became effective on May 5, 2021. The Stock Plan has no predetermined expiration date, although incentive stock options may not be granted under the Stock Plan after February 18, 2031. Awards made prior to any termination or suspension of the Stock Plan may extend beyond that date.

Administration. The Stock Plan must be administered by a committee of two or more independent Directors appointed by the Board, which is currently the Compensation Committee (the "Committee"). The Committee has full authority to interpret the Stock Plan and to establish rules for its administration. To the fullest extent permitted by law, the Committee may delegate to one or more officers of the Company the authority to designate the individuals, other than Section 16 officers or Directors of the Company, who are eligible to receive awards pursuant to the terms of the Plan, who will receive awards under the Plan and the size of each such grant.

Eligibility for Awards. Awards can be made to any employee, outside Director or consultant selected to receive an award under the Stock Plan. Only employees, however, are eligible to receive incentive stock options. As of March 6, 2023, approximately 879 employees and our seven non-employee Directors were eligible to receive awards under the Stock Plan.

Determination of Amount and Form of Award. The amount and form of individual awards is determined by the Committee or its delegate, subject to the limitations of the Stock Plan.

Shares Subject to the Plan; Other Limitations on Awards. Subject to certain adjustments, the maximum number of shares of our Common Stock that may be issued pursuant to new awards under the Stock Plan, as proposed to be amended, is 450,000 plus the 800,318 shares of our Common Stock that remained available for grant under the Prior Plans as of May 5, 2021. The closing price of a share of our Common Stock as reported on the Nasdaq stock market on March 6, 2023 was $86.06.

Shares subject to an award under the Stock Plan or under one of the Prior Plans that is canceled, forfeited, settled in cash or expired without having been exercised or paid will again be available (or will be made available) for future awards under the Stock Plan. On the other hand, shares of our Common Stock that are (i) tendered in payment of options, (ii) withheld from any award to satisfy a participant's tax withholding obligations, or (iii) subject to a stock appreciation right that are not issued in connection with its stock settlement on exercise, in each case, will not be available for future awards under the Stock Plan. In addition, Common Shares repurchased by the Company using the proceeds from an option exercise will not be made available for issuance or delivery under the Stock Plan. Shares of Common Stock issued pursuant to the Stock Plan may be authorized but unissued shares or treasury shares, or shares reacquired by the Company in any manner.

In addition, the Stock Plan limits compensation paid to each outside Director in respect of his or her service as an outside Director, including cash fees and incentive equity awards (based on their grant date fair value for financial reporting purposes), to a maximum of $300,000 per fiscal year. Compensation will be counted toward this limit in the year in which it is earned and not when paid or settled in the event that payment is deferred.

Minimum Vesting Provision. Awards are subject to a minimum vesting period of one year or, for awards made to outside Directors, on the earlier of one year or the date of the next regular annual meeting of the Company's stockholders that is at least 50 weeks after the immediately preceding year's annual meeting. However, awards for which vesting is accelerated in the event of a participant's death or disability or upon the occurrence of a change in control will not be subject to this one-year minimum vesting requirement. Additionally, the Committee may grant awards covering 5% or less of the total number of shares authorized for issuance under the Stock Plan without regard to the minimum vesting requirement.

Stock Options. The Committee may grant non-qualified options and options intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). The Committee generally determines the terms and conditions of all options granted, subject to the terms of the Stock Plan. Options vest in accordance with a vesting schedule determined by the Committee, and the Committee may impose additional conditions, restrictions or terms on the vesting of any option, including the full or partial attainment of performance goals. The term of an incentive stock option cannot exceed ten years from the date of grant. The option price of an incentive stock option must be not less than 100% of the fair market value of a share of our Common Stock on the date of grant.

The option price may be paid in cash, with shares of our Common Stock, through a broker-assisted "cashless" exercise procedure or with such other acceptable form of valid consideration and method of payment as may be determined by the Committee.

Restricted Stock Awards. The Committee may also issue or transfer shares of our Common Stock to a participant as a restricted stock award under the Stock Plan. Restricted stock awards are subject to certain conditions and restrictions during a specific period of time, such as the participant remaining in the employment of the Company or a subsidiary and/or the attainment of certain pre-established performance goals. The shares cannot be transferred by the participant prior to the lapse of the restriction period and/or the attainment of the performance goals. The participant is entitled to vote restricted stock awards during the restriction period. Unless otherwise provided in the award agreement, restricted stock awards will receive also dividends; provided, that any such dividends will be accumulated and paid at the time (and only to the extent) that the underlying restricted stock awards vest.

Restricted Stock Units. A restricted stock unit is a right to receive shares of Common Stock (or their cash equivalent) at a specified date in the future, subject to forfeiture of such right. If the restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit grant, the Company must deliver to the holder of the restricted stock unit shares of Common Stock (or their cash equivalent). In the Committee's discretion, holders of restricted stock units may be entitled to receive dividend equivalents; provided, that any such dividend equivalents will be accumulated and paid at the time (and only to the extent) that the underlying restricted stock units vest. A participant holding restricted stock units will have no rights as a stockholder with respect to the shares subject to the restricted stock units until all restrictions have been lifted and the shares have been issued to the participant.

Stock Appreciation Rights. A stock appreciation right entitles the holder to receive an amount equal to the difference between the fair market value of a share of Common Stock on the exercise date and the exercise price of the stock appreciation right (which may not be less than 100% of the fair market value of a share of our Common Stock on the grant date), multiplied by the number of shares of Common Stock subject to the stock appreciation right (as determined by the Committee). Like other awards under the Stock Plan, stock appreciation rights will be subject to vesting and forfeiture provisions as determined by the Committee.

Other Stock-Based Awards. Under the Stock Plan, we may grant or sell to any participant unrestricted Common Stock, dividend equivalent rights and/or other awards denominated in or valued by reference to our

Common Stock. A dividend equivalent is a right to receive payments, based on dividends declared or paid with respect to shares of our Common Stock.

Other Cash-Based Awards. We may grant cash awards under the Stock Plan, including cash awards as a bonus or based upon the attainment of certain performance goals.

Performance Based Awards. Under the Stock Plan, the Committee may grant any award type subject to vesting based on the achievement of performance goals or the vesting of which is accelerated based on the achievement of performance goals. Such performance-goals will be established in the Committee's sole discretion.

No Repricing of Options or Stock Appreciation Rights. The exercise price of stock options or stock appreciation rights may not be reduced without stockholder approval. This means that the Committee may not take any of the following actions without stockholder approval:

- Amend a stock option or stock appreciation right to reduce its option price;
- Cancel a stock option or stock appreciation right in exchange for a new option with a lower exercise price;
- Cancel a stock option or stock appreciation right in exchange for a different type of award that has a value that is greater than the excess of the fair market value of the applicable shares on the date of such payment over the exercise price;
- Authorize, in lieu of the exercise or in exchange for the cancellation of a stock option or stock appreciation right, the payment of cash in an amount that is greater than the excess of the fair market value of the shares of Common Stock on the date of such payment over the exercise price; or
- Take any other action (whether in the form of an amendment, cancellation or replacement grant) that has the effect of repricing a stock option or stock appreciation right without stockholder approval.

Changes in Capitalization. In the event of a subdivision of our outstanding shares of Common Stock, a declaration of a dividend payable in shares, a declaration of a dividend payable in a form other than shares in an amount that has a material effect on the price of shares, a combination or consolidation of the outstanding shares (by reclassification or otherwise) into a lesser number of shares, a recapitalization, a spin-off or a similar occurrence, such that an adjustment is appropriate to prevent dilution or enlargement of the benefits intended to be made available under the Stock Plan, then the Committee may make appropriate adjustments in the maximum aggregate number and kind of shares issuable under the Stock Plan and the number and kind of shares and the exercise price per share subject to outstanding awards.

Change in Control. An award agreement may provide that an award will become fully vested and exercisable in the event of a change in control.

Amendment. The Board can amend, suspend or terminate the Stock Plan. An amendment of the Stock Plan will be subject to our stockholders' approval only to the extent required by law or the requirements of the Nasdaq stock market.

Incorporation by Reference. The foregoing is only a summary of our Stock Plan, as proposed to be amended, and is qualified in its entirety by reference to its full text, a copy of which is attached hereto as Appendix A.

Certain U.S. Federal Income Tax Aspects

The following paragraphs are a summary of the Company's understanding of the general federal income tax consequences to U.S. taxpayers and the Company of awards granted under the Stock Plan. Tax consequences for any particular individual may be different. This summary describes the U.S. federal income tax rules in effect on the date hereof and does not purport to be complete. It does not discuss the tax consequences of a participant's death or the income tax laws of any state or foreign country in which the participant may reside. Participants are encouraged to consult their own tax advisors regarding participation in the Stock Plan.

Incentive Stock Options. No taxable income is reportable when an incentive stock option is granted or exercised (except for purposes of the alternative minimum tax, in which case taxable income is the same as for nonstatutory stock options). If the participant exercises the option and then later sells or otherwise disposes of the shares more than two years after the grant date and more than one year after the exercise date, the difference between the sale price and the exercise price will be taxed as capital gain or loss. If the participant exercises the option and then later sells or otherwise disposes of the shares before the end of the two- or one-year holding periods described above, he or she generally will have ordinary income at the time of the sale equal to the fair market value of the shares on the exercise date (or the sale price, if less) minus the exercise price of the option if the sale price exceeds the exercise price.

Nonstatutory Stock Options. No taxable income is reportable when a nonstatutory stock option, which also may be referred to as a nonqualified stock option, is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the excess of the fair market value (on the exercise date) of the shares purchased over the exercise price of the option. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Stock Awards. A participant will not have taxable income upon grant unless he or she elects to be taxed at that time by filing an 83(b) election pursuant to Section 83(b) of the Code. Instead, he or she will recognize ordinary income at the time of vesting equal to the fair market value (on the vesting date) of the vested shares.

Stock Appreciation Rights. A participant who is granted a stock appreciation right will not recognize ordinary income upon receipt or vesting of the stock appreciation right. At the time of exercise, however, the participant will recognize ordinary income equal to the value of any cash received and the fair market value of any shares received. The participant's tax basis in any shares received will be the fair market value on the date of exercise and, if the shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of the shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the stock is a capital asset of the participant) depending upon the length of time such shares were held by the participant.

Restricted Stock Units. A participant who is granted a restricted stock unit will not recognize ordinary income upon the receipt of the restricted stock unit, but rather will recognize ordinary income in an amount equal to the fair market value of the shares (or value of the cash paid) at the time of settlement.

Other Stock-Based and Other Cash-Based Awards. In the case of other stock-based and other cash-based awards, depending on the form of the award, a participant generally will not be taxed upon the grant of such an award, but, rather, will generally recognize ordinary income when such an award vests or otherwise is free of restrictions.

Tax Effect for the Company. The Company generally will be entitled to a tax deduction in connection with an award under the Stock Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonstatutory stock option or a stock appreciation right or the settlement of a restricted stock unit). Section 162(m) of the Code may limit the deductibility of compensation paid to certain of our Executive Officers.

Existing Plan Benefits

No awards made under the Stock Plan prior to the date of the Annual Meeting were granted subject to stockholder approval of this Proposal 3. The following table sets forth information with respect to stock options and stock awards that have been granted to our Named Executive Officers and the specified groups set forth below under the Stock Plan from the effective date of the plan through March 6, 2023. The amounts reflected below assume the achievement of the maximum level of performance under all performance-based stock options and stock awards.

Name and Principal Position	Stock Options	Stock Awards (Restricted Stock Awards and Restricted Stock Units)
Kevin S. Wilson Chief Executive Officer and President	34,800	180,000
Catherine I. Grassman Executive Vice President, Chief Financial Officer	—	27,994
Steven M. Eyl Executive Vice President, Chief Commercial Officer and President, Scil Animal Care Company	—	5,507
Eleanor Baker Executive Vice President, Managing Director of scil animal care company	—	11,907
Christopher Sveen Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary, President, Diamond Animal Health	—	10,307
All Executive Officers as a group (7 persons)	34,800	302,178
All non-Executive Directors as a group (7 persons)	—	12,383
All employees (other than Executive Officers and non-Executive Directors as a group)	19,500	86,382

Future awards to our officers and other employees under the Stock Plan, as amended, will be made in accordance with future decisions of the Committee. As a result, it is not possible to determine the benefits and amounts that will be received by any individual participant or group of participants in the future. Although not necessarily indicative of future grants that may be made under the Stock Plan, please see the "Long-Term Equity Compensation" section below with respect to awards under the Stock Plan to our Named Executive Officers in 2022.

Equity Compensation Plan Information

The following table sets forth information about our common stock that may be issued upon exercise of options and settlement of rights under all of our equity compensation plans as of December 31, 2022, including the Stock Plan and the 2020 Employee Stock Purchase Plan, as amended and restated (the "ESPP").

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity Compensation Plans Approved by Stockholders	584,838	$74.88	310,540 (1)
Equity Compensation Plans Not Approved by Stockholders	None	None	None
Total	584,838	$74.88	310,540 (1)

(1) Includes 178,516 shares available for issuance under the ESPP and 132,024 shares available for issuance under the Stock Plan.

Vote Required; Recommendation of our Board of Directors

Nasdaq rules require stockholder approval by a majority of votes cast to approve the proposed amendment to the Stock Plan. Our bylaws require approval by a Voting Majority. Abstentions and broker non-votes will not affect the outcome of the vote for this proposal.

Our Board recommends a vote **FOR** the approval of the proposed amendment to the Stock Plan.

26

PROPOSAL NO. 4

APPROVAL OF EXECUTIVE COMPENSATION IN A

NON-BINDING ADVISORY VOTE

Section 14A of the Exchange Act requires that we provide you with the opportunity to vote to approve, on a non-binding advisory basis, the compensation of our Named Executive Officers as reported in this proxy statement. We are asking for your advisory vote on the following non-binding resolution (the "say-on-pay" resolution):

> RESOLVED, that the compensation paid to the Company's Named Executive Officers, as disclosed in the subsection of this proxy statement titled "Executive Compensation", including the Compensation Discussion and Analysis, compensation tables and related narrative discussion, is hereby APPROVED.

The Company conducts annual "say-on-pay" resolutions until the next advisory stockholder vote on this matter is required under Section 14A of the Exchange Act, or until the Board of Directors otherwise determines that a different frequency for such votes is in the best interest of the Company's stockholders. It is anticipated that the next advisory vote to approve Named Executive Officer compensation will be conducted at our 2024 Annual Meeting of Stockholders.

Compensation Philosophy

As described in greater detail under the heading "Executive Compensation", we seek to closely align the interests of our Named Executive Officers with the interests of our stockholders. The ultimate objective of our executive compensation program is to recruit, retain and reward executives who will enhance the value and profitability of the Company and increase stockholder value. The Compensation Committee strives to provide competitive compensation opportunities with the ultimate amount of compensation received tied significantly to short-term and long-term Company performance. Inherent in our approach is the philosophy that compensation can align behavior and actions with stockholder interests, attract and retain stronger executives and thus create value for stockholders over time.

The vote on this resolution is not intended to address any specific element of compensation, but rather relates to the overall compensation of our Named Executive Officers, as described in this proxy statement in accordance with the compensation disclosure rules of the SEC.

Shareholder Engagement

In response to the low level of support expressed by shareholders on last year's say-on-pay vote, we undertook extensive shareholder outreach efforts to gain a better understanding of our shareholders' concerns regarding our executive compensation program. For additional information about the concerns expressed and the actions we have taken in response, please refer to "Compensation Discussion & Analysis—2022 Pay Decisions in Response to Shareholder Say-on-Pay Vote" below.

Vote Required; Recommendation of our Board of Directors

If a Voting Majority is **FOR** this proposal, we will consider the non-binding, advisory approval of the compensation paid to our Named Executive Officers to have passed. If such a Voting Majority is not obtained, our Compensation Committee may consider changes to some of our executive compensation policies, although our Compensation Committee maintains its full discretion in this area as this is an advisory vote only.

Our Board recommends a vote **FOR** the approval, on a non-binding, advisory basis, of the compensation paid to our Named Executive Officers in fiscal year 2022 as reported in this proxy statement.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes the compensation awarded to, earned by, or paid to our 2022 Named Executive Officers:

- Kevin S. Wilson, Chief Executive Officer and President;
- Catherine I. Grassman, Executive Vice President, Chief Financial Officer;
- Steven M. Eyl, Executive Vice President, Chief Commercial Officer and President, Scil Animal Care Company;
- Eleanor F. Baker, Executive Vice President, Managing Director of Scil Animal Care Company; and
- Christopher D. Sveen, Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary of Heska Corporation and President, Diamond Animal Health.

Executive Summary

2022 Business and Financial Highlights

In evaluating our overall executive compensation program and decisions, including payouts under the 2022 programs and plan designs for our 2023 programs, the Compensation Committee considered a number of factors, including the strategic and financial performance and position of our company in 2022. In 2022, we achieved record consolidated revenue, increasing margin expansion and solid North America Point-on-Care ("POC") Lab Consumable growth, despite certain economic and industry uncertainties.

Some specific highlights and key accomplishments considered by the Committee in its decision-making process during 2022 included the following:

- Full year consolidated revenue increased 1.4% on a reported basis and 5.4% on a constant currency basis (see "Use of Non-GAAP Financial Measures" in the 2022 Form 10-K) to $257.3 million;
- Consolidated gross margin increased 150 bps year over year to 43.2%;
- Total Active Subscriptions increased 18%, Months Under Subscription increased 15%, and Minimum Contract Subscription Value ("CSV") increased 17%, in each case over prior year levels; and
- Over 270 Element AIM® analyzers were installed in 2022, with over 370 total units now operating since their general commercial launch in the fourth quarter of 2021.

2022 Pay Decisions in Response to Shareholder Say-on-Pay Vote

The Compensation Committee considers the outcome of our historical Say-on-Pay votes when reviewing the objectives of our program and making future compensation decisions for the Executive Officers. The 2022 Say-on-Pay vote result was significantly lower than expected, and in response to the vote, members of management and the Chairman of the Board, with the support of the Compensation Committee, reached out to stockholders owning nearly 80% of the common stock represented at the 2022 meeting to ask for their opinions about our executive compensation program. In response to our outreach, we held calls with stockholders owning approximately 60% of our common stock represented at the 2022 meeting. Many of these discussions were with our largest stockholders, some of whom voted in favor of our 2022 Say-on-Pay proposal and some voted against. This outreach began before the 2022 Annual Meeting of Stockholders and continued throughout the remainder of 2022. We engaged with stockholders on conference and video calls that allowed stockholders to share their opinions of our executive compensation program as well as to ask questions of the members of management and the Board on the calls. Stockholders were offered access to key members of management and the Chairman of the Board.

On these calls, stockholders engaged in constructive and thought-provoking conversation. The results of these calls were reported to the Compensation Committee and the other members of the Board for consideration. During the outreach process, most stockholders were generally in favor of our executive compensation program and supported the core philosophies of the program. A summary of the feedback we received, and the actions we have taken in response, are summarized below:

What we heard:	Actions taken and adjustments made:
• Size of multi-year equity award for CEO in 2021	• The Company will grant equity awards to Executive Officers on an annual basis in lieu of larger awards every few years. • The CEO will not be eligible to receive additional equity awards until 2025.
• Equity Compensation complexity that creates confusion around whether metrics are repeatable and easily achieved	• The CEO's 2021 equity award is designed to pay out upon achievement of extremely aggressive one-year goals, as evidenced by the revenue threshold which requires achievement of a 34% increase over 2020 revenue and the revenue maximum which requires achievement of a 153% increase over 2020 revenue. • Once a metric is achieved, that metric cannot be achieved again in subsequent years. • The Company intends to grant future performance-based restricted shares that are tied to three-year performance goals.
• Shareholders would like a continued dialogue throughout the year	• The Chairman of the Board and members of management have continued to meet with shareholders on a regular basis through individual phone calls, meetings and investor conference participation. • Met with approximately 60% of shareholders representing nearly 80% of common stock since our 2022 Annual Meeting.

Executive Compensation Objectives and Philosophy

The Compensation Committee administers our executive compensation program for the Company's Executive Officers. The ultimate objective of our executive compensation program is to attract, retain and motivate executives who will enhance the value and profitability of Heska and increase stockholder value. The Compensation Committee strives to provide competitive compensation opportunities by linking Executive Officer pay to both short-term and long-term variable compensation arrangements that align with Company financial and strategic performance objectives. Inherent in our approach is the philosophy that compensation can align behavior and actions with stockholder interests, attract and retain highly-qualified executives and create value for stockholders over time.

Components of Heska's Executive Compensation Program and How the Program is Designed to Align with Shareholders

The Compensation Committee develops our executive compensation program to align our Executive Officers' target compensation opportunities with the business' overall financial strength and performance while also recognizing individual contributions, leadership, and strategic achievements.

Our compensation program is designed to align executive rewards with short- and long-term financial, strategic, and individual accomplishment through both fixed and variable compensation elements as summarized below.

Component of Compensation	Description	Purpose
Base Salary	• Set on an annual basis (or in connection with new hires or promotion) • Heska has historically targeted slightly below median of its competitive market when comparing base salary competitiveness relative to market	• Serve as the only fixed pay component and typically carries the lowest weighting within the mix of executive pay • Designed to reflect competitive market values, as well as each NEO's specific skills, responsibilities, experience, and job performance
Short-Term Performance-Based Incentive Compensation	• Heska's Management Incentive Plan (MIP) is an annual variable pay plan that is reviewed and approved by the Compensation Committee • The MIP includes three equally weighted components—two financial measures (Revenue and Adjusted EBITDA Margin) and one strategic and individual performance measure	• Designed to motivate achievement of predetermined annual financial, strategic, research or other individual objectives • Aligns executive decision-making with annual financial and strategic goals that deliver year-over-year financial results while mitigating unnecessary risk taking when evaluating strategic decisions and initiatives

Long-Term Equity Incentive (LTI) Compensation	• Generally granted in a combination of time-based and performance-based awards, although in 2022 the Compensation Committee determined that all LTI awards would be performance-based • Generally make-up the largest weighting of an NEO's pay mix • As previously discussed, the CEO's 2021 LTI award was provided with the understanding that the CEO would not receive any additional equity until 2025 and, as such, he did not receive an equity award in 2022	• All LTI awards support retention efforts and align NEO interests with those of our stockholders by encouraging stock price appreciation • Performance-based LTI awards link realization or vesting to specific long-term financial, stock price or project-based goals
Other Benefits or Compensation Arrangements	• Align with the benefits provided to our broad-based employees such as participation in Heska's 401(k) program (subject to IRS limits) and health and welfare programs • Our NEOs are also encouraged to participate in the Heska sponsored Executive Health Program that encourages an annual preventative health screening evaluation	• Providing the typical benefits to our NEOs is key to our culture and focus on employee well-being and support • Other than broad-based programs and Executive Health Program, our NEO's do not receive any other special perquisites or benefits

Compensation Best Practices

Our executive compensation program incorporates many strong governance practices as shown below:

What we do:	We do not:
• Tie executive compensation to performance through annual incentives with pre-established goals having multiple financial measures	• Provide executives with "excise tax gross ups"
• The Compensation Committee retains an independent compensation consultant that provides no other services to the Company	• Allow repricing of stock options without shareholder approval
• Conduct risk reviews of our compensation programs and practices periodically to ensure our plans do not create risk that are likely to have a material adverse impact	• Allow Executive Officers or Directors to engage in hedging transactions, and pledging of Company stock is restricted
• Maintain a clawback policy for all incentive compensation	• Provide excessive perquisites
• Maintain rigorous stock ownership guidelines	

In utilizing the elements of compensation and governance best practices described above, the Compensation Committee believes they have created an executive reward program that balances both fixed and variable sources of compensation while also linking Executive Officer rewards to both short- and long-term performance objectives that are aligned with shareholder.

Determining Executive Compensation

In establishing the compensation of our NEO's, the Compensation Committee reviews the nature and scope of each Officer's responsibilities as well as his or her effectiveness in his or her role and in supporting the Company's long-term goals. Heska's Board of Directors (the "Board") formally evaluates the Chief Executive Officer (the "CEO"). With regard to our other NEOs, our CEO communicates his view of their performance to the Compensation Committee and makes recommendations regarding salary, short-term incentive-based performance compensation and long-term compensation grants for the Compensation Committee's consideration.

Compensation Consultant

The Compensation Committee engaged Korn Ferry, an independent outside compensation consultant in 2022 on a limited basis regarding executive compensation matters. The Compensation Committee viewed Korn Ferry as an advisor only, and the Compensation Committee retained the discretion to implement or not implement Korn Ferry's suggestions. Other than services related to Director compensation and executive compensation, Korn Ferry did not provide any other services to the Company.

Effective November 2022, the Compensation Committee engaged Willis Towers Watson ("WTW") as its new independent compensation consultant. During 2022, WTW's assistance was limited in its breadth, but WTW did review Heska's executive compensation program, and offered recommendations and adjustments for consideration with full implementation in 2023. WTW did not provide any other services to the Company during 2023.

Compensation Peer Group Used to Inform Executive Pay Decisions

The Compensation Committee considers compensation data from companies in medical, biotechnology and general industry groups that have similar revenues, veterinary focus and/or are in a similar stage of development to Heska. The Compensation Committee reaffirmed the continued use of the existing peer group and did not make any changes to the peer group for purposes of its 2022 compensation decisions. Heska's peer group for 2022 pay decisions included the following companies:

- Alphatec Holdings
- Axogen, Inc.
- AtriCure, Inc.
- Cardiovascular Systems
- CryoLife, Inc.
- Glaukos Corp.
- GenMark Diagnostics, Inc.
- LeMaitre Vascular
- Meridian Bioscience
- Natus Medical
- OraSure Technologies
- Orthofix Medical
- PetIQ
- Trupanion

With the assistance of WTW, the Compensation Committee undertook a review of the peer group for the compensation decisions in 2023. Two companies from the 2022 peer group have been acquired (Natus Medical and GenMark Diagnostics) and were removed from the group. To ensure a reasonable sample size, the following four companies were added to the group: Phibro Animal Health Corp, Cutera, Inc., Mesa Laboratories, Inc., and Zynex Inc. Relative to the resulting 2023 peer group of 16 companies, as of December 2022, Heska's trailing four quarter revenue was positioned at the 35th percentile and market capitalization was positioned at the 53rd percentile.

Base Salary

The Compensation Committee reviews each NEO's base salary at least annually and otherwise on an as-needed basis. When reviewing base salaries, the Compensation Committee considers compensation data from companies in the Peer Group. Consideration is also given to prior performance, relevant experience, level of responsibility, and skills and abilities of each NEO and internal pay equity.

As previously disclosed, on February 17, 2022, the Compensation Committee reviewed the NEO's base salaries relative to peer group compensation data and determined to increase NEO base salaries (other than Mr. Wilson's which was set at $1,000,000 in 2021 per his employment agreement) to better align with the Company's perspectives on fixed compensation.

Named Executive Officer	Annual Base Salary (as of 12/31/2021)	Annual Base Salary (as of 12/31/2022)
Kevin Wilson	$1,000,000	$1,000,000
Catherine I. Grassman	$325,000	$400,000
Steven M. Eyl	$350,000	$375,000
Eleanor F. Baker	$300,000	$365,000
Christopher D. Sveen	$300,000	$365,000

Management Incentive Plan

Key Highlights
  – CEO declined to receive any 2022 short term incentive bonus
  – No payout earned for below threshold performance under Revenue financial metric
  – Average NEO awarded 60% of Target Payout

The Management Incentive Plan ("MIP") for 2022 is designed (i) to motivate executives to attain superior annual performance in key areas we believe create value to Heska and its stockholders and (ii) to provide incentive compensation opportunities competitive with Heska's peers.

MIP goals are reviewed and approved each year by the Compensation Committee with input from management. A significant portion of our NEOs' cash incentive is tied to Company performance metrics that reflect the Company's focus on revenue, margin, profitability, and growth. In 2022, the Compensation Committee made a slight adjustment to the relative weightings of the performance metrics under the MIP such that two-thirds would be based on financial measures and one-third would be based on achievement of individual and strategic goals. Goals were selected to provide incentive to achieve objectives focused on continued profitability, key strategic initiative achievements by management and continued top line growth.

The Compensation Committee establishes a target bonus for each NEO expressed as a percentage of the executive's base salary, with consideration to factors such as: the contribution and responsibility of the NEO, market practices, internal equity and the recommendation of the CEO (for all officers excluding himself). For 2022, the target bonuses, as a percentage of base salary, for our NEOs remained the same as in 2021, except that the CEO's target bonus was reduced to 50% of base salary. The 2022 MIP cash incentive opportunities as a percentage of salary for each of the NEOs and 2022 results are shown below.

Named Executive Officer	2022 Target Bonus (as a % of Salary)
Kevin S. Wilson	50%
Catherine I. Grassman	50%
Steven M. Eyl	50%
Eleanor F. Baker	50%
Christopher D. Sveen	50%

The total annual MIP award actually paid to each NEO is determined based on the extent to which specified weighted objective goals are achieved with potential payouts ranging from 50% (threshold) to 200% (maximum) of the target bonus for the CEO, and 10% (threshold) to 150% (maximum) of the target bonus for the other NEOs. For purposes of the 2022 performance year, the Compensation Committee selected topline Revenue and Adjusted EBITDA Margin (weighted 50% / 50%) as the financial performance metrics under the MIP. The individual and strategic objectives were intended to reflect strategic priorities and drive certain accomplishments in 2022.

2022 Financial Measure Achievements (66.6% of the total MIP bonus opportunity)

Based on 2022 actual financial results for Revenue and Adjusted EBITDA Margin, which constitute 66.6% of the overall bonus opportunity, the financial portion of the MIP was achieved at 80% of target for the CEO and 65% of target on average for other NEOs. The table below sets forth the weighting of each of the performance metrics, the threshold, target and maximum performance level for each financial metric, Heska's actual performance for each financial metric, and the unweighted payout percentage achieved with respect to each financial metric.

Performance Metric	Weighting	Threshold	Target	Maximum	Actual	% of Target Achievement	Payout % of Target
Revenue (1)	33.4%	$280M	$290M	$300M	$264.56M	91.2%	0%
Adjusted EBITDA Margin (2)	33.3%	9.0%	10.0%	11.0%	10.6%	106%	CEO: 160% NEO: 130%
Individual Performance	33.3%		For the CEO, individual performance determined by the Compensation Committee. For other NEO's, determined by the CEO in consultation with the Compensation Committee, regarding individual performance and contribution to company-wide operational and strategic objectives.				

(1) Revenue under the MIP is our total revenue determined in accordance with GAAP.
(2) For purposes of the MIP, Adjusted EBITDA excludes interest, taxes, depreciation and amortization, stock-based compensation, acquisition and other one-time costs, such as M&A transaction expenses. Adjusted EBITDA Margin is calculated as the ratio of Adjusted EBITDA to Revenue. See "Non-GAAP Financial Measures" in the Company's Annual Report on Form 10-K for a description of the calculation of Adjusted EBITDA Margin.

Following review of the Company's financial and operational performance for 2022, the Compensation Committee reviewed the NEOs' individual performance, their direct contributions to revenues, better than expected Adjusted EBITDA results, and the successful acquisition and integration of strategic acquisitions (as described on our 2022 Form 10-K). In determining each NEO's specific MIP bonus payouts, the Compensation Committee considered that the Company's performance fell short of the threshold performance level for Revenue but exceeded target on Adjusted EBITDA Margin, as well as each individual NEO's individual performance and contribution to company-wide objectives. Though Mr. Wilson earned an above-target bonus as a result of the Company's performance described above and his individual contributions, he waived his right to the bonus, and the Compensation Committee, in its discretion, redistributed the amount to reward non-executive employees within the MIP in recognition of their 2022 performance and contributions to the Company's success.

Final MIP bonus payouts to each NEO were below target in light of our Revenue performance, but were adjusted for each NEO in recognition of their individual performance and contributions to the Company over the past year, and were approved as follows:

Named Executive Officer	2022 MIP Bonus	Percent of Target Bonus
Kevin S. Wilson	$0	0%
Catherine I. Grassman	$150,000	75%
Steven M. Eyl	$105,000	56%
Eleanor Baker	$115,000	63%
Christopher D. Sveen	$105,000	58%

Long-Term Equity Compensation

The Board and Compensation Committee are responsible for determining the size and terms of long-term equity compensation granted to Executive Officers, taking into account such factors as individual and Company performance and practices of companies in the peer group. Historically, the Board and the Compensation Committee have made less frequent, but larger grants of long-term compensation awards to the Executive Officers. Commencing in 2022, the Compensation Committee approved a shift to annual long-term equity awards. For 2022, those awards were in the form of performance-based restricted stock awards that vest based on achievement of revenue and gross margin targets.

2022 LTI Awards

In determining LTI grant values for the 2022 equity-based awards, the Compensation Committee reviewed market data based on peer group benchmarking in order to determine grant levels that would be competitive with the market. The Committee also took into consideration other factors, including each NEO's performance, the Committee's expectations of each NEO's future contributions to the Company, internal equity, shares available to be granted, potential shareholder dilution and the expense associated with the awards. After considering these factors, the Committee approved the following target value of the LTI awards in February 2022 assuming 100% achievement of all performance-based vesting requirements:

Named Executive Officer	Target Value of 2022 LTI Award (assuming 100% performance)
Kevin S. Wilson	$0
Catherine I. Grassman	$800,000
Steven M. Eyl	$700,000
Eleanor Baker	$700,000
Christopher D. Sveen	$700,000

The 2022 LTI award consisted solely of performance-based restricted stock awards, which support Heska's long-term pay-for-performance philosophy and align the interests of NEOs with those of our stockholders. The 2022 performance-based restricted stock awards are eligible to become earned based on Heska's Revenue and Gross Margin performance, weighted equally. The Compensation Committee selected these measures because they are viewed as the primary drivers of enhanced stockholder value and are the most appropriate measures of performance given our continued growth trajectory. As described in the table below, each performance metric has two threshold levels that may be achieved, and achievement of each threshold level will result in vesting of 25% of the award.

Performance Metrics	Thresholds	Percentage of Restricted Shares That Vest Upon Achievement
Revenue	$300,000,000 (1st Threshold)	25%
	$350,000,000 (2nd Threshold)	25%
Gross Margin	44.5% (1st Threshold)	25%
	45.5% (2nd Threshold)	25%

2023 Special Performance-Based Awards

In January 2023, after a review of NEO target compensation competitiveness and outstanding equity holdings, and in light of the dynamic and changing talent market, the Committee approved targeted performance-based equity awards to four Executive Officers (excluding the CEO) that are critical to business operations (both in the US and Internationally) and future growth initiatives. These awards generally vest if specific Committee approved Gross Margin and Adjusted EBITDA objectives, each weighted 50%, are achieved based on performance prior to December 31, 2026.

Other Benefits, Compensation or Arrangements

Our NEOs receive matching contributions under our 401(k) plan on the same basis as other employees who participate. The NEOs also participate in our group health and welfare benefits which are open to all full-time employees, including life insurance and short term disability programs for which the Company pays the premiums. In addition, the NEOs also participate in a supplemental long-term disability benefit program, which provides additional coverage to Director-level (and above) employees of the Company, including the NEOs, as well as an Executive Health Program that provides health screening and assessment focused on promoting the well-being of the Executive Team.

Clawback Policies

Heska is committed to conducting business with integrity in accordance with high ethical standards and in compliance with all applicable laws, rules and regulations. This includes the Company's commitment to comply with all laws, rules and regulations applicable to the accuracy of the Company's publicly reported financial information. As a result, the Board of Directors of the Company has adopted a Compensation Recoupment Policy, which provides that the Compensation Committee may, or in the case of a financial restatement that would have resulted in payment of a lesser amount will, seek the recoupment and/or forfeiture of certain incentive compensation in the event of a financial restatement, inaccurate performance calculation or egregious misconduct that has a substantial detrimental effect on the Company. The Stock Plan, equity grant agreements and certain employment agreements also include clawback provisions. Under the terms of these agreements, we will be entitled to recover any common shares acquired under vested or exercised equity awards or the economic value of previously sold common shares from such awards.

Employment Agreements

June 2021 Wilson Employment Agreement

On June 8, 2021, we entered into an amended and restated employment agreement with Mr. Wilson (the "Wilson Agreement"), which superseded and replaced Mr. Wilson's existing employment agreement that was set to expire by its terms on December 31, 2021. The Wilson Agreement provides for an initial four-year term with automatic one-year renewals thereafter, subject to six months' notice of non-renewal by either party. Under the Wilson Agreement, Mr. Wilson receives (i) a base salary of $1,000,000, (ii) a target bonus of at least 50% of base salary, (iii) participation in the Company's benefit plans, including an automobile stipend of $700 per month and home office and communications stipend of $300 per month, and (iv) the performance-based stock option and restricted share grants described in our 2021 proxy statement. The Board also agreed to nominate Mr. Wilson for election to the Board at each stockholder meeting when Mr. Wilson is up for election during the term of the agreement, including at our 2022 Annual Meeting.

Subject to execution of a release of claims, Mr. Wilson is eligible to receive certain severance payments and benefits upon a termination of his employment by the Company without cause or by Mr. Wilson for good reason. If such termination is within three months prior to or 24 months following a change in control, then Mr. Wilson will be eligible for the following severance benefits: (i) lump sum cash payment equal to 2.99x the sum of his base salary and target bonus and (ii) COBRA continuation premiums (or, if no longer eligible for COBRA, a cash payment in lieu thereof) for up to 36 months for him and his dependents. If such termination is not in connection with a change in control, then Mr. Wilson will instead be eligible to receive: (a) cash payment equal to 2.0x the sum of his base salary and target bonus and (b) COBRA continuation premiums (or, if no longer eligible for COBRA, a cash payment in lieu thereof) for up to 24 months. Additionally, if Mr. Wilson's employment with the Company is terminated as a result of his death or disability, he or his estate will be eligible to receive a pro-rated target bonus for the year of termination and COBRA continuation premiums (or, if no longer eligible for COBRA, a cash payment in lieu thereof) for up to 24 months. The Company's severance obligations are further subject to Mr. Wilson's continued compliance with non-competition and non-solicitation covenants which extend for two years following the date of termination if not in connection with a change in control or three years following the date of termination if such termination is in connection with a change in control.

Upon a change in control, any unvested performance-based stock options and performance-based restricted shares will vest based on the greater of target or actual performance through the date of the change in control (based on linear interpolation for performance between target and maximum performance levels). In the event actual performance measured as of the date of such Change in Control is less than the "maximum" level with respect to a particular performance metric, the Committee may determine, in its sole discretion, to provide for further acceleration. Additionally, if Mr. Wilson's employment with the Company is terminated as a result of Mr. Wilson's death or disability, by the Company without cause or by Mr. Wilson for good reason, any unvested restricted shares will vest based on actual performance through the date of such termination.

Employment Agreements with other Named Executive Officers

Each of our other Named Executive Officers are also party to employment agreements. The employment agreements generally provide for the executive's annual base salary, MIP participation, and benefits eligibility. These employment agreements also provide for severance payments and benefits under certain termination scenarios, as described in more detail below under "Potential Payments Upon Termination or Change-in-Control". The Compensation Committee has concluded that the payments and benefits set forth in these employment agreements are standard and consistent with the payments and benefits provided to executives at companies in our Peer Group. In addition, these employment agreements also contain standard noncompetition and non-solicitation covenants. The Named Executive Officer employment agreements are intended to provide the Named Executive Officers with protections appropriate for their positions and in line with those received by comparable executives at companies similar to Heska. Periodically, we review these agreements versus market benchmarks.

Executive Officer Stock Ownership Guidelines

We maintain Stock Ownership Guidelines for all of our Executive Officers. Under the guidelines, the Chief Executive Officer is to hold a number of shares of common stock at least equal in value to 5x the Chief Executive Officer's base salary. Under the guidelines, the other Executive Officers are to hold a number of shares of common stock at least equal in value to 1.5x their respective base salaries. Newly appointed or promoted Executive Officers have three years from their respective hire dates to achieve these ownership guidelines. Until an Executive Officer achieves the target guideline, he or she is expected to retain 50% of the net shares received upon exercise or vesting of awards under our equity incentive plans.

For purposes of Heska's stock ownership guidelines, an Executive Officer's stock ownership includes all shares of Heska's common stock owned outright by the Executive Officer, shares owned jointly by Executive Officer and his or her spouse and any shares held in trust for the benefit of the Executive Officer and/or his or her family members. Shares of unvested restricted common stock count toward compliance but other unvested awards and shares underlying unexercised options do not.

Compensation and Risk

The Compensation Committee has assessed our employee compensation programs and does not believe our compensation policies for our Executive Officers, our sales force or our other employees are reasonably likely to have a material adverse effect on our Company. We generally pay our sales force commissions based on sales volume and other targets, which we believe is typical in our industry.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

THE COMPENSATION COMMITTEE

Sharon J. Maples, *Chair*
Mark F. Furlong
Scott W. Humphrey

March 21, 2023

Historical and Summary Compensation Tables

The following table sets forth compensation for services rendered to us during the applicable year by the Named Executive Officers. The following table represents compensation recognized for financial reporting purposes for each of the Named Executive Officers in a given year. The "Stock Awards" column lists the cost of restricted stock granted to each of the Named Executive Officers recognized for financial reporting purposes. The "Option Awards" column lists the cost of options granted to each of the Named Executive Officers recognized for financial reporting purposes. In general, restricted stock and stock options are valued at the time of grant with the corresponding cost amortized ratably over the corresponding vesting period. Because we have not historically granted equity awards on an annual basis, we believe that this table more accurately reflects how the Compensation Committee viewed total compensation for each Named Executive Officer when making determinations about individual compensation decisions in 2022. This Historical Compensation Table is not a substitute for the required disclosures included in the Summary Compensation Table set forth following this Historical Compensation Table.

Historical Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(3)	All Other Compensation ($)(5)	Total ($)
Kevin S. Wilson Chief Executive Officer and President	2022 2021 2020	961,539 825,758 600,000	— 1,000,000 500,000	3,852,368 4,286,272 2,047,485	1,525,960 1,029,425 267,391	26,629 13,308 11,239	6,366,496 7,154,762 3,426,115
Catherine I. Grassman Executive Vice President, Chief Financial Officer	2022 2021 2020	373,077 325,000 314,792	150,000 245,000 220,000	257,050 444,549 242,660	105,139 454,338 431,306	13,383 13,298 9,743	898,649 1,482,185 1,218,500
Steven M. Eyl Executive Vice President, Chief Commercial Officer and President, scil animal care company	2022 2021 2020	356,731 350,000 335,417	105,000 225,000 175,000	336,420 876,760 641,262	335,488 604,989 625,258	13,549 12,633 10,920	1,147,188 2,069,381 1,787,857
Eleanor F. Baker Executive Vice President, Managing Director and Chief Operating Officer, scil animal care company	2022 2021 2020	340,962 300,000 273,750	115,000 225,000 195,000	251,398 245,541 198,630	236,041 562,141 347,646	11,811 10,647 49,778	955,212 1,343,329 1,064,804
Christopher D. Sveen Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary of Heska Corporation, President, Diamond Animal Health	2022 2021	340,962 300,000	105,000 225,000	251,398 245,541	136,053 516,636	11,930 11,407	845,343 1,298,584

The following table sets forth compensation for services rendered to us during the applicable year by the Named Executive Officers in accordance with the requirements under Item 402(c) of Regulation S-K. The following table contains the same information as above with the exception of the columns entitled "Stock Awards" and "Option Awards." "Stock Awards" in the following table represent the grant date fair value for all stock grants for a given individual in a given year rather than the cost of stock grants for such individual recognized in such year for financial reporting purposes. "Option Awards" in the following table represent the grant date option value for all stock options granted to a given individual in a given year rather than the cost of stock option grants for such individual recognized in such year for financial reporting purposes.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(4)	Option Awards ($)(4)	All Other Compensation ($)(5)	Total ($)
Kevin S. Wilson Chief Executive Officer and President	2022 2021 2020	961,539 825,758 600,000	— 1,000,000 500,000	— 14,880,000 599,932	— 2,631,402 —	26,629 13,308 11,239	988,167 19,350,468 1,711,172
Catherine I. Grassman Executive Vice President, Chief Financial Officer	2022 2021 2020	373,077 325,000 314,792	150,000 245,000 220,000	799,904 — —	— — 1,130,438	13,383 13,298 9,743	1,336,364 583,298 1,674,972
Steven M. Eyl Executive Vice President, Chief Commercial Officer and President, scil animal care company	2022 2021 2020	356,731 350,000 335,417	105,000 225,000 175,000	699,885 — 1,394,600	— — 1,256,114	13,549 12,633 10,920	1,175,165 587,633 3,172,051
Eleanor F. Baker Executive Vice President, Managing Director and Chief Operating Officer, scil animal care company	2022 2021 2020	340,962 300,000 273,750	115,000 225,000 195,000	699,885 — —	— — 1,130,438	11,811 10,647 49,778	1,167,657 535,647 1,648,966
Christopher D. Sveen Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary of Heska Corporation, President, Diamond Animal Health	2022 2021	340,962 300,000	105,000 225,000	699,885 —	— —	11,930 11,407	1,157,776 536,407

(1) Salary includes amounts, if any, deferred pursuant to our 401(k) plan.

(2) Amounts earned pursuant to cash payouts under our MIP. Amounts indicated are for the year in which compensation was earned. For Ms. Grassman, Ms. Baker, and Mr. Sveen, in 2020 only, this amount also includes a discretionary bonus of $75,000, $75,000, and $50,000, respectively, paid in connection with the Company's acquisition of scil animal care company.

(3) Represents cost recognized in each year for financial reporting purposes, based on estimates determined under valuation techniques meeting the requirements of Accounting Standards Codification (ASC) Topic 718.

(4) For 2022, represents the grant date fair value of stock awards and option awards calculated in accordance with ASC Topic 718, disregarding estimated forfeitures and, with respect to awards that vest subject to achievement of performance conditions, assumes 100% achievement of those performance conditions. A more detailed description of our grant date fair value calculations can be found in our 2022 Form 10-K in our Note 12 "Capital Stock" of the Notes to Consolidated Financial Statements.

(5) Includes life insurance premiums, short-term and long-term disability premiums and 401(k) matching contributions made by the Company.

Grants of Plan-Based Awards in Last Fiscal Year

The following table shows the equity awards granted in the fiscal year ended December 31, 2022 to the Named Executive Officers.

Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Stock and Option Awards ($)
		Threshold (#)	Target (#) (1)	Maximum (#)	
Kevin S. Wilson	—	—	—	—	—
Catherine I. Grassman	2/17/2022	—	6,294	—	799,904
Steven M. Eyl	2/17/2022	—	5,507	—	699,885
Eleanor F. Baker	2/17/2022	—	5,507	—	699,885
Christopher D. Sveen	2/17/2022	—	5,507	—	699,885

(1) Represent performance-based restricted stock awards that are subject to gross margin and revenue targets. See "Compensation Discussion and Analysis—Long-Term Equity Compensation—2022 LTI Awards" for more information regarding these awards.

Outstanding Equity Awards at Fiscal Year-End

The following table shows unexercised stock options and unvested stock awards held as of December 31, 2022 by the Named Executive Officers.

	Option Awards					Stock Awards			
Name	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable (1)**	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)**	**Option Exercise Price ($)**	**Option Expiration Date (2)**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($) (16)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)**	**Equity Incentive Plan Awards Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (16)**
Kevin S. Wilson	20,851	—	—	69.77	—	—	—	28,125 (4)	1,748,250
	—	—	34,800 (10)	198.40	6/8/2026	—	—	8,250 (6)	512,820
	—	—	—	—	—	—	—	180,000 (3)	11,188,800
Catherine I. Grassman	5,000	—	—	69.77	3/6/2028	—	—	962 (6)	59,798
	10,000	—	—	70.10	5/31/2029	—	—	3,280 (4)	203,885
	10,000	—	—	60.94	4/15/2030	—	—	906 (11)	56,317
	11,250	—	23,750 (8)	60.94	4/15/2030	—	—	1,329 (6)	82,611
	—	—	—	—	—	—	—	4,531(4)	281,647
	—	—	—	—	—	—	—	3,148 (5)	195,680
	—	—	—	—	—	—	—	3,146 (7)	195,555
Steven M. Eyl	9,063	—	—	72.85	12/28/2026	—	—	2,291 (6)	142,409
	4,959	—	—	39.76	12/28/2025	—	—	7,813 (4)	485,656
	1,146	—	—	18.13	12/30/2024	—	—	5,000 (12)	310,800
	20,000	—	—	69.77	3/6/2028	—	—	5,000 (13)	310,800
	30,000	—	—	60.94	4/15/2030	—	—	7,500 (14)	466,200
	20,000	—	—	60.94	4/15/2030	—	—	2,754 (5)	171,189
	—	—	—	—	—	—	—	2,753 (7)	171,126
Eleanor F. Baker	1,500	—	—	98.95	10/23/2028	—	—	750 (9)	46,620
	12,000	—	—	71.84	9/23/2029	—	—	3,750 (4)	233,100
	10,000	—	—	60.94	4/15/2030	—	—	1,100 (6)	68,376
	12,500	—	22,500 (15)	60.94	4/15/2030	—	—	2,754 (5)	171,189
	—	—	—	—	—	—	—	2,753 (7)	171,126
Christopher D. Sveen	12,000	—	—	71.84	9/23/2029	—	—	750 (9)	46,620
	10,000	—	—	60.94	4/15/2030	—	—	3,750 (4)	233,100
	10,000	—	25,000 (17)	60.94	4/15/2030	—	—	1,100 (6)	68,376
	—	—	—	—	—	—	—	2,754 (5)	171,189
	—	—	—	—	—	—	—	2,753 (7)	171,126

(1) Unless otherwise noted, all unexercisable options reported in this column are to vest and become exercisable in equal monthly amounts until the final monthly vesting date, when all options will be vested and exercisable, which is to occur one day following the day six years prior to the listed option expiration date.

(2) Options are subject to earlier termination in certain events related to termination of service.

(3) To vest upon achievement of revenue, gross margin and adjusted EBITDA measures, with 60,000 becoming earned if "target" levels of each performance metric are achieved and an aggregate of 180,000 becoming earned only if "maximum" levels of each performance metric are achieved.

(4) To vest in three equal tranches upon the Company achieving fiscal year Operating Income results of $25 million, $30 million and $35 million and which may vest no sooner than the date the Company's independent registered public accountants issue their financial report for the preceding fiscal year in which the proposed vesting result has been achieved, subject to other vesting provisions in the related restricted stock grant agreement.

(5) To vest in two equal tranches upon the Company achieving fiscal year Revenue results of $300 million and $350 million and which is to vest no sooner than the date the Company's independent registered public accountants issue their financial report for the preceding fiscal year in which the proposed vesting result has been achieved, subject to other vesting provisions in the related restricted stock grant agreement.

(6) To vest upon the Company achieving fiscal year Revenue results of $260 million and which is to vest no sooner than the date the Company's independent registered public accountants issue their financial report for the preceding fiscal year in which the proposed vesting result has been achieved, subject to other vesting provisions in the related restricted stock grant agreement.

(7) To vest in two equal tranches upon the Company achieving fiscal year Gross Margin results of 44.5% and 45.5% and which is to vest no sooner than the date the Company's independent registered public accountants issue their financial report for the preceding fiscal year in which the proposed vesting result has been achieved, subject to other vesting provisions in the related restricted stock grant agreement.

(8) 10,000 to vest upon attainment of specified full-year gross margin targets, 7,500 of which vests on attainment of International Segment EBITDA targets, and 6,250 to vest upon attainment of consolidated EBITDA targets, in each case by Dec. 31, 2023 and subject to the Named Executive Officer's continued employment.

(9) Represents shares for which the market-based performance condition have been met and are to vest on September 24, 2023.

(10) To vest on achievement of specified stock price targets, with 17,400 becoming earned if "target" levels of the performance metric are achieved and 34,800 becoming earned only if "maximum" levels of the performance metric are achieved.
(11) Represents shares for which the market-based performance condition have been met and are to vest on June 1, 2023.
(12) To vest in two equal tranches upon the Company achieving fiscal year Gross Margin results of 45% and 47%, which may vest on the date the Company's independent registered public accountants issue their financial report for the preceding fiscal year in which the proposed vesting result has been achieved, subject to other vesting provisions in the related restricted stock grant agreement.
(13) To vest in two equal tranches upon the Company achieving fiscal year EBITDA results of $15.0MM USD and $20.0MM USD, which may vest on the date the Company's independent registered public accountants issue their financial report for the preceding fiscal year in which the proposed vesting result has been achieved, subject to other vesting provisions in the related restricted stock grant agreement.
(14) To vest in three equal tranches upon the Company achieving fiscal year International Segment EBITDA results of $6.0MM USD, $7.0MM USD, and $8.0MM USD, which may vest on the date the Company's independent registered public accountants issue their financial report for the preceding fiscal year in which the proposed vesting result has been achieved, subject to other vesting provisions in the related restricted stock grant agreement.
(15) 10,000 to vest upon attainment of specified full-year gross margin targets and 12,500 of which vests on attainment of International Segment EBITDA targets, in each case by Dec. 31, 2023 and subject to the Named Executive Officer's continued employment.
(16) Reflects the value of unvested restricted stock awards as of December 30, 2022 based on the closing market price per share of our stock on such date of $62.16.
(17) 10,000 to vest upon attainment of specified full-year gross margin targets, and 15,000 of which vests on attainment of EBITDA targets, in each case by December 31, 2023 and subject to the Named Executive Officer's continued employment.

Option Exercises and Stock Vested

The following table shows aggregate exercises of stock options and vesting of restricted shares in the fiscal year ended December 31, 2022 for each of the Named Executive Officers.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized On Vesting ($) (2)
Kevin S. Wilson	45,149	4,896,049	29,750	4,259,850
Catherine I. Grassman	—	—	9,021	1,251,434
Steven M. Eyl	—	—	12,325	1,771,014
Eleanor F. Baker	—	—	4,050	526,283
Christopher D. Sveen	—	—	4,050	526,283

(1) Option awards value realized is determined by multiplying (i) the amount by which the market value of our stock at the time of exercise exceeded the applicable exercise price by (ii) the number of shares of our stock for which the options were exercised.
(2) Stock awards value realized is determined by multiplying (i) the market value of our stock on the vesting date by (ii) the number of restricted shares that vested on that date.

Potential Payments Upon Termination or Change-in-Control

The following table summarizes the potential payments and benefits payable to each of the Named Executive Officers upon termination of employment or in connection with a change-in-control under each situation listed below, assuming, in each situation, that our Named Executive Officers were terminated on December 31, 2022 as determined under the terms of our plans and arrangements as in effect on December 31, 2022 and, for acceleration of stock options and restricted stock awards, based on the closing market price per share of our stock on December 30, 2022, the last trading day of fiscal 2022, of $62.16.

Payments Upon Termination (Without a Change-in-Control). Pursuant to their respective employment agreements, each of Mr. Wilson, Ms. Grassman, Mr. Eyl, Ms. Baker, and Mr. Sveen, in the event that he or she is involuntarily terminated, he or she is entitled to receive severance benefits that include a cash severance payment and the cost of health insurance premiums as set forth in the table below.

Payments Upon Change-in-Control. Pursuant to their respective employment agreements, each of Mr. Wilson, Ms. Grassman, Mr. Eyl, Ms. Baker, and Mr. Sveen, in the event he or she is terminated in connection with a change-in-control is entitled to receive enhanced severance benefits that include a cash severance payment and the cost of health insurance premiums as set forth in the table below. In addition, as provided in the underlying plan documents, all MIP participants, including Named Executive Officers, are entitled to a prorated target MIP payout upon a change-in-control, and stock options issued to an employee under our standard stock option agreements are to vest in full if the employee, including any such employee who is a Named Executive Officer, is terminated in connection with a change-in-control. All outstanding awards held by or Named Executive Officers as of December 31, 2022 vest upon a change-in-control, including Mr. Wilson's 2021 equity award (which vests at the greater of target or actual performance through such event). In the event actual performance measured as of the date of such change-in-control is less than the "maximum" level with respect to a particular performance metric, the Compensation Committee may determine, in its sole discretion, to provide for further acceleration.

Payments Upon Death or Disability. In the event of death or disability, Mr. Wilson, Ms. Grassman, Mr. Eyl, Ms. Baker, and Mr. Sveen are each entitled to receive the death benefits under our life insurance plan or the disability benefits under our disability plan, as appropriate, as set forth below. Mr. Wilson, Ms. Grassman, Mr. Eyl, Ms. Baker, and Mr. Sveen are entitled to certain severance benefits in the case of death or disability under their respective employment contracts, including a cash severance payment and the cost of health insurance premiums as set forth in the table below. In addition, as provided in the plan documents, a MIP participant who dies, including a Named Executive Officer, is entitled to a prorated MIP payout to his or her designated beneficiary, and stock options issued to an employee under our standard stock option agreements are to vest in full.

Potential Payments Upon Termination or Change-in-Control
(1)

Executive Benefits and Payments Upon Termination	Voluntary Termination or Termination for Cause ($)	Involuntary Termination Not for Cause Other Than in Connection With a Change-in-Control ($)	Involuntary Termination Not for Cause in Connection With a Change-in-Control ($) (5)	Death ($)	Disability ($)
Kevin S. Wilson					
Cash Severance	—	3,000,000	4,485,000	1,000,000	1,000,000
Bonus (2)	—	500,000	500,000	500,000	500,000
Medical continuation	—	53,988	80,982	53,988	53,988
Death benefits	—	—	—	300,000	—
Monthly disability benefits	—	—	—	—	20,000
Value of accelerated stock options (3)	—	—	—	—	—
Value of accelerated stock awards (4)	—	—	5,990,670	5,990,670	5,990,670
Catherine I. Grassman					
Cash Severance	—	200,000	400,000	200,000	200,000
Bonus (2)	—	200,000	200,000	200,000	200,000
Medical continuation	—	13,497	26,994	13,497	13,497
Death benefits	—	—	—	300,000	—
Monthly disability benefits	—	—	—	—	20,000
Value of accelerated stock options (3)	—	—	28,975	28,975	28,975
Value of accelerated stock awards (4)	—	—	1,075,492	1,075,492	1,075,492
Steven M. Eyl					
Cash Severance	—	187,500	375,000	187,500	187,500
Bonus (2)	—	187,500	187,500	187,500	187,500
Medical continuation	—	13,497	26,994	13,497	13,497
Death benefits	—	—	—	300,000	—
Monthly disability benefits	—	—	—	—	19,000
Value of accelerated stock options (3)	—	—	—	—	—
Value of accelerated stock awards (4)	—	—	2,058,180	2,058,180	2,058,180
Eleanor F. Baker					
Cash Severance	—	182,500	365,000	182,500	182,500
Bonus (2)	—	182,500	182,500	182,500	182,500
Medical continuation	—	6,720	13,439	6,720	6,720
Death benefits	—	—	—	300,000	—
Monthly disability benefits	—	—	—	—	18,750
Value of accelerated stock options (3)	—	—	27,450	27,450	27,450
Value of accelerated stock awards(4)	—	—	690,411	690,411	690,411
Christopher D. Sveen					
Cash Severance	—	182,500	365,000	182,500	182,500
Bonus (2)	—	182,500	182,500	182,500	182,500
Medical continuation	—	4,454	8,909	4,454	4,454
Death benefits	—	—	—	300,000	—
Monthly disability benefits	—	—	—	—	18,750
Value of accelerated stock options (3)	—	—	30,500	30,500	30,500
Value of accelerated stock awards (4)	—	—	690,411	690,411	690,411

(1) Based on 2022 salary and cost information.
(2) Except in the case of voluntary termination or termination of cause, includes an assumed MIP payout of 50% of the Named Executive Officer's full base salary. Such amounts reflect each officer's 2022 target MIP bonus amount.
(3) Calculated based on December 30, 2022 closing price of $62.16 per share less the strike price of each accelerated stock option with a strike price less than $62.16. Stock options with a strike price greater than $62.16 do not have any value reflected herein. Stock options issued to any

employee under our standard stock option agreement under the Heska Corporation Equity Incentive Plan will vest in full if the employee, including any such employee who is an Executive Officer, is terminated in connection with a change-in-control.

(4) Calculated based on December 30, 2022 closing price of $62.16.

(5) In the event of a Change-in-Control that does not result in the termination of a Named Executive Officer, the value of accelerated stock options and the value of accelerated stock awards upon such Change-in-Control would be equal to the value of accelerated stock options and the value of accelerated stock awards as if such Named Executive Officer had been terminated in connection with a Change-in-Control, as reflected in this column. No value is attributable to any stock option awards that were out-of-the-money as of December 30, 2022.

PAY RATIO DISCLOSURE

Under Item 402(u) of Regulation S-K, we are required to disclose certain information regarding the ratio of the annual total compensation of our Chief Executive Officer to that of our median compensated employee. The ratio of annual total compensation for the year ended December 31, 2022 for our median compensated employee to that of our Chief Executive Officer was 1:20.

We determined our median compensated employee by reviewing the total cash compensation for all of our employees as of December 31, 2022, excluding the 5 employees of our Malaysian subsidiary, the 8 employees of our Australian subsidiary, the 1 employee of our United Kingdom subsidiary, and the 9 employees of our Swiss subsidiary, who collectively represented less than 5% of our total 808 global employees as of such date, as well as our Chief Executive Officer. For cash compensation paid in currency other than the US Dollar, we translated cash compensation using the exchange rate in effect on December 31, 2022. We calculated total compensation in the manner described in the "Summary Compensation Table" above for the median employee and determined total compensation for the year ended December 31, 2022 for such individual to be $49,327. Using the same approach, total compensation for the year ended December 31, 2022 for our Chief Executive Officer is $988,167 as further described in our "Summary Compensation Table" above.

The SEC's rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive "compensation actually paid" and certain financial performance of the Company. For further information concerning the Company's pay for performance philosophy and how the Company aligns executive compensation with the Company's performance, see "Executive Compensation—Compensation Discussion and Analysis."

| Year | Summary Compensation Table Total for PEO ($)(1) | Compensation Actually Paid to PEO ($)(2) | Average Summary Compensation Table Total for Non-PEO NEOs ($)(3) | Average Compensation Actually Paid to Non-PEO NEOs ($)(4) | Value of Initial Fixed $100 Investment Based On: | | Net Income ($ in 000s) | Revenue ($ in 000s) |
					Total Shareholder Return ($)(5)	Peer Group Total Shareholder Return ($)(6)		
2022	988,167	(14,049,199)	1,209,241	(4,442,635)	65	100	(19,889)	257,307
2021	19,350,468	16,912,116	572,141	2,822,844	190	152	(1,148)	253,739
2020	1,711,172	4,996,146	2,025,170	5,973,975	152	127	(14,399)	197,323

(1) Represents the amount reported for each of the corresponding years in the "Total" column in our Summary Compensation Table for Mr. Wilson, the Company's CEO.

(2) Represents the amount of "compensation actually paid" to Mr. Wilson, as computed in accordance with Item 402(v) of Regulation S-K. This amount does not reflect the total compensation actually realized or received by Mr. Wilson. In accordance with Item 402(v) of Regulation S-K, these amounts reflect "Total" compensation as set forth in the Summary Compensation Table for each year, adjusted as shown below. Equity values are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

Compensation Actually Paid to PEO	2022	2021	2020
Summary Compensation Table Total	988,167	19,350,468	1,711,172
Less, value of "Stock Awards" and "Option Awards" reported in Summary Compensation Table	—	(17,511,402)	(599,932)
Plus, year-end fair value of outstanding and unvested equity awards granted in the year	—	11,857,854	—
Plus, average fair value as of vesting date of equity awards granted and vested in the year	—	—	599,932
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years	(13,627,456)	2,526,896	3,259,223
Plus (less), year over year change in fair value of equity awards granted in prior years that vested in the year	(1,409,910)	688,300	25,751
Compensation Actually Paid to Mr. Wilson	(14,049,199)	16,912,116	4,996,146

(3) Represents the average of the amounts reported for the Company's Named Executive Officers (NEOs) as a group (excluding Mr. Wilson) for each of the corresponding years in the "Total" column of the Summary Compensation Table. The names of each of the NEOs included for these purposes in each applicable year are as follows: (i) for 2022, Ms. Grassman, Mr. Eyl, Ms. Baker and Mr. Sveen; (ii) for 2021, Ms. Grassman, Mr. Eyl, Mr. Sveen and Nancy Wisnewski Ph.D.; and (iii) for 2020, Ms. Grassman, Mr. Eyl, Dr. Wisnewski and Ms. Baker.

(4) Represents the average amount of "compensation actually paid" to the NEOs as a group (excluding Mr. Wilson), as computed in accordance with Item 402(v) of Regulation S-K. In accordance with Item 402(v) of Regulation S-K, these amounts reflect "Total" compensation as set forth in the Summary Compensation Table for each year, adjusted as shown below. Equity values are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of the grant.

Average Compensation Actually Paid to Non-PEO NEOs	2022	2021	2020
Summary Compensation Table Total	1,209,241	572,141	2,025,170
Less, value of "Stock Awards" and "Option Awards" reported in Summary Compensation Table	(724,890)	—	(1,510,502)
Plus, year-end fair value of outstanding and unvested equity awards granted in the year	354,545	—	4,297,187
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years	(3,277,931)	1,536,312	1,167,700

Plus (less), year over year change in fair value of equity awards granted in prior years that vested in the year	(2,003,600)	714,391	(5,580)
Compensation Actually Paid to Non-PEO NEOs	(4,442,635)	2,822,844	5,973,975

(5) Total Shareholder Return (TSR) is calculated by dividing (a) the sum of (i) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (ii) the difference between the Company's share price at the end of each fiscal year shown and the beginning of the measurement period, and the beginning of the measurement period by (b) the Company's share price at the beginning of the measurement period. The beginning of the measurement period for each year in the table is December 31, 2019.

(6) The peer group used for this purpose is the following published industry index: NASDAQ Medical Devices Index.

Description of Certain Relationships between Information Presented in the Pay versus Performance Table

As described in more detail in the section "Executive Compensation—Compensation Discussion and Analysis," the Company's executive compensation program reflects a variable pay-for-performance philosophy. While the Company utilizes several performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay versus Performance table. In accordance with SEC rules, the Company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

Compensation Actually Paid, Heska TSR and Peer Group TSR



Compensation Actually Paid and Net Income



Compensation Actually Paid and Revenue



Financial Performance Measures

As described in greater detail under "Executive Compensation—Compensation Discussion and Analysis," the Company's executive compensation program reflects a variable pay-for-performance philosophy. The metrics that the Company uses for both our long-term and short-term incentive awards are selected based on an objective of incentivizing our NEOs to increase the value of our enterprise for our shareholders. The most important financial performance measures used by the Company to link executive compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to the Company's performance are as follows:

- Revenue
- Gross Margin
- Adjusted EBITDA Margin

AUDITOR FEES AND SERVICES

Grant Thornton was our independent registered public accounting firm during fiscal 2022. Grant Thornton has served as our independent registered public accounting firm since May, 2020. The following table sets forth the aggregate fees billed by Grant Thornton to the Company for audit services rendered in connection with the consolidated financial statements and reports in 2022 and 2021, respectively, and for other services rendered during 2022 and 2021 on behalf of Heska and its subsidiaries, as well as all out-of-pocket costs incurred in connection with these services that have been billed to Heska and its subsidiaries.

	2022 ($)	2021 ($)
Audit Fees (1)	1,125,870 (3)	1,102,636 (3)
Audit Related Fees	—	—
Tax Fees (2)	—	9,009
All Other Fees	—	—
Total	1,125,870 (3)	1,111,645 (3)

(1)   Audit fees represent fees for the audit of our annual financial statements included in our Annual Reports on Form 10-K, review of financial statements included in our Form 10-Q Quarterly Reports and services that are normally provided by the independent auditors in connection with statutory and regulatory filings including review of proxy statements and consents for historical audit opinions.
(2)   Tax Fees include tax compliance, tax advice, and tax planning.
(3)   All non-USD currencies were translated into U.S. dollars using the applicable exchange rates as of December 31, 2022 and 2021, respectively.

Pre-Approval Policy. Our Audit Committee pre-approves auditing services and non-audit services not prohibited by law to be performed by our independent registered public accounting firm. Our Audit Committee also pre-approves associated fees, except for *de minimis* amounts for non-audit services, which are approved by our Audit Committee prior to the completion of the audit.

The following "Report of our Audit Committee" and related disclosure shall not be deemed incorporated by reference by any general statement incorporating this proxy statement into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

REPORT OF OUR AUDIT COMMITTEE

The ultimate responsibility for good corporate governance rests with Heska Corporation's Board of Directors (the "Board"), whose primary roles are oversight, counseling and direction to Heska Corporation's management in the best long-term interests of Heska Corporation ("Heska" or the "Company") and its stockholders. The Audit Committee of the Board (the "Audit Committee") has been established for the purpose of overseeing the accounting, internal controls and financial reporting processes of the Company and audits of Heska's financial statements.

Each Audit Committee member meets the requirements of "independence" as set forth in Section 10A(m)(3) of the Exchange Act, the rules and regulations promulgated by the Securities and Exchange Commission and the Nasdaq listing standards. Our Board has also determined that each of Mr. Furlong, Mr. Humphrey, and Dr. Hasenmaier are qualified as an audit committee financial expert within the meaning of the rules and regulations promulgated by the SEC and each has accounting and related financial management expertise within the meaning of the Nasdaq listing standards.

The Audit Committee operates under a written charter, a copy of which is available on Heska's website at www.heska.com. As described more fully in its charter, the purpose of the Audit Committee is to assist the Board in its oversight and monitoring of Heska's financial reporting, internal controls and audit function. Management is responsible for the preparation, presentation and integrity of Heska's financial statements; accounting and financial reporting principles; internal controls; and procedures designed to ensure compliance with accounting standards, applicable laws and regulations. The Audit Committee has hired an independent registered public accounting firm, who is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards. In accordance with the Sarbanes-Oxley Act of 2002, the Audit Committee has ultimate authority and responsibility to select, direct, compensate, evaluate and, when appropriate, replace Heska's independent registered public accounting firm.

The Audit Committee members are not functioning as professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent registered public accounting firm, nor can the Audit Committee certify that the independent registered public accounting firm is "independent" under applicable rules. The Audit Committee serves a board- level oversight role, in which it provides advice, counsel and direction to management on the basis of the information it receives, discussions with management and the independent registered public accounting firm, and the experience of the Audit Committee's members in business, financial and accounting matters. The Audit Committee has the authority to engage its own outside advisers, including experts in particular areas of accounting, as it determines appropriate, apart from counsel or advisers hired by management.

Throughout the 2022 fiscal year, we met and held discussions with management and Grant Thornton. Management represented to us that Heska's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and we have reviewed and discussed the audited consolidated financial statements with management and Grant Thornton. In Audit Committee meetings with Grant Thornton, we discussed matters as required to be discussed by applicable auditing standards of the Public Company Accounting Oversight Board or the Commission, as amended or supplemented, covering required communications with audit committees. Our review included a discussion with management of the quality, not merely the acceptability, of Heska's accounting principles, the reasonableness of significant estimates and judgments and the disclosure in Heska's consolidated financial statements.

We received from Grant Thornton the written disclosures and the letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence and discussed with Grant Thornton its independence. In reliance on the reviews and discussions noted above, and the report of the independent registered public accounting firm, we recommended to the Board that the Company's audited financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2022 and be filed with the Commission.

Submitted by the Audit Committee of Heska's Board of Directors:

Mark F. Furlong, *Chair*
Scott W. Humphrey
Joachim A. Hasenmaier
Stephen L. Davis

February 21, 2023

OWNERSHIP OF SECURITIES - COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of March 6, 2023 (except where otherwise noted), regarding the beneficial ownership of shares of Common Stock by each Director of the Company, by the persons named in the Summary Compensation Table (the "Named Executive Officers") elsewhere in this proxy statement, by all current Directors and Executive Officers of the Company as a group, and by each person who is known by us to be the beneficial owner of more than 5% of our Common Stock. We had 10,871,518 shares of Common Stock outstanding on March 6, 2023. The address for each individual shown in the table below is c/o Heska Corporation, 3760 Rocky Mountain Avenue, Loveland, CO 80538.

Beneficial Ownership Table

Name and Address of Beneficial Owner	Shares Beneficially Owned (1)	Percentage Beneficially Owned (1)
BlackRock, Inc. (2)	1,845,901	17.0%
55 East 52nd Street		
New York, NY 10055		
Nine Ten Capital Management LLC (3)	896,854	8.2%
1603 Orrington Ave Ste 1650		
Evanston, IL 60201		
The Vanguard Group (4)	733,420	6.7%
100 Vanguard Blvd.		
Malvern, PA 19355		
Named Executive Officers and Directors		
Robert L. Antin (5)	2,189	*
Stephen L. Davis (5)	3,053	*
Mark F. Furlong (5)	4,726	*
Joachim A. Hasenmaier (5)	2,004	*
Scott W. Humphrey (5)	6,881	*
Sharon J. Maples (5)	11,072	*
David E. Sveen, Ph.D. (5)(6)	43,081	*
Kevin S. Wilson (5)(7)	714,804	6.6%
Catherine I. Grassman (5)	84,481	*
Steven M. Eyl (5)	141,126	1.3%
Eleanor F. Baker (5)	57,614	*
Christopher D. Sveen (5)	52,444	*
All Directors and Executive Officers as a Group (14 Persons) (5)(6)(7)	1,376,830	12.3%

---

*   Amount represents less than 1% of our common stock.

(1)   To our knowledge and unless otherwise noted, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to securities. Shares of common stock issuable upon exercise of stock options exercisable within 60 days of March 6, 2023 without further action by Heska's Stockholders are deemed outstanding and beneficially owned by the person holding such option for purposes of computing such person's percentage ownership, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(2)   Based upon information derived from an amended Schedule 13G/A filed by BlackRock, Inc. on January 26, 2023 for holdings on December 31, 2022. The filing reports sole voting power with respect to 1,806,331 shares and sole dispositive power with respect to 1,845,901 shares.

(3)   Based upon information derived from a Schedule 13G/A filed by Nine Ten Capital Management LLC on February 10, 2023 for holdings on December 31, 2022.

(4)   Based upon information derived from a Schedule 13G/A filed by The Vanguard Group on February 9, 2023 for holdings on December 31, 2022. The filing reports shared voting power with respect to 16,335 shares, sole dispositive power with respect to 708,205 shares, and shared dispositive power with respect to 25,215 shares.

(5)   Includes shares owned, as well as unvested shares and exercisable options that are exercisable within 60 days of March 6, 2023 in the following amounts: Mr. Antin, 1,107 shares; Mr. Davis, 1,107 shares; Mr. Furlong, 1,107 shares; Dr. Hasenmaier, 1,107 shares; Mr. Humphrey, 1,107 shares; Ms. Maples, 1,107 shares; Dr. David Sveen, 1,107 shares; Mr. Wilson 232,226 shares; Mr. Eyl, 118,279 shares; Ms. Grassman, 75,252 shares; Mr. Christopher Sveen, 47,907 shares; Ms. Baker, 53,507 shares; all Directors and Executive Officers as a group, 705,958 shares.

(6)   Includes 14,285 shares held by Bethany Creek Partners, LP and 7,143 shares held by Lindberg Capital Partners, LP. Dr. Sveen is a general partner of, and an investor in, both Bethany Creek Partners, LP and Lindberg Capital Partners, LP.

(7)   Mr. Wilson is the spouse of Mrs. Wilson who owns Heska Corporation shares. Mr. Wilson, Mrs. Wilson and trusts for the benefit of their children and family own a 100% interest in Cuattro, LLC. Includes 162,763 shares held by Cuattro, LLC, 9,000 shares owned by Mrs. Wilson, and 138,743 shares held by the Wilson Family Trust. Mr. Wilson disclaims beneficial ownership of the shares held by Mrs. Wilson.

SIGNIFICANT RELATIONSHIPS AND TRANSACTIONS WITH DIRECTORS, OFFICERS OR PRINCIPAL STOCKHOLDERS

Related Party Transactions

Pursuant to our Code of Conduct and Ethics, a copy of which is available on Heska's website at www.heska.com, our Corporate Governance Committee charter, and our Audit Committee Charter, our Audit Committee or our Corporate Governance Committee must review and approve any transaction that the Company proposes to enter into that would be required to be disclosed under Item 404(a) of Regulation S-K. Prior to any related party transaction, the related party must submit their request to the Governance and Audit Committee Chair, the Chair of the Board of Directors and the Company Chief Financial Officer for review. A review and approval or denial must be made and documented by the appropriate committee with notification to the full Board. Item 404(a) of Regulation S-K requires the Company to disclose in its proxy statement any transaction involving more than $120,000 in which the Company is a participant and in which any related person has or will have a direct or indirect material interest. A related person for purposes of this analysis is any Executive Officer, Director, nominee for Director, or holder of 5% or more of the Company's Common Stock, or an immediate family member of any of those persons.

Doug Wilson, Director, Creative Marketing for the Company, is the brother of Kevin Wilson, the Company's President and Chief Executive Officer. In 2022, Mr. Doug Wilson earned $185,000 in salary. Mr. Doug Wilson also received non-Equity Incentive Plan Compensation related to the MIP in the amount of $11,100. His compensation is consistent with the total compensation provided to other employees of the same level with similar responsibilities.

Christopher D. Sveen, Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary for the Company, and President of Diamond Animal Health, is the son of David Sveen, Ph.D. a member of the Company's Board. Mr. Christopher Sveen is a Named Executive Officer of the Company. His compensation information can be found in the Executive Compensation section of this Proxy Statement. Because Mr. Christopher Sveen is an Executive Officer of the Company, the Board has determined that David Sveen, Ph.D. is not independent. David Sveen, Ph.D. does not currently sit on any Board committees.

OTHER MATTERS

The Board knows of no other business to be transacted at the Annual Meeting.

OTHER INFORMATION

"Householding" of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding", potentially provides extra convenience for stockholders and cost savings for companies. Heska and some brokers household proxy materials, delivering a single proxy statement or notice of internet availability of proxy materials to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent to such householding. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to Investor Relations, Heska Corporation, 3760 Rocky Mountain Avenue, Loveland, Colorado 80538, by calling (970) 493-7272, or by emailing InvestorRelations@Heska.com.

Proxy Solicitor

You may contact our proxy solicitor, Morrow Sodali LLC ("Morrow Sodali"), for a copy of the proxy materials. Morrow Sodali's address is 333 Ludlow St, Stamford, CT 06902. Stockholders may call Morrow Sodali at 1-800-662-5200 and brokers and banks may call Morrow Sodali at 1-203-658-9400. We undertake to promptly deliver a copy of the proxy materials upon receiving your written or oral request.

ANNUAL REPORT ON FORM 10-K

The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, including the financial statements and the financial statement schedules included therein, will be mailed with this proxy statement to stockholders that request and receive a copy of the proxy materials in the mail. Stockholders that received the Notice of Internet Availability of Proxy Materials can access the Annual Report and this proxy statement on the website referenced in the Notice of Internet Availability of Proxy Materials. The exhibits to the Annual Report on Form 10-K are available upon payment of charges that approximate the cost of reproduction. Copies are available to stockholders upon written request to the Company at: Heska Corporation, Attn: Corporate Secretary, 3760 Rocky Mountain Avenue, Loveland, Colorado 80538; telephone: (970) 493-7272.

If you would like to request documents from the Company, please do so by April 21, 2023 to receive timely delivery of the documents in advance of the Annual Meeting.

BY ORDER OF THE BOARD OF DIRECTORS



Christopher D. Sveen
Executive Vice President, Chief Administrative Officer,
General Counsel and Corporate Secretary
Heska Corporation

A copy of this proxy statement requested in relation to the May 3, 2023 Annual Meeting of our stockholders is available without charge upon written request to: Morrow Sodali LLC, 333 Ludlow St, Stamford, CT 06902. Stockholders may call Morrow Sodali at 1-800-662-5200 and brokers and banks may call Morrow Sodali at 1-203-658-9400.

APPENDIX A

HESKA CORPORATION
EQUITY INCENTIVE PLAN
(as proposed to be amended)

Effective May 5, 2021

ARTICLE 1.
INTRODUCTION

The purpose of the Plan is to promote the long-term success of the Company and the creation of stockholder value by (a) encouraging Employees, Outside Directors and Consultants to focus on critical long-range objectives, (b) encouraging the attraction and retention of Employees, Outside Directors and Consultants with exceptional qualifications and (c) linking Employees, Outside Directors and Consultants directly to stockholder interests through increased stock ownership. The Plan seeks to achieve this purpose by providing for Awards in the form of Restricted Shares, Restricted Stock Units, Options (which may constitute ISOs or NQOs), Stock Appreciation Rights, Performance-Based Awards, Other Cash-Based Awards, or Other Stock-Based Awards.

The Plan shall be governed by, and construed in accordance with, the laws of the State of Colorado (except its choice-of-law provisions).

ARTICLE 2.
ADMINISTRATION.

2.1 **COMMITTEE COMPOSITION**. The Plan shall be administered by the Committee. The Committee shall consist exclusively of two or more independent directors of the Company, who shall be appointed by the Board. The initial Committee shall be the Compensation Committee of the Board. In addition, the composition of the Committee shall satisfy such requirements as the Securities and Exchange Commission may establish for administrators acting under plans intended to qualify for exemption under Rule 16b-3 under the Exchange Act. The Board may also appoint one or more separate committees of the Board, each composed of one or more directors of the Company who need not satisfy the foregoing requirements, who may administer the Plan with respect to Employees and Consultants who are not considered officers or directors of the Company under Section 16 of the Exchange Act, may grant Awards under the Plan to such Employees and Consultants and may determine all terms of such Awards. In addition, to the fullest extent permitted by applicable law and subject to any limitations that may be established by the Board or the Committee, the Board or the Committee may delegate to one or more officers of the Company the authority to designate the individuals (other than such officer(s) or any individual considered an officer or director of the Company under Section 16 of the Exchange Act) among those eligible to receive Awards pursuant to the terms of the Plan, who will receive Awards under the Plan and the size of each such grant.

2.2 **COMMITTEE RESPONSIBILITIES**. The Committee shall (a) select the Employees, Outside Directors and Consultants who are to receive Awards under the Plan, (b) determine the type, number, vesting requirements and other features and conditions of such Awards, (c) interpret the Plan and (d) make all other decisions relating to the operation of the Plan. The Committee may adopt such rules or guidelines as it deems appropriate to implement the Plan. The Committee may amend or modify any outstanding Awards in any manner to the extent the Committee would have had the authority under the Plan initially to make such Awards as so amended or modified. The Committee's determinations under the Plan shall be final and binding on all persons.

2.3 **INDEMNIFICATION**. No member of the Board or the Committee, or any officer or employee of the Company or any Subsidiary or Affiliate thereof acting on behalf of the Board or the Committee, shall be personally liable for any action, omission, determination or interpretation taken or made in good faith with respect to the Plan, and all members of the Board or the Committee and each and any officer or employee of the Company and of any Subsidiary or Affiliate thereof acting on their behalf shall, to the maximum extent permitted by applicable law and the Company's by-laws and governing documents, be fully indemnified and protected by the Company in respect of any such action, omission, determination or interpretation.

2.4 **BENEFICIARY DESIGNATIONS**. If permitted by the Committee, a Participant under the Plan may name a beneficiary or beneficiaries to whom any vested but unpaid Award shall be paid in the event of the Participant's death. Each such designation shall revoke all prior designations by the Participant and shall be effective only if given in a form and manner acceptable to the Committee. In the absence of any such designation, any vested benefits remaining unpaid at the Participant's death shall be paid to the Participant's surviving spouse, or if none, to the Participant's estate.

ARTICLE 3.

<p style="text-align:center">SHARES AVAILABLE FOR GRANTS.</p>

3.1   <u>**BASIC LIMITATION**</u>. Common Shares issued pursuant to the Plan may be authorized but unissued Common Shares or treasury shares, or Common Shares reacquired by the Company in any manner. Subject to adjustment in accordance with <u>Article 12</u>, the number of Common Shares which may be issued pursuant to Awards granted under the Plan is ~~350,000~~ 450,000 Common Shares plus the number of Common Shares that remain available for grant under the Prior Plans as of May 5, 2021. The aggregate number of Common Shares that may be issued pursuant to the exercise of ISOs granted under the Plan is ~~350,000~~ 450,000, subject to adjustment in accordance with <u>Article 12</u> to the extent such adjustment will not affect the status of any Option intended to qualify as an ISO.

3.2 <u>**ADDITIONAL SHARES**</u>.

(a)   Any Common Shares subject to an Award that is canceled, forfeited, settled in cash or expires prior to exercise or realization, either in full or in part, shall again become available for issuance under the Plan as Awards. Notwithstanding anything to the contrary contained herein, Common Shares subject to an Award under the Plan shall not again be made available for issuance or delivery under the Plan if such Common Shares are (i) tendered in payment of an Option, (ii) delivered or withheld by the Company to satisfy any tax withholding obligation, (iii) repurchased by the Company using the proceeds from an Option exercise, or (iv) subject to a Stock Appreciation Right that are not issued in connection with its stock settlement on exercise thereof.

(b)   Any Common Shares subject to an award granted under a Prior Plan that is canceled, forfeited, settled in cash or expires prior to exercise or realization, either in full or in part, shall become available for issuance under the Plan as Awards. Notwithstanding anything to the contrary contained herein, Common Shares subject to an award granted under a Prior Plan shall not be made available for issuance or delivery under the Plan if such Common Shares are (i) tendered in payment of an option granted under a Prior Plan, (ii) delivered or withheld by the Company to satisfy any tax withholding obligation with respect to any award granted under a Prior Plan, (iii) repurchased by the Company using the proceeds from an option exercise; or (iv) subject to a stock appreciation right granted under a Prior Plan that are not issued in connection with its stock settlement on exercise thereof.

3.3   <u>**MINIMUM VESTING REQUIREMENTS**</u>. Except as otherwise provided in this <u>Section 3.3</u>, Awards granted under the Plan shall be subject to a minimum vesting period of one (1) year. Notwithstanding the foregoing, (a) such minimum vesting provision shall not apply to the accelerated vesting of an Award in the event of a Participant's death or Disability or the occurrence of a Change in Control, and (b) the Committee may grant Awards covering five percent (5%) or fewer of the total number of Common Shares authorized under the Plan as set forth in Section 3.1 without regard to the above-described minimum vesting requirements. In addition, with respect to Awards made to Outside Directors, the vesting of such Awards will be deemed to satisfy the one (1)-year minimum vesting requirement to the extent that the Awards vest on the earlier of the one (1)-year anniversary of the date of grant and the next regular annual meeting of the Company's stockholders that is at least fifty (50) weeks after the immediately preceding year's annual meeting.

3.4   <u>**LIMITATION ON OUTSIDE DIRECTOR COMPENSATION**</u>. Notwithstanding anything herein to the contrary, compensation paid to an Outside Director in respect of his or her service as an Outside Director, including cash fees and Awards under the Plan (based on the grant date Fair Market Value of such Awards for financial reporting purposes), shall not exceed $300,000 per fiscal year. For the avoidance of doubt, compensation shall be counted toward this limit for the Board compensation year in which it is earned (and not when it is paid or settled in the event that it is deferred).

3.5   <u>**ASSUMPTION UNDER THE PLAN OF AWARDS; SUBSTITUTE AWARDS**</u>. Notwithstanding any other provision of the Plan, the Board or the Committee, in its discretion, may authorize the assumption and continuation under the Plan of outstanding and unexercised stock options or other types of stock-based awards that were granted under an equity plan or agreement that is or was maintained by a corporation or other entity that was merged into, consolidated with, or whose stock or assets were acquired by, the Company as the surviving corporation. Any such action will be upon such terms and conditions as the Board or the Committee, in its discretion, may deem appropriate, including provisions to preserve the holder's rights under the previously granted and unexercised award. The exercise price and number of shares for any such stock options shall be determined in accordance with the principles of Sections 409A and 424(a) of the Code. Any such assumption and continuation of any such previously granted and unexercised award will be treated as an outstanding Award under the Plan, but will not count against the number of Shares reserved for issuance pursuant to Section 3.1. In addition, any Shares issued by the Company through the assumption or substitution of outstanding grants from an acquired company will not reduce the Shares available for grants as provided in Section 3.1.

<p style="text-align:center">ARTICLE 4.
ELIGIBILITY.</p>

4.1   **AWARDS OTHER THAN ISOS**. Employees, Outside Directors and Consultants shall be eligible for the grant of Awards other than ISOs.

4.2   **INCENTIVE STOCK OPTIONS**. Only Employees of the Company, a Parent or a Subsidiary shall be eligible for the grant of ISOs.


ARTICLE 5.
OPTIONS.


5.1   **STOCK OPTION AGREEMENT**. Each grant of an Option under the Plan shall be evidenced by an Award Agreement between the Participant and the Company. Such Option shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The Award Agreement shall specify whether the Option is an ISO or an NQO. The provisions of the various Award Agreements entered into under the Plan need not be identical.

5.2   **NUMBER OF SHARES**. Each Award Agreement shall specify the number of Common Shares subject to the Option and such number shall be subject to adjustment in accordance with Article 12 hereof.

5.3   **EXERCISE PRICE**. Each Award Agreement shall specify the Exercise Price; provided that the Exercise Price under an Option shall in no event be less than one-hundred percent (100%) of the Fair Market Value of a Common Share on the date of grant.

5.4   **INCENTIVE STOCK OPTIONS**. The grant of ISOs shall be subject to all of the requirements of Code Section 422, including the following limitations:

(a)   The Exercise Price of an ISO shall not be less than one-hundred percent (100%) of the Fair Market Value of a Common Share on the date of grant; provided, however, if on the date of grant, the Employee (together with persons whose stock ownership is attributed to the Employee pursuant to Code Section 424(d)) owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any of its Subsidiaries (a "***10% Stockholder***"), the Exercise Price shall not be less than one-hundred and ten percent (110%) of the Fair Market Value of a Common Share on the date of grant.

(b)   To the extent that the aggregate Fair Market Value of the Common Shares with respect to which ISOs are exercisable for the first time by any individual during any calendar year (under all plans of the Company) exceeds $100,000, such Options will be treated as NQOs to the extent required by Code Section 422. For purposes of this Section 5.4(b), ISOs shall be taken into account in the order in which they were granted. The Fair Market Value of the Common Shares shall be determined as of the time the Option with respect to such Common Shares is granted.

(c)   In the event of a Participant's change of status from Employee to Consultant or Outside Director, an ISO held by the Participant shall cease to be treated as an ISO and shall be treated for tax purposes as an NQO three (3) months and one (1) day following such change of status.

5.5   **EXERCISABILITY**. Each Award Agreement shall specify the date when all or any installment of the Option is to become exercisable. Each Award Agreement may also provide for accelerated exercisability of the Option in the event of the Participant's death, Disability or Retirement or other events and may provide for expiration prior to the end of the Option's term in the event of the termination of the Participant's service. NQOs may also be awarded in combination with Restricted Shares, and such an Award may provide that the NQOs will not be exercisable unless the related Restricted Shares are forfeited.

5.6   **OPTION TERM**. Unless otherwise specified in an Award Agreement, but in any event, no later than ten (10) years from the date of grant thereof, each Option shall terminate no later than the first to occur of the following events:

(a)   *Date in Award Agreement*. The date for termination of the Option set forth in the Award Agreement;

(b)   *Termination of Service*. The ninetieth (90th) day following the date on which the Participant's service terminates (other than for a reason described in Section 5.6(c) or (d) below);

(c)   *Disability*. In the event that a Participant's service terminates due to the Participant's Disability, the Participant may exercise his or her Option at any time within twelve (12) months following the date of such termination, but only to the extent that the Participant was entitled to exercise it at the date of such termination (but in no event later than the expiration of the term of the Option as set forth in the applicable Award Agreement). If, at the date of termination, the Participant is not entitled to exercise his or her entire Option, the Common Shares covered by the unexercisable portion of the Option shall revert to the Plan. If, after termination, the Participant does not exercise his or her Option within the time specified herein, the Option shall terminate, and the Common Shares covered by such Option shall revert to the Plan;

(d) *Death*. In the event of the death of a Participant, the Participant's Option may be exercised at any time within twelve (12) months following the date of death (but in no event later than the expiration of the term of such Option as set forth in the applicable Award Agreement), by the Participant's estate or by a person who acquired the right to exercise the Option by bequest or inheritance, but only to the extent that the Participant was entitled to exercise the Option at the date of death. If, at the time of death, the Participant was not entitled to exercise his or her entire Option, the Common Shares covered by the unexercisable portion of the Option shall immediately revert to the Plan. If, after death, the Participant's estate or a person who acquired the right to exercise the Option by bequest or inheritance does not exercise the Option within the time specified herein, the Option shall terminate, and the Common Shares covered by such Option shall revert to the Plan; or

(e) *Ten Years from Grant*. An Option shall expire no more than ten (10) years after the date of grant; provided, however, that if an ISO is granted to a 10% Stockholder, such ISO may not be exercised after the expiration of five (5) years from the date of grant.

5.7 **EFFECT OF CHANGE IN CONTROL**. The Committee may determine, at the time of granting an Option or thereafter, that such Option shall become exercisable as to all or part of the Common Shares subject to such Option in the event that a Change in Control occurs with respect to the Company.

5.8 **PROHIBITION ON REPRICINGS**. Notwithstanding anything to the contrary contained herein and except as may be permitted under Section 3.5 hereof, the Board and the Committee may not, without stockholder approval, directly or indirectly reduce the exercise price of an outstanding Option or Stock Appreciation Right, including (i) changing the terms of an Option or Stock Appreciation Right to reduce the exercise price of such Option or Stock Appreciation Right; (ii) cancelling an Option or Stock Appreciation Right in exchange for a new Option or Stock Appreciation Right with a lower exercise price, (iii) cancelling an Option or Stock Appreciation Right in exchange for a different type of Award under the Plan that has a value that is greater than the excess of the Fair Market Value of the applicable shares on the date of such payment over the exercise price, (iv) authorizing, in lieu of the exercise or in exchange for the cancellation of an Option or Stock Appreciation Right, the payment of cash in an amount that is greater than the excess of the Fair Market Value of the Common Shares on the date of such payment over the exercise price, or (v) taking any other action that is treated as a "repricing" under generally accepted accounting principles, unless the cancellation and exchange occurs in connection with an adjustment permitted under Article 12.

5.9 **PAYMENT FOR OPTION SHARES**
.

(a) *General Rule*. The entire Exercise Price of Common Shares issued upon exercise of Options shall be payable in cash or cash equivalents at the time when such Common Shares are purchased, except as follows:

(1) In the case of an ISO granted under the Plan, payment shall be made only pursuant to the express provisions of the applicable Award Agreement. The Award Agreement may specify that payment may be made in any form(s) described in this Section 5.9.

(2) In the case of an NQO, the Committee may at any time accept payment in any form(s) described in this Section 5.9.

(b) *Surrender of Stock*. To the extent that this Section 5.9(b) is applicable, all or any part of the Exercise Price may be paid by surrendering Common Shares that are already owned by the Participant. Such Common Shares shall be valued at their Fair Market Value on the date when the new Common Shares are purchased under the Plan. The Participant shall not surrender Common Shares in payment of the Exercise Price if such action could cause the Company to recognize additional compensation expense with respect to the Option for financial reporting purposes under GAAP accounting at the time of such proposed surrender.

(c) *Exercise/Sale*. To the extent that this Section 5.9(c) is applicable, all or any part of the Exercise Price may be paid by delivering (on a form prescribed by the Company) an irrevocable direction to a securities broker approved by the Company to sell all or part of the Common Shares being purchased under the Plan and to deliver all or part of the sales proceeds to the Company.

(d) *Other Forms of Payment*. To the extent that this Section 5.9(d) is applicable, all or any part of the Exercise Price may be paid in any other form that is consistent with applicable laws, regulations and rules, including, without limitation, pursuant to a net exercise.


ARTICLE 6.
RESTRICTED SHARES.


6.1 **TIME, AMOUNT AND FORM OF AWARDS**. Awards under the Plan may be granted in the form of Restricted Shares. Restricted Shares may also be awarded in combination with NQOs, and such an Award may provide that the

Restricted Shares will be forfeited in the event that the related NQOs are exercised. The Committee shall determine the eligible individuals to whom, and the time or times at which, grants of Restricted Shares shall be made; the number of Restricted Shares to be awarded; the period of restrictions, if any, applicable to Restricted Shares; the performance goals (if any) applicable to Restricted Shares; and all other conditions of the Restricted Shares. If the restrictions, performance goals and/or conditions established by the Committee are not attained, a Participant shall forfeit his or her Restricted Shares in accordance with the terms of the grant. The provisions of Restricted Shares need not be the same with respect to each Participant.

6.2 **PAYMENT FOR AWARDS**. To the extent that an Award is granted in the form of newly issued Restricted Shares, the Award recipient, as a condition to the grant of such Award, shall be required to pay the Company in cash, cash equivalents or any other form of legal consideration acceptable to the Company, including but not limited to future services, an amount equal to the par value of such Restricted Shares. To the extent that an Award is granted in the form of Restricted Shares from the Company's treasury, no cash consideration shall be required of the Award recipients.

6.3 **VESTING CONDITIONS**. Each Award of Restricted Shares shall be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Award Agreement. An Award Agreement may provide for accelerated vesting in the event of the Participant's death, Disability or Retirement or other events. Notwithstanding any other provision of the Plan to the contrary, the Committee may determine, at the time of granting Restricted Shares or thereafter, that all or part of such Restricted Shares shall become vested in the event that a Change in Control occurs with respect to the Company.

6.4 **VOTING AND DIVIDEND RIGHTS**. Unless otherwise provided in the Award Agreement, the holder of Restricted Shares awarded under the Plan shall have the same voting, dividend and other rights as the Company's other stockholders; provided, that to the extent that a Restricted Share carries with it a right to receive dividends, any dividends declared shall be accumulated and paid at the time (and to the extent) that the Restricted Shares vest, but in no event later than two-and-a-half (2.5) months following the end of the calendar year in which the vesting occurs. Without limitation, an Award Agreement may require that the holders of Restricted Shares invest any cash dividends received in additional Restricted Shares (in which case such additional Restricted Shares shall be subject to the same conditions and restrictions as the Award with respect to which the dividends were paid).


ARTICLE 7.
RESTRICTED STOCK UNITS.


7.1 **TIME, AMOUNT AND FORM OF AWARDS**. Awards under the Plan may be granted in the form of Restricted Stock Units. Restricted Stock Units may be issued either alone or in addition to other Awards granted under the Plan. The Committee shall determine the eligible individuals to whom, and the time or times at which, grants of Restricted Stock Units shall be made; the number of Restricted Stock Units to be awarded; the period of restrictions, if any, applicable to Restricted Stock Units; the performance goals (if any) applicable to Restricted Stock Units; and all other conditions of the Restricted Stock Units. If the restrictions, performance goals and/or conditions established by the Committee are not attained, a Participant shall forfeit his or her Restricted Stock Units in accordance with the terms of the grant. The provisions of Restricted Stock Units need not be the same with respect to each Participant.

7.2 **RESTRICTIONS AND CONDITIONS**. Each Award of Restricted Stock Units shall be subject to the following restrictions and conditions and any additional restrictions or conditions as determined by the Committee at the time of grant or, subject to Code Section 409A, thereafter:

(a) Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Award Agreement.

(b) An Award Agreement may provide for accelerated vesting in the event of the Participant's death, Disability or Retirement or other events. Notwithstanding any other provision of the Plan to the contrary, the Committee may determine, at the time of granting Restricted Stock Units or thereafter, that all or part of such Restricted Stock Units shall become vested in the event that a Change in Control occurs with respect to the Company.

(c) Participants holding Restricted Stock Units shall have no voting rights. A Restricted Stock Unit may, at the Committee's discretion, carry with it a right to dividend equivalents. Such right would entitle the holder to be credited with an amount equal to all cash dividends paid on one Common Share while the Restricted Stock Unit is outstanding. The Committee, in its discretion, may grant dividend equivalents from the date of grant or only after a Restricted Stock Unit is vested. Notwithstanding anything herein to the contrary, to the extent that a Restricted Stock Unit carries with it rights to dividend equivalents, any dividend equivalents with respect to dividends declared shall be accumulated and paid at the time (and to the extent) that the Restricted Stock Units vest, but in no event later than two-and-a-half (2.5) months following the end of the calendar year in which the vesting occurs.

(d)   The rights of Participants granted Restricted Stock Units upon termination of employment or service as an Outside Director or Consultant of the Company or an Affiliate thereof terminates for any reason while the Restricted Stock Units remain outstanding shall be set forth in the Award Agreement.

7.3   **RIGHTS AS A STOCKHOLDER**. Except as may otherwise be provided in an Award Agreement with respect to dividend equivalents (in accordance with Section 7.2(c)), a Participant shall have no rights to dividends or any other rights of a stockholder with respect to the Common Shares subject to Restricted Stock Units until the Participant has satisfied all conditions of the Award Agreement and the requirements of Section 15.1, and the Common Shares have been issued to the Participant.

7.4   **SETTLEMENT OF RESTRICTED STOCK UNITS**. Settlement of vested Restricted Stock Units shall be made to Participants in the form of Common Shares, unless the Committee, in its sole discretion, provides for the payment of the Restricted Stock Units in cash (or partly in cash and partly in Common Shares) equal to the Fair Market Value of the Common Shares that would otherwise be distributed to the Participant.

ARTICLE 8.
STOCK APPRECIATION RIGHTS.

8.1   **IN GENERAL**. Stock Appreciation Rights may be granted either alone ("*Free Standing Rights*") or in conjunction with all or part of any Option granted under the Plan ("*Related Rights*"). Related Rights may be granted either at or after the time of the grant of such Option. The Committee shall determine the eligible individuals to whom, and the time or times at which, grants of Stock Appreciation Rights shall be made, the number of Common Shares to be awarded, the price per Common Share, and all other conditions of Stock Appreciation Rights. Notwithstanding the foregoing, no Related Right may be granted for more Common Shares than are subject to the Option to which it relates and any Stock Appreciation Right must be granted with an Exercise Price not less than the Fair Market Value of a Common Share on the date of grant. The provisions of Stock Appreciation Rights need not be the same with respect to each Participant. Stock Appreciation Rights granted under the Plan shall be subject to the following terms and conditions set forth in this Section 8.1 and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Committee shall deem desirable, as set forth in the applicable Award Agreement.

8.2   **RIGHTS AS STOCKHOLDER**. A Participant shall have no rights to dividends or any other rights of a stockholder with respect to the Common Shares subject to a Stock Appreciation Right until the Participant has given written notice of the exercise thereof, has satisfied the requirements of Section 15.1 and the Common Shares have been issued to the Participant.

8.3   **EXERCISABILITY**.

(a)   Stock Appreciation Rights that are Free Standing Rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee in the applicable Award Agreement.

(b)   Stock Appreciation Rights that are Related Rights shall be exercisable only at such time or times and to the extent that the Options to which they relate shall be exercisable in accordance with the provisions of Article 5 and this Article 8.

(c)   An Award Agreement may provide for accelerated vesting in the event of the Participant's death, Disability or Retirement or other events. Notwithstanding any other provision of the Plan to the contrary, the Committee may determine, at the time of granting Stock Appreciation Rights or thereafter, that all or part of such Stock Appreciation Rights shall become vested in the event that a Change in Control occurs with respect to the Company.

8.4   **PAYMENT UPON EXERCISE**.

(a)   Upon the exercise of a Free Standing Right, the Participant shall be entitled to receive up to, but not more than, that number of Common Shares, determined using the Fair Market Value, equal in value to the excess of the Fair Market Value as of the date of exercise over the price per Common Share specified in the Free Standing Right multiplied by the number of Common Shares in respect of which the Free Standing Right is being exercised.

(b)   A Related Right may be exercised by a Participant by surrendering the applicable portion of the related Option. Upon such exercise and surrender, the Participant shall be entitled to receive up to, but not more than, that number of Common Shares, determined using the Fair Market Value, equal in value to the excess of the Fair Market Value as of the date of exercise over the Exercise Price specified in the related Option multiplied by the number of Common Shares in respect of which the Related Right is being exercised. Options which have been so surrendered, in whole or in part, shall no longer be exercisable to the extent the Related Rights have been so exercised.

A-6

(c)   Notwithstanding the foregoing, the Committee may determine to settle the exercise of a Stock Appreciation Right in cash (or in any combination of Common Shares and cash).

8.5   **TERMINATION OF EMPLOYMENT OR SERVICE**.

(a)   In the event of the termination of employment or service with the Company and all Affiliates thereof of a Participant who has been granted one or more Free Standing Rights, such rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee in the applicable Award Agreement.

(b)   In the event of the termination of employment or service with the Company and all Affiliates thereof of a Participant who has been granted one or more Related Rights, such rights shall be exercisable at such time or times and subject to such terms and conditions as set forth in the related Options.

8.6   **TERM**.

(a)   The term of each Free Standing Right shall be fixed by the Committee, but no Free Standing Right shall be exercisable more than ten (10) years after the date such right is granted.

(b)   The term of each Related Right shall be the term of the Option to which it relates, but no Related Right shall be exercisable more than ten (10) years after the date such right is granted.

ARTICLE 9.
OTHER STOCK-BASED OR CASH-BASED AWARDS.

9.1   **IN GENERAL**. The Committee is authorized to grant Awards to Participants in the form of Other Stock-Based Awards or Other Cash-Based Awards, as deemed by the Committee to be consistent with the purposes of the Plan and as evidenced by an Award Agreement. The Committee shall determine the terms and conditions of such Awards, consistent with the terms of the Plan, at the date of grant or thereafter, including any performance goals and performance periods. Common Shares or other securities or property delivered pursuant to an Award in the nature of a purchase right granted under this Section 9.1 shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, Common Shares, other Awards, notes or other property, as the Committee shall determine, subject to any required corporate action.

9.2   **VESTING**. An Award Agreement with respect to an Other Stock-Based Award or Other Cash-Based Award may provide for accelerated vesting in the event of the Participant's death, Disability or Retirement or other events. Notwithstanding any other provision of the Plan to the contrary, the Committee may determine, at the time of granting an Other Stock-Based Award or Other Cash-Based Award or thereafter, that all or part of such Awards shall become vested in the event that a Change in Control occurs with respect to the Company.

ARTICLE 10.
PERFORMANCE-BASED AWARDS.

The Committee, in its discretion, may make Awards subject to vesting based on the achievement of performance goals (such awards, "***Performance-Based Awards***"), in which case the Committee will specify in writing, by resolution or otherwise, the Participants eligible to receive a Performance-Based Award (which may be expressed in terms of a class of individuals) and the performance goals applicable to Performance-Based Awards. The Committee may make Awards subject to the achievement of such performance goals as it determines in its sole discretion. The Committee also has the authority to provide in an Award for accelerated vesting of an Award based on the achievement of performance goals. In determining the actual amount of a Participant's Performance-Based Award for a Performance Period, the Committee may reduce or eliminate the amount of the Performance-Based Award otherwise earned if, in its sole judgment, such reduction or elimination is appropriate.

ARTICLE 11
CLAWBACK

Notwithstanding any other provisions in this Plan to the contrary, any Award received by a Subject Participant, and/or any Common Share issued upon exercise of any Award received by a Subject Participant hereunder, and/or any amount received with respect to any sale of any such Award or Common Share, will be subject to potential cancellation, recoupment, rescission, payback or other action to the extent required pursuant to applicable law, government regulation or national securities exchange listing requirement (or any clawback policy adopted by the Company from time to time pursuant to any such law, government regulation or national securities exchange listing requirement or to comport with good corporate governance practices). Each Subject Participant agrees and consents to the Company's application, implementation and enforcement of any clawback policy established by the Company that may apply to the Subject Participant and any provision of applicable law, government regulation or national securities exchange listing requirement relating to cancellation, rescission, payback or recoupment of compensation, and expressly agrees that the Company may take such actions as are necessary to effectuate any such policy (as applicable to the Subject Participant) or applicable law, government regulation or national securities exchange listing requirement without further consent or action being required by the Subject Participant.

ARTICLE 12
PROTECTION AGAINST DILUTION.

12.1   **ADJUSTMENTS**. In the event of a subdivision of the outstanding Common Shares, a declaration of a dividend payable in Common Shares, a declaration of a dividend payable in a form other than Common Shares in an amount that has a material effect on the price of Common Shares, a combination or consolidation of the outstanding Common Shares (by reclassification or otherwise) into a lesser number of Common Shares, a recapitalization, a spin-off or a similar occurrence, the Committee shall make such adjustments as it, in its sole discretion, deems appropriate in one or more of (a) the number of Common Shares available for issuance pursuant to future Awards under Article 3, (b) the number of Common Shares covered by each outstanding Award or (c) the Exercise Price under each outstanding Option and Stock Appreciation Right. Except as provided in this Article 12, a Participant shall have no rights by reason of any issue by the Company of stock of any class or securities convertible into stock of any class, any subdivision or consolidation of shares of stock of any class, the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class.

12.2   **DISSOLUTION OR LIQUIDATION**. To the extent not previously exercised, Options shall terminate immediately prior to the dissolution or liquidation of the Company.

12.3   **REORGANIZATIONS**. In the event that the Company is a party to a merger or other reorganization, outstanding Awards shall be subject to the agreement of merger or reorganization. Such agreement may provide, without limitation, for the continuation of outstanding Awards by the Company (if the Company is a surviving corporation), for their assumption by the surviving corporation or its parent or subsidiary, for the substitution by the surviving corporation or its parent or subsidiary of its own awards for such Awards, for accelerated vesting and accelerated expiration, or for settlement in cash or cash equivalents.

ARTICLE 13.
AWARDS UNDER OTHER PLANS.

The Company may grant awards under other plans or programs. Such awards may be settled in the form of Common Shares issued under this Plan. Such Common Shares shall be treated for all purposes under the Plan like Restricted Shares and shall, when issued, reduce the number of Common Shares available under Article 3.

ARTICLE 14.
LIMITATION ON RIGHTS.

14.1   **RETENTION RIGHTS; NATURE OF PAYMENTS**. Neither the Plan nor any Award granted under the Plan shall be deemed to give any individual a right to remain an Employee, Outside Director or Consultant. The Company and its Parents, Subsidiaries and Affiliates reserve the right to terminate the service of any Employee, Outside Director or Consultant at any time, with or without cause, subject to applicable laws, the Company's certificate of incorporation and bylaws and a written employment agreement (if any). Any and all grants of Awards and issuances of Common Shares under the Plan shall be in consideration of services performed for the Company by the Participant. All such grants and issuances shall constitute a special incentive payment to the Participant and shall not be taken into account in computing the amount of salary or compensation of the Participant for the purpose of determining any benefits under any pension, retirement, profit-sharing, bonus, life insurance or other benefit plan of the Company or any Affiliate or under any agreement between the Company or any Affiliate and the Participant, unless such plan or agreement specifically otherwise provides.

14.2   **STOCKHOLDERS' RIGHTS**. Subject to the other terms and conditions of the Plan, a Participant shall have no dividend rights, voting rights or other rights as a stockholder with respect to any Common Shares covered by his or her Award prior to the time when a stock certificate for such Common Shares is issued. No adjustment shall be made for cash dividends or other rights for which the record date is prior to such time, except as expressly provided in the Plan.

14.3   **REGULATORY REQUIREMENTS**. Any other provision of the Plan notwithstanding, the obligation of the Company to issue Common Shares under the Plan shall be subject to all applicable laws, rules and regulations and such approval by any regulatory body as may be required. The Company reserves the right to restrict, in whole or in part, the delivery of Common Shares pursuant to any Award prior to the satisfaction of all legal requirements relating to the issuance of such Common Shares, to their registration, qualification or listing or to an exemption from registration, qualification or listing.

ARTICLE 15.
WITHHOLDING TAXES; PARACHUTE PAYMENTS.

15.1 **GENERAL**. To the extent provided by the terms of an Award Agreement and subject to the discretion of the Committee, the Participant may satisfy any federal, state, foreign or local tax withholding obligation relating to the exercise or acquisition of Common Shares under an Award by any of the following means (in addition to the Company's right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (a) tendering a cash payment; (b) authorizing the Company to withhold Common Shares from the Common Shares otherwise issuable to the Participant as a result of the exercise or acquisition of Common Shares under the Award, provided, however, that no Common Shares are withheld with a value exceeding the amount of tax required to be withheld by law (or, to the extent permitted by the Committee, such other greater amount up to the maximum statutory rate under applicable law, as applicable to such Participant, if such other greater amount would not result in adverse financial accounting treatment, as determined by the Committee (including in connection with the effectiveness of FASB Accounting Standards Update 2016-09)); or (c) delivering to the Company previously owned and unencumbered Common Shares. The Company shall not be required to issue any Common Shares or make any cash payment under the Plan until such obligations are satisfied.

15.2 **SECTION 280G**.

(a) To the extent that any of the payments and benefits provided for under the Plan or any other agreement or arrangement between the Company or its Affiliates and a Participant (collectively, the "***Payments***") (i) constitute a "parachute payment" within the meaning of Code Section 280G and (ii) but for this paragraph would be subject to the excise tax imposed by Code Section 4999, then the Payments shall be payable either (i) in full or (ii) as to such lesser amount which would result in no portion of such Payments being subject to excise tax under Code Section 4999 (determined in accordance with the reduction of payments and benefits paragraph set forth below); whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Code Section 4999, results in the Participant's receipt on an after-tax basis, of the greatest amount of benefits under this Plan, notwithstanding that all or some portion of such benefits may be taxable under Code Section 4999. Any determination required under this provision will be made by accountants chosen by the Company, whose determination shall be conclusive and binding upon the Participant and the Company for all purposes.

(b) Except to the extent, if any, otherwise agreed in writing between a Participant and the Company, reduction of payments and benefits hereunder, if applicable, will be made by reducing, first, payments or benefits to be paid in cash in the order in which such payment or benefit would be paid or provided (beginning with such payment or benefit that would be made last in time and continuing, to the extent necessary, through to such payment or benefit that would be made first in time) and, then, reducing any benefit to be provided in-kind hereunder in a similar order; provided, however, that any reduction or elimination of accelerated vesting of any equity award will first be accomplished by reducing or eliminating the vesting of such awards that are valued in full for purposes of Code Section 280G, then the reduction or elimination of vesting of other equity awards.

ARTICLE 16.
AMENDMENT; TERM OF THE PLAN.

The Plan shall become effective on May 5, 2021. The Board may, at any time and for any reason, amend, suspend or terminate the Plan (subject to the approval of the Company's stockholders only to the extent required by applicable law, regulations or the requirements of the securities exchange on which the Common Shares are listed). The Committee may issue ISOs under the Plan until February 18, 2031. The Committee may issue any Award other than ISOs at any time prior to the date, if any, that the Board suspends or terminates the Plan. No Award may be granted pursuant to the Plan after such date, but Awards granted before such date may extend beyond that date.

ARTICLE 17.
CODE SECTION 409A; UNFUNDED PLAN

17.1 **CODE SECTION 409A**. The intent of the parties is that payments and benefits under the Plan comply with Code Section 409A to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and be administered to be in compliance therewith. Any payments described in the Plan that are due within the "short-term deferral period" as defined in Code Section 409A shall not be treated as deferred compensation unless applicable law requires otherwise. Notwithstanding anything to the contrary in the Plan, to the extent required in order to avoid accelerated taxation and/or tax penalties under Code Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided upon a "separation from service" to a Participant who is a "specified employee" shall be paid on the first business day after the date that is six (6) months following the Participant's separation from service (or upon the Participant's death, if earlier). In addition, for purposes of the Plan, each amount to be paid or benefit to be provided to the Participant pursuant to the Plan, which constitute deferred compensation subject to Code Section 409A, shall be construed as a separate identified payment for purposes of Code Section 409A. Nothing contained in the Plan or an Award Agreement shall be construed as a guarantee of any particular tax effect with respect to an Award. The Company does not guarantee that any Awards provided under the Plan will satisfy the provisions of Code Section 409A, and in no event will the Company be liable for any or all portion of any taxes, penalties, interest or other expenses that may be incurred by a Participant on account of any non-compliance with Code Section 409A.

17.2   **UNFUNDED STATUS**. The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. Although bookkeeping accounts may be established with respect to Participants who are entitled to cash, Common Shares or rights thereto under the Plan, any such accounts shall be used merely as a bookkeeping convenience. The Company shall not be required to segregate any assets that may at any time be represented by cash, Common Shares or rights thereto, nor shall the Plan be construed as providing for such segregation, nor shall the Company, the Board or the Committee be deemed to be a trustee of any cash, Common Shares or rights thereto to be granted under the Plan. Any liability or obligation of the Company to any Participant with respect to an Award of cash, Shares or rights thereto under the Plan shall be based solely upon any contractual obligations that may be created by the Plan and any Award Agreement, and no such liability or obligation of the Company shall be deemed to be secured by any pledge or other encumbrance on any property of the Company. None of the Company, the Board or the Committee shall be required to give any security or bond for the performance of any obligation that may be created by the Plan. With respect to the Plan and any Awards granted hereunder, Participants are general and unsecured creditors of the Company and have no rights or claims except as otherwise provided in the Plan or any applicable Award Agreement.

ARTICLE 18.
AWARDS TO FOREIGN NATIONALS AND PARTICIPANTS OUTSIDE THE UNITED STATES

Notwithstanding any provision of the Plan to the contrary, in order to comply, or facilitate compliance, with the applicable law or customs in other countries in which the Company or any of its affiliates operates or has employees or to qualify for preferred tax treatment of such jurisdictions, the Committee, in its discretion, will have the power and authority to (a) determine which Affiliates will be covered by the Plan; (b) determine which persons employed outside the United States are eligible to participate in the Plan; (c) amend or vary the terms and provisions of the Plan and the terms and conditions of any Award granted to persons who reside outside the United States; (d) establish subplans and modify exercise procedures and terms and procedures to the extent such actions are deemed to be necessary or advisable; and (e) take any action, before or after an Award is made, that it deems advisable to obtain or comply with any applicable law or regulatory exemptions or approvals.

ARTICLE 19.
GOVERNING LAW

This Plan, the Award Agreements and any other agreements or other documents hereunder shall be interpreted and construed in accordance with the laws of the State of Delaware and applicable federal law. Any reference in this Plan or in any Award Agreement or other agreement or document hereunder to a provision of law or to a rule or regulation shall be deemed to include any successor law, rule or regulation of similar effect or applicability.

ARTICLE 20.
DEFINITIONS.

20.1   *Affiliate* means any entity other than a Subsidiary, if the Company and/or one or more Subsidiaries own, directly or indirectly, not less than fifty percent (50%) of such entity.

20.2   *Award* means any award of an Option, Restricted Share, Restricted Stock Unit, Stock Appreciation Right, Other Stock-Based Award or Other Cash-Based Award under the Plan.

20.3   *Award Agreement* means any agreement, contract or other instrument or document evidencing an Award. Evidence of an Award may be in written or electronic form, may be limited to notation on the books and records of the Company and, with the approval of the Committee, need not be signed by a representative of the Company or a Participant. Any Common Shares that become deliverable to a Participant pursuant to the Plan may be issued in certificate form in the name of the Participant or in book-entry form in the name of the Participant.

20.4   *Board* means the Company's Board of Directors, as constituted from time to time.

20.5   *Cause* shall have the meaning assigned to such term in a Participant's written employment, severance, or similar agreement or Award Agreement with the Company, or, if no such agreement exists or the agreement does not define "Cause," Cause means a Participant's termination of service by the Company due to the Participant's (a) failure to perform his or her assigned duties or responsibilities as an Employee, Consultant or Outside Director of the Company or an Affiliate thereof (other than a failure resulting from the Participant's Disability) after notice thereof from the Company describing his or her failure to perform such duties or responsibilities; (b) breach of any confidentiality agreement, invention assignment agreement or written restrictive covenant agreement between the Participant and the Company or an Affiliate thereof; (c) engagement in any act of dishonesty, fraud, misrepresentation, moral turpitude or misappropriation of material property that was or is materially injurious to the Company or its Affiliates; (d) violation of any written Company policy, including, without limitation, any policy with respect to sexual harassment in the workplace; (e) violation of any federal or state law or regulation applicable to the Company's business; or (f) conviction of, or entrance of a plea of nolo contendere to, any crime. In addition, a Participant's service shall be deemed to have terminated for "Cause" if, on the date the Participant's service terminates, facts and circumstances exist that would have justified a termination for Cause, even if such facts and circumstances are discovered after such termination.

20.6   ***Change in Control*** shall mean:

(a)   The consummation of a merger or consolidation of the Company with or into another entity of any other corporate reorganization, if more than fifty percent (50%) of the combined voting power of the continuing or surviving entity's securities outstanding immediately after such merger, consolidation or other reorganization is owned by persons who were not stockholders of the Company immediately prior to such merger, consolidation, or other reorganization;

(b)   The consummation of a sale, transfer or other disposition of all or substantially all of the Company's assets;

(c)   A majority of the members of the Board are replaced during any eighteen (18) month period by directors whose appointment or election is not endorsed by a majority of the Board before the date of appointment or election; or

(d)   Any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than (i) the Company, (ii) a subsidiary thereof, (iii) any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any subsidiary thereof, or (iv) any company owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total voting power represented by the Company's then outstanding voting securities.

20.7   ***Code*** means the Internal Revenue Code of 1986, as amended.

20.8   ***Committee*** means a committee of the Board, as described in <u>Article 2</u>.

20.9   ***Common Share*** means one share of common stock, par value $0.01 per share, of the Company.

20.10   ***Company*** means Heska Corporation, a Delaware corporation.

20.11   ***Consultant*** means a consultant or adviser who provides bona fide services to the Company, a Parent, a Subsidiary or an Affiliate as an independent contractor. Service as a Consultant shall be considered employment for all purposes of the Plan, except as provided in <u>Section 4.2</u>.

20.12   ***Disability*** shall have the meaning assigned to such term in a Participant's written employment, severance, or similar agreement or Award Agreement with the Company, or, if no such agreement exists or the agreement does not define "Disability," Disability means a Participant's inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted, or can be expected to last, for a continuous period of not less than one year.

20.13   ***Employee*** means a common-law employee of the Company, a Parent, a Subsidiary or an Affiliate.

20.14   ***Exchange Act*** means the Securities Exchange Act of 1934, as amended.

20.15   ***Exercise Price*** means, with respect to any Award under which the holder may purchase Common Shares, the price per Common Share at which a holder of such Award granted hereunder may purchase Common Shares issuable upon exercise of such Award, as specified in the applicable Award Agreement.

20.16   ***Fair Market Value*** means, for so long as the Common Shares are listed on any established stock exchange or a national market system, the value of a Common Share as determined by reference to the most recent reported sale price of a Common Share (or if no sales were reported, the most recent closing price) as quoted on such exchange or system at the time of determination. In the absence of an established market for the Common Shares, the Fair Market Value shall be determined in good faith by the Committee and such determination shall be conclusive and binding on all persons.

20.17   ***ISO*** means an incentive stock option described in Code Section 422(b).

20.18   ***NQO*** means a stock option not described in Code Sections 422 or 423.

20.19   ***Option*** means an ISO or NQO granted under the Plan and entitling the holder to purchase Common Shares.

20.20   ***Other Cash-Based Award*** means a cash Award granted to a Participant under <u>Article 9</u>, including cash awarded as a bonus or upon the attainment of performance goals or otherwise as permitted under the Plan.

20.21 **Other Stock-Based Award** means a right or other interest granted to a Participant under Article 9 that may be denominated or payable and valued in whole or in part by reference to, or otherwise based on or related to, Common Shares, including, but not limited to, unrestricted Common Shares or dividend equivalents, each of which may be subject to the attainment of performance goals or a period of continued employment or other terms or conditions as permitted under the Plan.

20.22 **Outside Director** shall mean a member of the Board who is not an Employee.

20.23 **Parent** means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.

20.24 **Participant** means an individual or estate who holds an Award.

20.25 **Plan** means this Heska Corporation Equity Incentive Plan, as amended from time to time.

20.26 **Prior Plans** means the Heska Corporation Stock Incentive Plan and the Heska Corporation 2003 Equity Incentive Plan.

20.27 **Restricted Share** means a Common Share awarded under the Plan. An Award of Restricted Shares constitutes a transfer of ownership of Common Shares to a Participant from the Company subject to restrictions against transferability, assignment and hypothecation. Under the terms of the Award, the restrictions against transferability are removed when the Participant has met the specified vesting requirement.

20.28 **Restricted Stock Unit** means a notional account established pursuant to an Award granted to a Participant, as described in Article 7, that is (i) valued solely by reference to Common Shares, (ii) subject to restrictions specified in the Award Agreement, and (iii) payable in cash or in Common Shares (as specified in the Award Agreement). The Restricted Stock Units awarded to the Participant will vest according to the time-based criteria or performance goal criteria specified in the Award Agreement.

20.29 **Retirement** shall mean a Participant's termination of service with the Company (for any reason other than for Cause) on or after the attainment of age fifty-five (55) with at least ten (10) years of service with the Company and its Affiliates (including service with another company prior to it becoming an Affiliate).

20.30 **Stock Appreciation Right** means the right pursuant to an Award granted under Article 8 to receive an amount equal to the excess, if any, of (i) the aggregate Fair Market Value, as of the date such Award or portion thereof is surrendered, of the Common Shares covered by such Award or such portion thereof, over (ii) the aggregate Exercise Price of such Award or such portion thereof.

20.31 **Subsidiary** means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

20.32 **Subject Participant** means a Participant who is designated by the Board as an "executive officer" under the Exchange Act.

PROXY CARD

HESKA ✓VOTE

000004

ENDORSEMENT_LINE_____ SACKPACK_____

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4
ADD 5
ADD 6

C123456789

000000000.000000 ext   000000000.000000 ext
000000000.000000 ext   000000000.000000 ext
000000000.000000 ext   000000000.000000 ext

Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Online
Go to **www.investorvote.com/HSKA**
or scan the QR code – login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Save paper, time and money!
Sign up for electronic delivery at
www.investorvote.com/HSKA

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. [X]

2023 Annual Meeting Proxy Card

1234 5678 9012 345

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

- -

A **Election of Directors: The Board of Directors recommends a vote "FOR" the listed nominees.**

1. The election of Directors for a one year term.

	For	Withhold
01 - Robert L. Antin	☐	☐
02 - Stephen L. Davis	☐	☐
03 - Mark F. Furlong	☐	☐
04 - Joachim A. Hasenmaier	☐	☐
05 - Scott W. Humphrey	☐	☐
06 - Sharon J. Maples	☐	☐
07 - David E. Sveen	☐	☐
08 - Kevin S. Wilson	☐	☐

B **Proposals: The Board of Directors recommends a vote "FOR" for each of the following:**

	For	Against	Abstain
2. To ratify the appointment of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023.	☐	☐	☐
3. To amend the Heska Corporation Equity Incentive Plan to increase the number of shares authorized for issuance thereunder by 100,000 shares.	☐	☐	☐
4. To approve our executive compensation in a non-binding advisory vote.	☐	☐	☐

C 1234567890   JNT

1UPX 572432

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

03RHJC

The 2023 Annual Meeting of Stockholders of Heska Corporation will be held on
Wednesday, May 3, 2023 at 9:00 AM MDT virtually via the internet at https://meetnow.global/M2CPXHH.

To access the virtual meeting, you must have the information that is printed in the shaded bar
located on the reverse side of this form.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MAY 3, 2023
The Proxy Statement, this Proxy Card and the Form 10-K are available at https://materials.proxyvote.com/42805E.



Small steps make an impact.
Help the environment by consenting to receive electronic
delivery, sign up at www.investorvote.com/HSKA



▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

- -

Heska Corporation



MAY 3, 2023 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Catherine I. Grassman and Christopher D. Sveen, and each of them, as proxies, with full power of substitution, and hereby authorizes them to represent and vote, as designated below, all shares of the Common Stock of Heska Corporation, a Delaware corporation (the **"Company"**), held of record by the undersigned on March 6, 2023, at the Annual Meeting of Stockholders (the **"Annual Meeting"**) to be held virtually at 9:00 a.m., MDT on Wednesday, May 3, 2023 or at any adjournment or postponement thereof, with all the powers that the undersigned would have if personally present at the meeting. The undersigned represents that the undersigned is a Stockholder entitled to vote at the Annual Meeting. The Company's Restated Certificate of Incorporation, as amended, defines two classes of stock as "Common Stock Securities"; this proxy card will refer to these two classes of stock collectively as **"Common Stock"**.

The undersigned hereby acknowledges receipt of the Company Notice of Annual Meeting and Proxy Statement (the "Proxy Materials"), dated on or about March 21, 2023, and a copy of the Company's 2022 Form 10-K as filed with the Securities and Exchange Commission. Unless otherwise stated on this Proxy Card, all defined terms in the Proxy Materials shall be so defined on this Proxy Card. The undersigned hereby expressly revokes any and all proxies heretofore given or executed by the undersigned with respect to the shares of stock represented by this proxy and, by filing this proxy with the Secretary of Heska Corporation, gives notice of such revocation. **This proxy when properly executed will be voted in accordance with the specifications made by the undersigned stockholder on the matter(s) specified, and grant discretionary authority as to any and all other matters that may properly come before the meeting. If direction is not given, this proxy will be voted as the Board of Directors recommends. A proxy marked "abstain" on a given matter or a proxy that does not indicate a single preference other than "abstain" on a given matter will not be treated as present and entitled to vote on such matter and will be interpreted as a forfeiture of the right to vote such matter regardless of the direction made, if any.**

THIS PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE TIME IT IS VOTED.

C | **Authorized Signatures – This section must be completed for your vote to count. Please date and sign below.**

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) – Please print date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box.
/ /		

D | **Non-Voting Items**

Change of Address – Please print new address below.	Comments – Please print your comments below.



